Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

          SEPARATE ACCOUNT FP
                  of
     THE EQUITABLE LIFE ASSURANCE             James M. Benson, President
     SOCIETY OF THE UNITED STATES        The Equitable Life Assurance Society of
         (Exact Name of Trust)                    the United States
                                                  787 Seventh Avenue
     THE EQUITABLE LIFE ASSURANCE              New York, New York 10019
     SOCIETY OF THE UNITED STATES        (Name and Address of Agent for Service)
      (Exact Name of Depositor)
     1290 Avenue of the Americas
       New York, New York 10104
   (Address of Depositor's Principal
          Executive Offices)

                     ---------------------------------------
              Telephone Number, Including Area Code: (212) 554-1234
                    ----------------------------------------
                  Please send copies of all communications to:
               MARY P. BREEN, ESQ.                     with a copy to:
  Vice President and Associate General Counsel        THOMAS C. LAUERMAN
          The Equitable Life Assurance          Freedman, Levy, Kroll & Simonds
          Society of the United States  1050 Connecticut Avenue, N.W., Suite 825
               787 Seventh Avenue                  Washington, D.C. 20036
            New York, New York 10019
                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account FP
--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 2-98590. The Registrant filed a Rule 24f-2 Notice for the December 31, 1995 fiscal year end on February 27, 1996.

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SEPARATE ACCOUNT FP OF


            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                             Reconciliation and Tie
                             ----------------------

                            Incentive Life 2000 (TM)

Items of
Form N-8B-2*                             Captions in Prospectus
-----------                              ----------------------

1 .....................................  Summary of Incentive Life 2000
                                         Features - Investment Features.

2 .....................................  Part 1:  The Company That Issues
                                         Incentive Life 2000.

3 .....................................  Inapplicable.

4 .....................................  Part 3:  Distribution; Part 1:
                                         Our Parent, Equitable.

5, 6 ..................................  Part 1:  The Separate Account.

7 .....................................  Inapplicable.**

8 .....................................  Inapplicable.**

9 .....................................  Part 3:  Legal Proceedings.


------------

*Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account FP is an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement (File No. 811-4388). Pursuant to Sections 8 and 30(b) (1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Items of
Form N-8B-2                              Captions in Prospectus
-----------                              ----------------------

10(a).................................   Part 3:  Your Beneficiary, Assigning
                                         Your Policy.

10(b).................................   Part 2:  How We Determine the Unit
                                         Value; Part 3: Dividends.

10(c), 10(d)..........................   Part 2: Death Benefits; Changing The
                                         Face Amount; Maturity Benefits;
                                         Transfers of Policy Account Value;
                                         Telephone Transfers; Borrowing From
                                         Your Policy Account; Partial
                                         Withdrawals From Your Policy Account;
                                         Part 3: Your Payment Options; Assigning
                                         Your Policy; When We Pay Policy
                                         Proceeds.

10(e).................................   Part 2:  Your Policy Can Terminate; You
                                         May Restore A Policy After It
                                         Terminates.

10(f).................................   Part 3:  Your Voting Privileges.

10(g) (1), 10(g) (2), 10(h) (1),
10(h) (2).............................   Part 3:  Our Right to Change How We
                                         Operate; Your Voting Privileges.

10(g) (3), 10(g) (4), 10(h) (3),
10(h) (4).............................   Inapplicable.**

10(i).................................   Part 1:  The Separate Account and The
                                         Trust; Part 2:  Amounts in the Separate
                                         Account; Tax Effects.

11....................................   Part 1:  The Trust; Investment Policies
                                         of the Trust's Portfolios; The Separate
                                         Account.

12(a).................................   Part 1:  The Separate Account and The
                                         Trust - The Trust.

12(b).................................   Inapplicable.

12(c).................................   Part 1:  The Trust.

12(d).................................   Part 3:  Distribution.

12(e).................................   Inapplicable.**

Items of
Form N-8B-2                              Captions in Prospectus
------------                             ----------------------

13(a).................................   Part 2:  Transfers of Policy Account
                                         Value; Partial Withdrawal Charges;
                                         Deductions and Charges.

13(b), 13(c), 13(g)...................   Inapplicable.**  (But see Part 4:
                                         Illustrations of Policy Benefits).

13(d).................................   Prospectus Supplement describing
                                         Special Offer Incentive Life.

13(e), 13(f)..........................   Inapplicable.

14   .................................   Part 2:  Flexible Premiums; Policy
                                         Periods, Anniversaries, Dates and Ages.

15   .................................   Part 2:  Flexible Premiums; Policy
                                         Periods, Anniversaries, Dates and Ages.

16   .................................   Part 1: The Separate Account; Transfers
                                         From the Guaranteed Investment
                                         Division; Part 2: Amounts in the
                                         Separate Account; Transfers of Policy
                                         Account Value; Repaying the Loan.

17(a), 17(b)..........................   Captions referenced under Items 10(c),
                                         10(d) and 10(e) above.

17(c).................................   Inapplicable.**

18(a).................................   Part 2: How We Determine the Unit
                                         Value.

18(b), 18(d)..........................   Inapplicable.

18(c).................................   Part 2:  How We Determine the Unit
                                         Value; Tax Effects - Our Taxes.

19   .................................   Part 3: Our Reports to Policyowners;
                                         Distributions; and Your Voting
                                         Privileges.

20(a).................................   Captions referenced under Items
                                         10(g) (1), 10(g) (2), 10(h) (1), and
                                         10(h) (2).

20(b), 20(c), 20(d), 20(e), 20(f).....   Inapplicable.

21(a), 21(b)..........................   Part 2:  Borrowing From Your Policy
                                         Account.

Items of
Form N-8B-2                              Captions in Prospectus
-----------                              ----------------------

21(c).................................   Inapplicable.**

22   .................................   Part 3:  Limits on Our Right to
                                         Challenge the Policy.

23   .................................   Inapplicable.

24   .................................   Part 1; Part 2; Part 3.

25   .................................   Part 1:  Equitable.

26(a), 26(b)..........................   Inapplicable.**

27   .................................   Part 1:  Equitable; Part 3:
                                         Distribution.

28   .................................   Part 3:  Management.

29   .................................   Part 1:  Equitable.

30   .................................   Inapplicable.

31, 32, 33, 34........................   Inapplicable.**

35   .................................   Part 3:  Regulation.

36   .................................   Inapplicable.**

37   .................................   Inapplicable.

38   .................................   Part 3:  Distribution.

39(a).................................   Part 1:  Equitable.

39(b).................................   Part 3:  Distribution.

40(a).................................   Inapplicable.** (But see Part 3:
                                         Distribution.)

40(b).................................   Inapplicable.

41(a).................................   Part 1:  Equitable; Part 3:
                                         Distribution.

41(b), 41(c), 42......................   Inapplicable.**

43   .................................   Inapplicable.

44(a)(1)..............................   Part 2:  How We Determine the Unit
                                         Value.

44(a) (2).............................   Part 1: The Separate Account: Transfers
                                         from the Guaranteed Interest Division;
                                         Part 2: Death Benefits; Maturity
                                         Benefits; Amounts in The Separate
                                         Account; How We Determine The Unit
                                         Value; Transfers of Policy Account
                                         Value; Telephone Transfers; Borrowing
                                         From Your Policy Account; Partial
                                         Withdrawals From Your Policy Account;
                                         Surrender For Net Cash Surrender Value;
                                         Policy Periods, Anniversaries, Dates
                                         and Ages Part 3: When We Pay Policy
                                         Proceeds.

44(a) (3).............................   Captions referenced under Item 44(a)
                                         (2) and Part 2: Your Policy Account
                                         Value.

44(a) (4).............................   Part 2:  Charges Against the Separate
                                         Account; Our Taxes.

44(a) (5).............................   Part 2:  Deductions from your Premiums.

44(a) (6).............................   Part 2:  Your Policy Account Value;
                                         Amounts in the Separate Account; How we
                                         Determine the Unit Value; Part 4:
                                         Illustration of Policy Benefits.

44(b).................................   Inapplicable.**

44(c).................................   Part 2:  Charges Against The Separate
                                         Account; Prospectus Supplement
                                         describing Special Offer Incentive
                                         Life.

45   .................................   Inapplicable.

46(a).................................   Captions referenced under Item 44(a)
                                         above.

Items of
Form N-8B-2                              Captions in Prospectus
-----------                              ----------------------

46(b).................................   Inapplicable.**

47, 48, 49............................   Inapplicable.

50   .................................   Part 1:  The Separate Account.

51(a) - (j)...........................   Inapplicable.**

52(a), 52(c)..........................   Part 3:  Our Right to Change How We
                                         Operate.

52(b), 52(d)..........................   Inapplicable.

53 (a)................................   Part 2:  Our Taxes.

53(b), 54.............................   Inapplicable.

55   .................................   Inapplicable.**

56 - 59...............................   Inapplicable.**


3233i

                      THE EQUITABLE LIFE ASSURANCE SOCIETY
                              OF THE UNITED STATES

                                 IL PROTECTOR(SM)
                                  IL COLI II(SM)
                                    IL COLI
                              INCENTIVE LIFE PLUS(SM)
                                SURVIVORSHIP 2000
                              SPECIAL OFFER POLICY
                               INCENTIVE LIFE 2000
                                  CHAMPION 2000
                                     SP-FLEX
                                 INCENTIVE LIFE

                   PROSPECTUS SUPPLEMENT DATED JANUARY 1, 1997

This supplement updates certain information in the Prospectus you received for the variable life insurance policy you purchased from Equitable Variable Life Insurance Company ("Equitable Variable")*. If your prospectus is dated 1995 or earlier, we also mailed to you a prospectus supplement dated May 1, 1996. Capitalized terms used in this supplement have the same meanings as in the Prospectus. You should keep this supplement with your Prospectus and any May 1, 1996 supplement. We will send you another copy of any Prospectus or supplement, without charge, on written request.

On January 1, 1997, Equitable Variable, a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable") was merged with and into Equitable. As a result of this merger, all of Equitable Variable's assets, including the assets of Equitable Variable's Separate Account FP, became the assets of Equitable, and all of Equitable Variable's obligations, including your policy, were assumed by Equitable. The merger did not affect any policy values, premiums, investment options or other terms and conditions of your policy in any way. Policy Account values allocated to the Separate Account Funds continue after the merger without change or interruption.

Management. A list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

Financial Statements. The financial statements of Separate Account FP and Equitable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, independent accountants, as stated in their reports. The financial statements of Separate Account FP and Equitable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing. The financial statements of Separate Account FP and Equitable for the periods ended September 30, 1996 and 1995 included in this prospectus supplement are unaudited.

The financial statements of Equitable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the funds in the Separate Account. The financial statements of Separate Account FP include periods prior to the merger when Separate Account FP was part of Equitable Variable.





-------------------
*This supplement updates certain information contained in the IL Protector Prospectus dated July 25, 1996; the IL COLI II Prospectus dated July 24, 1996; the Incentive Life Plus Prospectuses dated December 19, 1994, May 1, 1995, September 15, 1995 and May 1, 1996; the IL COLI supplements thereto dated September 15, 1995 and May 1, 1996, and the Special Offer Policy supplements thereto dated May 1, 1995, September 15, 1995 and May 1, 1996; the Survivorship 2000 Prospectuses dated August 18, 1992 and May 1, 1993, 1994, 1995 and 1996; the Incentive Life 2000 Prospectuses dated November 27, 1991 and May 1, 1993 and 1994, and the Special Offer Policy supplements thereto dated November 27, 1991, January 29, 1993, May 1, 1993, May 1, 1994, and May 1, 1995; the Champion 2000
Prospectuses  dated  November  27,  1991 and May 1, 1993 and 1994;  the  SP-FLEX
Prospectuses dated September 30 and August 24, 1987; and the Incentive Life Prospectuses dated August 29, 1989, February 27, 1991 and May 1, 1990, 1993 and 1994.


EVM-103

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report..........................................................................................     FSA-2
Financial Statements:
      Statement of Assets and Liabilities, December 31, 1995..........................................................     FSA-3
      Statement of Operations for the Years Ended December 31, 1995, 1994 and 1993....................................     FSA-4
      Statement of Changes in Net Assets for the Years Ended December 31, 1995, 1994 and 1993.........................     FSA-8
      Notes to Financial Statements...................................................................................    FSA-12
Interim Financial Statements:
      Statement of Assets and Liabilities, September 30, 1996 (unaudited).............................................    FSA-20
      Statement of Operations for the Nine Months Ended September 30, 1996 and 1995 (unaudited).......................    FSA-21
      Statement of Changes in Net Assets for the Nine Months Ended September 30, 1996 and 1995 (unaudited)............    FSA-24
      Notes to Interim Financial Statements (unaudited)...............................................................    FSA-27


















                                     FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, Quality Bond Division, High Yield Division, Growth and Income Division, Equity Index Division, Common Stock Division, Global Division, International Division, Aggressive Stock Division, Conservative Investors Division, Balanced Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account FP at December 31, 1995 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996, except as to Note 8 which is as of September 19, 1996



                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                            INTERMEDIATE
                              MONEY          GOVERNMENT      QUALITY          HIGH          GROWTH &       EQUITY
                              MARKET         SECURITIES        BOND          YIELD           INCOME         INDEX
                              DIVISION        DIVISION       DIVISION       DIVISION        DIVISION      DIVISION
                            ------------    -----------    ------------    -----------    -----------    -----------
ASSETS
Investments in shares of
  The Hudson River
  Trust -- at market
  value (Notes 2 and 7)
Cost:  $207,548,119.....    $207,638,095
         37,536,467.....                    $37,681,989
        141,011,715.....                                   $138,906,039
         68,700,148.....                                                   $72,524,129
         17,021,456.....                                                                  $19,144,802
         59,443,291.....                                                                                 $71,895,056
Receivable for sales of
  shares of The Hudson
  River Trust...........              --             --              --             --             --             --
Receivable for policy-
  related transactions..       1,030,719        472,227         195,736        671,870        272,371        214,843
                            ------------    -----------    ------------    -----------    -----------    -----------
Total Assets............     208,668,814     38,154,216     139,101,775     73,195,999     19,417,173     72,109,899
                            ------------    -----------    ------------    -----------    -----------    -----------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................       1,021,043        488,551         195,429        740,734        272,227        214,856
Payable for policy-
  related transactions..              --             --              --             --             --             --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         514,240        516,621         618,900        524,303        526,633        271,428
                            ------------    -----------    ------------    -----------     ----------    -----------
Total Liabilities.......       1,535,283      1,005,172         814,329      1,265,037        798,860        486,284
                            ------------    -----------    ------------    -----------     ----------    -----------
NET ASSETS ATTRIBUTABLE
TO POLICYOWNERS.........    $207,133,531    $37,149,044    $138,287,446    $71,930,962    $18,618,313    $71,623,615
                            ============    ===========    ============    ===========    ===========    ===========

See Notes to Financial Statements.


                                COMMON                                        AGGRESSIVE
                                STOCK           GLOBAL       INTERNATIONAL      STOCK
                               DIVISION         DIVISION        DIVISION       DIVISION
                            --------------    ------------    -----------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost: $966,230,780......    $1,148,055,059
       297,303,481......                      $333,829,077
        11,991,226......                                      $12,659,132
       475,758,260......                                                     $556,029,378
Receivable for sales of
  shares of The Hudson
  River Trust...........                --              --             --              --
Receivable for policy-
  related transactions..           233,000         421,042        137,166         800,569
                            --------------    ------------    -----------    ------------
Total Assets............     1,148,288,059     334,250,119     12,796,298     556,829,947
                            --------------    ------------    -----------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................           679,729         246,368        143,511       1,121,615
Payable for  policy-
  related transactions..                --              --             --              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         1,023,056         506,731        220,849         520,201
                            --------------    ------------    -----------    ------------
Total Liabilities.......         1,702,785         753,099        364,360       1,641,816
                            --------------    ------------    -----------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $1,146,585,274    $333,497,020    $12,431,938    $555,188,131
                            ==============    ============    ===========    ============

See Notes to Financial Statements.

                                         ASSET ALLOCATION SERIES
                            --------------------------------------------
                            CONSERVATIVE                       GROWTH
                             INVESTORS        BALANCED        INVESTORS
                              DIVISION        DIVISION        DIVISION
                            ------------    ------------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost: $162,300,470......    $172,662,590
       356,282,500......                    $399,379,687
       474,917,898......                                    $556,703,771
Receivable for sales of
  shares of The Hudson
  River Trust...........          76,736              --              --
Receivable for policy-
  related transactions..              --              --         191,779
                            ------------    ------------    ------------
Total Assets............     172,739,326     399,379,687     556,895,550
                            ------------    ------------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................              --         179,701         414,996
Payable for policy-
  related transactions..          81,465          47,918              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         570,762         586,859         602,888
                            ------------    ------------    ------------
Total Liabilities.......         652,227         814,478       1,017,884
                            ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $172,087,099    $398,565,209    $555,877,666
                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS



                                                           MONEY MARKET DIVISION         INTERMEDIATE GOVERNMENT SECURITIES DIVISION
                                                   ------------------------------------  -------------------------------------------



                                                           YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                   ------------------------------------  --------------------------------------

                                                      1995         1994         1993        1995          1994           1993
                                                   ----------   ----------   ----------  ----------   ------------   ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $9,225,401   $5,368,883   $4,163,389  $2,010,283   $ 5,671,984   $14,930,827
  Expenses (Note 3):
    Mortality and expense risk charges..........      954,556      826,379      834,113     197,721       527,675     1,470,325
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET INVESTMENT INCOME...........................    8,270,845    4,542,504    3,329,276   1,812,562     5,144,309    13,460,502
                                                   ----------   ----------   ----------  ----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........     (432,347)      95,530     (339,754)   (810,768)  (10,163,976)    3,999,846
    Realized gain distribution from
      The Hudson River Trust....................           --           --           --          --            --    11,449,074
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET REALIZED GAIN (LOSS)........................     (432,347)      95,530     (339,754)   (810,768)  (10,163,976)   15,448,920

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period.........................       32,760      (14,267)    (224,885) (2,736,863)   (1,617,237)    1,966,231
    End of period...............................       89,976       32,760      (14,267)    145,522    (2,736,863)   (1,617,237)
                                                   ----------   ----------   ----------  ----------   -----------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................       57,216       47,027      210,618   2,882,385    (1,119,626)   (3,583,468)
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................     (375,131)     142,557     (129,136)  2,071,617   (11,283,602)   11,865,452
                                                   ----------   ----------   ----------  ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $7,895,714   $4,685,061   $3,200,140  $3,884,179   $(6,139,293)  $25,325,954
                                                   ==========   ==========   ==========  ==========   ===========   ===========


                                                             QUALITY BOND DIVISION
                                                    -------------------------------------------

                                                                                   OCTOBER 1*
                                                                                      TO
                                                     YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                                   ---------------------------    ------------

                                                       1995            1994           1993
                                                   -----------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 7,958,285    $  8,123,722    $  1,221,840
  Expenses (Note 3):
    Mortality and expense risk charges..........       767,627         689,178         163,308
                                                   -----------    ------------    ------------
NET INVESTMENT INCOME...........................     7,190,658       7,434,544       1,058,532
                                                   -----------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (632,666)       (410,697)           (106)
    Realized gain distribution from
      The Hudson River Trust....................            --              --         130,973
                                                   -----------    ------------    ------------
NET REALIZED GAIN (LOSS)........................      (632,666)       (410,697)        130,867

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period.........................   (15,521,200)     (1,886,621)            --
    End of period...............................    (2,105,676)    (15,521,200)    (1,886,621)
                                                   -----------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    13,415,524     (13,634,579)    (1,886,621)
                                                   -----------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    12,782,858     (14,045,276)    (1,755,754)
                                                   -----------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $19,973,516    $ (6,610,732)   $  (697,222)
                                                   ===========    ============    ===========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          HIGH YIELD DIVISION
                                                              ----------------------------------------


                                                                        YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1995           1994          1993
                                                              -----------    -----------    ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $ 6,518,568    $ 4,578,946    $4,488,259
  Expenses (Note 3):
    Mortality and expense risk charges....................        371,369        305,522       285,992
                                                              -----------    -----------    ----------
NET INVESTMENT INCOME.....................................      6,147,199      4,273,424     4,202,267
                                                              -----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................       (179,454)      (328,199)      107,852
    Realized gain distribution from
      The Hudson River Trust..............................             --             --     1,030,687
                                                              -----------    -----------    ----------
NET REALIZED GAIN (LOSS)..................................       (179,454)      (328,199)    1,138,539

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................       (873,103)     4,734,999       763,746
    End of period.........................................      3,823,981       (873,103)    4,734,999
                                                              -----------    -----------    ----------
  Change in unrealized appreciation/depreciation
    during the period.....................................      4,697,084     (5,608,102)    3,971,253
                                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....      4,517,630     (5,936,301)    5,109,792
                                                              -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $10,664,829    $(1,662,877)   $9,312,059
                                                              ===========    ===========    ==========

See Notes to Financial Statements.


                                                                     GROWTH & INCOME DIVISION               EQUITY INDEX DIVISION
                                                              ---------------------------------------     --------------------------
                                                                                          OCTOBER 1*                     APRIL 1*
                                                                                             TO            YEAR ENDED       TO
                                                               YEAR ENDED DECEMBER 31,   DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                              ------------------------  -------------     -----------  -------------
                                                                 1995          1994         1993             1995           1994
                                                              ----------     ---------  -------------     -----------  -------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $  380,677     $ 108,492     $ 3,394        $   964,775    $ 596,180
  Expenses (Note 3):
    Mortality and expense risk charges....................        69,716        19,204       1,833            289,199      152,789
                                                              ----------     ---------     -------        -----------    ---------
NET INVESTMENT INCOME.....................................       310,961        89,288       1,561            675,576      443,391
                                                              ----------     ---------     -------        -----------    ---------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................         2,791       (11,709)       (134)             3,060       (6,949)
    Realized gain distribution from
      The Hudson River Trust..............................            --            --          --            536,890      134,154
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED GAIN (LOSS)..................................         2,791       (11,709)       (134)           539,950      127,205

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................      (141,585)         (904)         --           (399,286)          --
    End of period.........................................     2,123,346      (141,585)       (904)        12,451,765     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
  Change in unrealized appreciation/depreciation
    during the period.....................................     2,264,931      (140,681)       (904)        12,851,051     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....     2,267,722      (152,390)     (1,038)        13,391,001     (272,081)
                                                              ----------     ---------     -------        -----------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $2,578,683     $ (63,102)    $   523        $14,066,577    $ 171,310
                                                              ==========     =========     =======        ===========    =========

See Notes to Financial Statements.

* Commencement of Operations


                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                    COMMON STOCK DIVISION                          GLOBAL STOCK DIVISION
                                         --------------------------------------------    -----------------------------------------


                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                         --------------------------------------------    -----------------------------------------
                                             1995            1994            1993            1995           1994           1993
                                         ------------    ------------    ------------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................    $ 14,259,262    $ 11,755,355    $ 10,311,886    $ 5,152,442    $ 2,768,605    $ 1,060,406
  Expenses (Note 3):
    Mortality and expense risk
      charges........................       6,050,368       4,741,008       4,005,102      1,743,898      1,211,620        466,897
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INVESTMENT INCOME................       8,208,894       7,014,347       6,306,784      3,408,544      1,556,985        593,509
                                         ------------    ------------    ------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................      16,793,683         292,144       4,176,629      3,049,444      3,347,704      1,333,766
    Realized gain distribution from
      The Hudson River Trust.........      63,838,178      43,936,280      85,777,775      9,214,950      4,821,242     11,642,904
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED GAIN (LOSS).............      80,631,861      44,228,424      89,954,404     12,264,394      8,168,946     12,976,670

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............      (2,048,649)     71,350,568      22,647,989      3,130,280      7,062,877      2,783,724
    End of period....................     181,824,279      (2,048,649)     71,350,568     36,525,596      3,130,280      7,062,877
                                         ------------    ------------    ------------    -----------    -----------    -----------
  Change in unrealized appreciation/
    depreciation during the period...     183,872,928     (73,399,217)     48,702,579     33,395,316     (3,932,597)     4,279,153
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............     264,504,789     (29,170,793)    138,656,983     45,659,710      4,236,349     17,255,823
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........    $272,713,683    $(22,156,446)   $144,963,767    $49,068,254    $ 5,793,334    $17,849,332
                                         ============    ============    ============    ===========    ===========    ===========

See Notes to Financial Statements.

                                          INTERNATIONAL
                                            DIVISION                 AGGRESSIVE STOCK DIVISION
                                         --------------   --------------------------------------------
                                            APRIL 3*
                                              TO
                                          DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                         --------------   --------------------------------------------
                                              1995            1995            1994            1993
                                           ----------     ------------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................       $195,500      $  1,268,689    $    400,102    $    766,228
  Expenses (Note 3):
    Mortality and expense risk
      charges........................         36,471         2,702,978       1,944,639       1,757,109
                                            --------      ------------    ------------    ------------
NET INVESTMENT INCOME................        159,029        (1,434,289)     (1,544,537)       (990,881)
                                            --------      ------------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................           (790)       11,560,966      (6,075,250)     35,696,507
    Realized gain distribution from
      The Hudson River Trust.........         51,741        61,903,470              --      25,339,962
                                            --------      ------------    ------------    ------------
NET REALIZED GAIN (LOSS).............         50,951        73,464,436      (6,075,250)     61,036,469

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............             --        30,761,318      35,185,988      53,885,737
    End of period....................        667,906        80,271,118      30,761,318      35,185,988
                                            --------      ------------    ------------    ------------
  Change in unrealized appreciation/
    depreciation during the period...        667,906        49,509,800      (4,424,670)    (18,699,749)
                                            --------      ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............        718,857       122,974,236     (10,499,920)     42,336,720
                                            --------      ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........       $877,886      $121,539,947    $(12,044,457)   $ 41,345,839
                                            ========      ============    ============    ============

See Notes to Financial Statements.

*Commencement of Operations


                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

                                                                                ASSET ALLOCATION SERIES
                                                   ---------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS DIVISION                    BALANCED DIVISION
                                                   --------------------------------------   ----------------------------------------
                                                            YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------   ----------------------------------------
                                                       1995          1994         1993          1995          1994           1993
                                                   -----------   -----------   ----------   -----------   ------------   -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 8,169,109   $ 6,205,574   $4,088,977   $12,276,328   $ 10,557,487   $10,062,862
  Expenses (Note 3):
    Mortality and expense risk charges..........       921,294       750,164      551,610     2,237,982      2,103,510     2,047,811
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INVESTMENT INCOME...........................     7,247,815     5,455,410    3,537,367    10,038,346      8,453,977     8,015,051
                                                   -----------   -----------   ----------   -----------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (378,551)     (421,501)      91,739    (2,466,524)       858,164     1,446,919
    Realized gain distribution from
      The Hudson River Trust....................     1,068,272            --    4,651,717    10,894,130             --    20,280,817
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED GAIN (LOSS)........................       689,721      (421,502)   4,743,456     8,427,606        858,164    21,727,736

  Unrealized appreciation (depreciation) on
    investments:
    Beginning of period.........................    (8,767,697)    1,915,037    2,223,612    (2,878,875)    37,960,661    30,072,900
    End of period...............................    10,362,120    (8,767,697)   1,915,037    43,097,187     (2,878,875)   37,960,661
                                                   -----------   -----------   ----------   -----------   ------------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    19,129,817   (10,682,734)    (308,575)   45,976,062    (40,839,536)    7,887,761
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    19,819,538   (11,104,236)   4,434,881    54,403,668    (39,981,372)   29,615,497
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $27,067,353   $(5,648,826)  $7,972,248   $64,442,014   $(31,527,395)  $37,630,548
                                                   ===========   ===========   ==========   ===========   ============   ===========

See Notes to Financial Statements.

                                                               ASSET ALLOCATION SERIES
                                                   -------------------------------------------
                                                              GROWTH INVESTORS DIVISION
                                                   -------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------
                                                       1995            1994            1993
                                                   ------------    ------------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust......... $ 15,855,901    $ 10,663,204    $ 5,922,228
  Expenses (Note 3):
    Mortality and expense risk charges............    2,796,354       1,995,747      1,274,117
                                                   ------------    ------------    -----------
NET INVESTMENT INCOME.............................   13,059,547       8,667,457      4,648,111
                                                   ------------    ------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........    1,752,185         241,591         52,392
    Realized gain distribution from
      The Hudson River Trust......................    7,421,853              --     14,624,517
                                                   ------------    ------------    -----------
NET REALIZED GAIN (LOSS)..........................    9,174,038         241,591     14,676,909

  Unrealized appreciation (depreciation) on
  investments:
    Beginning of period...........................     (770,693)     20,567,604     12,746,740
    End of period.................................   81,785,873        (770,693)    20,567,604
                                                   ------------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................   82,556,566     (21,338,297)     7,820,864
                                                   ------------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................   91,730,604     (21,096,706)    22,497,773
                                                   ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS................................. $104,790,151    $(12,429,249)   $27,145,884
                                                   ============    ============    ===========

See Notes to Financial Statements.

                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS



                                                                                                INTERMEDIATE GOVERNMENT
                                                  MONEY MARKET DIVISION                           SECURITIES DIVISION
                                       ------------------------------------------   -------------------------------------------


                                                 YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------   -------------------------------------------
                                           1995           1994           1993           1995           1994            1993
                                       ------------   ------------   ------------   -----------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  8,270,845   $  4,542,504   $  3,329,276   $ 1,812,562   $   5,144,309   $  13,460,502
  Net realized gain (loss)..........       (432,347)        95,530       (339,754)     (810,768)    (10,163,976)     15,448,920
  Change in unrealized appreciation/
    depreciation on investments.....         57,216         47,027        210,618     2,882,385      (1,119,626)     (3,583,468)
                                       ------------   ------------   ------------   -----------   -------------   -------------

  Net increase (decrease)
    from operations.................      7,895,714      4,685,061      3,200,140     3,884,179      (6,139,293)     25,325,954
                                       ------------   ------------   ------------   -----------   -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............     96,773,056     82,536,703     64,845,505    11,016,347      18,915,140      26,598,113
  Benefits and other policy-related
    transactions (Note 3)...........    (39,770,849)   (32,432,771)   (31,747,197)   (6,286,070)     (5,813,181)     (7,539,335)
  Net transfers among divisions.....      4,776,165    (25,466,044)   (50,510,704)      953,149    (125,116,319)   (180,916,946)
                                       ------------   ------------   ------------   -----------   -------------   -------------
  Net increase (decrease) from
    policy-related transactions.....     61,778,372     24,637,888    (17,412,396)    5,683,426    (112,014,360)   (161,858,168)
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......        (36,640)       (24,067)        92,890       (72,636)         15,335         (69,330)
                                       ------------   ------------   ------------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...     69,637,446     29,298,882    (14,119,366)    9,494,969    (118,138,318)   (136,601,544)
NET ASSETS, BEGINNING OF PERIOD.....    137,496,085    108,197,203    122,316,569    27,654,075     145,792,393     282,393,937
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET ASSETS, END OF PERIOD...........   $207,133,531   $137,496,085   $108,197,203   $37,149,044   $  27,654,075   $ 145,792,393
                                       ============   ============   ============   ===========   =============   =============

See Notes to Financial Statements.


                                                   QUALITY BOND DIVISION
                                       -------------------------------------------
                                                                        OCTOBER 1*
                                                                           TO
                                          YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                       ----------------------------    -----------
                                           1995            1994           1993
                                       ------------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  7,190,658    $  7,434,544    $ 1,058,532
  Net realized gain (loss)..........       (632,666)       (410,697)       130,867
  Change in unrealized appreciation/
    depreciation on investments.....     13,415,524     (13,634,579)    (1,886,621)
                                       ------------    ------------    -----------

  Net increase (decrease)
    from operations.................     19,973,516      (6,610,732)      (697,222)
                                       ------------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............      2,516,135         850,240        181,283
  Benefits and other policy-related
    transactions (Note 3)...........     (3,189,044)     (2,891,278)      (441,626)
  Net transfers among divisions.....      2,462,969      25,765,197    100,786,909
                                       ------------    ------------    -----------
  Net increase (decrease) from
    policy-related transactions.....      1,790,060      23,724,159    100,526,566
                                       ------------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......       (712,602)        255,654         38,047
                                       ------------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS...     21,050,974      17,369,081     99,867,391
NET ASSETS, BEGINNING OF PERIOD.....    117,236,472      99,867,391             --
                                       ------------    ------------    -----------
NET ASSETS, END OF PERIOD...........   $138,287,446    $117,236,472    $99,867,391
                                       ============    ============    ===========

See Notes to Financial Statements.

*Commencement of Operations


                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            HIGH YIELD DIVISION
                                                               ------------------------------------------


                                                                          YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  1995            1994            1993
                                                               -----------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................     $ 6,147,199    $  4,273,424    $ 4,202,267
  Net realized gain (loss)................................        (179,454)       (328,199)     1,138,539
  Change in unrealized appreciation/
    depreciation on investments...........................       4,697,084      (5,608,102)     3,971,253
                                                               -----------    ------------    -----------
  Net increase (decrease) from operations.................      10,664,829      (1,662,877)     9,312,059
                                                               -----------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      15,333,474      14,287,345     10,787,763
  Benefits and other policy-related
    transactions (Note 3).................................      (8,211,013)     (7,162,537)    (5,179,424)
  Net transfers among divisions...........................       4,789,450     (11,048,174)     1,006,671
                                                               -----------    ------------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................      11,911,911      (3,923,366)     6,615,010
                                                               -----------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................        (100,679)         16,028        (31,889)
                                                               -----------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................      22,476,061      (5,570,215)    15,895,180
NET ASSETS, BEGINNING OF PERIOD...........................      49,454,901      55,025,116     39,129,936
                                                               -----------    ------------    -----------
NET ASSETS, END OF PERIOD.................................     $71,930,962    $ 49,454,901    $55,025,116
                                                               ===========    ============    ===========

See Notes to Financial Statements.

                                                                    GROWTH & INCOME DIVISION                EQUITY INDEX DIVISION
                                                              -------------------------------------      --------------------------
                                                                                           OCTOBER 1*                    APRIL 1*
                                                                                              TO          YEAR ENDED        TO
                                                                YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              -------------------------   -----------    -----------    -----------
                                                                  1995          1994         1993           1995           1994
                                                              -----------    ----------   -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................    $   310,961    $   89,288    $  1,561      $   675,576    $   443,391
  Net realized gain (loss)................................          2,791       (11,709)       (134)         539,950        127,205
  Change in unrealized appreciation/
    depreciation on investments...........................      2,264,931      (140,681)       (904)      12,851,051       (399,286)
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from operations.................      2,578,683       (63,102)        523       14,066,577        171,310
                                                              -----------    ----------    --------      -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      6,464,035     2,953,965     182,381       10,308,871        690,540
  Benefits and other policy-related
    transactions (Note 3).................................     (1,385,132)     (481,430)     (6,581)      (2,111,532)      (472,818)
  Net transfers among divisions...........................      5,274,221     3,033,230     279,153       18,305,589     30,736,505
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................     10,353,124     5,505,765     454,953       26,502,928     30,954,227
                                                              -----------    ----------    --------      -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................       (221,877)        6,113       4,131          (71,293)          (134)
                                                              -----------    ----------    --------      -----------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................     12,709,930     5,448,776     459,607       40,498,212     31,125,403
NET ASSETS, BEGINNING OF PERIOD...........................      5,908,383       459,607          --       31,125,403             --
                                                              -----------    ----------    --------      -----------    -----------
NET ASSETS, END OF PERIOD.................................    $18,618,313    $5,908,383    $459,607      $71,623,615    $31,125,403
                                                              ===========    ==========    ========      ===========    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            COMMON STOCK DIVISION                         GLOBAL STOCK DIVISION
                               --------------------------------------------   ------------------------------------------


                                            YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                               --------------------------------------------   ------------------------------------------
                                     1995            1994           1993          1995           1994           1993
                               --------------   -------------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....   $    8,208,894   $  7,014,347    $ 6,306,784   $  3,408,544   $  1,556,985   $    593,509
  Net realized gain (loss)..       80,631,861     44,228,424     89,954,404     12,264,394      8,168,946     12,976,670
  Change in unrealized
    appreciation/
    depreciation on
    investments.............      183,872,928    (73,399,217)    48,702,579     33,395,316     (3,932,597)     4,279,153
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........      272,713,683    (22,156,446)   144,963,767     49,068,254      5,793,334     17,849,332
                               --------------   ------------   ------------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      216,068,996    171,525,812    124,210,476     92,666,618     77,766,997     25,508,452
  Benefits and other
    policy-related
    transactions (Note 3)...     (118,456,643)   (93,481,219)   (77,837,895)   (37,507,499)   (23,371,745)    (8,931,159)
  Net transfers among
    divisions...............      (34,354,864)    19,730,410     (9,498,455)   (12,472,104)    47,610,957     59,544,080
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............       63,257,489     97,775,003     36,874,126     42,687,015    102,006,209     76,121,373
                               --------------   ------------   ------------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................         (392,099)        44,948       (124,376)       (96,720)       (17,737)         4,085
                               --------------   ------------   ------------   ------------   ------------   ------------
INCREASE IN NET ASSETS......      335,579,073     75,663,505    181,713,517     91,658,549    107,781,806     93,974,790
NET ASSETS, BEGINNING OF
  PERIOD....................      811,006,201    735,342,696    553,629,179    241,838,471    134,056,665     40,081,875
                               --------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................   $1,146,585,274   $811,006,201   $735,342,696   $333,497,020   $241,838,471   $134,056,665
                               ==============   ============   ============   ============   ============   ============

See Notes to Financial Statements.

                               INTERNATIONAL
                                  DIVISION              AGGRESSIVE STOCK DIVISION
                                -----------   ------------------------------------------
                                 APRIL 3*
                                    TO
                                DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                -----------   ------------------------------------------
                                    1995          1995           1994            1993
                                -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....    $   159,029   $ (1,434,289)  $ (1,544,537)  $   (990,881)
  Net realized gain (loss)..         50,951     73,464,436     (6,075,250)    61,036,469
  Change in unrealized
    appreciation/
    depreciation on
    investments.............        667,906     49,509,800     (4,424,670)   (18,699,749)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........        877,886    121,539,947    (12,044,457)    41,345,839
                                -----------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      2,028,670    121,962,483    101,932,221     77,930,596
  Benefits and other
    policy-related
    transactions (Note 3)...       (339,723)   (63,165,185)   (48,604,650)   (39,462,340)
  Net transfers among
    divisions...............      9,885,952     19,367,834      4,346,636    (73,890,214)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............     11,574,899     78,165,132     57,674,207    (35,421,958)
                                -----------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................        (20,847)      (188,813)        35,791         (2,220)
                                -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS......     12,431,938    199,516,266     45,665,541      5,921,661
NET ASSETS, BEGINNING OF
  PERIOD....................              0    355,671,865    310,006,324    304,084,663
                                -----------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................    $12,431,938   $555,188,131   $355,671,865   $310,006,324
                                ===========   ============   ============   ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)


                                                                              ASSET ALLOCATION SERIES
                                         -----------------------------------------------------------------------------------------
                                               CONSERVATIVE INVESTORS DIVISION                       BALANCED DIVISION
                                         -------------------------------------------    ------------------------------------------
                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                         -------------------------------------------    ------------------------------------------
                                              1995            1994           1993           1995           1994           1993
                                         -------------   ------------   ------------    ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $  7,247,815    $  5,455,410   $  3,537,367    $ 10,038,346   $  8,453,977   $  8,015,051
  Net realized gain (loss)...........         689,721        (421,502)     4,743,456       8,427,606        858,164     21,727,736
  Change in unrealized appreciation/
    depreciation on investments......      19,129,817     (10,682,734)      (308,575)     45,976,062    (40,839,536)     7,887,761
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease)
    from operations..................      27,067,353      (5,648,826)     7,972,248      64,442,014    (31,527,395)    37,630,548
                                         ------------    ------------   ------------    ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............      41,419,959      48,492,315     43,782,002      63,451,955     70,116,900     67,351,402
  Benefits and other policy-related
    transactions (Note 3)............     (22,866,003)    (21,612,430)   (17,644,077)    (48,742,571)   (45,655,363)   (44,497,967)
  Net transfers among divisions......      (3,379,296)     (2,076,793)     6,165,330     (18,908,540)   (19,954,097)    (6,834,099)
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease) from
    policy-related transactions......      15,174,660      24,803,092     32,303,255      (4,199,156)     4,507,440     16,019,336
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....         (95,412)         22,600         18,535        (93,214)        47,322         256,506
                                         ------------    ------------   ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS....      42,146,601      19,176,866     40,294,038      60,149,644    (26,972,633)    53,906,390
NET ASSETS, BEGINNING OF PERIOD......     129,940,498     110,763,632     70,469,594     338,415,565    365,388,198    311,481,808
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS, END OF PERIOD............    $172,087,099    $129,940,498   $110,763,632    $398,565,209   $338,415,565   $365,388,198
                                         ============    ============   ============    ============   ============   ============

See Notes to Financial Statements.

                                                    ASSET ALLOCATION SERIES
                                         --------------------------------------------
                                                   GROWTH INVESTORS DIVISION
                                         --------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1995            1994            1993
                                         ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $ 13,059,547    $  8,667,457    $  4,648,111
  Net realized gain (loss)...........       9,174,038         241,591      14,676,909
  Change in unrealized appreciation/
    depreciation on investments......      82,556,566     (21,338,297)      7,820,864
                                         ------------    ------------    ------------
  Net increase (decrease)
    from operations..................     104,790,151     (12,429,249)     27,145,884
                                         ------------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............     155,616,059     139,140,391     105,136,825
  Benefits and other policy-related
    transactions (Note 3)............     (68,357,709)    (54,863,821)    (36,431,873)
  Net transfers among divisions......      (3,269,896)     20,294,785      30,908,183
                                         ------------    ------------    ------------
  Net increase (decrease) from
    policy-related transactions......      83,988,454     104,571,355      99,613,135
                                         ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....        (120,493)         15,372         (27,455)
                                         ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS....     188,658,112      92,157,478     126,731,564
NET ASSETS, BEGINNING OF PERIOD......     367,219,554     275,062,076     148,330,512
                                         ------------    ------------    ------------
NET ASSETS, END OF PERIOD............    $555,877,666    $367,219,554    $275,062,076
                                         ============    ============    ============

See Notes to Financial Statements.

                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life policies offered with the prospectus dated September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to the guaranteed interest division of the General Account and other Separate Accounts of $6,569,372, $35,120,632 and $125,668,098 for the
    years ended 1995, 1994 and 1993, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts  Retained  by Equitable  Variable  Life in  Separate  Account  FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Variable Life by investment division:

                  INVESTMENT DIVISION                               1995           1994            1993
                  -------------------                           -----------     -----------     ----------
                  Common Stock                                  $  (630,000)       --              --
                  Money Market                                     (250,000)       --           $1,145,000
                  Balanced                                         --              --              --
                  Aggressive Stock                                 (350,000)       --              --
                  High Yield                                       (100,000)       --              330,000
                  Global                                           (130,000)       --           (6,895,000)
                  Conservative Investors                           --              --              575,000
                  Growth Investors                                 --              --              130,000
                  Short-Term World Income                          --           $(5,165,329)       --
                  Intermediate Government Securities               (165,000)       --              --
                  Growth & Income                                  (685,000)       --            1,000,000
                  Quality Bond                                   (4,800,000)       --            5,000,000
                  Equity Index                                     --               200,000        --
                  International                                     200,000        --              --
                                                                -----------     -----------     ----------
                                                                $(6,910,000)    $(4,965,329)    $1,285,000
                                                                ===========     ===========     ==========

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share  Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


RATES OF RETURN:
INCENTIVE LIFE,
--------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     5.74 %   4.02 %   3.00 %    3.56 %   6.18 %   8.24 %   9.18 %    7.32 %   6.63 %       6.05 %
Net return................     5.11 %   3.39 %   2.35 %    2.94 %   5.55 %   7.59 %   8.53 %    6.68 %   5.99 %       5.47 %


                                                               APRIL 1(A) TO
INTERMEDIATE                     YEAR ENDED DECEMBER 31,        DECEMBER 31,
GOVERNMENT                    -----------------------------------------------
SECURITIES DIVISION             1995    1994    1993    1992       1991
-------------------             ----    ----    ----    ----       ----
Gross return..............    13.33 % (4.37)%  10.58 %  5.60 %    12.26 %
Net return................    12.65 % (4.95)%   9.88 %  4.96 %    11.60 %


                                  YEAR ENDED     OCTOBER 1(A)
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
QUALITY BOND DIVISION           1995     1994        1993
---------------------           ----     ----        ----
Gross return..............    17.02 %  (5.10)%      (0.51)%
Net return................    16.32 %  (5.67)%      (0.66)%


                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
HIGH YIELD DIVISION             1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
-------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%  5.13 %    9.73 %   4.68 %         --
Net return................     19.20 %  (3.37)%  22.41 %  11.64 %   23.72 %  (1.71)%  4.50 %    9.08 %   4.05 %         --


                                  YEAR ENDED    OCTOBER 1(A) TO
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
GROWTH & INCOME  DIVISION       1995      1994       1993
-------------------------       ----      ----       ----
Gross return..............    24.07 %   (0.58)%     (0.25)%
Net return................    23.33 %   (1.17)%     (0.41)%


                                  YEAR ENDED     MARCH 31(A) TO
                                 DECEMBER 31,     DECEMBER 31,
                              -----------------------------------
EQUITY INDEX DIVISION                1995             1994
---------------------                ----             ----
Gross return..............         36.48 %           1.08 %
Net return................         35.66 %           0.58 %

-------------------------------
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     32.45 %  (2.14)%  24.84 %   3.22 %   37.88 %  (8.12)%  25.59 %  22.43 %   7.49 %      15.65 %
Net return................     31.66 %  (2.73)%  24.08 %   2.60 %   37.06 %  (8.67)%  24.84 %  21.70 %   6.84 %      15.01 %


                                                                                                        AUGUST 31(A) TO
                                                       YEAR ENDED DECEMBER 31,                           DECEMBER 31,
                              -------------------------------------------------------------------------------------------
GLOBAL DIVISION                 1995     1994     1993     1992      1991     1990     1989     1988         1987
---------------                 ----     ----     ----     ----      ----     ----     ----     ----         ----
Gross return..............     18.81 %  5.23 %   32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %  10.88 %     (13.27)%
Net return................     18.11 %  4.60 %   31.33 %  (1.10)%   29.77 %  (6.63)%  26.17 %  10.22 %     (13.45)%


                               APRIL 3(A)
                                  TO
                              DECEMBER 31,
INTERNATIONAL DIVISION           1995
----------------------        ----------
Gross return..............      11.29 %
Net return................      10.79 %


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK  DIVISION      1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
--------------------------      ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     31.63 %  (3.81)%  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %   1.17 %   7.31 %      35.88 %
Net return................     30.85 %  (4.39)%  16.05 %  (3.74)%   85.75 %  7.51 %   42.64 %   0.53 %   6.66 %      35.13 %


                                                                                                                JANUARY 26(A) TO
ASSET ALLOCATION SERIES                                    YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
BALANCED DIVISION             1995     1994      1993     1992      1991     1990     1989      1988     1987         1986
-----------------             ----     ----      ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............  19.75 %   (8.02)%  12.28 %   (2.84)%  41.26 %    0.24 %  25.83 %  13.27 %   (0.85)%      29.07 %
Net return................  19.03 %   (8.57)%  11.64 %   (3.42)%  40.42 %   (0.36)%  25.08 %  12.59 %   (1.45)%      28.34 %


                                                                                          OCTOBER 2(A) TO
                                           YEAR ENDED DECEMBER 31,                         DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS DIVISION            1995     1994     1993      1992     1991     1990               1989
------------------            ----     ----     ----      ----     ----     ----               ----
Gross return..............  20.40 %   (4.10)%  10.76 %   5.72 %   19.87 %  6.37 %             3.09 %
Net return................  19.68 %   (4.67)%  10.15 %   5.09 %   19.16 %  5.73 %             2.94 %


GROWTH INVESTORS DIVISION     1995     1994     1993      1992     1991     1990               1989
-------------------------     ----     ----     ----      ----     ----     ----               ----
Gross return..............  26.37 %   (3.15)%  15.26 %   4.90 %   48.89 %  10.66 %            3.98 %
Net return................  25.62 %   (3.73)%  14.58 %   4.27 %   48.01 %  10.00 %            3.82 %

----------------------------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.



RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
MONEY MARKET DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     5.74 %      4.02 %      3.00 %        1.11 %
Net return................     4.80 %      3.08 %      2.04 %        0.77 %


INTERMEDIATE GOVERNMENT
SECURITIES DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     13.33 %    (4.37)%     10.58 %        0.90 %
Net return................     12.31 %    (5.23)%      9.55 %        0.56 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-15

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             ------------------------------------------------
QUALITY BOND DIVISION           1995        1994                   1993
---------------------           ----        ----                   ----
Gross return..............     17.02 %    (5.10)%                 (0.51)%
Net return................     15.97 %    (5.95)%                 (0.73)%


                                                              AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,     DECEMBER 31,
                             ---------------------------------------------------
HIGH YIELD DIVISION             1995        1994        1993       1992
-------------------             ----        ----        ----       ----
Gross return..............     19.92 %    (2.79)%     23.15 %      1.84 %
Net return................     18.84 %    (3.66)%     22.04 %      1.50 %


                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             --------------------------------------------------
GROWTH & INCOME DIVISION        1995        1994                   1993
------------------------        ----        ----                   ----
Gross return..............     24.07 %    (0.58)%                 (0.25)%
Net return................     22.96 %    (1.47)%                 (0.48)%


                               YEAR ENDED   MARCH 1(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
EQUITY INDEX DIVISION             1995          1994
---------------------             ----          ----
Gross return..............      36.48 %        1.08 %
Net return................      35.26 %        0.33 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
COMMON STOCK DIVISION           1995        1994        1993         1992
---------------------           ----        ----        ----         ----
Gross return..............     32.45 %    (2.14)%     24.84 %       5.28 %
Net return................     31.26 %    (3.02)%     23.70 %       4.93 %

GLOBAL DIVISION
---------------
Gross return..............     18.81 %     5.23 %     32.09 %       4.87 %
Net return................     17.75 %     4.29 %     30.93 %       4.52 %


                              APRIL 3(A) TO
                              DECEMBER 31,
                             ----------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............       11.29 %
Net return................       10.55 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
AGGRESSIVE STOCK DIVISION       1995        1994        1993           1992
-------------------------       ----        ----        ----           ----
Gross return..............     31.63 %    (3.81)%     16.77 %        11.49 %
Net return................     30.46 %    (4.68)%     15.70 %        11.11 %


ASSET ALLOCATION SERIES
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
CONSERVATIVE INVESTORS        --------------------------------------------------
DIVISION                        1995        1994        1993          1992
--------                        ----        ----        ----          ----
Gross return..............     20.40 %    (4.10)%     10.76 %        1.38 %
Net return................     19.32 %    (4.96)%      9.81 %        1.04 %


BALANCED DIVISION               1995        1994        1993          1992
-----------------               ----        ----        ----          ----
Gross return..............     19.75 %    (8.02)%     12.28 %        5.37 %
Net return................     18.68 %    (8.84)%     11.30 %        5.02 %


GROWTH INVESTORS DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     26.37 %    (3.15)%     15.26 %        6.89 %
Net return................     25.24 %    (4.02)%     14.24 %        6.53 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------

                                  YEAR ENDED DECEMBER 31,
                                 -------------------------
                                           1995
                                           ----
Money Market Division ...........          5.69%

Intermediate Government
Securities Division .............         13.31%

Quality Bond Division ...........         17.13%

High Yield Division .............         19.95%

Growth & Income Division ........         24.38%

Equity Index Division ...........         36.53%

Common Stock Division ...........         33.07%

Global Division .................         19.38%

                                   APRIL 30 TO DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----

International Division ..........         11.29%

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----

Aggressive Stock Division .......         33.00%


ASSET ALLOCATION SERIES .........

                                    YEAR ENDED DECEMBER 31,
                                   ------------------------
                                            1995
                                            ----

Conservative Investors Division .          20.59%

Balanced Division ...............          20.32%

Growth Investors Division .......          26.92%

--------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.
(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the period indicated is not an annual rate of return.

                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
SP-FLEX
-------

                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
MONEY MARKET DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    5.74 %   4.02 %   3.00 %    3.56 %   6.17 %   8.24 %    9.18 %   7.32 %        2.15 %
Net return................    3.86 %   2.17 %   1.13 %    1.71 %   4.29 %   6.30 %    7.24 %   5.41 %        1.62 %

                                                                 APRIL 1(A) TO
                                  YEAR ENDED DECEMBER 31,         DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES DIVISION           1995    1994      1993    1992         1991
-------------------           ----    ----      ----    ----         ----
Gross return..............   13.33 % (4.37) %  10.58 %  5.60 %      12.10 %
Net return................   11.31 % (6.08) %   8.57 %  3.71 %      10.59 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             -------------------------------
QUALITY BOND DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       17.02 %        (2.20)%
Net return................       14.94 %        (2.35)%


                                                                                                       AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
HIGH YIELD DIVISION            1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------            ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%   5.13 %   9.73 %       1.95 %
Net return................    17.79 %  (4.52)%  20.96 %  10.30 %   22.25 %  (2.89)%   3.26 %   7.78 %       1.39 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             ---------------------------------
GROWTH & INCOME DIVISION          1995           1994
------------------------          ----           ----
Gross return..............       24.07 %        (3.40)%
Net return................       21.87 %        (3.55)%

EQUITY INDEX DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       36.48 %        (2.54)%
Net return................       34.06 %        (2.69)%


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
COMMON STOCK DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    32.45 %   2.14 %  24.84 %   3.23 %   37.87 %  (8.12)%  25.59 %   22.43 %     (22.57)%
Net return................    30.10 %  (3.88)%  22.60 %   1.38 %   35.43 %  (9.76)%  23.36 %   20.26 %     (23.00)%

GLOBAL DIVISION                1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    18.81 %   5.23 %  32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %   10.88 %     (11.40)%
Net return................    16.70 %   3.36 %  29.77 %  (2.28)%   28.23 %  (7.75)%  24.67 %    8.90 %     (11.86)%


                             APRIL 3(A) TO
                              DECEMBER 31,
                             -------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............      11.29 %
Net return................       9.82 %


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
AGGRESSIVE STOCK DIVISION      1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------------      ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    31.63 %   3.81 %  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %    1.17 %     (24.28)%
Net return................    29.30 %  (5.53)%  14.67 %  (4.89)%   83.54 %  6.23 %   40.95 %   (0.66)%     (24.68)%

------------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


ASSET ALLOCATION SERIES
                               YEAR ENDED      SEPTEMBER 1(A) TO
                              DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------------------------------
DIVISION                         1995                1994
--------                         ----                ----
Gross return..........          20.40 %             (1.83)%
Net return............          18.26 %             (1.98)%


                                                                                                       AUGUST 31(A) TO
                                                   YEAR ENDED DECEMBER 31,                               DECEMBER 31,
                        -------------------------------------------------------------------------------------------------
BALANCED DIVISION          1995     1994      1993      1992      1991     1990      1989      1988          1987
-----------------          ----     ----      ----      ----      ----     ----      ----      ----          ----
Gross return..........    19.75 %  (8.02)%   12.28 %   (2.83)%   41.27 %   0.24 %   25.83 %   13.27 %       (20.26)%
Net return............    17.62 %  (9.66)%   10.31 %   (4.57)%   38.75 %  (1.56)%   23.59 %   11.25 %       (20.71)%


                            YEAR ENDED     SEPTEMBER 1(A) TO
                           DECEMBER 31,      DECEMBER 31,
GROWTH INVESTORS         ------------------------------------
DIVISION                      1995              1994
--------                      ----              ----
Gross return...........      26.37 %          (3.16)%
Net return.............      24.12 %          (3.31)%

-------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


8.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.

                                     FSA-19

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1996 (UNAUDITED)

                                                    FIXED INCOME SERIES                                EQUITY SERIES
                              ------------------------------------------------------------------ -------------------------------
                                         INTERMEDIATE
                              MONEY       GOVERNMENT     QUALITY           HIGH      GROWTH &         EQUITY          COMMON
                              MARKET      SECURITIES       BOND           YIELD      INCOME            INDEX           STOCK
                               FUND          FUND          FUND            FUND        FUND             FUND            FUND
                           ------------  ------------ --------------  ------------ ------------- ---------------  --------------
ASSETS
Investments in shares of
    The Hudson River
    Trust -- at market
    value (Notes 2 and 6)
Cost:  $165,564,928....... $165,937,243
         43,750,516.......                $43,305,378
        154,236,243.......                              $147,904,622
         87,558,526.......                                             $95,912,162
         27,455,859.......                                                           $31,071,304
         97,100,736.......                                                                         $119,477,987
      1,194,664,886.......                                                                                        $1,481,486,712
        351,595,598.......
         33,337,481.......
        661,363,283.......
        166,617,325.......
        381,690,336.......
        608,848,116.......
Receivable for shares of
    The Hudson River
    Trust ................         --          25,723         95,980          --            --             --               --
Receivable for policy-
    related transactions      3,827,870          --             --            --          86,467        196,738             --
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------

Total Assets .............  169,765,113    43,331,101    148,000,602    95,912,162    31,157,771    119,674,725    1,481,486,712
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------

LIABILITIES
Payable for purchases of
    shares of The Hudson
    River Trust ..........    3,912,050          --             --          43,386        93,070        199,909          197,381
Payable for policy-
    related transactions           --          43,270        154,723         3,328          --             --            169,260
Amount retained by
    Equitable Variable
    in Separate Account
    FP (Note 4) ..........      574,980       528,646        633,857       688,420       579,643        313,444        1,309,288
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------
Total Liabilities ........    4,487,030       571,916        788,580       735,134       672,713        513,353        1,675,929
                           ------------   -----------   ------------   -----------   -----------   ------------   --------------
NET ASSETS ATTRIBUTABLE
    TO POLICYOWNERS ...... $165,278,083   $42,759,185   $147,212,022   $95,177,028   $30,485,058   $119,161,372   $1,479,810,783
                           ============   ===========   ============   ===========   ===========   ============   ==============

See Notes to Financial Statements.

                                           EQUITY SERIES                           ASSET ALLOCATION SERIES
                            -------------------------------------------  -------------------------------------------
                                                            AGGRESSIVE    CONSERVATIVE                    GROWTH
                                GLOBAL      INTERNATIONAL     STOCK        INVESTORS       BALANCED      INVESTORS
                                 FUND           FUND           FUND          FUND            FUND          FUND
                            --------------  ------------- -------------  ------------- -------------- --------------
ASSETS
Investments in shares of
    The Hudson River
    Trust -- at market
    value (Notes 2 and 6)
Cost:  $165,564,928.......
         43,750,516.......
        154,236,243.......
         87,558,526.......
         27,455,859.......
         97,100,736.......
      1,194,664,886.......
        351,595,598.......    $403,967,887
         33,337,481.......                   $35,007,334
        661,363,283.......                                 $745,660,006
        166,617,325.......                                                $170,418,342
        381,690,336.......                                                               $415,550,419
        608,848,116.......                                                                              $659,684,627
Receivable for shares of
    The Hudson River
    Trust ................            --            --        3,329,166         98,112        207,444           --
Receivable for policy-
    related transactions           368,849       120,728           --             --             --             --
                              ------------   -----------   ------------   ------------   ------------   ------------

Total Assets .............     404,336,736    35,128,062    748,989,172    170,516,454    415,757,863    659,684,627
                              ------------   -----------   ------------   ------------   ------------   ------------

LIABILITIES
Payable for purchases of
    shares of The Hudson
    River Trust ..........         181,369        96,161           --             --             --          250,106
Payable for policy-
    related transactions              --            --        3,650,196        129,358        478,338         78,373
Amount retained by
    Equitable Variable
    in Separate Account
    FP (Note 4) ..........         576,659       237,480        715,086        584,802        690,475        677,559
                              ------------   -----------   ------------   ------------   ------------   ------------
Total Liabilities ........         758,028       333,641      4,365,282        714,160      1,168,813      1,006,038
                              ------------   -----------   ------------   ------------   ------------   ------------
NET ASSETS ATTRIBUTABLE
    TO POLICYOWNERS ......    $403,578,708   $34,794,421   $744,623,890   $169,802,294   $414,589,050   $658,678,589
                              ============   ===========   ============   ============   ============   ============

See Notes to Financial Statements.

                                      FSA-20

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)



                                                                                               INTERMEDIATE GOVERNMENT
                                                                    MONEY MARKET FUND              SECURITIES FUND
                                                               --------------------------     -------------------------

                                                                   1996           1995           1996           1995
                                                               -----------     ----------     ----------     ----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $ 6,300,108     $6,517,222     $1,696,840     $1,479,090

    Expenses (Note 3):
        Mortality and expense risk charges ...............         738,965        647,879        177,582        143,478
                                                               -----------     ----------     ----------     ----------

NET INVESTMENT INCOME ....................................       5,561,143      5,869,343      1,519,258      1,335,612
                                                               -----------     ----------     ----------     ----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (149,139)      (208,460)      (408,620)      (768,233)
        Realized gain distribution from
           The Hudson River Trust ........................            --             --             --             --
                                                               -----------     ----------     ----------     ----------

NET REALIZED GAIN (LOSS) .................................        (149,139)      (208,460)      (408,620)      (768,233)
                                                               -----------     ----------     ----------     ----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................          89,976         32,760        145,522      2,736,863
        End of period ....................................         372,315       (240,472)      (445,138)      (463,025)
                                                               -----------     ----------     ----------     ----------

    Change in unrealized appreciation (depreciation)
        during the period ................................         282,339       (273,232)      (590,660)     2,273,838
                                                               -----------     ----------     ----------     ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................         133,200       (481,692)      (999,280)      1,505,605
                                                               -----------     ----------     ----------     ----------
NET INCREASE IN NET ASSETS RESULTING .....................
    FROM OPERATIONS ......................................     $ 5,694,343     $5,387,651     $  519,978     $2,841,217
                                                               ===========     ==========     ==========     ==========


See Notes to Financial Statements.



                                                                   QUALITY BOND FUND               HIGH YIELD FUND
                                                               --------------------------     -------------------------

                                                                   1996          1995            1996           1995
                                                               ----------     -----------     ----------     ----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $6,372,295     $ 6,057,328     $6,020,378     $4,515,142

    Expenses (Note 3):
        Mortality and expense risk charges ...............        639,290         564,909        365,819        266,220
                                                               ----------     -----------     ----------     ----------

NET INVESTMENT INCOME ....................................      5,733,005       5,492,419      5,654,559      4,248,922
                                                               ----------     -----------     ----------     ----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............       (220,874)       (377,247)       372,478       (275,035)
        Realized gain distribution from
           The Hudson River Trust ........................           --              --        3,227,791           --
                                                               ----------     -----------     ----------     ----------

NET REALIZED GAIN (LOSS) .................................       (220,874)       (377,247)     3,600,269       (275,035)
                                                               ----------     -----------     ----------     ----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................     (2,105,676)    (15,521,200)     3,823,981       (873,103)
        End of period ....................................     (6,331,621)     (6,084,645)     8,353,636      2,942,319
                                                               ----------     -----------     ----------     ----------

    Change in unrealized appreciation (depreciation)
        during the period ................................     (4,225,945)      9,436,555      4,529,655      3,815,422
                                                               ----------     -----------     ----------     ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................     (4,446,819)       9,059,308      8,129,924      3,540,387
                                                               ----------     -----------     ----------     ----------
NET INCREASE IN NET ASSETS RESULTING .....................
    FROM OPERATIONS ......................................     $1,286,186     $14,551,727    $13,784,483     $7,789,309
                                                               ==========     ===========    ===========     ==========


See Notes to Financial Statements.


                                      FSA-21

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)

                                                                    GROWTH & INCOME                 EQUITY INDEX
                                                                         FUND                           FUND
                                                               -------------------------    ----------------------------

                                                                   1996          1995           1996            1995
                                                               ----------     ----------     -----------     -----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $  381,846     $  257,323     $ 1,390,087     $   651,968

    Expenses (Note 3):
        Mortality and expense risk charges ...............        105,544         45,104         415,358         191,805
                                                               ----------     ----------     -----------     -----------

NET INVESTMENT INCOME ....................................        276,302        212,219         974,729         460,163
                                                               ----------     ----------     -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............         (4,941)        (1,023)        (21,227)             (9)
        Realized gain distribution from
           The Hudson River Trust ........................        568,408           --           338,110            --
                                                               ----------     ----------     -----------     -----------

NET REALIZED GAIN (LOSS) .................................        563,467         (1,023)        316,883              (9)
                                                               ----------     ----------     -----------     -----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................      2,123,346       (141,585)     12,451,765        (399,286)
        End of period ....................................      3,615,445      1,604,757      22,377,251       9,547,751
                                                               ----------     ----------     -----------     -----------

    Change in unrealized appreciation (depreciation)
        during the period ................................      1,492,099      1,746,342       9,925,486       9,947,037
                                                               ----------     ----------     -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      2,055,566      1,745,319      10,242,369       9,947,028
                                                               ----------     ----------     -----------     -----------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $2,331,868     $1,957,538     $11,217,098     $10,407,191
                                                               ==========     ==========     ===========     ===========


See Notes to Financial Statements.


*Commencement of operations on April 3.



                                                                       COMMON STOCK                     GLOBAL STOCK
                                                                           FUND                             FUND
                                                              -----------------------------    ----------------------------

                                                                  1996             1995            1996            1995
                                                              ------------     ------------     -----------     -----------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............    $  9,004,982     $  9,752,460     $ 4,146,524     $ 4,033,348

    Expenses (Note 3):
        Mortality and expense risk charges ...............       5,915,587        4,375,532       1,674,106       1,255,121
                                                              ------------     ------------     -----------     -----------

NET INVESTMENT INCOME ....................................       3,089,395        5,376,928       2,472,418       2,778,227
                                                              ------------     ------------     -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............       5,062,716       14,917,528       2,370,310       2,236,458
        Realized gain distribution from
           The Hudson River Trust ........................      61,461,578             --         9,397,912            --
                                                              ------------     ------------     -----------     -----------

NET REALIZED GAIN (LOSS) .................................      66,524,294       14,917,528      11,768,222       2,236,458
                                                              ------------     ------------     -----------     -----------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................     181,824,279       (2,048,649)     36,525,596       3,049,444
        End of period ....................................     286,821,826      222,292,389      52,372,289      39,743,464
                                                              ------------     ------------     -----------     -----------

    Change in unrealized appreciation (depreciation)
        during the period ................................     104,997,547      224,341,038      15,846,693      36,694,020
                                                              ------------     ------------     -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................     171,521,841      239,258,566      27,614,915      38,930,478
                                                              ------------     ------------     -----------     -----------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................    $174,611,236     $244,635,494     $30,087,333     $41,708,705
                                                              ============     ============     ===========     ===========


See Notes to Financial Statements.


*Commencement of operations on April 3.



                                                                     INTERNATIONAL
                                                                          FUND
                                                               -----------------------

                                                                  1996          1995*
                                                               ----------     --------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $  268,735     $ 56,215

    Expenses (Note 3):
        Mortality and expense risk charges ...............        107,106       20,602
                                                               ----------     --------

NET INVESTMENT INCOME ....................................        161,629       35,613
                                                               ----------     --------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (17,105)        (275)
        Realized gain distribution from
           The Hudson River Trust ........................        312,086         --
                                                               ----------     --------

NET REALIZED GAIN (LOSS) .................................        294,981         (275)
                                                               ----------     --------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................        667,906         --
        End of period ....................................      1,669,853      435,057
                                                               ----------     --------

    Change in unrealized appreciation (depreciation)
        during the period ................................      1,001,947      435,057
                                                               ----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      1,296,928      434,782
                                                               ----------     --------
NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $1,458,557     $470,395
                                                               ==========     ========


See Notes to Financial Statements.


*Commencement of operations on April 3.


                                     FSA-22

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)

                                                                                                         ASSET ALLOCATION SERIES
                                                                                                     ------------------------------
                                                                                                         CONSERVATIVE INVESTORS
                                                                     AGGRESSIVE STOCK FUND                        FUND
                                                               --------------------------------      ------------------------------

                                                                    1996               1995               1996              1995
                                                               -------------      -------------      ------------      ------------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............     $   1,105,507      $   1,083,866      $  5,867,240      $  6,040,445

    Expenses (Note 3):
        Mortality and expense risk charges ...............         2,923,580          1,915,033           777,140           666,346
                                                               -------------      -------------      ------------      ------------

NET INVESTMENT INCOME ....................................        (1,818,073)          (831,167)        5,090,100         5,374,099
                                                               -------------      -------------      ------------      ------------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        23,657,174          4,846,290          (560,234)         (379,912)
        Realized gain distribution from
           The Hudson River Trust ........................        85,627,087               --           2,804,963              --
                                                               -------------      -------------      ------------      ------------

NET REALIZED GAIN (LOSS) .................................       109,284,261          4,846,290         2,244,729          (379,912)
                                                               -------------      -------------      ------------      ------------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................        80,271,118         11,560,966        10,362,120        (8,767,697)
        End of period ....................................        84,296,723        105,041,544         3,801,017         5,707,618
                                                               -------------      -------------      ------------      ------------

    Change in unrealized appreciation (depreciation)
        during the period ................................         4,025,605         93,480,578        (6,561,103)       14,475,315
                                                               -------------      -------------      ------------      ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................       113,309,866         98,326,868        (4,316,374)       14,095,403
                                                               -------------      -------------      ------------      ------------

NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................     $ 111,491,793      $  97,495,701      $    773,726      $ 19,469,502
                                                               =============      =============      ============      ============

See Notes to Financial Statements.

                                                                                   ASSET ALLOCATION SERIES
                                                              ----------------------------------------------------------------

                                                                        BALANCED FUND                 GROWTH INVESTORS FUND
                                                              -------------------------------   ------------------------------

                                                                   1996              1995           1996             1995
                                                              -------------     -------------   ------------     -------------
INCOME AND EXPENSES:
    Income (Note 2):
        Dividends from The Hudson River Trust ............    $  9,585,426     $  9,067,337     $ 10,945,015     $ 11,331,010

    Expenses (Note 3):
        Mortality and expense risk charges ...............       1,833,659        1,639,489        2,710,777        1,986,105
                                                              ------------     ------------     ------------     ------------

NET INVESTMENT INCOME ....................................       7,751,767        7,427,848        8,234,238        9,344,905
                                                              ------------     ------------     ------------     ------------

REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS (Note 2):
        Realized gain (loss) on investments ..............        (913,215)      (1,988,151)         894,207        1,539,280
        Realized gain distribution from
           The Hudson River Trust ........................      26,596,466             --         63,035,263             --
                                                              ------------     ------------     ------------     ------------

NET REALIZED GAIN (LOSS) .................................      25,683,251       (1,988,151)      63,929,470        1,539,280
                                                              ------------     ------------     ------------     ------------

    Unrealized appreciation (depreciation) on investments:
        Beginning of period ..............................      43,097,187       (2,878,875)      81,785,873         (770,693)
        End of period ....................................      33,860,083       42,508,029       50,836,511       73,394,942
                                                              ------------     ------------     ------------     ------------

    Change in unrealized appreciation (depreciation)
        during the period ................................      (9,237,104)      45,386,904      (30,949,362)      74,165,635
                                                              ------------     ------------     ------------     ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS .......................................      16,446,147       43,398,753       32,980,108       75,704,915
                                                              ------------     ------------     ------------     ------------

NET INCREASE IN NET ASSETS RESULTING
    FROM OPERATIONS ......................................    $ 24,197,914     $ 50,826,601     $ 41,214,346     $ 85,049,820
                                                              ============     ============     ============     ============

See Notes to Financial Statements.


                                     FSA-23

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                            Intermediate Government
                                                           MONEY MARKET FUND                    Securities Fund
                                                   --------------------------------     -----------------------------

                                                        1996              1995              1996             1995
                                                   --------------     -------------     ------------     ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ....................     $   5,561,143      $   5,869,343     $  1,519,258     $  1,335,612
    Net realized gain (loss) .................          (149,139)          (208,460)        (408,620)        (768,233)
    Change in unrealized appreciation
        (depreciation) on investments ........           282,339           (273,232)        (590,660)       2,273,838
                                                   -------------      -------------     ------------     ------------

    Net increase (decrease)
        from operations ......................         5,694,343          5,387,651          519,978        2,841,217
                                                   -------------      -------------     ------------     ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ....................        73,901,686         70,231,391        7,713,294        8,391,577
    Benefits and other policy-related
        transactions (Note 3) ................       (27,123,574)       (29,452,310)      (5,367,810       (4,950,311)
    Net transfers among Funds ................       (94,267,163)        17,093,189        2,756,705          136,079
                                                   -------------      -------------     ------------     ------------

    Net increase (decrease) from
        policy-related transactions ..........       (47,489,051)        57,872,270        5,102,189        3,577,345
                                                   -------------      -------------     ------------     ------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .............           (60,740)           (30,797)         (12,026)         (55,730)
                                                   -------------      -------------     ------------     ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .........................       (41,855,448)        63,229,124        5,610,141        6,362,832
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD ......................       207,133,531        137,496,085       37,149,044       27,654,075
                                                   -------------      -------------     ------------      -----------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD ............................     $ 165,278,083      $ 200,725,209      $42,729,185      $34,016,907
                                                   =============      =============     ============      ===========


See Notes to Financial Statements.

                                                           QUALITY BOND FUND                    HIGH YIELD FUND
                                                    -------------------------------      ------------------------------

                                                        1996              1995               1996              1995
                                                    ------------      -------------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ....................     $   5,733,005      $   5,492,419      $  5,654,559      $  4,248,922
    Net realized gain (loss) .................          (220,874)          (377,247)        3,600,269          (275,035)
    Change in unrealized appreciation
        (depreciation) on investments ........        (4,225,945)         9,436,555         4,529,655         3,815,422
                                                    ------------      -------------      ------------      ------------

    Net increase (decrease)
        from operations ......................         1,286,186         14,551,727        13,784,483         7,789,309
                                                   -------------      -------------      ------------      ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ....................         4,698,961          1,895,869        13,765,625        11,553,599
    Benefits and other policy-related
        transactions (Note 3) ................        (2,816,687)        (2,565,098)       (7,942,483)       (5,852,984)
    Net transfers among Funds ................         5,771,073          1,565,156         3,802,558         2,835,740
                                                   -------------      -------------      ------------      ------------

    Net increase (decrease) from
        policy-related transactions ..........         7,653,347            895,927         9,625,700         8,536,355
                                                   -------------      -------------      ------------      ------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .............           (14,957)          (583,778)         (164,117)          (77,962)
                                                   -------------      -------------      ------------      ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .........................         8,924,576         14,863,876        23,246,066        16,247,702
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD ......................       138,287,446        117,236,472        71,930,962        49,454,901
                                                   -------------      -------------      ------------      ------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD ............................     $ 147,212,022      $ 132,100,348      $ 95,177,028      $ 65,702,603
                                                   =============      =============      ============      ============

See Notes to Financial Statements.

                                     FSA-24

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                 GROWTH & INCOME FUND                 EQUITY INDEX FUND
                                           ------------------------------      -------------------------------

                                               1996              1995              1996               1995*
                                           ------------      ------------      -------------      ------------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $    276,302      $    212,219      $     974,729      $    460,163
    Net realized gain (loss) .........          563,467            (1,023)           316,883                (9)
    Change in unrealized appreciation
        (depreciation) on investments         1,492,099         1,746,342          9,925,486         9,947,037
                                           ------------      ------------      -------------       -----------

    Net increase (decrease)
        from operations ..............        2,331,868         1,957,538         11,217,098        10,407,191
                                           ------------      ------------      -------------      ------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............        8,373,294         4,359,667         24,299,229         6,034,578
    Benefits and other policy-related
        transactions (Note 3) ........       (2,102,400)         (961,902)        (5,365,898)       (1,188,165)
    Net transfers among Funds ........        3,316,994         3,789,319         17,429,345        13,078,752
                                           ------------     -------------       ------------      ------------

    Net increase from Assets
        policy-related transactions ..        9,587,888         7,187,084         36,362,676        17,925,165
                                           ------------     -------------      -------------      ------------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....          (53,011)         (195,384)           (42,017)          (57,807)
                                           ------------      ------------      -------------      ------------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................       11,866,745         8,949,238         47,537,757        28,274,549
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        18,618,313         5,908,383         71,623,615        31,125,403
                                          -------------      ------------      -------------      ------------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 30,485,058      $ 14,857,621      $ 119,161,372      $ 59,399,952
                                           ============      ============      =============      ============



See Notes to Financial Statements.


 *Commencement of operations on April 3.



                                                   COMMON STOCK FUND                        GLOBAL STOCK FUND
                                           ------------------------------------       -------------------------------

                                                 1996                1995                 1996               1995
                                           ---------------      ---------------      -------------      -------------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $     3,089,395      $     5,376,928      $   2,472,418      $   2,778,227
    Net realized gain (loss) .........          66,524,294           14,917,528         11,768,222          2,236,458
    Change in unrealized appreciation
        (depreciation) on investments          104,997,547          224,341,038         15,846,693         36,694,020
                                           ---------------      ---------------      -------------      -------------

    Net increase (decrease)
        from operations ..............         174,611,236          244,635,494         30,087,333         41,708,705
                                           ---------------      ---------------      -------------      -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............         202,074,526          160,014,740         73,729,435         72,248,903
    Benefits and other policy-related
        transactions (Note 3) ........        (112,009,732)         (86,608,436)       (31,604,430)       (26,985,045)
    Net transfers among Funds ........          68,835,712          (38,614,310)        (2,060,721)       (10,330,932)
                                           ---------------      ---------------      -------------      -------------

    Net increase from Assets
        policy-related transactions ..         158,900,506           34,791,994         40,064,284         34,932,926
                                           ---------------      ---------------      -------------      -------------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....            (286,233)            (371,006)           (69,929)           (89,566)
                                           ---------------      ---------------      -------------      -------------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................         333,225,509          279,056,482         70,081,688         76,552,065
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        1,146,585,274          811,006,200        333,497,020        241,838,471
                                          ----------------      ---------------      -------------      -------------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 1,479,810,783      $ 1,090,062,682      $ 403,578,708      $ 318,390,536
                                           ===============      ===============      =============      =============


See Notes to Financial Statements.


 *Commencement of operations on April 3.


                                                 INTERNATIONAL FUND
                                           -----------------------------

                                               1996              1995*
                                           ------------      -----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ............     $    161,629      $    35,613
    Net realized gain (loss) .........          294,981             (275)
    Change in unrealized appreciation
        (depreciation) on investments         1,001,947          435,057
                                           ------------      -----------

    Net increase (decrease)
        from operations ..............        1,458,557          470,395
                                           ------------      -----------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ............        8,182,092          804,351
    Benefits and other policy-related
        transactions (Note 3) ........       (1,516,547)        (150,197)
    Net transfers among Funds ........       14,255,013        7,399,293
                                           ------------      -----------

    Net increase from Assets
        policy-related transactions ..       20,920,558        8,053,447
                                           ------------      -----------
NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) .....          (16,632)         (13,498)
                                           ------------      -----------

INCREASE IN NET ASSETS ATTRIBUTABLE
    TO POLICYHOLDERS .................       22,362,483        8,510,344
NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD        12,431,938                0
                                          -------------      -----------

NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .....      $ 34,794,421      $ 8,510,344
                                           ============      ===========


See Notes to Financial Statements.


 *Commencement of operations on April 3.


                                     FSA-25

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                    ASSET ALLOCATION SERIES
                                                                                 -------------------------------
                                                    AGGRESSIVE STOCK                 CONSERVATIVE INVESTORS
                                                           FUND                               FUND
                                             --------------------------------    -------------------------------

                                                  1996             1995              1996              1995
                                             -------------     -------------     -------------     -------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ...............    $  (1,818,073)    $    (831,167)    $   5,090,100     $   5,374,099
    Net realized gain (loss) ............      109,284,261         4,846,290         2,244,729          (379,912)
    Change in unrealized appreciation
        (depreciation) on investments ...        4,025,605        93,480,578        (6,561,103)       14,475,315
                                             -------------     -------------     -------------     -------------

    Net increase (decrease)
        from operations .................      111,491,793        97,495,701           773,726        19,469,502
                                             -------------     -------------     -------------     -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ...............      122,205,511        89,700,780        29,624,479        31,286,054
    Benefits and other policy-related
        transactions (Note 3) ...........      (61,714,088)      (46,154,214)      (19,045,888)      (17,525,531)
    Net transfers among Funds ...........       17,647,426        15,707,464       (13,623,081)       (2,274,604)
                                             -------------     -------------     -------------     -------------

    Net increase (decrease) from
        policy-related transactions .....       78,138,849        59,254,030        (3,044,490)       11,485,919
                                             -------------       -----------     -------------     -------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) ........         (194,883)         (172,982)          (14,041)          (72,273)
                                             -------------     -------------     -------------     -------------

INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYHOLDERS .......      189,435,759       156,576,749        (2,284,805)       30,883,148
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD.................       555,188,131       355,671,865       172,087,099       129,940,498
                                             -------------     -------------     -------------     -------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD .......................    $ 744,623,890     $ 512,248,614     $ 169,802,294     $ 160,823,646
                                             =============     =============     =============     =============

See Notes to Financial Statements.


                                                                  ASSET ALLOCATION SERIES
                                             -------------------------------------------------------------------
                                                                                         GROWTH INVESTORS
                                                      BALANCED FUND                            FUND
                                             -------------------------------     -------------------------------

                                                  1996             1995              1996               1995
                                             -------------     -------------     -------------     -------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
    Net investment income ...............    $   7,751,767     $   7,427,848     $   8,234,238     $   9,344,905
    Net realized gain (loss) ............       25,683,251        (1,988,151)       63,929,470         1,539,280
    Change in unrealized appreciation
        (depreciation) on investments ...       (9,237,104)       45,386,904       (30,949,362)       74,165,635
                                             -------------     -------------     -------------     -------------

    Net increase (decrease)
        from operations .................       24,197,914        50,826,601        41,214,346        85,049,820
                                             -------------     -------------     -------------     -------------

FROM POLICY-RELATED TRANSACTIONS:
    Net premiums (Note 3) ...............       47,887,117        49,301,601       122,316,625       118,766,910
    Benefits and other policy-related
        transactions (Note 3) ...........      (38,894,806)      (37,166,454)      (60,278,616)      (49,995,250)
    Net transfers among Funds ...........      (17,062,769)      (13,985,044)         (376,762)       (4,344,785)
                                             -------------     -------------     -------------     -------------

    Net increase (decrease) from
        policy-related transactions .....       (8,070,458)       (1,849,897)       61,661,247        64,426,875
                                             -------------     -------------     -------------     -------------

NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE VARIABLE IN
    SEPARATE ACCOUNT FP (Note 4) ........         (103,615)          (79,293)          (74,670)         (107,675)
                                             -------------     -------------     -------------     -------------

INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYHOLDERS .......       16,023,841        48,897,411       102,800,923       149,369,020
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    BEGINNING OF PERIOD.................       398,565,209       338,415,565       555,877,666       367,219,554
                                             -------------     -------------     -------------     -------------

NET ASSETS ATTRIBUTABLE TO POLICYOWNERS,
    END OF PERIOD .......................    $ 414,589,050     $ 387,312,976     $ 658,678,589     $ 516,588,574
                                             =============     =============     =============     =============

See Notes to Financial Statements.

                                     FSA-26

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 1996

1.    General

      Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment funds: the Money Market Fund, the Intermediate Government Securities Fund, the High Yield Fund, the Balanced Fund, the Common Stock Fund, the Global Fund, the Aggressive Stock Fund, the Conservative Investors Fund, the Growth Investors Fund, the Growth & Income Fund, the Quality Bond Fund, the Equity Index Fund and the International Fund. The assets in each Fund are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

      The Account supports the operations of Incentive Life, flexible premium variable life insurance policies, Incentive Life 2000, flexible premium variable life insurance policies, Champion 2000, modified premium variable whole life insurance policies, Survivorship 2000, flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(SM) flexible premium variable life insurance policies, IL Protector,(SM) flexible premium variable life insurance policies, IL COLI II, flexible premium variable life insurance policies, and SP-Flex, variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life Plus policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

      Policyowners may allocate amounts in their individual accounts to the Funds of the Account and/or (except for SP-Flex policies) to the guaranteed interest fund of Equitable Variable Life's General Account. Net transfers to (from) the guaranteed interest fund of the General Account and other Separate Accounts of ($6,424,330) and $7,944,683 for the nine months ended 1996 and 1995, respectively, are included in Net Transfers Among Funds. The net assets of any Fund of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Fund. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.    Significant Accounting Policies

      The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These statements should be read in conjunction with the financial statements of Separate Account FP for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

      Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

      Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

      The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

      Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.


                                     FSA-27

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

SEPTEMBER 30, 1996

3.    Asset Charges

      Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, 0.80% for IL Protector policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series, IL COLI, and IL COLI II deduct this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

      Under Incentive Life, Incentive Life Plus, the Series 2000 Policies, IL Protector and IL COLI II mortality and administrative charges are assessed in a different manner than SP-Flex policies (see Notes 4 and 5).

      Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus, IL COLI, IL COLI II and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, IL COLI II and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

      The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, IL COLI II, and the Series 2000 policyowners' accounts are assessed monthly by Equitable Variable Life with mortality and administrative charges. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.    Amounts Retained by Equitable Variable Life in Separate Account FP

      The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

      Amounts retained by Equitable Variable Life in the Account may be transferred at any time by Equitable Variable Life to its General Account.

      During the nine months ended September 30, 1995 surplus contribution of $200,000 were made by EVLICO into the International Fund.

5.    Distribution and Servicing Agreements

      Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and EQ Financial Consultants Inc., whereby registered representatives of EQ Financial Consultants Inc., authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

      Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.    Investment Returns

      The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series, IL Protector, IL COLI, IL COLI II and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3).

      The tables on this page and the following pages show the gross and net investment returns with respect to the Funds for the periods shown. The net return for each Fund is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Fund during such period. Gross return is equal to the total return earned by the underlying Trust investment.


                                     FSA-28

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE
--------------
INCENTIVE LIFE 2000*
-------------------
INCENTIVE LIFE PLUS SECOND SERIES*
---------------------------------
AND CHAMPION 2000*
------------------


                     NINE MONTHS ENDED(B)                                                                 JANUARY 26(A)(B) TO
                         SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                     -------------------   -------------------------------------------------------------- -------------------
MONEY MARKET FUND      1996     1995       1995   1994   1993   1992    1991   1990   1989   1988  1987         1986
-----------------      ----     ----       ----   ----   ----   ----    ----   ----   ----   ----  ----         ----
Gross return.........  3.91%    4.30%      5.74%  4.02%  3.00%  3.56%  6.18%  8.24%  9.18%  7.32%  6.63%        6.05%
Net return...........  3.44%    3.83%      5.11%  3.39%  2.35%  2.94%  5.55%  7.59%  8.53%  6.68%  5.99%        5.47%

INTERMEDIATE         NINE MONTHS ENDED(B)                                           APRIL 1(A)(B) TO
GOVERNMENT               SEPTEMBER 30,             YEARS ENDED DECEMBER 31,           DECEMBER 31,
SECURITIES FUND      --------------------   --------------------------------------  ------------------
---------------        1996     1995        1995     1994      1993       1992           1991
                       ----     ----        ----     ----      ----       ----           ----
Gross return.........  1.71%    9.94%      13.33%   (4.37)%   10.58%     5.60%          12.26%
Net return...........  1.25%    9.45%      12.65%   (4.95)%    9.88%     4.96%          11.60%

                     NINE MONTHS ENDED(B)       YEARS ENDED        OCTOBER 1(A)(B) TO
                         SEPTEMBER 30,          DECEMBER 31,          DECEMBER 31,
                     --------------------  --------------------   -------------------
QUALITY BOND FUND       1996      1995       1995       1994             1993
-----------------       ----      ----       ----       ----             ----
Gross return.........   1.28%    12.37%     17.02%     (5.10)%         (0.51)%
Net return...........   0.82%    11.86%     16.32%     (5.67)%         (0.66)%

                     NINE MONTHS ENDED(B)
                         SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
                     -------------------- ----------------------------------------------------------------------
HIGH YIELD FUND          1996     1995     1995     1994    1993    1992    1991    1990     1989   1988   1987
---------------          ----     ----     ----     ----    ----    ----    ----    ----     ----   ----   ----
Gross return.........   18.79%   14.89%   19.92%  (2.79)%  23.15%  12.31%  24.46%  (1.12)%  5.13%   9.73%  4.68%
Net return...........   18.25%   14.37%   19.20%  (3.37)%  22.41%  11.64%  23.72%  (1.71)%  4.50%   9.08%  4.05%

                     NINE MONTHS ENDED(B)      YEARS ENDED            OCTOBER 1(A)(B) TO
                         SEPTEMBER 30,         DECEMBER 31,              DECEMBER 31,
                     --------------------  ---------------------   ----------------------
GROWTH & INCOME FUND    1996     1995        1995       1994                1993
--------------------    ----     ----        ----       ----                ----
Gross return.........   9.89%   19.76%      24.07%     (0.58)%             (0.25)%
Net return...........   9.39%   19.23%      23.33%     (1.17)%             (0.41)%


                                                                           SEPTEMBER 30(A)(B)
                     NINE MONTHS ENDED(B)           YEAR ENDED                  TO
                         SEPTEMBER 30,             DECEMBER 31,             DECEMBER 31,
                     ------------------------- ----------------------- ----------------------
EQUITY INDEX FUND     1996         1995             1995                     1994
-----------------     ----         ----             ----                     ----
Gross return........ 13.10%       28.97%           36.48%                   1.08%
Net return.......... 12.59%       28.39%           35.66%                   0.58%

                     NINE MONTHS ENDED(B)                                                                        JANUARY 26(A)(B) TO
                         SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                     -------------------- ----------------------------------------------------------------------- ---------------
COMMON STOCK FUND       1996     1995       1995     1994    1993    1992   1991     1990    1989    1988   1987       1986
-----------------       ----     ----       ----     ----    ----    ----   ----     ----    ----    ----   ----       ----
Gross return.........  14.25%   28.99%     32.45%  (2.14)%  24.84%  3.22%  37.88%  (8.12)%  25.59%  22.43%  7.49%     15.65%
Net return...........  13.73%   28.42%     31.66%  (2.73)%  24.08%  2.60%  37.06%  (8.67)%  24.84%  21.70%  6.84%     15.01%

------------------
*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-29

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE
--------------
INCENTIVE LIFE 2000*
-------------------
INCENTIVE LIFE PLUS SECOND SERIES*
---------------------------------
AND CHAMPION 2000*
------------------




                      NINE MONTHS ENDED(B)                                                                    AUGUST 31(A)(B) TO
                          SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,                           DECEMBER 31,
                      -------------------- -----------------------------------------------------------------  -----------------
GLOBAL FUND              1996     1995       1995    1994   1993     1992    1991    1990     1989    1988          1987
-----------              ----     ----       ----    ----   ----     ----    ----    ----     ----    ----          ----
Gross return..........   8.96%   16.02%     18.81%  5.23%  32.09%  (0.50)%  30.55%  (6.07)%  26.93%  10.88%       (13.27)%
Net return............   8.47%   15.50%     18.11%  4.60%  31.33%  (1.10)%  29.77%  (6.63)%  26.17%  10.22%       (13.45)%

                       NINE MONTHS ENDED(B)   APRIL 3(A)(B) TO
                           SEPTEMBER 30,        DECEMBER 31,
                       --------------------  ----------------
INTERNATIONAL FUND       1996       1995          1995
------------------       ----       ----          ----
Gross return..........   7.29%      5.71%        11.29%
Net return............   6.80%      6.94%        10.79%

                      NINE MONTHS ENDED(B)                                                                       JANUARY 26(A)(B) TO
                          SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                            DECEMBER 31,
                      -------------------- --------------------------------------------------------------------- ---------------
AGGRESSIVE STOCK FUND    1996     1995      1995    1994     1993    1992     1991    1990   1989    1988   1987      1986
---------------------    ----     ----      ----    ----     ----    ----     ----    ----   ----    ----   ----      ----
Gross return..........  19.52%   25.74%    31.63%  (3.81)%  16.77%  (3.16)%  86.86%  8.17%  43.50%  1.17%   7.31%    35.88%
Net return............  18.98%   25.17%    30.85%  (4.39)%  16.05%  (3.74)%  85.75%  7.51%  42.64%  0.53%   6.66%    35.13%

ASSET ALLOCATION SERIES
-----------------------

                      NINE MONTHS ENDED(B)                                                                       JANUARY 26(A)(B) TO
                          SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                      -------------------- ------------------------------------------------------------------------ --------------
BALANCED FUND             1996   1995       1995    1994    1993    1992     1991     1990    1989    1988    1987      1986
-------------             ----   ----       ----    ----    ----    ----     ----     ----    ----    ----    ----      ----
Gross return..........   6.63%  15.50%     19.75%  (8.02)% 12.28%  (2.84)%  41.26%   0.24%  25.83%  13.27%  (0.85)%   29.07%
Net return............   6.15%  14.98%     19.03%  (8.57)% 11.64%  (3.42)%  40.42%  (0.36)% 25.08%  12.59%  (1.45)%   28.34%

CONSERVATIVE          NINE MONTHS ENDED(B)                                                      OCTOBER 2(A)(B) TO
INVESTORS FUND            SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,                 DECEMBER 31,
--------------        ------------------  ----------------------------------------------------- ------------------
                        1996      1995      1995     1994     1993     1992     1991    1990         1989
                        ----      ----      ----     ----     ----     ----     ----    ----         ----
Gross return..........  0.94%    14.87%    20.40%   (4.10)%  10.76%    5.72%   19.87%   6.37%        3.09%
Net return............  0.48%    14.35%    19.68%   (4.67)%  10.15%    5.09%   19.16%   5.73%        2.94%

                      NINE MONTHS ENDED(B)                                                       OCTOBER 2(A)(B) TO
                          SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,                  DECEMBER 31,
                      --------------------  ---------------------------------------------------- -----------------
GROWTH INVESTORS FUND    1996     1995        1995     1994      1993    1992     1991     1990         1989
---------------------    ----     ----        ----     ----      ----    ----     ----     ----         ----
Gross return..........   7.39%   21.63%      26.37%   (3.15)%   15.26%   4.90%   48.89%   10.66%        3.98%
Net return............   6.90%   21.09%      25.62%   (3.73)%   14.58%   4.27%   48.01%   10.00%        3.82%

----------
*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-30

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
RATES OF RETURN:
SURVIVORSHIP 2000
-----------------

                                   NINE MONTHS ENDED(B)                                         AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,             YEARS ENDED DECEMBER 31,          DECEMBER 31,
                                  ----------------------     -------------------------------- ---------------------
MONEY MARKET FUND                   1996       1995             1995      1994       1993              1992
-----------------                   ----       ----             ----      ----       ----              ----
Gross return.....................   3.91%      4.30%            5.74%     4.02%      3.00%            1.11%
Net return.......................   3.20%      3.60%            4.80%     3.08%      2.04%            0.77%

INTERMEDIATE GOVERNMENT
SECURITIES FUND
---------------
Gross return.....................   1.71%      9.94%           13.33%    (4.37)%    10.58%            0.90%
Net return.......................   1.02%      9.20%           12.31%    (5.23)%     9.55%            0.56%

                                   NINE MONTHS ENDED(B)                                   OCTOBER 1(A)(B) TO
                                       SEPTEMBER 30,         YEARS ENDED DECEMBER 31,        DECEMBER 31,
                                  ----------------------     ------------------------     ------------------
QUALITY BOND FUND                   1996        1995            1995          1994               1993
-----------------                   ----        ----            ----          ----               ----
Gross return.....................   1.28%      12.37%          17.02%        (5.10)%            (0.51)%
Net return.......................   0.59%      11.61%          15.97%        (5.95)%            (0.73)%

                                   NINE MONTHS ENDED(B)                                                 AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,             DECEMBER 31,
                                  ---------------------     -----------------------------------------  -------------------
HIGH YIELD FUND                      1996       1995            1995          1994            1993             1992
---------------                      ----       ----            ----          ----            ----             ----
Gross return.....................   18.79%     14.89%          19.92%        (2.79)%         23.15%           1.84%
Net return.......................   17.98%     14.12%          18.84%        (3.66)%         22.04%           1.50%

                                    NINE MONTHS ENDED(B)                                 OCTOBER 1(A)(B) TO
                                        SEPTEMBER 30,      YEARS ENDED DECEMBER 31,        DECEMBER 31,
                                  ----------------------  -------------------------  -----------------------
GROWTH &
INCOME FUND                         1996        1995         1995          1994                1993
-----------                         ----        ----         ----          ----                ----
Gross return.....................   9.89%      19.76%       24.07%        (0.58)%            (0.25)%
Net return.......................   9.14%      18.96%       22.96%        (1.47)%            (0.48)%

                                   NINE MONTHS ENDED(B)     YEAR ENDED       MARCH 1 (A)(B) TO
                                       SEPTEMBER 30,        DECEMBER 31,        DECEMBER 31,
                                  ---------------------- ------------------ -------------------
EQUITY INDEX FUND                    1996       1995           1995                 1994
-----------------                    ----       ----           ----                 ----
Gross return.....................   13.10%     28.97%         36.48%                1.08%
Net return.......................   12.33%     28.10%         35.26%                0.33%

                                   NINE MONTHS ENDED(B)                                             AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,              YEARS ENDED DECEMBER 31,              DECEMBER 31,
                                  ----------------------  --------------------------------------  ----------------------
COMMON STOCK FUND                    1996       1995          1995        1994         1993              1992
-----------------                    ----       ----          ----        ----         ----              ----
Gross return.....................   14.25%     28.99%        32.45%      (2.14)%      24.84%             5.28%
Net return.......................   13.47%     28.13%        31.26%      (3.02)%      23.70%             4.93%

GLOBAL FUND
-----------
Gross return.....................    8.96%     16.02%        18.81%       5.23%       32.09%             4.87%
Net return.......................    8.22%     15.25%        17.75%       4.29%       30.93%             4.52%

AGGRESSIVE STOCK FUND
---------------------
Gross return.....................   19.52%     25.74%        31.63%      (3.81)%      16.77%            11.49%
Net return.......................   18.71%     24.89%        30.46%      (4.68)%      15.70%            11.11%

                                   NINE MONTHS ENDED(B)    APRIL 3(A)(B) TO
                                       SEPTEMBER 30,          DECEMBER 31,
                                  ----------------------  ------------------
INTERNATIONAL FUND                  1996        1995            1995
------------------                  ----        ----            ----
Gross return.....................   7.29%       5.71%          11.29%
Net return.......................   6.56%       6.78%          10.55%

ASSET ALLOCATION SERIES
-----------------------

                                   NINE MONTHS ENDED(B)                                               AUGUST 17(A)(B) TO
                                       SEPTEMBER 30,               YEARS ENDED DECEMBER 31,              DECEMBER 31,
CONSERVATIVE                     -----------------------  ----------------------------------------  ----------------------
INVESTORS FUND                      1996        1995           1995         1994         1993                1992
--------------                      ----        ----           ----         ----         ----                ----
Gross return.....................   0.94%      14.87%         20.40%       (4.10)%      10.76%              1.38%
Net return.......................   0.25%      14.09%         19.32%       (4.96)%       9.81%              1.04%

BALANCED FUND
-------------
Gross return.....................   6.63%      15.50%         19.75%       (8.02)%      12.28%              5.37%
Net return.......................   5.90%      14.72%         18.68%       (8.84)%      11.30%              5.02%

GROWTH INVESTORS FUND
---------------------
Gross return.....................   7.39%      21.63%         26.37%       (3.15)%      15.26%              6.89%
Net return.......................   6.65%      20.81%         25.24%       (4.02)%      14.24%              6.53%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-31

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP


NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(A)
-----------------------------------
IL COLI**(A)
-------


                                INCENTIVE LIFE PLUS ORIGINAL SERIES                               IL COLI
                           ----------------------------------------------     -------------------------------------------------
                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO  SEPTEMBER 15 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Money Market Fund...........     3.91%          4.25%           5.69%               3.91%           0.19%            1.58%

Intermediate Government
Securities Fund.............     1.71%          9.92%          13.31%               1.71%           0.00%            3.08%

Quality Bond Fund...........     1.28%         12.47%          17.13%               1.28%           0.16%            4.31%

High Yield Fund.............    18.79%         14.92%          19.95%              18.79%           0.31%            4.70%

Growth & Income Fund........     9.89%         20.05%          24.38%               9.89%           0.30%            3.91%

Equity Index Fund...........    13.10%         29.01%          36.53%              13.10%           0.24%            6.08%

Common Stock Fund...........    14.25%         29.60%          33.07%              14.25%          (1.13)%           1.51%

Global Fund.................     8.96%         16.57%          19.38%               8.96%           0.25%            2.67%

                            NINE MONTHS                                        NINE MONTHS
                               ENDED         APRIL 30 TO    APRIL 30 TO           ENDED         APRIL 30 TO      APRIL 30 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,    SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
International Fund..........     7.29%          7.26%          11.29%               7.29%           0.71%            4.49%


                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO   SEPTEMBER 15 TO
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Aggressive Stock Fund.......    19.52%         27.02%          33.00%              19.52%          (0.38)%           4.28%


ASSET ALLOCATION SERIES

                            NINE MONTHS                                        NINE MONTHS
                               ENDED        JANUARY 6 TO    JANUARY 6 TO          ENDED        SEPTEMBER 15 TO   SEPTEMBER 15
                           SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,    SEPTEMBER 30,     DECEMBER 31,
                           ---------------  --------------  -------------     ---------------  ---------------  ---------------
                                1996            1995            1995               1996             1995             1995
                                ----            ----            ----               ----             ----             ----
Conservative Investors Fund..    8.96%         15.05%          20.59%               8.96%           0.07%            4.91%


Balanced Fund................    6.63%         16.05%          20.32%               6.63%          (0.47)%           3.18%


Growth Investors Fund........    7.39%         22.16%          26.92%               7.39%           0.90%            4.83%


----------------------------
 *Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

**Sales of IL COLI commenced on September 15, 1995.

 (a)There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rates of return for the periods indicated are not annual rates of return.


                                     FSA-32

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

RATES OF RETURN:
SP-FLEX
-------

                             NINE MONTHS ENDED(B)                                                              AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,                   DECEMBER 31,
                             --------------------  ------------------------------------------------------------ ----------------
MONEY MARKET FUND              1996      1995       1995     1994   1993    1992    1991   1990    1989   1988       1987
-----------------              ----      ----       ----     ----   ----    ----    ----   ----    ----   ----       ----
Gross return.................  3.91%    4.30%       5.74%   4.02%   3.00%  3.56%   6.17%   8.24%  9.18%   7.32%     2.15%
Net return...................  2.51%    2.91%       3.86%   2.17%   1.13%  1.71%   4.29%   6.30%  7.24%   5.41%     1.62%

                             NINE MONTHS ENDED(B)                                     APRIL 1(A)(B) TO
                                 SEPTEMBER 30,         YEARS ENDED DECEMBER 31,          DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------  --------------------------------- ------------------
SECURITIES FUND                1996      1995       1995      1994    1993    1992          1991
---------------                ----      ----       ----      ----    ----    ----          ----
Gross return.................  1.71%    9.94%      13.33%   (4.37)%  10.58%   5.60%         12.10%
Net return...................  0.34%    8.47%      11.31%   (6.08)%   8.57%   3.71%         10.59%

                             NINE MONTHS ENDED(B)     YEAR ENDED     SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,        DECEMBER 31,       DECEMBER 31,
                             --------------------  ----------------- -------------------
QUALITY BOND FUND               1996     1995            1995                1994
-----------------               ----     ----            ----                ----
Gross return.................  1.28%    12.37%          17.02%             (2.20)%
Net return................... (0.09)%   10.86%          14.94%             (2.35)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,                     DECEMBER 31,
                             -------------------- --------------------------------------------------------------- ---------------
HIGH YIELD FUND                1996      1995       1995     1994    1993    1992    1991    1990     1989  1988       1987
---------------                ----      ----       ----     ----    ----    ----    ----    ----     ----  ----       ----
Gross return................. 18.79%    14.89%     19.92%  (2.79)%  23.15%  12.31%  24.46%  (1.12)%  5.13%  9.73%     1.95%
Net return................... 17.19%    13.35%     17.79%  (4.52)%  20.96%  10.30%  22.25%  (2.89)%  3.26%  7.78%     1.39%

                             NINE MONTHS ENDED(B)    YEAR ENDED    SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,       DECEMBER 31,     DECEMBER 31,
GROWTH &                     --------------------  ------------------------------------
INCOME FUND                    1996       1995          1995              1994
-----------                    ----       ----          ----              ----
Gross return.................  9.89%     19.76%        24.07%            (3.40)%
Net return...................  8.40%     18.16%        21.87%            (3.55)%

EQUITY INDEX FUND
-----------------
Gross return................. 13.10%     28.97%       36.48%            (2.54)%
Net return................... 11.58%     27.25%       34.06%            (2.69)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- --------------
COMMON STOCK FUND              1996      1995      1995     1994    1993    1992    1991    1990     1989    1988       1987
-----------------              ----      ----      ----     ----    ----    ----    ----    ----     ----    ----       ----
Gross return................. 14.25%    28.99%    32.45%  (2.14)%  24.84%  3.23%   37.87%  (8.12)%  25.59%  22.43%    (22.57)%
Net return................... 12.70%    27.27%    30.10%  (3.88)%  22.60%  1.38%   35.43%  (9.76)%  23.36%  20.26%    (23.00)%

GLOBAL FUND
-----------
Gross return.................  8.96%    16.02%     18.81%  5.23%   32.09% (0.50)%  30.55%  (6.07)%  26.93%  10.88%    (11.40)%
Net return...................  7.49%    14.47%     16.70%  3.36%   29.77% (2.28)%  28.23%  (7.75)%  24.67%   8.90%    (11.86)%

                             NINE MONTHS ENDED(B)   APRIL 3(A)(B) TO
                                 SEPTEMBER 30,       DECEMBER 31,
                             --------------------  ---------------
INTERNATIONAL FUND             1996      1995           1995
------------------             ----      ----           ----
Gross return................   7.29%    5.71%          11.29%
Net return..................   5.84%    6.31%           9.82%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                        DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- ----------------
AGGRESSIVE STOCK FUND            1996    1995      1995     1994    1993     1992    1991    1990    1989    1988        1987
---------------------            ----    ----      ----     ----    ----     ----    ----    ----    ----    ----        ----
Gross return................  19.52%  25.74%    31.63%  (3.81)%  16.77%  (3.16)%  86.86%   8.17%  43.50%   1.17%       (24.28)%
Net return..................  17.91%  24.06%    29.30%  (5.53)%  14.67%  (4.89)%  83.54%   6.23%  40.95%  (0.66)%      (24.68)%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-33

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONCLUDED)

ASSET ALLOCATION SERIES

                             NINE MONTHS ENDED(B)        YEAR ENDED     SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,           DECEMBER 31,      DECEMBER 31,
CONSERVATIVE                 --------------------     -------------------------------------
INVESTORS FUND                  1996        1995            1995              1994
--------------                  ----        ----            ----              ----
Gross return.................   0.94%      14.87%          20.40%           (1.83)%
Net return...................  (0.43)%     13.33%          18.26%           (1.98)%

                             NINE MONTHS ENDED(B)                                                                 AUGUST 31(A)(B) TO
                                 SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,                      DECEMBER 31,
                             -------------------- ---------------------------------------------------------------- --------------
BALANCED FUND                   1996     1995       1995     1994    1993    1992     1991   1990     1989    1988       1987
-------------                   ----     ----       ----     ----    ----    ----     ----   ----     ----    ----       ----
Gross return.................  6.63%    15.50%     19.75%  (8.02)%  12.28%  (2.83)%  41.27%  0.24%   25.83%  13.27%    (20.26)%
Net return...................  5.19%    13.96%     17.62%  (9.66)%  10.31%  (4.57)%  38.75% (1.56)%  23.59%  11.25%    (20.71)%

                             NINE MONTHS ENDED(B)      YEAR ENDED      SEPTEMBER 1(A)(B) TO
                                 SEPTEMBER 30,         DECEMBER 31,      DECEMBER 31,
GROWTH                       --------------------   --------------------------------------
INVESTORS FUND                  1996     1995             1995              1994
--------------                  ----     ----             ----              ----
Gross return.................  7.39%    21.63%           26.37%           (3.16)%
Net return...................  5.93%    20.01%           24.12%           (3.31)%

----------
(a) Date as of which net premiums under the policies were first allocated to the Fund.

(b) The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-34

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
RATES OF RETURN:
IL PROTECTOR*
----------------------------



                                             AUGUST 22 TO
                                           SEPTEMBER 30,(A)
                                          -----------------

                                                1996
                                               ------
Money Market Fund.................              1.80%

Intermediate Government
Securities Fund...................              2.62%

Quality Bond......................              3.89%

High Yield Fund...................             10.33%

Growth & Income Fund..............              6.01%

Equity Index Fund.................              7.65%

Common Stock Fund.................              8.18%

Global Fund.......................              1.73%

International Fund................             (0.03)%

Aggressive Stock Fund.............              4.10%


ASSET ALLOCATION SERIES
                                             AUGUST 5 TO
                                           SEPTEMBER 30,(A)
                                          -----------------

                                                1996
                                               ------
Conservative Investors Fund.......              3.77%

Balanced Fund.....................              3.97%

Growth Investors Fund.............              4.52%

----------
*Sales of IL Protector commenced on August 22, 1996.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

7.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.


                                     FSA-35

                          INDEX TO FINANCIAL STATEMENTS

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Independent Auditors' Report....................................................................................F-2
Consolidated Financial Statements:
      Consolidated Balance Sheets, December 31, 1995 and 1994...................................................F-3
      Consolidated Statements of Earnings for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-4
      Consolidated Statements of Equity for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-5
      Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-6
      Notes to Consolidated Financial Statements................................................................F-7
Unaudited Interim Consolidated Financial Statements:
      Consolidated Balance Sheets, September 30, 1996 and December 31, 1995....................................F-42
      Consolidated Statements of Earnings for the Three and Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-43
      Consolidated Statements of Equity for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-44
      Consolidated Statements of Cash Flows for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-45
      Notes to Consolidated Financial Statements...............................................................F-46


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements,  Equitable Life
changed  its  methods  of  accounting   for  loan   impairments   in  1995,  for
postemployment benefits in 1994 and for investment securities in 1993.




PRICE WATERHOUSE LLP
New York, New York
February 7, 1996

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    15,899.9        $     7,586.0
    Held to maturity, at amortized cost.....................................             -                5,223.0
  Mortgage loans on real estate.............................................         3,638.3              4,018.0
  Equity real estate........................................................         3,916.2              4,446.4
  Policy loans..............................................................         1,976.4              1,731.2
  Other equity investments..................................................           621.1                678.5
  Investment in and loans to affiliates.....................................           636.6                560.2
  Other invested assets.....................................................           706.1                489.3
                                                                              -----------------    -----------------
      Total investments.....................................................        27,394.6             24,732.6
Cash and cash equivalents...................................................           774.7                693.6
Deferred policy acquisition costs...........................................         3,083.3              3,221.1
Amounts due from discontinued GIC Segment...................................         2,097.1              2,108.6
Other assets................................................................         2,713.1              2,078.6
Closed Block assets.........................................................         8,612.8              8,105.5
Separate Accounts assets....................................................        24,566.6             20,469.5
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................   $    69,242.2        $    61,409.5
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................   $    21,752.6        $    21,238.0
Future policy benefits and other policyholders' liabilities.................         4,171.8              3,840.8
Short-term and long-term debt...............................................         1,899.3              1,337.4
Other liabilities...........................................................         3,379.5              2,300.1
Closed Block liabilities....................................................         9,507.2              9,069.5
Separate Accounts liabilities...............................................        24,531.0             20,429.3
                                                                              -----------------    -----------------
      Total liabilities.....................................................        65,241.4             58,215.1
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         2,913.6              2,913.6
Retained earnings...........................................................           781.6                484.0
Net unrealized investment gains (losses)....................................           338.2               (203.0)
Minimum pension liability...................................................           (35.1)                (2.7)
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         4,000.8              3,194.4
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    69,242.2        $    61,409.5
                                                                              =================    =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income......................................................   $      771.0       $       715.0      $       644.5
Premiums......................................................          606.8               625.6              599.1
Net investment income.........................................        2,127.7             2,030.9            2,599.3
Investment gains, net.........................................            5.3                91.8              533.4
Commissions, fees and other income............................          886.8               845.4            1,717.2
Contribution from the Closed Block............................          124.4               151.0              128.3
                                                                -----------------  -----------------  -----------------

      Total revenues..........................................        4,522.0             4,459.7            6,221.8
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,244.2             1,201.3            1,330.0
Policyholders' benefits.......................................        1,011.3               920.6            1,003.9
Other operating costs and expenses............................        1,856.5             1,943.1            3,584.2
                                                                -----------------  -----------------  -----------------

      Total benefits and other deductions.....................        4,112.0             4,065.0            5,918.1
                                                                -----------------  -----------------  -----------------

Earnings before Federal income taxes and cumulative
  effect of accounting change.................................          410.0               394.7              303.7
Federal income taxes..........................................          112.4               101.2               91.3
                                                                -----------------  -----------------  -----------------
Earnings before cumulative effect of accounting change........          297.6               293.5              212.4
Cumulative effect of accounting change, net of Federal
  income taxes................................................            -                 (27.1)               -
                                                                -----------------  -----------------  -----------------

Net Earnings..................................................   $      297.6       $       266.4      $       212.4
                                                                =================  =================  =================






















                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning of year.................   $        2.5       $         2.5      $         2.0
Increase in par value.........................................            -                   -                   .5
                                                                -----------------  -----------------  -----------------
Common stock, at par value, end of year.......................            2.5                 2.5                2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        2,913.6             2,613.6            2,273.9
Additional capital in excess of par value.....................            -                 300.0              340.2
Increase in par value.........................................            -                   -                  (.5)
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        2,913.6             2,913.6            2,613.6
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................          484.0               217.6                5.2
Net earnings..................................................          297.6               266.4              212.4
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          781.6               484.0              217.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment (losses) gains, beginning of year...         (203.0)              131.9               78.8
Change in unrealized investment gains (losses)................          541.2              (334.9)              (9.5)
Effect of adopting new accounting standard....................            -                   -                 62.6
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          338.2              (203.0)             131.9
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................           (2.7)              (15.0)               -
Change in minimum pension liability...........................          (32.4)               12.3              (15.0)
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (35.1)               (2.7)             (15.0)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,000.8       $     3,194.4      $     2,950.6
                                                                =================  =================  =================



















                 See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      297.6       $       266.4      $       212.4
Adjustments to reconcile net earnings to net cash
  provided (used) by operating activities:
  Net change in trading activities and broker-dealer
    related receivables/payables..............................            -                   -             (4,177.8)
  Increase in matched resale agreements.......................            -                   -             (2,900.5)
  Increase in matched repurchase agreements...................            -                   -              2,900.5
  Investment gains, net of dealer and trading gains...........           (5.3)              (91.8)            (160.8)
  Change in amounts due from discontinued GIC Segment.........            -                  57.3               47.8
  General Account policy charges..............................         (769.7)             (711.9)            (623.4)
  Interest credited to policyholders' account balances........        1,244.2             1,201.3            1,330.0
  Changes in Closed Block assets and liabilities, net.........          (69.6)              (95.1)             (73.3)
  Other, net..................................................          627.1                 7.8             (416.1)
                                                                -----------------  -----------------  -----------------

Net cash provided (used) by operating activities..............        1,324.3               634.0           (3,861.2)
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        1,863.1             2,319.7            3,479.6
  Sales.......................................................        8,901.4             5,661.9            7,399.2
  Return of capital from joint ventures and limited
    partnerships..............................................           65.2                39.0              119.5
  Purchases...................................................      (11,675.5)           (7,417.6)         (11,184.2)
  Decrease (increase) in loans to discontinued GIC Segment....        1,226.9               (40.0)            (880.0)
  Cash received on sale of 61% interest in DLJ................            -                   -                346.7
  Other, net..................................................         (625.5)             (371.1)            (317.0)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (244.4)              191.9           (1,036.2)
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        2,414.9             2,082.7            2,410.7
    Withdrawals...............................................       (2,692.7)           (2,887.4)          (2,433.5)
  Net (decrease) increase in short-term financings............          (16.4)             (173.0)           4,717.2
  Additions to long-term debt.................................          599.7                51.8               97.7
  Repayments of long-term debt................................          (40.7)             (199.8)             (64.4)
  Proceeds from issuance of Alliance units....................            -                 100.0                -
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................       (1,215.4)                -                  -
  Capital contribution from the Holding Company...............            -                 300.0                -
  Other, net..................................................          (48.2)                -                  -
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by financing activities..............         (998.8)             (725.7)           4,727.7
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................           81.1               100.2             (169.7)
Cash and cash equivalents, beginning of year..................          693.6               593.4              763.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      774.7       $       693.6      $       593.4
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $       89.6       $        34.9      $     1,437.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (82.7)      $        49.2      $        41.0
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business, which is comprised of an Individual Insurance and Annuities segment and a Group Pension segment is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin and Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies is the Holding Company's largest shareholder, owning approximately 60.6% at December 31, 1995 (63.5% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.2% if all securities convertible into, or options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which the Company has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The consolidated statement of earnings and cash flow for the year ended December 31, 1993 include the results of operations and cash flow of DLJ, an investment banking and brokerage affiliate, on a consolidated basis through December 15, 1993 (see Note 20). Subsequent to that date, DLJ is accounted for on the equity basis. The Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force. If the actual contribution from the Closed Block in any given period equals or exceeds the expected contribution for such period as determined at the establishment of the Closed Block, the expected contribution would be recognized in income for that period. Any excess of the actual contribution over the expected contribution would also be recognized in income to the extent that the aggregate expected contribution for all prior periods exceeded the aggregate actual contribution. Any remaining excess of actual contribution over expected contributions would be accrued in the Closed Block as a liability for future dividends to be paid to the Closed Block policyholders. If, over the period the policies and contracts in the Closed Block remain in force, the actual contribution from the Closed Block is less than the expected contribution from the Closed Block, only such actual contribution would be recognized in income.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Guaranteed Interest Contract and Group Non-Participating Wind-Up Annuities lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Group Non-Participating Wind-Up Annuities. Subsequent losses incurred have been charged to the allowance for future losses and the premium deficiency reserve. Total allowances are based upon management's best judgment and there is no assurance that the ultimate losses will not differ.

        Accounting Changes
        ------------------

        In the first quarter of 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $62.6 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result consolidated shareholder's equity increased by $126.2 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax.

        New Accounting Pronouncements
        -----------------------------

        In January 1995, the FASB issued SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," which permits, but does not require, stock life insurance companies with participating life contracts to account for those contracts in accordance with Statement of Position No. 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises". The Company has decided to retain the existing methodology to account for traditional participating policies and, therefore, will not adopt this statement.

        In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company will implement this statement as of January 1, 1996. The cumulative effect of this accounting change will be a charge of $23.4 million, net of a Federal income tax benefit of $12.1 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996. The Company currently provides allowances for possible losses for other assets under the scope of this statement. Management has not yet determined the impact of this statement on assets to be held and used.

        In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires a mortgage banking enterprise to recognize rights to service mortgage loans for others as separate assets however those servicing rights are acquired. It further requires capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The Company will implement this statement as of January 1, 1996. Implementation of this statement will not have a material effect on the Company's consolidated financial statements.

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based employee compensation plans while continuing to allow an entity to measure compensation cost for such plans using the intrinsic value based method of accounting. Management has decided to retain the current compensation cost methodology prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

        Valuation of Investments
        ------------------------

        Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts are passed through to the contractholders as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, Closed Block, participating group annuity contracts and deferred policy acquisition costs related to universal life and investment-type products.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For  traditional  life and  annuity  policies  with life  contingencies, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

        For individual health benefit insurance, deferred policy acquisition costs are amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income products) in proportion to anticipated premium revenue at time of issue.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For traditional life insurance policies, future policy benefit and dividend liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, provide a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $639.6 million, $570.6 million at December 31, 1995 and 1994, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual disability income and major medical policies are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $       176.0       $      188.6       $      193.1
        Incurred benefits related to prior years...........           67.8               28.7              106.1
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       243.8       $      217.3       $      299.2
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        37.0       $       43.7       $       48.9
        Benefits paid related to prior years...............          137.8              132.3              123.1
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       174.8       $      176.0       $      172.0
                                                            =================   ================   =================

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations are accrued as policyholders' dividends.

        At December 31, 1995, participating policies including those in the Closed Block represent approximately 27.2% ($58.4 billion) of directly written life insurance in force, net of amounts ceded. Participating policies represent primarily all of the premium income as reflected in the consolidated statements of earnings and in the results of the Closed Block.

        Federal Income Taxes
        --------------------

        Equitable Life and its life insurance and non-life insurance subsidiaries file a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of such Separate Accounts were $1,956.3 million, $676.3 million and $1,676.5 million, respectively.

        Deposits to all Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:


                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        December 31, 1994
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $     5,663.4      $        34.6       $      368.0       $    5,330.0
            Mortgage-backed....................          686.0                2.9               44.8              644.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,519.3                6.7               71.9            1,454.1
            States and political subdivisions..           23.4                 .1                 .7               22.8
            Foreign governments................           43.8                 .3                4.2               39.9
            Redeemable preferred stock.........          108.4                 .4               13.7               95.1
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $     8,044.3      $        45.0       $      503.3       $    7,586.0
                                                =================  =================   ================   ===============
          Held to Maturity:
            Corporate..........................  $     4,661.0      $        67.9       $      233.8       $    4,495.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................          428.9                4.6               44.2              389.3
            States and political subdivisions..           63.4                 .9                3.7               60.6
            Foreign governments................           69.7                4.2                2.0               71.9
                                                =================  =================   ================   ===============
        Total Held to Maturity.................  $     5,223.0      $        77.6       $      283.7       $    5,016.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $       126.4      $        31.2       $       23.5       $      134.1
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, securities without a readily ascertainable market value having an amortized cost of $3,748.9 million and $3,980.4 million, respectively, had estimated fair values of $3,981.8 million and $3,858.7 million, respectively.

        The contractual maturity of bonds at December 31, 1995 is shown below:


                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      357.9       $      360.0
        Due in years two through five..........................................       3,773.1            3,847.1
        Due in years six through ten...........................................       4,709.8            4,821.8
        Due after ten years....................................................       4,497.1            4,898.2
        Mortgage-backed securities.............................................       1,838.0            1,868.0
                                                                                ----------------   -----------------
        Total..................................................................  $   15,175.9       $   15,795.1
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        Investment valuation allowances and changes thereto are shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $       284.9       $      355.6       $      512.0
        Additions charged to income........................          136.0               51.0               92.8
        Deductions for writedowns and asset dispositions...          (95.6)            (121.7)            (249.2)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        65.5       $       64.2       $      144.4
          Equity real estate...............................          259.8              220.7              211.2
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Deductions for writedowns and asset dispositions for 1993 include an $87.1 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

        At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $37.2 million of fixed maturities and $84.7 million of mortgage loans on real estate.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 15.57% of the $15,139.9 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $15.9 million and $30.5 million at December 31, 1995 and 1994, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $1.6 million and $9.7 million as of December 31, 1995 and 1994, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $3.0 million, $7.5 million and $11.7 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $2.9 million, $6.8 million and $9.7 million in 1995, 1994 and 1993, respectively.

        At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $87.7 million (2.4% of total mortgage loans on real estate) and $96.9 million (2.3% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $531.5 million and $447.9 million at December 31, 1995 and 1994, respectively. These amounts include $3.8 million and $1.0 million of problem mortgage loans on real estate at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $52.1 million, $44.9 million and $51.8 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $37.4 million, $32.8 million and $46.0 million in 1995, 1994 and 1993, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                                                                 December 31, 1995
                                                                                                 -------------------
                                                                                                   (IN MILLIONS)

        Impaired mortgage loans with provision for losses.......................................  $        310.1
        Impaired mortgage loans with no provision for losses....................................           160.8
                                                                                                 -------------------
        Recorded investment in impaired mortgage loans..........................................           470.9
        Provision for losses....................................................................            62.7
                                                                                                 -------------------
        Net Impaired Mortgage Loans.............................................................  $        408.2
                                                                                                 ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During the year ended December 31, 1995, the Company's average recorded investment in impaired mortgage loans was $429.0 million. Interest income recognized on these impaired mortgage loans totaled $27.9 million for the year ended December 31, 1995, including $13.4 million recognized on a cash basis.

        At December 31, 1995, investments owned of any one issuer, including its affiliates, for which the aggregate carrying values are 10% or more of total shareholders' equity, were $508.3 million relating to Trammell Crow and affiliates (including holdings of the Closed Block and the discontinued GIC Segment). The amount includes restructured mortgage loans on real estate with an amortized cost of $152.4 million. A $294.0 million commercial loan package which was in bankruptcy at the beginning of the year was resolved in 1995, with part of the package reclassified as restructured and the remainder reclassified as equity real estate.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $255.5 million and $447.8 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $35.3 million, $189.8 million and $261.8 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, the Company owned $862.7 million and $1,086.9 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $662.4 million and $703.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $121.7 million, $117.0 million and $115.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (38 and 47 individual ventures as of December 31, 1995 and 1994, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    2,684.1       $    2,786.7
        Investments in securities, generally at estimated fair value...........       2,459.8            3,071.2
        Cash and cash equivalents..............................................         489.1              359.8
        Other assets...........................................................         270.8              398.7
                                                                                ----------------   -----------------
        Total assets...........................................................       5,903.8            6,616.4
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,782.3            1,759.6
        Borrowed funds - the Company...........................................         220.5              238.0
        Other liabilities......................................................         593.9              987.7
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,596.7            2,985.3
                                                                                ----------------   -----------------
        Partners' Capital......................................................  $    3,307.1       $    3,631.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      902.2       $      964.2
        Equity in limited partnership interests not included above.............         212.8              224.6
        Excess (deficit) of equity in partners' capital over investment cost
          and equity earnings..................................................           3.6               (1.8)
        Notes receivable from joint venture....................................           5.3                6.1
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,123.9       $    1,193.1
                                                                                ================   =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       463.5       $      537.7       $      602.7
        Revenues of other limited partnership interests....          242.3              103.4              319.1
        Interest expense - third party.....................         (135.3)            (114.9)            (118.8)
        Interest expense - the Company.....................          (41.0)             (36.9)             (52.1)
        Other expenses.....................................         (397.7)            (430.9)            (531.7)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       131.8       $       58.4       $      219.2
                                                            =================   ================   =================

        Equity in net earnings included above..............  $        49.1       $       18.9       $       71.6
        Equity in net earnings of limited partnerships
          interests not included above.....................           44.8               25.3               46.3
        Excess of earnings in joint ventures over equity
          ownership percentage and amortization of
          differences in bases.............................             .9                1.8                9.2
        Interest on notes receivable.......................             .1                -                   .5
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $        94.9       $       46.0       $      127.6
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,151.0       $    1,024.5       $      981.7
        Trading account securities.........................            -                  -                709.3
        Securities purchased under resale agreements.......            -                  -                533.8
        Mortgage loans on real estate......................          329.0              384.3              457.4
        Equity real estate.................................          560.4              561.8              539.1
        Other equity investments...........................           76.9               35.7              110.4
        Policy loans.......................................          144.4              122.7              117.0
        Broker-dealer related receivables..................            -                  -                292.2
        Other investment income............................          279.7              336.3              304.9
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,541.4            2,465.3            4,045.8
                                                            -----------------   ----------------   -----------------

        Interest expense to finance short-term trading
          instruments......................................            -                  -                983.4
        Other investment expenses..........................          413.7              434.4              463.1
                                                            -----------------   ----------------   -----------------
          Investment expenses..............................          413.7              434.4            1,446.5
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,127.7       $    2,030.9       $    2,599.3
                                                            =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $       119.9       $      (14.1)      $      123.1
        Mortgage loans on real estate......................          (40.2)             (43.1)             (65.1)
        Equity real estate.................................          (86.6)              20.6              (18.5)
        Other equity investments...........................           12.8               76.0              119.5
        Dealer and trading gains...........................            -                  -                372.5
        Sales of newly issued Alliance Units...............            -                 52.4                -
        Other..............................................            (.6)               -                  1.9
                                                            -----------------   ----------------   -----------------
        Investment Gains, Net..............................  $         5.3       $       91.8       $      533.4
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $46.7 million, $30.8 million and $5.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,206.0 million and $5,253.9 million. Gross gains of $211.4 million and $65.2 million and gross losses of $64.2 million and $50.8 million, respectively, were realized on these sales. The change in
        unrealized   investment  gains  (losses)  related  to  fixed  maturities classified as available for sale for the years ended December 31, 1995 and 1994 amounted to $1,077.2 million and $(742.2) million, respectively.

        Gross gains of $188.5 million and gross losses of $145.0 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

        During each of the years ended December 31, 1995 and 1994, one security classified as held to maturity was sold and during the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized cost of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholders' equity for the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $307.0 million, offset by deferred policy acquisition costs of $73.7 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income tax of $67.9 million.

        Investment gains from other equity investments for the year ended December 31, 1993, included $79.9 million generated by DLJ's involvement in long-term corporate development investments.

        For the years ended December 31, 1995, 1994 and 1993, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.2 million, $175.8 million and $243.2 million, respectively.

        During 1995, Alliance entered into an agreement to acquire the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $141.5 million consisting of $84.9 million in cash, 1,764,115 of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The transaction, which is expected to be completed during the first quarter of 1996, is subject to the receipt of consents, regulatory approvals, and certain other closing conditions, including client approval of the transfer of Cursitor accounts. Upon completion of this transaction, the Company's ownership percentage of Alliance will be reduced.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The sales decreased the Company's ownership of Alliance's Units from 63.2% to 59.2%. In addition, the Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        The Company's ownership interest in Alliance will be further reduced upon the exercise of options granted to certain Alliance employees. At December 31, 1995, Alliance had options outstanding to purchase an aggregate of 4.8 million Alliance Units at a price ranging from $6.0625 to $22.25 per unit. Options are exercisable at a rate of 20% on each of the first five anniversary dates from the date of grant.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $      (203.0)      $      131.9       $       78.8
        Changes in unrealized investment (losses) gains....        1,117.7             (823.8)             (14.1)
        Effect of adopting SFAS No. 115....................            -                  -                283.9
        Changes in unrealized investment (gains)
          losses attributable to:
            Participating group annuity contracts..........          (78.1)              40.8              (36.2)
            Deferred policy acquisition costs..............         (208.4)             269.5             (150.5)
            Deferred Federal income taxes..................         (290.0)             178.6              (30.0)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balance, end of year comprises:
          Unrealized investment (losses) gains on:
            Fixed maturities...............................  $       615.9       $     (461.3)      $      283.9
            Other equity investments.......................           31.1                7.7               75.8
            Other..........................................           31.6               14.5               25.0
                                                            -----------------   ----------------   -----------------
              Total........................................          678.6             (439.1)             384.7
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)               5.9              (34.9)
              Deferred policy acquisition costs............          (89.4)             119.0             (150.5)
              Deferred Federal income taxes................         (178.8)             111.2              (67.4)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,662.8 and $1,270.3)...........................................  $    3,896.2         $    1,197.0
          Held to maturity, at amortized cost (estimated fair value of
            $1,785.0 in 1994)................................................           -                1,927.8
        Mortgage loans on real estate........................................       1,368.8              1,543.7
        Policy loans.........................................................       1,797.2              1,827.9
        Cash and other invested assets.......................................         440.9                442.5
        Deferred policy acquisition costs....................................         823.6                878.1
        Other assets.........................................................         286.1                288.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    8,612.8         $    8,105.5
                                                                              =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances...........  $    9,346.7         $    8,965.3
        Other liabilities....................................................         160.5                104.2
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    9,507.2         $    9,069.5
                                                                              =================    =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       753.4       $       798.1      $      860.2
        Investment income (net of investment
          expenses of $26.7, $19.0 and $17.3)..............          538.9               523.0             526.5
        Investment losses, net.............................          (20.2)              (24.0)            (15.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,272.1             1,297.1           1,371.7
                                                            -----------------   ----------------   -----------------

        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,085.1             1,075.6           1,141.4
        Other operating costs and expenses.................           62.6                70.5             102.0
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,147.7             1,146.1           1,243.4
                                                            -----------------   ----------------   -----------------

        Contribution from the Closed Block.................  $       124.4       $       151.0      $      128.3
                                                            =================   ================   =================

        The fixed maturity portfolio, based on amortized cost, includes $4.3 million and $23.8 million at December 31, 1995 and 1994, respectively, of restructured securities which includes problem fixed maturities of $1.9 million and $6.4 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from a significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized and offset by an increase to the deferred dividend liability. Implementation of SFAS No. 115 for the valuation of fixed maturities at December 31, 1993 resulted in the recognition of a deferred dividend liability of $49.6 million.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had an amortized cost of $36.5 million and $27.6 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $137.7 million and $179.2 million, respectively. At December 31, 1995 and 1994, the restructured mortgage loans on real estate amount included $8.8 million and $.7 million, respectively, of problem mortgage loans on real estate.

        Valuation allowances amounted to $18.4 million and $46.2 million on mortgage loans on real estate and $4.3 million and $2.6 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $16.8 million and $15.9 million and $1.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Mortgage loans on real estate........................................  $    1,485.8         $    1,730.5
        Equity real estate...................................................       1,122.1              1,194.8
        Other invested assets................................................         665.2                978.8
        Other assets.........................................................         579.3                529.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

        Liabilities
        Policyholders' liabilities...........................................  $    1,399.8         $    1,924.0
        Allowance for future losses..........................................         164.2                185.6
        Amounts due to continuing operations.................................       2,097.1              2,108.6
        Other liabilities....................................................         191.3                215.4
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $143.8, $174.0 and $175.8)....................  $       325.1       $      395.0       $      535.1
        Investment (losses) gains, net.....................          (22.9)              26.8              (22.6)
        Policy fees, premiums and other income.............             .7                 .3                8.7
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          302.9              422.1              521.2

        Benefits and other deductions......................          328.0              443.8              545.9
                                                            -----------------   ----------------   -----------------
        Losses Charged to Allowance for Future Losses......  $       (25.1)      $      (21.7)      $      (24.7)
                                                            =================   ================   =================

        In 1991, the Company established a pre-tax provision of $396.7 million for the estimated future losses of the GIC Segment. At December 31, 1993, implementation of SFAS No. 115 for the valuation of fixed maturities resulted in a benefit of $13.1 million, offset by a corresponding addition to the allowance for future losses.

        The amounts due to continuing operations at December 31, 1994 consisted of $3,324.0 million borrowed by the GIC Segment from continuing operations, offset by $1,215.4 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment. In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1995, consisted of $2,097.1 million borrowed by the discontinued GIC Segment.

        Investment income included $88.2 million and $97.7 million of interest income for the years ended December 31, 1994 and 1993, respectively, on amounts due from continuing operations. Benefits and other deductions includes $154.6 million, $219.7 million and $197.1 million of interest expense related to amounts borrowed from continuing operations in 1995, 1994 and 1993, respectively.

        Valuation allowances amounted to $19.2 million and $50.2 million on mortgage loans on real estate and $77.9 million and $74.7 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $8.1 million, $17.8 million and $1.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $15.1 million and $43.3 million at December 31, 1995 and 1994, respectively, of restructured securities. These amounts include problem fixed maturities of $6.1 million and $9.7 million at December 31, 1995 and 1994, respectively.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had amortized costs of $35.4 million and $14.9 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $289.3 million and $371.2 million, respectively.

        At December 31, 1995 and 1994, the GIC Segment had $310.9 million and $312.2 million, respectively, of real estate acquired in satisfaction of debt.

 8)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        Short-term debt......................................................  $        -           $       20.0
                                                                              -----------------    -----------------
        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, scheduled to mature 2005.....................         399.3                  -
          Surplus notes, 7.70%, scheduled to mature 2015.....................         199.6                  -
          Eurodollar notes, 10.375% due 1995.................................           -                   34.6
          Eurodollar notes, 10.5% due 1997...................................          76.2                 76.2
          Zero coupon note, 11.25% due 1997..................................         120.1                107.8
          Other..............................................................          16.3                 14.3
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         811.5                232.9
                                                                              -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.98% - 12.75% due through 2019....................       1,084.4              1,080.6
                                                                              -----------------    -----------------
        Alliance:
          Other..............................................................           3.4                  3.9
                                                                              -----------------    -----------------
        Total long-term debt.................................................       1,899.3              1,317.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,899.3         $    1,337.4
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1995 range from 5.8% (the London Interbank Offering Rate plus 22.5 basis points) to 8.5% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1995.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1995.

        In 1994, Alliance established a $100.0 million revolving credit facility with several banks. On March 31, 1997, the revolving credit facility converts into a term loan payable in quarterly installments through March 31, 1999. Outstanding borrowings generally bear interest at the Eurodollar rate plus .875% per annum through March 31, 1997 and at the Eurodollar rate plus 1.125% per annum after conversion through March 31, 1999. In addition, a quarterly commitment fee of .25% per annum is paid on the average daily unused amount. At December 31, 1995, there were no amounts outstanding under the facility.

        In 1994, Alliance also established a $100.0 million commercial paper program and entered into a three-year $100.0 million revolving credit facility with a group of commercial banks to support commercial paper to be issued under the program and for general corporate purposes. Amounts outstanding under the facility bear interest at an annual rate ranging from the Eurodollar rate plus .225% to the Eurodollar rate plus .2875%. A fee of .125% per annum is paid quarterly on the entire facility. At December 31, 1995, Alliance had not issued any commercial paper and there were no amounts outstanding under the revolving credit facility.

        During 1994, EREIM established two bank lines of credit totaling $30.0 million of which $20.0 million was outstanding at December 31, 1994.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015. Proceeds from the issuance of the surplus notes were $596.6 million, net of related issuance costs. The unamortized discount on the surplus notes was $1.1 million at December 31, 1995. Payments of interest on or principal of the surplus notes are subject to prior approval by the New York Insurance Department.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,629.7 million and $1,744.4 million at December 31, 1995 and 1994, respectively, as collateral for certain long-term debt.

        At December 31, 1995, aggregate maturities of the long-term debt based on required principal payments at maturity for 1996 and the succeeding four years are $124.0 million, $466.6 million, $309.5 million, $15.8 million, respectively, and $1,015.0 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Federal income tax expense (benefit):
          Current..........................................  $       (11.7)      $        4.0       $      115.8
          Deferred.........................................          124.1               97.2              (24.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       143.5       $      138.1       $      106.3
        Differential earnings amount.......................            -                (16.8)             (23.2)
        Adjustment of tax audit reserves...................            4.1               (4.6)              22.9
        Tax rate adjustment................................            -                  -                 (5.0)
        Other..............................................          (35.2)             (15.5)              (9.7)
                                                            -----------------   ---------------    -----------------
        Federal Income Tax Expense.........................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life is no longer required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994 and 1993.

        The components of the net deferred Federal income tax asset are as follows:


                                                       DECEMBER 31, 1995                  December 31, 1994
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Deferred policy acquisition costs,
          reserves and reinsurance.............  $       -        $      303.2      $        -        $     220.3
        Investments............................          -               326.9               -               18.7
        Compensation and related benefits......        293.0               -               307.3              -
        Other..................................          -                32.3               -                5.8
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     293.0      $      662.4      $      307.3      $     244.8
                                                ===============  ================  ===============   ===============

        The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Deferred policy acquisition costs, reserves
          and reinsurance..................................  $        55.1       $       13.0       $      (46.7)
        Investments........................................           13.0               89.3               60.4
        Compensation and related benefits..................           30.8               10.0              (50.1)
        Other..............................................           25.2              (15.1)              11.9
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense (Benefit)......  $       124.1       $       97.2       $      (24.5)
                                                            =================   ================   =================

        The Internal Revenue Service completed its audit of the Company's Federal income tax returns for the years 1984 through 1988. There was no material effect on the Company's consolidated results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       474.2       $      476.7       $      458.8
        Reinsurance assumed................................          171.3              180.5              169.9
        Reinsurance ceded..................................          (38.7)             (31.6)             (29.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       606.8       $      625.6       $      599.1
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        38.9       $       27.5       $       33.7
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        48.2       $       20.7       $       72.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        28.5       $       25.4       $       24.1
                                                            =================   ================   =================

        In February 1993, management established a practice limiting the risk retention on new policies issued by the Insurance Group to a maximum of $5.0 million. In addition, effective January 1, 1994, all in force business above $5.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $260.6 million, $241.0 million and $895.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Ceded death and disability benefits totaled $188.1 million, $235.5 million and $787.8 million for the years ended December 31, 1995, 1994 and 1993, respectively. Insurance liabilities ceded totaled $724.2 million and $833.4 million at December 31, 1995 and 1994, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension (credit) cost for the qualified and non-qualified plans are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        30.0       $       30.3       $       29.8
        Interest cost on projected benefit obligations.....          122.0              111.0              108.0
        Actual return on assets............................         (309.2)              24.4             (178.6)
        Net amortization and deferrals.....................          155.6             (142.5)              55.3
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension (Credit) Cost.................  $        (1.6)      $       23.2       $       14.5
                                                            =================   ================   =================

    The funded status of the qualified and non-qualified pension plans is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Actuarial present value of obligations:
          Vested...............................................................  $    1,642.4       $    1,295.5
          Non-vested...........................................................          10.9                8.7
                                                                                ---------------    -----------------
        Accumulated Benefit Obligation.........................................  $    1,653.3       $    1,304.2
                                                                                ================   =================

        Plan assets at fair value..............................................  $    1,503.8       $    1,193.5
        Projected benefit obligation...........................................       1,743.0            1,403.4
                                                                                ----------------   -----------------
        Projected benefit obligation in excess of plan assets..................        (239.2)            (209.9)
        Unrecognized prior service cost........................................         (25.5)             (33.2)
        Unrecognized net loss from past experience different from that
          assumed..............................................................         368.2              298.9
        Unrecognized net asset at transition...................................          (7.3)             (20.8)
        Additional minimum liability...........................................         (51.9)             (37.8)
                                                                                ----------------   -----------------
        Prepaid (Accrued) Pension Cost.........................................  $       44.3       $       (2.8)
                                                                                ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 4.50%, respectively, at December 31, 1995 and 8.75% and 4.88%, respectively, at December 31, 1994. As of January 1, 1995 and 1994, the expected long-term rate of return on assets for the retirement plan was 11% and 10%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $35.1 million and $2.7 million, net of Federal income taxes, at December 31, 1995 and 1994, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        As of December 31, 1993, the Company changed the method of determining the market-related value of plan assets from fair value to a calculated value. This change in estimate had no material effect on the Company's consolidated statements of earnings.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $36.4 million, $38.1 million and $39.9 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for the years ended December 31, 1995, 1994 and 1993, the Company made estimated postretirement benefits payments of $31.1 million, $29.8 million and $29.7 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $         4.0       $        3.9       $        5.3
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.7               28.6               29.2
        Unrecognized prior service cost....................           (2.3)              (3.9)              (6.9)
        Net amortization and deferrals.....................            -                  -                  1.5
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        36.4       $       28.6       $       29.1
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees.............................................................  $      391.8       $      300.4
          Fully eligible active plan participants..............................          50.4               33.0
          Other active plan participants.......................................          64.2               44.0
                                                                                ----------------   -----------------
                                                                                        506.4              377.4
        Unrecognized benefit of plan amendments................................           -                  3.2
        Unrecognized prior service cost........................................          56.3               61.9
        Unrecognized net loss from past experience different from that
          assumed and from changes in assumptions..............................        (181.3)             (64.7)
                                                                                ----------------   -----------------
        Accrued Postretirement Benefits Cost...................................  $      381.4       $      377.8
                                                                                ================   =================

        In 1993, the Company amended the cost sharing provisions of postretirement medical benefits. At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 10% in 1995, gradually declining to 3.5% in the year 2008 and in 1994 was 10%, gradually declining to 5% in the year 2004. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% and 8.75% at December 31, 1995 and 1994, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1995 would be increased 6.5%. The effect of this change on the sum of the service cost and interest cost would be an increase of 6.7%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income except for hedging transactions related to insurance liabilities. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $1,120.8 million. The average unexpired terms at December 31, 1995 range from 2.5 to 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $15.9 million and the unrealized gain on outstanding matched swaps in a gain position was $19.0 million. The Company has no intention of terminating these contracts prior to maturity. During 1995, 1994 and 1993, net gains (losses) of $1.4 million, $(.2) million and $-0- million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1995 of contracts purchased and sold were $2,625.0 million and $300.0 million, respectively. The net premium paid by Equitable Life on these contracts was $12.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1995 and 1994.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as investment contracts are measured at the estimated fair value of the underlying assets. Deposit administration contracts
        (included with group annuity contracts) classified as insurance contracts are measured at estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1995                               1994
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,638.3     $     3,973.6     $     4,018.0     $    3,919.4
        Other joint ventures...................         492.7             492.7             544.4            544.4
        Policy loans...........................       1,976.4           2,057.5           1,731.2          1,676.6
        Policyholders' account balances:
          Association plans....................         101.0             100.0             141.0            141.0
          Group annuity contracts..............       2,335.0           2,395.0           2,450.0          2,469.0
          SPDA.................................       1,265.8           1,272.0           1,744.3          1,732.7
          Annuities certain and SCNILC.........         649.1             680.7             599.1            624.7
        Long-term debt.........................       1,899.3           1,962.9           1,317.4          1,249.2

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,368.8           1,461.4           1,543.7          1,477.8
        Other equity investments...............         151.6             151.6             179.5            179.5
        Policy loans...........................       1,797.2           1,891.4           1,827.9          1,721.9
        SCNILC liability.......................          34.8              34.5              39.5             37.0

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,485.8           1,666.1           1,730.5          1,743.7
        Fixed maturities.......................         107.4             107.4             219.3            219.3
        Other equity investments...............         455.9             455.9             591.8            591.8
        Guaranteed interest contracts..........         329.0             352.0             835.0            855.0
        Long-term debt.........................         135.1             136.0             134.8            127.9

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make liquidity advances to cover delinquent principal and interest and property protection expenses with respect to loan servicing agreements for securitized mortgage loans which at December 31, 1995 totaled $2.8 billion (as of December 31, 1995, $4.0 million have been advanced under these commitments); to make capital contributions of up to $246.7 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $129.4 million at December 31, 1995, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1995 totaled $45.8 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1995, the Insurance Group had $29.0 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. Equitable Life and its insurance subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life and its insurance subsidiaries of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the insurance policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law Section 4226 and deceptive practices under New York General Business Law Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life has moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. That motion is awaiting decision by the court. In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al.
        v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. These new actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of those litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, The Equitable of Colorado, Inc. ("EOC"), in New York State Court, entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N.Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. Equitable Life and EOC intend to defend vigorously and believe that they have meritorious defenses which, if successful, would dispose of the action completely. Equitable Life and EOC further do not believe that this case is an appropriate class action. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), a captive property and casualty insurance company organized under the laws of Vermont, which is an indirect wholly owned subsidiary of Equitable Life, is a party to an arbitration proceeding that commenced in August 1995 with the selection of three arbitrators. The arbitration will resolve a dispute among Casualty, Houston General Insurance Company ("Houston
        General"), and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement that was entered into as part of a 1980 transaction whereby Equitable General Insurance Company ("Equitable General"), formerly an indirect subsidiary of Equitable Life and the predecessor of GEICO General, sold its commercial lines business along with the stock of Houston General to subsidiaries of Tokio Marine & Fire Insurance Company, Ltd. ("Tokio Marine"). Casualty and GEICO General maintain that, under the reinsurance agreement, Houston General assumed liability for all losses insured under commercial lines policies written by Equitable General and its predecessors in order to effect the transfer of that business to Tokio Marine's subsidiaries. Houston General contends that it did not assume reinsurance liability for losses insured under certain of those commercial lines policies. The arbitration panel determined to begin hearing evidence in the arbitration in June 1996. The result of the arbitration is expected to resolve two litigations that were commenced by Houston General and that have been stayed by the presiding courts pending the completion of the arbitration (in one case, Houston General named as a defendant only GEICO General but Casualty intervened as a defendant with GEICO General, and in the other case, Houston General named GEICO General and Equitable Life). The arbitration is expected to be completed during the second half of 1996. While the ultimate outcome of the arbitration cannot be predicted with certainty, the Company's management believes that the arbitrators will recognize that Houston General's position is without merit and contrary to the way in which the reinsurance industry operates and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. A similar complaint was filed on November 7, 1995 and was subsequently consolidated with the Complaint. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1995, the defendants jointly filed a motion to dismiss the Complaint which has not yet been decided by the Court. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate results of this action cannot be determined, management of Alliance does not expect that this action will have a material adverse effect on Alliance's business.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a wholly owned subsidiary of DLJ, and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel (the "Units") issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the Units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the Units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the Units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        On June 12, 1995, a purported purchaser of certain securities issued by Spectravision, Inc. ("Spectravision") filed a class action complaint against DLJSC and certain other defendants for unspecified damages in the U.S. District Court for the Northern District of Texas. The suit was brought on behalf of the purchasers of $260,795,000 of securities issued by Spectravision in November 1992, and alleges violations of the Federal securities laws and the Texas Securities Act, common law fraud and negligent misrepresentation. The securities were issued by Spectravision pursuant to a prepackaged bankruptcy reorganization plan. DLJSC served as financial advisor to Spectravision in its reorganization and as Dealer Manager for Spectravision's 1992 issuance of the securities. DLJSC is also being sued as a seller of certain notes of Spectravision acquired and resold by DLJSC. The complaint seeks to hold DLJSC liable for various alleged misstatements and omissions contained in prospectuses and other materials issued between July 1992 and June 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. On June 8, 1995, Spectravision filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Delaware. On January 5, 1996, the district court in the litigation involving DLJSC ordered a partial stay of discovery until Spectravision has emerged from bankruptcy or six months from the date of the stipulated stay (whichever comes first). Accordingly, discovery of DLJSC has not yet occurred. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period. Plaintiff's counsel in the class action against DLJSC described above has also filed another securities class action based on similar factual allegations. Such suit names as defendants Spectravision and its directors, and was brought on behalf of a class of purchasers of $209.0 million of stock and $77.0 million of notes issued by Spectravision in October 1993. DLJSC served as the managing underwriter for both of these issuances. DLJSC has not been named as a defendant in this suit, although it has been reported to DLJSC that plaintiff's counsel is contemplating seeking to amend the complaint to add DLJSC as a defendant in that action.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State

        Court action has subsequently been removed to the Bankruptcy Court, which removal is being opposed by the plaintiff. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1996 and the succeeding four years are $114.8 million, $101.8 million, $90.0 million, $73.6 million, $57.7 million and $487.0 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1996 and the succeeding four years are $11.0 million, $8.7 million, $6.9 million, $4.6 million, $2.9 million and $1.1 million thereafter.

        At December 31, 1995, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1996 and the succeeding four years are $292.9 million, $271.2 million, $248.1 million, $226.4 million, $195.5 million and $1,018.8 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Compensation costs.................................  $       595.9       $      690.0       $    1,452.3
        Commissions........................................          314.3              313.0              551.1
        Short-term debt interest expense...................           11.4               19.0              317.1
        Long-term debt interest expense....................          108.1               98.3               86.0
        Amortization of policy acquisition costs...........          320.4              318.1              275.9
        Capitalization of policy acquisition costs.........         (391.0)            (410.9)            (397.8)
        Rent expense, net of sub-lease income..............          124.8              128.9              159.5
        Other..............................................          772.6              786.7            1,140.1
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     1,856.5       $    1,943.1       $    3,584.2
                                                            =================   ================   =================

        During the years ended December 31, 1995, 1994 and 1993, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $32.0 million, $20.4 million and $96.4 million, respectively. The amounts paid during 1995, associated with the 1995 and 1994 cost reduction programs, totaled $24.0 million. At December 31, 1995, the liabilities associated with the 1995 and 1994 cost reduction programs amounted to $37.8 million. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. The 1993 cost reduction program primarily reflected severance benefits of terminated employees in connection with the combination of a wholly owned subsidiary of the Company with Alliance.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(352.4) million, $67.5 million and $324.0 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1996.

        At December 31, 1995, the Insurance Group, in accordance with various government and state regulations, had $18.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net change in statutory surplus and capital stock..  $        78.1       $      292.4       $      190.8
        Change in asset valuation reserves.................          365.7             (285.2)             639.1
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................          443.8                7.2              829.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          (67.9)             (11.0)            (171.0)
          Deferred policy acquisition costs................           70.6               92.8              121.8
          Deferred Federal income taxes....................         (150.0)             (59.7)             (57.5)
          Valuation of investments.........................          189.1               45.2              202.3
          Valuation of investment subsidiary...............         (188.6)             396.6             (464.9)
          Limited risk reinsurance.........................          416.9               74.9               85.2
          Issuance of surplus notes........................         (538.9)               -                  -
          Sale of subsidiary and joint venture.............            -                  -               (366.5)
          Contribution from the Holding Company............            -               (300.0)               -
          Postretirement benefits..........................          (26.7)              17.1               23.8
          Other, net.......................................          115.1              (44.0)              60.3
          GAAP adjustments of Closed Block.................           (3.1)               4.5              (16.0)
          GAAP adjustments of discontinued GIC
            Segment........................................           37.3               42.8              (35.0)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       297.6       $      266.4       $      212.4
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     2,202.9       $    2,124.8       $    1,832.4
        Asset valuation reserves...........................        1,345.9              980.2            1,265.4
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,548.8            3,105.0            3,097.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,017.4)            (949.5)            (938.5)
          Deferred policy acquisition costs................        3,083.3            3,221.1            2,858.8
          Deferred Federal income taxes....................         (450.8)             (26.8)            (137.8)
          Valuation of investments.........................          417.7             (794.1)             (29.8)
          Valuation of investment subsidiary...............         (665.1)            (476.5)            (873.1)
          Limited risk reinsurance.........................         (429.0)            (845.9)            (920.8)
          Issuance of surplus notes........................         (538.9)               -                  -
          Postretirement benefits..........................         (343.3)            (316.6)            (333.7)
          Other, net.......................................            4.4              (79.2)             (81.9)
          GAAP adjustments of Closed Block.................          575.7              578.8              574.2
          GAAP adjustments of discontinued GIC
            Segment........................................         (184.6)            (221.9)            (264.6)
                                                            -----------------   ----------------   -----------------
        Total Shareholder's Equity.........................  $     4,000.8       $    3,194.4       $    2,950.6
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has three major business segments: Individual Insurance and Annuities; Investment Services and Group Pension. Consolidation/elimination principally includes debt not specific to any business segment. Attributed Insurance Capital represents net assets and related revenues and earnings of the Insurance Group not assigned to the insurance segments. Interest expense related to debt not specific to any business segment is presented within Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Individual Insurance and Annuities segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products and mutual fund and other investment products to individuals and small groups. This segment includes Separate Accounts for certain individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $124.1 million, $135.3 million and $128.6 million for 1995, 1994 and 1993, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $14.7 million, $27.4 million and $17.0 million for 1995, 1994 and 1993, respectively, are eliminated in consolidation.

        The Group Pension segment administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations.




                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Individual insurance and annuities.................  $     3,254.6       $    3,110.7       $    2,981.5
        Group pension......................................          292.0              359.1              426.6
        Attributed insurance capital.......................           61.2               79.4               61.6
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................        3,607.8            3,549.2            3,469.7
        Investment services................................          949.1              935.2            2,792.6
        Consolidation/elimination..........................          (34.9)             (24.7)             (40.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,522.0       $    4,459.7       $    6,221.8
                                                            =================   ================   =================



        Earnings (loss) before Federal income taxes
          and cumulative effect of accounting change
        Individual insurance and annuities.................  $       274.4       $      245.5       $       76.2
        Group pension......................................          (13.3)              15.8                2.0
        Attributed insurance capital.......................           18.7               69.8               49.0
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................          279.8              331.1              127.2
        Investment services................................          161.2              177.5              302.1
        Consolidation/elimination..........................           (3.1)                .3                 .5
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          437.9              508.9              429.8
        Corporate interest expense.........................          (27.9)            (114.2)            (126.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       410.0       $      394.7       $      303.7
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets
        Individual insurance and annuities.....................................  $    50,328.8      $    44,063.4
        Group pension..........................................................        4,033.3            4,222.8
        Attributed insurance capital...........................................        2,391.6            2,609.8
                                                                                ----------------   -----------------
          Insurance operations.................................................       56,753.7           50,896.0
        Investment services....................................................       12,842.9           12,127.9
        Consolidation/elimination..............................................         (354.4)          (1,614.4)
                                                                                ----------------   -----------------
        Total..................................................................  $    69,242.2      $    61,409.5
                                                                                ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for the years ended December 31, 1995, 1994 and 1993, are summarized below:


                                                                    THREE MONTHS ENDED,
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        1995
        ----
        Total Revenues................  $     1,074.7      $     1,158.4       $    1,127.1         $    1,161.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        59.0      $        94.3       $       91.2         $       53.1
                                       =================  =================   ==================   ==================

        1994
        ----
        Total Revenues................  $     1,107.4      $     1,075.0       $    1,153.8         $    1,123.5
                                       =================  =================   ==================   ==================

        Earnings before Cumulative
          Effect of Accounting
          Change......................  $        64.0      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        36.9      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================

        1993
        ----
        Total Revenues................  $     1,502.2      $     1,539.7       $    1,679.4         $    1,500.5
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        32.3      $        47.1       $       68.8         $       64.2
                                       =================  =================   ==================   ==================

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. At December 31, 1995, DLJ had options outstanding to purchase approximately 9.2 million shares of DLJ common stock at $27.00 per share. Options are exercisable over a period of up to ten years. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations and cash flows of DLJ through the date of sale are included in the consolidated statements of earnings and cash flow for the year ended December 31, 1993. For the period subsequent to the date of sale, the results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   10,911.4       $    8,970.0
        Securities purchased under resale agreements...........................      18,748.2           10,476.4
        Broker-dealer related receivables......................................      13,023.7           11,784.8
        Other assets...........................................................       1,893.2            2,030.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        Liabilities:
        Securities sold under repurchase agreements............................  $   26,744.8       $   18,356.7
        Broker-dealer related payables.........................................      12,915.5           10,618.0
        Short-term and long-term debt..........................................       1,717.5            1,956.5
        Other liabilities......................................................       1,775.0            1,285.1
                                                                                ----------------   -----------------
        Total liabilities......................................................      43,152.8           32,216.3
        Cumulative exchangeable preferred stock................................         225.0              225.0
        Total shareholders' equity.............................................       1,198.7              820.3
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        DLJ's equity as reported...............................................  $    1,198.7       $      820.3
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          40.5               50.8
        The Holding Company's equity ownership in DLJ..........................        (499.0)            (532.1)
        Minority interest in DLJ...............................................        (324.3)               -
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      415.9       $      339.0
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Commission, fees and other income......................................  $     1,325.9      $      953.5
        Net investment income..................................................          904.1             791.9
        Dealer, trading and investment gains, net..............................          528.6             263.3
                                                                                ----------------   -----------------
        Total Revenues.........................................................        2,758.6           2,008.7
        Total expenses including income taxes..................................        2,579.5           1,885.7
                                                                                ----------------   -----------------
        Net earnings...........................................................          179.1             123.0
        Dividends on preferred stock...........................................           19.9              20.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $       159.2      $      102.1
                                                                                ================   =================

        DLJ's earnings applicable to common shares as reported.................  $       159.2      $      102.1
        Amortization of cost in excess of net assets acquired in 1985..........           (3.9)             (3.1)
        The Holding Company's equity in DLJ's earnings.........................          (90.4)            (60.9)
        Minority interest in DLJ...............................................           (6.5)              -
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $        58.4      $       38.1
                                                                                ================   =================

21)     RELATED PARTY TRANSACTIONS

        On August 31, 1993, the Company sold $661.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993, a limited purpose business trust, wholly owned by the Holding Company. The Company recognized a $4.1 million gain net of related deferred policy acquisition costs, deferred Federal income tax and amounts attributable to participating group annuity contracts. In conjunction with this transaction, the Company received $200.0 million of Class B Notes issued by EQ Asset Trust 1993. These notes have interest rates ranging from 6.85% to 9.45%. The Class B Notes are reflected in investments in and loans to affiliates on the consolidated balance sheets.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                              SEPTEMBER 30,  December 31,
                                                                  1996         1995
                                                              ------------- ------------
                                                                      (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value ............   $  17,117.5  $  15,899.9
  Mortgage loans on real estate ............................       3,298.5      3,638.3
  Equity real estate .......................................       3,705.0      3,916.2
  Policy loans .............................................       2,167.3      1,976.4
  Investment in and loans to affiliates ....................         686.8        636.6
  Other equity investments .................................         561.4        621.1
  Other invested assets ....................................         358.4        706.1
                                                               -----------  -----------
      Total investments ....................................      27,894.9     27,394.6
Cash and cash equivalents ..................................         528.2        774.7
Deferred policy acquisition costs ..........................       3,279.3      3,083.3
Amounts due from discontinued GIC Segment ..................       1,270.1      2,097.1
Other assets ...............................................       2,720.0      2,713.1
Closed Block assets ........................................       8,345.7      8,612.8
Separate Accounts assets ...................................      28,242.3     24,566.6
                                                               -----------  -----------

TOTAL ASSETS ...............................................   $  72,280.5  $  69,242.2
                                                               ===========  ============

LIABILITIES
Policyholders' account balances ............................   $  21,795.3  $  21,911.2
Future policy benefits and other policyholders' liabilities        4,155.9      4,013.2
Short-term and long-term debt ..............................       2,029.9      1,899.3
Other liabilities ..........................................       2,988.2      3,379.5
Closed Block liabilities ...................................       9,193.2      9,507.2
Separate Accounts liabilities ..............................      28,154.7     24,531.0
                                                               -----------  -----------
      Total liabilities ....................................      68,317.2     65,241.4
                                                               -----------  -----------

Commitments and contingencies (Note 10)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value; 2.0 million shares
 authorized issued and outstanding .........................           2.5          2.5
Capital in excess of par value .............................       2,913.6      2,913.6
Retained earnings ..........................................       1,019.0        781.6
Net unrealized investment gains ............................          63.3        338.2
Minimum pension liability ..................................         (35.1)       (35.1)
                                                               -----------  -----------
      Total shareholder's equity ...........................       3,963.3      4,000.8
                                                               -----------  -----------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .................   $  72,280.5  $  69,242.2
                                                               ===========  ===========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                   ---------------------- ---------------------
                                                      1996         1995     1996        1995
                                                   -----------  --------- ---------  ----------
                                                                  (IN MILLIONS)
REVENUES
Universal life and investment-type
  product policy fee income .....................   $    220.7  $   197.1 $   651.4   $  581.4
Premiums ........................................        145.8      140.2     439.2      452.7
Net investment income ...........................        534.3      517.5   1,605.9    1,551.7
Investment (losses) gains, net ..................         (5.5)       8.8     (21.5)      27.7
Commissions, fees and other income ..............        262.5      232.3     786.8      650.5
Contribution from the Closed Block ..............         23.7       28.2      73.8       85.4
                                                    ----------  --------- ---------   --------
      Total revenues ............................      1,181.5    1,124.1   3,535.6    3,349.4
                                                    ----------  --------- ---------   --------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account
  balances ......................................        315.8      314.8     948.8      921.3
Policyholders' benefits .........................        268.4      245.7     795.6      766.1
Other operating costs and expenses ..............        457.2      421.8   1,379.0    1,282.4
                                                    ----------  --------- ---------   --------
      Total benefits and other deductions .......      1,041.4      982.3   3,123.4    2,969.8
                                                    ----------  --------- ---------   --------

Earnings before Federal income taxes,
  minority interest and cumulative effect of
  accounting change .............................        140.1      141.8     412.2      379.6
Federal income taxes ............................         33.7       33.9      92.2       89.9
Minority interest in net income of consolidated
  subsidiaries ..................................         20.6       16.7      59.5       45.2
                                                    ----------  --------- ---------   --------
Earnings before cumulative effect of
  accounting change .............................         85.8       91.2     260.5      244.5
Cumulative effect of accounting change,
  net of Federal income taxes ...................          -          -       (23.1)       -
                                                    ----------  --------- ---------   --------

Net Earnings ....................................   $     85.8  $    91.2  $  237.4   $  244.5
                                                    ==========  ========== ========   ========


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                        1996       1995
                                                                     ----------  ----------
                                                                         (IN MILLIONS)
Common stock, at par value, beginning of year and end of period ..   $      2.5  $      2.5
                                                                     ----------  ----------

Capital in excess of par value, beginning of year
 and end of period ...............................................      2,913.6     2,913.6
                                                                     ----------  ----------

Retained earnings, beginning of year .............................        781.6       484.0
Net earnings .....................................................        237.4       244.5
                                                                     ----------  ----------
Retained earnings, end of period .................................      1,019.0       728.5
                                                                     ----------  ----------

Net unrealized investment gains (losses), beginning of year ......        338.2      (203.0)
Change in unrealized investment (losses) gains ...................       (274.9)      270.5
                                                                     ----------  ----------
Net unrealized investment gains, end of period ...................         63.3        67.5
                                                                     ----------  ----------

Minimum pension liability, beginning of year and end of period ...        (35.1)       (2.7)
                                                                     ----------  ----------

TOTAL SHAREHOLDER'S EQUITY, END OF PERIOD ........................   $  3,963.3  $  3,709.4
                                                                     ==========  ==========



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                           1996       1995
                                                                        -----------  ----------
                                                                             (IN MILLIONS)
Net earnings .........................................................   $    237.4  $    244.5
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Interest credited to policyholders' account balances .............        948.8       921.3
    General Account policy charges ...................................       (651.4)     (581.4)
    Investment losses (gains) ........................................         21.5       (27.7)
    Change in Federal income taxes payable ...........................        (96.2)      110.8
    Changes in Closed Block assets and liabilities, net ..............        (46.9)      (52.6)
    Other, net .......................................................         33.8       102.2
                                                                         ----------  ----------

Net cash provided by operating activities ............................        447.0       717.1
                                                                         ----------  ----------

Cash flows from investing activities:
  Maturities and repayments ..........................................      1,626.0     1,312.6
  Sales ..............................................................      6,913.2     5,371.0
  Return of capital from joint ventures and limited partnerships .....         64.3        34.7
  Purchases ..........................................................     (9,646.9)   (7,100.5)
  Decrease in loans to discontinued GIC Segment ......................        827.0     1,155.4
  Other, net .........................................................        (97.9)     (176.7)
                                                                         ----------  ----------

Net cash (used) provided by investing activities .....................       (314.3)      596.5
                                                                         ----------  ----------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits .........................................................      1,402.2     2,034.3
    Withdrawals ......................................................     (1,839.5)   (2,078.9)
  Net increase in short-term financings ..............................        195.3       272.5
  Repayments of long-term debt .......................................        (88.5)       (5.3)
  Payment of obligation to fund accumulated deficit of discontinued
    GIC Segment ......................................................          -      (1,215.4)
  Other, net .........................................................        (48.7)      (33.8)
                                                                         ----------  ----------

Net cash used by financing activities ................................       (379.2)   (1,026.6)
                                                                         ----------  ----------

Change in cash and cash equivalents ..................................       (246.5)      287.0
Cash and cash equivalents, beginning of year .........................        774.7       693.6
                                                                         ----------  ----------

Cash and Cash Equivalents, End of Period .............................   $    528.2  $    980.6
                                                                         ==========  ==========

Supplemental cash flow information
  Interest Paid ......................................................   $     70.6  $     61.2
                                                                         ==========  ==========
  Income Taxes (Refunded) Paid .......................................   $     (7.9) $      4.1
                                                                         ==========  ==========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


 1)   BASIS OF PRESENTATION

      The preparation of the accompanying consolidated financial statements in conformity with GAAP required management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

      Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

 2)   ACCOUNTING CHANGES AND PRONOUNCEMENTS

      The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Impaired real estate is written down to fair value with the impairment loss being included in Investment gains, net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

      In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. Management has not yet determined the effect of implementing SFAS No. 125.

 3)   FEDERAL INCOME TAXES

      Federal income taxes for interim periods have been computed using an estimated annual effective tax rate. This rate is revised, if necessary, at the end of each successive interim period to reflect the current estimate of the annual effective tax rate.

 4)   INVESTMENTS

      Investment valuation allowances and changes thereto are shown below:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                  ---------------------
                                                                     1996       1995
                                                                  ---------  ----------
                                                                      (IN MILLIONS)
      Balances, beginning of year ............................     $  325.3    $  284.9
      SFAS No. 121 release ...................................       (152.4)        -
      Additions charged to income ............................         88.7        67.8
      Deductions for writedowns and asset dispositions .......       (105.2)      (49.7)
                                                                   --------    --------
      Balances, End of Period ................................     $  156.4    $  303.0
                                                                   ========    ========

      Balances, end of period:
        Mortgage loans on real estate ........................     $   93.3    $   66.8
        Equity real estate ...................................         63.1       236.2
                                                                   --------    --------
      Total.............................................           $  156.4    $  303.0
                                                                   ========    ========

      For the three months and nine months ended September 30, 1996 and 1995, investment income is shown net of investment expenses of $89.9 million, $272.1 million, $115.2 million and $343.3 million, respectively.

      As of September 30, 1996 and December 31, 1995, fixed maturities classified as available for sale had amortized costs of $17,001.8 million and $15,284.0 million, respectively. Other equity investments included equity securities with carrying values of $125.0 million and $128.4 million and costs of $101.3 million and $97.3 million as of September 30, 1996 and December 31, 1995, respectively.

      For the nine months ended September 30, 1996 and 1995, proceeds received on sales of fixed maturities classified as available for sale amounted to $6,645.1 million and $5,009.6 million, respectively. Gross gains of $94.0 million and $135.1 million and gross losses of $58.4 million and $49.8 million were realized on these sales for the nine months ended September 30, 1996 and 1995, respectively. The decrease in unrealized investment gains related to fixed maturities classified as available for sale for the nine months ended September 30, 1996 amounted to $500.1 million.

      During the nine months ended September 30, 1995, one security classified as held to maturity was sold and twelve securities classified as held to maturity were transferred to the available for sale portfolio. All actions were taken as a result of significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $116.0 million with gross unrealized investment losses of $3.2 million transferred to equity for the nine months ended September 30, 1995.

      Impaired mortgage loans along with the related provision for losses follows:

                                                                    SEPTEMBER 30,  December 31,
                                                                         1996         1995
                                                                    -------------  ----------
                                                                           (IN MILLIONS)
      Impaired mortgage loans with provision for losses ........     $  428.6      $  310.1
      Impaired mortgage loans with no provision for losses .....        148.3         160.8
                                                                     --------      --------
      Recorded investment in impaired mortgage loans ...........        576.9         470.9
      Provision for losses .....................................         88.0          62.7
                                                                     --------      --------
      Net Impaired Mortgage Loans ..............................     $  488.9      $  408.2
                                                                     ========      ========

      Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loans equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded using the cash basis method. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      During the nine months ended September 30, 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $548.7 million and $295.5 million. Interest income recognized on these impaired mortgage loans totaled $30.9 million and $20.3 million for the nine months ended September 30, 1996 and 1995, respectively, including $13.7 million and $10.8 million recognized on the cash basis method.

 5)   ALLIANCE - CURSITOR TRANSACTION

      On February 29, 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited in exchange for approximately 1.8 million Alliance Units, $84.9 million in cash, $21.5 million in notes which are payable ratably over the next four years and substantial additional consideration which will be determined at a later date. The Company recognized an investment gain of $20.6 million as a result of the issuance of Units in this transaction. At September 30, 1996, the Company's ownership of Alliance Units was approximately 57.4%.

 6)   BUSINESS SEGMENT INFORMATION

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,           SEPTEMBER 30,
                                              ----------------------- ----------------------
                                                1996        1995         1996        1995
                                             -----------  ---------- -----------  ----------
                                                              (IN MILLIONS)
      Revenues
      Individual insurance and annuities ..   $    841.7  $    793.5  $  2,496.9  $  2,436.6
      Group pension .......................         60.7        77.1       189.3       209.4
      Attributed insurance capital ........         17.9        17.0        49.2        45.6
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............        920.3       887.6     2,735.4     2,691.6
      Investment services .................        267.0       243.7       818.3       681.1
      Consolidation/elimination ...........         (5.8)       (7.2)      (18.1)      (23.3)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $  1,181.5  $  1,124.1  $  3,535.6  $  3,349.4
                                              ==========  ==========  ==========  ==========

      EARNINGS (LOSS) BEFORE FEDERAL
        INCOME TAXES, MINORITY INTEREST
        AND CUMULATIVE EFFECT OF
        ACCOUNTING CHANGE
      Individual insurance and annuities ..   $     86.8  $     80.6  $    240.3  $    232.2
      Group pension .......................         (8.3)        (.9)      (28.6)      (12.7)
      Attributed insurance capital ........          9.7         9.9        23.5        22.5
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............         88.2        89.6       235.2       242.0
      Investment services .................         68.8        59.2       226.8       157.2
                                              ----------  ----------  ----------  ----------
        Subtotal ..........................        157.0       148.8       462.0       399.2
      Corporate interest expense ..........        (16.9)       (7.0)      (49.8)      (19.6)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $    140.1  $    141.8  $    412.2  $    379.6
                                              ==========  ==========  ==========  ==========

                                                         SEPTEMBER 30,     December 31,
                                                               1996           1995
                                                         --------------    ------------
                                                                  (IN MILLIONS)
      ASSETS
      Individual insurance and annuities ...........       $  53,559.8      $  50,328.8
      Group pension ................................           3,601.0          4,033.3
      Attributed insurance capital .................           2,055.5          2,391.6
                                                           -----------      -----------
        Insurance operations .......................          59,216.3         56,753.7
      Investment services ..........................          13,434.1         12,842.9
      Consolidation/elimination ....................            (369.9)          (354.4)
                                                           -----------      -----------
      Total ........................................       $  72,280.5      $  69,242.2
                                                           ===========      ===========

 7)   DISCONTINUED OPERATIONS

      Summarized financial information of the discontinued GIC Segment follows:

                                                        SEPTEMBER 30,   DECEMBER 31,
                                                             1996         1995
                                                        --------------  ------------
                                                               (IN MILLIONS)
ASSETS
Mortgage loans on real estate ....................       $  1,285.0     $  1,485.8
Equity real estate ...............................          1,057.1        1,122.1
Cash and other invested assets ...................            361.7          665.2
Other assets .....................................            191.5          579.3
                                                         ----------     ----------
Total Assets .....................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========
LIABILITIES
Policyholders' liabilities .......................       $  1,360.3     $  1,399.8
Allowance for future losses ......................            118.8          164.2
Amounts due to continuing operations .............          1,270.1        2,097.1
Other liabilities ................................            146.1          191.3
                                                         ----------     ----------
Total Liabilities ................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========

                                             THREE MONTHS ENDED  NINE MONTHS ENDED
                                               SEPTEMBER 30,        SEPTEMBER 30,
                                             ------------------ ------------------
                                              1996      1995     1996     1995
                                             -------  --------  -------  ---------
                                                         (IN MILLIONS)
REVENUES
Investment income (net of investment
  expenses of $31.8, $40.5, $96.1
  and $117.9) ............................   $  50.2  $  52.6  $  182.4  $  202.1
Investment (losses) gains, net ...........      (6.2)     6.6     (23.8)    (12.3)
Policy fees, premiums and other
  income, net ............................        .1       .1        .2        .6
                                            --------- -------- --------  --------
Total revenues ...........................      44.1     59.3     158.8     190.4
BENEFITS AND OTHER DEDUCTIONS ............      56.9     76.6     196.2     253.9
                                            --------- -------- --------  --------
Losses Charged to Allowance
  for Future Losses ......................   $ (12.8) $ (17.3) $  (37.4) $  (63.5)
                                             =======  =======  ========  ========

      Investment valuation allowances amounted to $19.9 million on mortgage loans and $16.3 million on equity real estate for an aggregate of $36.2 million at September 30, 1996. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. At December 31, 1995, valuation allowances amounted to $19.2 million on mortgage loans and $77.9 million on equity real estate for an aggregate of $97.1 million.

      Benefits and other deductions included $23.3 million, $94.8 million, $38.7 million and $116.0 million of interest expense related to amounts borrowed from continuing operations for the three months and nine months ended September 30, 1996 and 1995, respectively.

      The allowance for future losses is based upon management's best judgment and there can be no assurance ultimate losses will not differ.

 8)   CLOSED BLOCK

      Summarized financial information of the Closed Block follows:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                       1996         1995
                                                                  -------------  ------------
                                                                        (IN MILLIONS)
       ASSETS
       Fixed maturities:
         Available for sale, at estimated fair value (amortized
           cost of $3,730.0 and $3,662.8) ......................   $  3,736.2    $  3,896.2
       Mortgage loans on real estate ...........................      1,422.2       1,368.8
       Policy loans ............................................      1,778.8       1,797.2
       Cash and other invested assets ..........................        321.8         440.9
       Deferred policy acquisition costs .......................        780.8         823.6
       Other assets ............................................        305.9         286.1
                                                                   ----------    ----------
       Total Assets ............................................   $  8,345.7    $  8,612.8
                                                                   ==========    ==========
       LIABILITIES
       Future policy benefits and other policyholders'
        account balances .......................................   $ 9,159.6      $  9,346.7
       Other liabilities .......................................        33.6           160.5
                                                                   ---------      ----------
       Total Liabilities .......................................   $ 9,193.2      $  9,507.2
                                                                   =========      ==========

                                            THREE MONTHS ENDED    NINE MONTHS ENDED
                                              SEPTEMBER 30,        SEPTEMBER 30,
                                            ------------------  --------------------
                                              1996     1995       1996       1995
                                            --------  --------  --------  ----------
                                                          (IN MILLIONS)
      REVENUES
      Premiums and other income .........   $  171.3  $  178.8  $  539.1  $  561.3
      Investment income (net of investment
        expenses of $6.9, $6.6, $21.0 and
        $20.3) ..........................      140.2     133.3     408.4     400.7
      Investment losses, net ............       (4.6)      (.6)    (13.2)     (7.5)
                                            --------  --------  --------  --------
      Total revenues ....................      306.9     311.5     934.3     954.5
                                            --------  --------  --------  --------

      BENEFITS AND OTHER DEDUCTIONS
      Policyholders' benefits and dividends    266.9     270.8     810.2     824.1
      Other operating costs and expenses .      16.3      12.5      50.3      45.0
                                            --------  --------  --------  --------
      Total benefits and other deductions      283.2     283.3     860.5     869.1
                                            --------  --------  --------  --------

      Contribution from the Closed Block    $   23.7  $   28.2  $   73.8  $   85.4
                                            ========  ========  ========  ========

      Investment valuation allowances amounted to $33.4 million and $18.4 million on mortgage loans and $2.5 million and $4.3 million on equity real estate for an aggregate of $35.9 million and $22.7 million at September 30, 1996 and December 31, 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

 9)   RESTRUCTURE COSTS

      At September 30, 1996, liabilities associated with 1994 and 1995 cost reduction programs totaled $27.3 million. During the nine months ended September 30, 1996 and 1995, the Company restructured certain operations in connection with cost reduction programs and incurred costs of $2.6 million and $8.6 million, respectively, primarily associated with severance related benefits. Amounts paid during the nine months ended September 30, 1996 and charged against the liabilities for the 1994 and 1995 cost reduction programs totaled $13.1 million.

10)   LITIGATION

      There have been no new material legal proceedings and no material developments in matters which were previously reported in the Company's Notes to Consolidated Financial Statements for the year ended December 31, 1995, except as follows:

      On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice in the previously reported action Golomb, et al. v. The Equitable Life Assurance Society of the United
      States. Plaintiffs have filed a notice of appeal of that judgment. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties, the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, et al.
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Northern District of Texas. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the complaint in its entirety. The Company's management has been advised that plaintiffs plan to oppose the motion for summary judgment. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Equitable Life's management has been advised that plaintiffs plan to oppose that motion.

      On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders, insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future, based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, The Equitable's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      On November 6, 1996, a proposed class action entitled Fletcher, et al. v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies and that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys fees. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of Equitable Life. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on Equitable Life's results of operations in any particular period.

      In connection with the previously reported action entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., on June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs have made a motion for reargument with respect to this order, which was submitted to the court in October 1996.

      On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On June 21, 1996, Equitable Life removed the action to the United States District Court for the Eastern District of Louisiana. Plaintiff has made a motion to remand to the Louisiana Civil District Court, and Equitable Life will oppose such motion.  On July 26, 1996, an action entitled  Michael Bradley
      v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. Equitable Life and EVLICO have made a motion to consolidate or jointly try this proceeding with the Cole action, which will not be heard until November 1996. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      Equitable Life recently received a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life's for pension clients. Equitable Life serves as investment manager in PPF and has retained Equitable Real Estate Investment Management, Inc. ("Equitable Real Estate") as adviser. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or Equitable Real Estate has acted improperly and Equitable Life and Equitable Real Estate believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations.

      In connection with the previously reported arbitration involving Equitable Casualty Insurance Company ("Casualty"), the arbitration panel issued a final award in favor of Casualty and GEICO General Insurance Company ("GEICO General") on June 17, 1996. The result of the arbitration is expected to resolve in favor of Casualty and GEICO General two litigations that were commenced by Houston General Insurance Company ("Houston General") and that have been stayed by the presiding courts pending the completion of the arbitration. Houston General has informed Casualty, through counsel, that it is considering whether to consent to entry of a judgment enforcing the arbitration award or whether to contest the award. The Company's management believes that Houston General has no valid basis for contesting the arbitration award and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

      With respect to the previously reported National Gypsum litigation, the Bankruptcy Court has remanded the Texas state court action to state court.

      With  respect  to  the  previously  reported   Spectravision   litigation,
      plaintiffs have filed an amended complaint in which DLJSC is no longer named as a defendant.

      On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint in the previously reported litigation involving Alliance and the Alliance North American Government Income Fund, Inc. The plaintiffs have filed motions requesting that the court reconsider its decision and for permission to file an amended complaint. While the ultimate outcome cannot be determined at this time, Alliance's management does not expect that it will have a material adverse effect on Alliance's consolidated financial position or results of operations.

      In addition to the matters previously reported and the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                                                      APPENDIX A

MANAGEMENT

Here is a list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS

Claude Bebear                          Director of Equitable since July 1991. Chairman of the Board of the Holding Company (February
AXA S.A.                               1996-present)  and a Director of other affiliates of Equitable.  Chairman and Chief Executive
23,  Avenue  Matignon                  Officer of AXA since February 1989.  Chief Executive  Officer of the AXA Group since 1974 and
75008 Paris, France                    Chairman or Director of numerous subsidiaries and affiliated companies of the AXA Group.

Christopher J. Brocksom                Director  of  Equitable  since  July 1992.  Chief  Executive  Officer,  AXA Equity & Law Life
AXA Equity & Law                       Assurance  Society ("AXA Equity & Law") and various  directorships  and officerships with AXA
Amersham Road                          Equity & Law affiliated companies.
High Wycombe
Bucks HP 13 5 AL, England

Francoise Colloc'h                     Director of  Equitable  since July 1992.  Executive  Vice  President,  Culture-- Management--
AXA S.A.                               Communications, AXA, and various positions with AXA affiliated companies.
23, Avenue Matignon
75008 Paris, France

Henri de Castries                      Director  of  Equitable  since  September  1993.  Vice  Chairman  of the Board of the Holding
AXA S.A.                               Company since February 1996.  Executive Vice President  Financial Services and Life Insurance
23, Avenue Matignon                    Activities  of AXA  since  1993.  Prior  thereto,  General  Secretary  from  1991 to 1993 and
75008 Paris, France                    Central  Director  of  Finances  from 1989 to 1991.  Also  Director  or  Officer  of  various subsidiaries  and affiliates of the AXA Group.  Director of the Holding  Company and of other
                                       Equitable affiliates.

Joseph L. Dionne                       Director  of  Equitable  since May 1982.  Chairman  (since  April  1988) and Chief  Executive
The McGraw-Hill Companies              Officer (Since April 1983) of The McGraw-Hill Companies.  Director of the Holding Company.
1221 Avenue of the Americas
New York, NY  10020

William T. Esrey                       Director of  Equitable  since July 1986.  Chairman  (since  April  1990) and Chief  Executive
Sprint Corporation                     Officer (since 1985) and President  (1985 to February 1996) of Sprint  Corporation.  Director
P.O. Box 11315                         of the Holding Company.
Kansas City, MO  64112

Jean-Rene Fourtou                      Director of Equitable since July 1992.  Chairman and Chief Executive Officer,  Rhone-Poulenc,
Rhone-Poulenc S.A.                     S.A. since 1986.  Director of the Holding Company and AXA.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                      Director of Equitable since March 1989.  President, Xavier University of Louisiana.
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA  70125

Donald J. Greene                       Director of Equitable since July 1991.  Partner,  LeBoeuf,  Lamb, Greene & MacRae since 1965.
LeBouef, Lamb, Greene & MacRae         Director of the Holding Company.
125 West 55th Street
New York, NY  10019-4513

John T. Hartley                        Director of Equitable  since August 1987.  Retired  Chairman and Chief  Executive  Officer of
Harris  Corporation                    Harris  Corporation  (until July 1995);  prior thereto,  he held the positions of Chairman of
1025 NASA Boulevard                    Harris  Corporation from 1987,  Chief Executive  Officer from 1986 and President from October
Melbourne, FL 32919                    1987 to April 1993.


John H.F. Haskell, Jr.                 Director of Equitable since July 1992.  Managing  Director of Dillon,  Read & Co., Inc. since
Dillon, Read & Co., Inc.               1975 and member of its Board of Directors.
535 Madison Avenue
New York, NY  10022



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS  (continued)

W. Edwin Jarmain                       Director of Equitable  since July 1992.  President of Jarmain Group Inc.  since 1979; also an
Jarmain Group Inc.                     Officer  or  Director of  several  affiliated   companies.   Chairman  and  Director  of  FCA
121 King Street West                   International Ltd.; served as President, CEO and Director from 1992 through 1993. Director of
Suite 2525, Box 36                     various AXA affiliated companies. Director of the Holding Company since July 1992.
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                Director of Equitable since January 1986.  Retired Chairman and Chief Executive  Officer, JWT
184-400 Ocean Road                     Group, Inc. and J. Walter Thompson Company.
John's Island
Vero Beach, FL  32963

Winthrop Knowlton                      Director of Equitable since October 1973.  Chairman of the Board of Knowlton  Brothers,  Inc.
Knowlton Brothers, Inc.                since May 1989; also President of Knowlton  Associates,  Inc. since September 1987;  Director
530 Fifth Avenue                       of the Holding Company.
New York, NY  10036

Arthur L. Liman                        Director of Equitable since March 1984.  Partner,  Paul, Weiss,  Rifkind,  Wharton & Garrison
Paul, Weiss, Rifkind, Wharton          since 1966.
  and Garrison
1285 Avenue of the Americas
New York, NY  10019

George T. Lowy                         Director of Equitable since July 1992.  Partner, Cravath, Swaine & Moore.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY  10019

Didier Pineau-Valencienne              Director  of  Equitable  since  February  1996.  Chairman  and  Chief  Executive  Officer  of
Schneider S.A.                         Schneider  S.A. since 1981 and Chairman or Director of numerous  subsidiaries  and affiliated
64-70 Avenue Jean-Baptiste             companies of Schneider.  Director of AXA and the Holding Company.
Clament
96646 Boulogne-Billancourt
Cedex
France

George J. Sella, Jr.                   Director  of  Equitable  since May 1987.  Retired  Chairman  and Chief  Executive  Officer of
P.O. Box 397                           American  Cyanamid  Company  (until April 1993);  prior  thereto,  Chairman from 1984,  Chief
Newton, NJ  07860                      Executive Officer from 1983 and President from 1979 to 1991.

Dave H. Williams                       Director of  Equitable  since March 1991.  Chairman and Chief  Executive  Officer of Alliance
Alliance Capital Management            since 1977 and  Chairman or Director of numerous  subsidiaries  and  affiliated  companies of
Corporation                            Alliance.  Director of the Holding Company.
1345 Avenue of the Americas
New York, NY  10105

OFFICERS -- DIRECTORS

James M. Benson                        Director of Equitable  since February 1994.  Chief  Executive  Officer (since  February 1996)
                                       and President of Equitable  (since February  1994);  prior thereto,  Chief Operating  Officer
                                       (February 1994 to February 1996) and Senior Executive Vice President of Equitable (April 1993
                                       to February 1994). Prior thereto, President,  Management Compensation Group (1983 to February
                                       1993).  Previously,  President,  Chief Executive Officer and a Director of Equitable Variable
                                       Life Insurance  Company  ("EVLICO").  Senior  Executive Vice President of the Holding Company
                                       since February 1994 and Chief  Operating  Officer since  February  1996;  Director of various
                                       Equitable affiliated companies; Director of the Holding Company since February 1994.

William T. McCaffrey                   Director of  Equitable  since  February  1996.  Senior  Executive  Vice  President  and Chief
                                       Operating  Officer of Equitable (all since  February  1996).  Prior  thereto,  Executive Vice
                                       President  (from  February  1986 to February  1996) and Chief  Administrative  Officer  (from
                                       February 1988 to February 1996).  Executive Vice President and Chief  Administrative  Officer
                                       (since  February  1994) of the  Holding  Company.  Director of various  Equitable  affiliated companies, including EVLICO.



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OFFICERS -- DIRECTORS (continued)

Joseph J. Melone                       Chairman of Equitable  since  February 1994 and a Director of Equitable  since November 1990.
                                       Chief  Executive  Officer of the Holding  Company  since  February  1996 and President of the
                                       Holding  Company  since May 1992.  Previously,  Chief  Executive  Officer of  Equitable  from
                                       February 1994, to February 1996; prior to February 1994,  President,  Chief Executive Officer and  Director  of  Equitable  from  September  1992 to  February  1994 and  President,  Chief
                                       Operating  Officer and a Director since  November  1990.  Former  Chairman,  Chief  Executive
                                       Officer and Director of EVLICO.  Director of various Equitable and AXA affiliated companies.

OTHER OFFICERS

A. Frank Beaz                          Senior Vice  President,  Equitable;  prior thereto,  Vice President,  Equitable  (until March
                                       1995).  Executive Vice President, EQ Financial Consultants, Inc.  ("EQF") (May 1995-present).

Leon B. Billis                         Senior Vice President,  Equitable;  prior thereto, Vice President,  Equitable (until November
                                       1994); Vice President, EVLICO (July 1996 to December 1996).

Harvey Blitz                           Senior Vice President and Deputy Chief Financial Officer,  Equitable.  Senior Vice President,
                                       Holding Company;  Director or Chairman of various Equitable  affiliated  companies;  Director
                                       (October 1992 to December 1996) and Vice President, EVLICO (April 1995 to December 1996).

Kevin R. Byrne                         Vice President and Treasurer,  Equitable;  Vice  President and  Treasurer,  Holding  Company;
                                       Treasurer,  EVLICO (until  December 1996) and Frontier Trust Company;  Director or Officer of
                                       other Equitable affiliated companies.

Jerry M. de St. Paer                   Executive Vice President,  Equitable.  Senior  Executive Vice President  (since May 1996) and
                                       Chief  Financial  Officer (since May 1992) of the Holding  Company.  Executive Vice President
                                       and Chief  Operating  Officer (since  September  1994) of Equitable  Investment  Corporation.
                                       Previously held various  officerships with Equitable and its affiliates.  Director and Senior
                                       Investment Officer,  EVLICO (until December 1996).  Director of various Equitable  affiliated companies.

Gordon G. Dinsmore                     Senior Vice President and Corporate  Actuary,  Equitable.  Executive Vice President,  Equico.
                                       Director  and  Senior  Vice  President,  EVLICO  (until  December  1996);  Director  of other
                                       Equitable affiliated companies.

Alvin H. Fenichel                      Senior Vice  President and  Controller,  Equitable.  Senior Vice  President  and  Controller,
                                       Holding  Company.   Vice  President  and  Controller  (until  December  1996),  EVLICO;  Vice
                                       President, The Equitable of Colorado, Inc. ("Colorado").

Paul J. Flora                          Senior Vice  President and Auditor,  Equitable.  Prior  thereto,  Vice  President and Auditor
                                       (February 1994 to March 1996).  Vice President and Auditor,  Holding Company  (September 1994
                                       to present). Vice President/Auditor, National Westminster Bank (November 1984 to June 1994).

Robert E. Garber                       Executive Vice President and General Counsel, Equitable; Executive Vice President and General
                                       Counsel,  Holding  Company.  Prior  thereto,  Senior Vice  President  and General  Counsel of
                                       Equitable  and the  Holding  Company  (September  1993 to  September  1994) and  Senior  Vice
                                       President and Deputy General Counsel of Equitable (September 1989 to September 1993).

Donald R. Kaplan                       Vice President and Acting Chief Compliance Officer,  Equitable. Prior thereto, Vice President and Counsel (until June 1996).

Michael S. Martin                      Senior Vice  President,  Equitable.  Chairman,  EQF;  Chairman and Chief  Executive  Officer,
                                       EquiSource of New York  (January  1992 to October  1994) and Frontier  (April 1992 to October
                                       1994);  Vice  President,  Hudson  River  Trust  ("HRT")  (February  1993 to  February  1995);
                                       Director,  Vice  President  and  Treasurer,  Equitable  Distributors,  Inc.  (August  1993 to
                                       February  1995),  also Chairman,  President,  and Chief Executive  Officer  (December 1993 to
                                       February 1995); Director,  Equitable Underwriting and Sales Agency (Bahamas),  Ltd. (May 1996
                                       to present) and Colorado (January 1995 to present).



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OTHER OFFICERS  (continued)

Peter D. Noris                         Executive Vice President and Chief Investment  Officer,  Equitable.  Executive Vice President
                                       (since May 1995) and Chief  Investment  Officer  (since July 1995),  Holding  Company.  Prior thereto,  Vice  President/Manager,  Insurance Companies Investment  Strategies Group, Solomon
                                       Brothers,  Inc. (November 1992 to May 1995). Prior thereto,  with Morgan Stanley & Co., Inc., from  October  1984 to November  1992 as  Principal,  Fixed Income  Insurance  Group.  Former
                                       Director and Senior Vice President of EVLICO. Director of other Equitable affiliates.

Anthony C. Pasquale                    Senior  Vice  President,   Equitable.   Chairman  and  President,   Equitable  Realty  Assets
                                       Corporation (July 1995 to present). Director of other Equitable affiliates.

Michael J. Rich                        Senior Vice  President,  Equitable,  since October 1994;  prior  thereto,  Vice  President of
                                       Underwriting,  John Hancock  Mutual Life  Insurance  Co. since 1988.  Director of EVLICO (May
                                       1995 to December 1996).

Pauline Sherman                        Vice President,  Secretary and Associate  General  Counsel,  Equitable;  prior thereto,  Vice
                                       President and Associate General Counsel (until September 1995). Vice President, Secretary and
                                       Associate General Counsel, Holding Company (September 1995 to present).

Samuel Shlesinger                      Senior Vice  President and Actuary,  Equitable;  prior  thereto,  Vice President and Actuary.
                                       Previously,  Director and Senior Vice  President,  EVLICO  (February 1988 to December  1996).
                                       Director, Chairman and Chief Executive Officer, Equitable of Colorado. Vice President, HRT.

Jose S. Suquet                         Executive  Vice  President  and Chief Agency  Officer,  Equitable,  since August 1994;  prior thereto, Agency Manager, Equitable (February 1985 to August 1994).

Stanley B. Tulin                       Senior  Executive  Vice  President and Chief  Financial  Officer,  Equitable;  prior thereto,
                                       Chairman,  Insurance Consulting and Actuarial Practice, Coopers & Lybrand (until April 1996);
                                       Executive Vice President, Holding Company.


                        VARIABLE LIFE INSURANCE POLICIES
                       FUNDED THROUGH SEPARATE ACCOUNT FP
                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996


          Incentive Life Plus(TM)             Survivorship 2000(TM)
             Champion 2000(TM)                  Incentive Life(TM)
         Incentive Life 2000(TM)                  SP-Flex(TM)


                                    Issued By
                               EQUITABLE VARIABLE
                             LIFE INSURANCE COMPANY


                          Principal Office Located at:
                               787 Seventh Avenue
                               New York, NY 10019
      VM 521
--------------------------------------------------------------------------------
                             THE HUDSON RIVER TRUST
                          PROSPECTUS DATED MAY 1, 1996







      HRT 596
--------------------------------------------------------------------------------

                        VARIABLE LIFE INSURANCE POLICIES

                       FUNDED THROUGH SEPARATE ACCOUNT FP



INCENTIVE LIFE PLUS (94-300)
CHAMPION 2000(TM) (90-400)                     ISSUED BY
INCENTIVE LIFE 2000(TM) (90-300)               EQUITABLE VARIABLE
SURVIVORSHIP 2000(TM) (92-500)                 LIFE INSURANCE COMPANY
INCENTIVE LIFE(TM) (85-300 & 88-300)
SP-FLEX(TM) (87-500)



                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996


INTRODUCTION. This Supplement updates certain information contained in the prospectuses for:


      o INCENTIVE LIFE PLUS dated December 19, 1994, May 1, 1995 and September 15, 1995;

      o  CHAMPION 2000 dated May 1, 1994, May 1, 1993, and November 27, 1991;

      o  INCENTIVE LIFE 2000 dated May 1, 1994, May 1, 1993 and November 27,
         1991;

      o SURVIVORSHIP 2000 dated May 1, 1995, May 1, 1994, May 1, 1993 and August 18, 1992;

      o INCENTIVE LIFE dated May 1, 1994, May 1, 1993, February 27, 1991, May 1, 1990 and August 29, 1989; and

      o  SP-FLEX dated September 30, 1987 and August 24, 1987.

For your convenience, we have consolidated the prior updating supplements that have been previously distributed. For this reason, you may already be familiar with some of the information in this prospectus supplement, but we encourage you to read it anyway. You can find the information about your policy by referring to one or more of the following headings:
                                                                            PAGE

INFORMATION RELATED TO ALL POLICIES                                           2

INFORMATION ABOUT ALL POLICIES EXCEPT SP-FLEX                                 6

INFORMATION ABOUT INCENTIVE LIFE PLUS                                         7

INFORMATION ABOUT INCENTIVE LIFE 2000 AND CHAMPION 2000                       7

INFORMATION ABOUT INCENTIVE LIFE                                              7

INFORMATION ABOUT SP-FLEX                                                     8

You should attach this Supplement to your prospectus and retain it for future reference. Equitable Variable Life Insurance Company (Equitable Variable) will send you an additional copy of any prospectus or supplement, without charge, on written request. Except as otherwise noted, terms used in this supplement have the same meaning as in the prospectus. However, we now refer to the Guaranteed
Interest Division as the Guaranteed Interest Account and to divisions of Separate Account FP as "Funds."

Champion 2000, Incentive Life 2000, Incentive Life and SP-Flex policies are no longer offered for sale.


                      INFORMATION RELATED TO ALL POLICIES:

  1. EQUITABLE VARIABLE. The information under the heading EQUITABLE VARIABLE is updated as follows: Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1995, we had approximately $132.8 billion face amount of variable life insurance in force.





-------------------------------------------------------------------------------
THIS SUPPLEMENT SHOULD BE RETAINED FOR FUTURE REFERENCE.

VM 521                 Copyright 1996 Equitable Variable Life Insurance Company.
                                                            All rights reserved.

 2. EQUITABLE. The information under the heading OUR PARENT, EQUITABLE is updated as follows: Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA S.A. (AXA), a French insurance holding company. AXA beneficially owns 60.6% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable and Equitable Variable. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $195.3 billion in assets as of December 31, 1995.

 3. HUDSON RIVER TRUST INVESTMENT POLICIES. Net premiums can be allocated to the Separate Account Funds or to the Guaranteed Interest Account (except for SP-Flex policyowners). The Funds of Separate Account FP in turn invest those net premiums in corresponding portfolios of The Hudson River Trust, a mutual fund. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:

-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------
 THE FIXED INCOME SERIES:

 MONEY MARKET ...........        Primarily  high quality  short-term  money market      High level of current  income  while
                                 instruments.                                           preserving  assets  and  maintaining
                                                                                        liquidity.

 INTERMEDIATE ...........        Primarily  debt  securities  issued or guaranteed      High current income  consistent with
 GOVERNMENT                      by  the  U.S.   Government,   its   agencies  and      relative stability of principal.
 SECURITIES                      instrumentalities.  Each  investment  will have a
                                 final  maturity  of not  more  than 10 years or a
                                 duration   not   exceeding   that  of  a  10-year
                                 Treasury note.

 QUALITY BOND ...........        Primarily    investment    grade   fixed   income      High current income  consistent with
                                 securities.                                            preservation of capital.

 HIGH YIELD .............        Primarily  a  diversified   mix  of  high  yield,      High  return by  maximizing  current
                                 fixed-income    securities    involving   greater      income    and,    to   the    extent
                                 volatility  of price  and risk of  principal  and      consistent   with  that   objective,
                                 income    than    high    quality    fixed-income      capital appreciation.
                                 securities.  The  medium and lower  quality  debt
                                 securities  in which the Portfolio may invest are
                                 known as "junk bonds."
 THE EQUITY SERIES:

 GROWTH & INCOME ........        Primarily    common    stocks   and    securities      High  return  through a  combination
                                 convertible into common stocks.                        of  current   income   and   capital
                                                                                        appreciation.

 EQUITY INDEX ...........        Selected  securities  in the S&P's 500 Index (the      Total  return  performance   (before
                                 "Index") which the adviser  believes will, in the      trust  expenses)  that  approximates
                                 aggregate,  approximate the  performance  results      the  investment  performance  of the
                                 of the Index.                                          Index  (including   reinvestment  of
                                                                                        dividends)    at   a   risk    level
                                                                                        consistent with that of the Index.

 COMMON STOCK ...........        Primarily  common  stock  and  other  equity-type      Long-term   growth  of  capital  and
                                 instruments.                                           increasing income.

 GLOBAL .................        Primarily equity  securities of non-United States      Long-term growth of capital.
                                 as well as United States companies.

 INTERNATIONAL ..........        Primarily equity securities selected  principally      Long-term growth of capital.
                                 to  permit  participation  in  non-United  States
                                 companies with prospects for growth.
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------
 AGGRESSIVE STOCK ..........     Primarily  common  stock  and  other  equity-type      Long-term growth of capital.
                                 securities  issued  by medium and other  smaller
                                 sized companies  with  strong  growth potential.
 ASSET ALLOCATION SERIES:
 CONSERVATIVE INVESTORS ....     Diversified mix of publicly-traded,  fixed-income      High total  return  without,  in the
                                 and  equity  securities;  asset mix and  security      adviser's  opinion,  undue  risk  to
                                 selection  are   primarily   based  upon  factors      principal.
                                 expected  to  reduce  risk.   The  Portfolio  is
                                 generally expected  to hold approximately 70% of
                                 its assets in  fixed income  securities  and 30%
                                 in equity securities.

 BALANCED ..................     Primarily  common  stocks,  publicly-traded  debt      High  return  through a  combination
                                 securities   and  high   quality   money   market      of  current   income   and   capital
                                 instruments.  The portfolio is generally expected      appreciation.
                                 to hold 50% of its  assets in  equity  securities
                                 and 50% in fixed income securities.

 GROWTH INVESTORS ..........     Diversified mix of publicly-traded,  fixed-income      High total  return  consistent  with
                                 and  equity  securities;  asset mix and  security      the   adviser's   determination   of
                                 selection   based  upon   factors   expected   to      reasonable risk.
                                 increase  possibility of high long-term  return.
                                 The  Portfolio  is  generally  expected  to hold
                                 approximately   70%  of  its  assets  in  equity
                                 securities  and 30% in  fixed income securities.
-------------------------------------------------------------------------------------------------------------------------------

     Subject to the terms described in your prospectus, you may transfer cash values between Separate Account Funds and/or change how your net premiums are allocated among Funds. See TRANSFERS OF POLICY ACCOUNT VALUE in your prospectus and CHARGE FOR TRANSFERS below.

  4. INVESTMENT PERFORMANCE. Footnote 7 to the Separate Account FP financial statements included herein contains information about the net return for each Fund. The attached prospectus supplement for The Hudson River Trust contains rates of return and other portfolio performance information of the Trust for various periods ended December 31, 1995. Remember, the changes in the Policy Account value of your policy depend not only on the performance of the Trust portfolios, but also on the deductions and charges under your policy. To obtain the current unit values of the Separate Account Funds, call (212) 714-5015.

     The values reported in footnote 7 for all Policies are computed using the net rates of return for the corresponding portfolios of the Trust. The SP-Flex returns are net of charges for cost of insurance, administrative expense, and mortality and expense risks.

     The returns reported in footnote 7 for each of the other policy forms are reduced only by any mortality and expense risk charge deducted from Separate Account assets.

  5. THE TRUST'S INVESTMENT ADVISER. The information about Alliance Capital Management L.P. (Alliance), the Trust's investment adviser, is updated as follows: As of December 31, 1995, Alliance was managing approximately $146.5 billion in assets. Alliance, a publicly traded limited partnership, is indirectly majority-owned by Equitable.

     For your convenience, we are restating that the advisory fee payable by the Trust to Alliance, which is based on the following annual percentages of the value of each portfolio's daily average net assets:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          DAILY AVERAGE NET ASSETS
                                                                              -------------------------------------------------
                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $350 MILLION    $400 MILLION    $750 MILLION
 ---------                                                                      ------------    ------------    ------------

 Common Stock, Money Market and Balanced...................................        .400%           .375%           .350%

 Aggressive Stock and Intermediate Government Securities...................        .500%           .475%           .450%

 High Yield, Global, Conservative Investors and Growth Investors...........        .550%           .525%           .500%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          DAILY AVERAGE NET ASSETS
                                                                              -------------------------------------------------
                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $500 MILLION    $500 MILLION     $1 BILLION
 ---------                                                                      ------------    ------------     ----------
 Quality Bond and Growth & Income..........................................        .550%           .525%           .500%

                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $750 MILLION    $750 MILLION    $1.5 BILLION
 ---------                                                                      ------------    ------------    ------------

 Equity Index..............................................................        .350%           .300%           .250%

                                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                                      $500 MILLION     $1 BILLION     $1.5 BILLION
 ---------                                                                      ------------     ----------     ------------

 International.............................................................        .900            .850            .800
-------------------------------------------------------------------------------------------------------------------------------

  6. LIVING BENEFIT OPTION AVAILABLE. Subject to regulatory approval in your state and our underwriting guidelines, you may now be eligible for a Living Benefit payment under your policy. The Living Benefit enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured has a terminal illness. Certain eligibility requirements will apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). We will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. This charge may be less in some states.

     When a Living Benefit claim is paid, Equitable Variable establishes a lien against the policy. The amount of the lien is the sum of the Living Benefit payment, any accrued interest on that payment and any unpaid scheduled premium (if applicable under your policy). Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and
     (ii) the maximum adjustable policy loan interest rate permitted in the state in which your policy is delivered.

     Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This portion of the liened amount will be transferred to the Guaranteed Interest Account where it will earn interest at the same rate credited to unloaned amounts (in the case of SP-Flex policies, this portion of the liened amount will be transferred to the Money Market Fund). This portion of the liened amount will not be available for loans or partial withdrawals (if permitted under your policy). Any death benefit or Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

     Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See TAX EFFECTS in your prospectus or, for SP-Flex policyowners, in this supplement, for a discussion of the tax treatment of distributions under the policy. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. To submit a claim for this benefit and receive a copy of the Living Benefit rider, please contact your Equitable agent.

  7. TELEPHONE TRANSFERS. The information under the heading Telephone Transfers is updated, as follows:

     In order to make a transfer by telephone, each policyowner must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed form MUST be returned to our Administrative Office before requesting a telephone transfer.

     Telephone  transfers  may be  requested on each day we are open to transact business. You will receive the Fund's unit value as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. Telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described in your policy.

     We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

     During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

  8. TAX CHANGES. The United States Congress may in the future enact legislation that could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice.

     The discussion of the tax effects on policy proceeds contained in your prospectus and this supplement is based on our understanding of Federal income tax laws as of the date of such prospectus or supplement, as applied to policies owned by U.S. resident individuals. The tax effects on corporate taxpayers, subject to the Federal alternative minimum tax, other non-natural owners such as trusts, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult your legal or tax adviser.

  9. DISTRIBUTION. Equico Securities Inc. ("Equico"), a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution Agreement. Equico is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755 Broadway, New York, NY 10019. Equico is paid a fee for its services as distributor of our policies. In 1994 and 1995, Equitable and Equitable Variable paid Equico a fee of $216,920 and $325,380, respectively, for its services under the Distribution and Servicing Agreement. On or about May 1, 1996, Equico will change its name to EQ Financial Consultants, Inc.

     The amounts paid and accrued to Equitable by us under our sales and services agreements with Equitable totaled approximately $377.2 million in 1995, $380.5 million in 1994 and $355.7 million in 1993.

10. MANAGEMENT. A list of our directors and principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

11. LONG-TERM MARKET TRENDS. Appendix B to this supplement presents historical return trends for various types of securities which may be useful for understanding how different investment strategies may affect long term results.

12. FINANCIAL STATEMENTS. The financial statements of Separate Account FP and Equitable Variable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, our independent auditors, to the extent stated in their report. The financial statements of Separate Account FP and Equitable Variable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Equitable Variable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the Separate Account Funds.

                  INFORMATION ABOUT ALL POLICIES EXCEPT SP-FLEX

  1. AUTOMATIC TRANSFER SERVICE. We offer an Automatic Transfer Service. This service enables you to make automatic monthly transfers out of the Money Market Fund into the other Separate Account Funds.

     To start using this service you must first complete a special election form that is available from your agent or our Administrative Office. You must also have a minimum of $5,000 in the Money Market Fund on the date the Automatic Transfer Service is scheduled to begin. You can elect up to eight Separate Account Funds for monthly transfers, but the minimum amount that may be transferred to each Fund each month is $50. Automatic transfers will begin on the next monthly processing date after we receive your election form at our Administrative Office.

     The Automatic Transfer Service will remain in effect until the earliest of the following events: (1) the funds in the Money Market Fund are insufficient to cover the automatic transfer amount; (2) the policy is in a grace period; (3) we receive at our Administrative Office your written instruction to cancel the Automatic Transfer Service; (4) we receive a death claim under the policy; or (5) you elect to use your Net Cash Surrender Value to purchase a fixed-benefit insurance option (if available under your policy).

     Using the Automatic Transfer Service does not guarantee a profit or protect against loss in a declining market.

  2. CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of $25 for transfers of Policy Account value. You are currently able to make twelve free transfers in any policy year but we will charge $25 per transfer after the twelfth transfer. All transfers made on the same effective date (either written or by telephone) will count as one transfer. Transfers made through the Automatic Transfer Service do not count toward the twelve free transfers. There will be no charge for a transfer of all of your amounts in the Separate Account to the Guaranteed Interest Account.


                      INFORMATION ABOUT INCENTIVE LIFE PLUS

DEDUCTIONS AND CHARGES. Cost of Insurance Charge. The information under Cost of Insurance Charge is updated as follows: Beginning in the tenth policy year, current monthly cost of insurance charges are reduced by an amount equal to a percentage of your unloaned Policy Account value on the date such charges are assessed. This means that the larger your unloaned Policy Account value, the greater your potential reduction in current cost of insurance charges. This percentage begins at an annual rate of .05%, grading up to an annual rate of
 .50% in policy years 26 and later. Effective on or about July 1, 1996, we intend to increase this cost of insurance charge reduction to grade up to .65% in policy years 25 and later. This cost of insurance charge reduction applies on a current basis and is not guaranteed. We may in the future increase, decrease, change the duration of, or eliminate the amount of the current cost of insurance charge reduction without advance notice to you. Because Incentive Life Plus was offered for the first time in 1995, no reduction of cost of insurance charges in the tenth policy year has yet been attained.

             INFORMATION ABOUT INCENTIVE LIFE 2000 AND CHAMPION 2000

  1. PROSPECTUS  SUMMARY.  On  page  1 of  the  prospectus,  under  the  heading
     INVESTMENT FEATURES -- POLICY ACCOUNT the bold face text in the second bullet point is replaced by the following: REQUESTS FOR TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT CAN ONLY BE MADE ON OR WITHIN 30 DAYS OF A POLICY ANNIVERSARY. SUCH TRANSFERS WILL BE EFFECTIVE AS OF THE DATE WE RECEIVE YOUR REQUEST, BUT NO EARLIER THAN THE POLICY ANNIVERSARY. TRANSFERS INTO THE GUARANTEED INTEREST ACCOUNT AND AMONG ALL SEPARATE ACCOUNT FUNDS MAY BE REQUESTED AT ANY TIME.

  2. BORROWING FROM YOUR POLICY ACCOUNT. We will first allocate loan repayments to our Guaranteed Interest Account until the amount of any loan originally allocated to that account has been repaid. After you have repaid this amount, you may choose how you want us to allocate the balance of any additional repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages.

  3. MINIMUM FACE AMOUNT (INCENTIVE LIFE 2000 ONLY). The minimum Face Amount for Incentive Life 2000 is $50,000 for issue ages 65 and below. This is also the minimum Face Amount for the "designated insured option" rider described under ADDITIONAL BENEFITS MAY BE AVAILABLE in your Incentive Life 2000 prospectus.


                        INFORMATION ABOUT INCENTIVE LIFE

  1. MONTHLY ADMINISTRATIVE CHARGE. We deduct a monthly administrative charge from your Policy Account, which covers the costs associated with administering Incentive Life policies. The current administrative charge is $6 per month. This administrative charge is guaranteed never to exceed $8 per month.

  2. COST OF INSURANCE CHARGE. The tables under "Cost of Insurance Charge" in prospectuses dated February 27, 1991 and earlier are updated as follows:

                                        ILLUSTRATIVE TABLE OF MONTHLY COST OF INSURANCE RATES
                                                              (ROUNDED)

                                  FACE AMOUNT $50,000-$199,000                         FACE AMOUNT $200,000 AND OVER
                        --------------------------------------------------   ---------------------------------------------------
        MALE                 GUARANTEED                  CURRENT                  GUARANTEED                   CURRENT
     ISSUE AGE              MAXIMUM RATE            (NON-SMOKER) RATE            MAXIMUM RATE             (NON-SMOKER) RATE
---------------------   ----------------------   -------------------------   ----------------------    -------------------------
          5                   $  .08                    $  .08                    $  .08                      $  .08

         15                      .11                       .11                       .11                         .11

         25                      .15                       .13                       .15                         .12

         35                      .18                       .14                       .18                         .13

         45                      .38                       .25                       .38                         .22

         55                      .88                       .54                       .88                         .46

         65                     2.14                      1.41                      2.14                        1.19


  3. EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a policy is held by an employee or a trust, or acquired by an employee, in connection with the provision of employee benefits. These policyowners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). For information on these matters, we suggest that you consult your tax and legal advisers.

  4. UNISEX RATES. Incentive Life policies were issued on a unisex basis in Montana and, after February 2, 1990, in Massachusetts. Unisex means that there is no distinction based on sex in determining the cost of insurance rates. Cost of insurance rates applicable to a policy issued on a unisex basis would not be greater than the comparable male rates set forth or illustrated in the prospectus. Similarly, illustrated policy values in the prospectus would be no less favorable for comparable policies issued on a unisex basis. The guaranteed cost of insurance rates for our Incentive Life policy are based on the Commissioner's 1980 Standard Ordinary "B" Mortality Table.


                            INFORMATION ABOUT SP-FLEX

  1. TAX EFFECTS. This discussion supersedes the discussion of the tax effects on policy proceeds contained in the prospectus. The Technical and Miscellaneous Revenue Act of 1988 changed the tax consequences of distributions from "modified endowments", a category of life insurance policies. For this purpose, "distributions" include policy loans and amounts received on lapse, maturity or surrender of a policy.

     POLICY PROCEEDS. An SP-Flex Policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (Code) and for as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that SP-Flex will meet these requirements, and that under Federal income tax law:


     o the death benefit received by the beneficiary under your policy will not be subject to Federal income tax; and

     o as long as your policy remains in force, increases in the value of your policy as a result of investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy.

     SPECIAL TAX RULES MAY APPLY, HOWEVER, IF YOU TRANSFER YOUR OWNERSHIP OF THE POLICY. CONSULT YOUR TAX ADVISER BEFORE ANY TRANSFER OF YOUR POLICY.

     The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." SP-Flex policies entered into prior to June 21, 1988 will not be considered modified endowments, unless an additional premium is paid. Generally, SP-Flex policies entered into after June 20, 1988 will be considered modified endowments. However, SP-Flex policies acquired as a result of an exchange from a policy that is not a modified endowment, will generally not be considered a modified endowment as long as no additional premiums are paid and the death benefit of the new policy is not reduced below that of the old policy.

     IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to Federal income tax. Interest on the loan will not be tax deductible. If your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of any unpaid policy loan and loan interest) over your Basis will be subject to Federal income tax. Your Basis in your policy generally will equal the premiums you have paid.

     IF YOUR POLICY IS A MODIFIED ENDOWMENT, any loan from your policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income-first" basis). A loan for this purpose also includes any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan. A loan will be considered taxable income to you to the extent your Policy Account Value exceeds your Basis in the policy at the time you make the loan. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you.

     A 10% penalty tax will also apply to the taxable portion of a loan under a modified endowment. The penalty tax will not, however, apply to loans (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. In addition, if your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     If your policy becomes a modified endowment, a distribution during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition, a distribution from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. As referred to above, if additional premiums are paid under an SP-Flex policy entered into prior to June 21, 1988, it will become a modified endowment. THIS MEANS THAT A DISTRIBUTION MADE AFTER JUNE 20, 1988 FROM AN SP-FLEX POLICY ENTERED INTO PRIOR TO JUNE 21, 1988 COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.

     DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury
     Department   has   issued   regulations   regarding   the
     diversification requirements. Failure by us to meet these requirements would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy. Equitable Variable Separate Account FP, through the Trust, intends to comply with these requirements.

     In connection with the issuance of the temporary diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular funds of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for Federal income tax purposes.

     For purposes of determining the taxable income to you resulting from a loan under your policy or a distribution on its lapse, maturity or surrender, all modified endowment contracts issued to you by the same insurer or an affiliate during any calendar year will be aggregated and treated as one contract. This provision applies to policies entered into after June 20, 1988, but does not affect contracts purchased by certain qualified plans. Under prior law, a "twelve-month period" rather than a calendar year standard was used.

     POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We have reserved in the SP-Flex policy the right to decline to accept all or part of any premium payments that would cause the policy to fail to qualify. We may also make changes in the SP-Flex policy or its riders or make distributions from the policy to the extent we deem necessary to qualify the policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. SP-Flex policyowners will be given advance written notice of such changes.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, Quality Bond Division, High Yield Division, Growth and Income Division, Equity Index Division, Common Stock Division, Global Division, International Division, Aggressive Stock Division, Conservative Investors Division, Balanced Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account FP at December 31, 1995 and the results of each of their operations and changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996



                                     FSA-1

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                            INTERMEDIATE
                                MONEY        GOVERNMENT      QUALITY          HIGH          GROWTH &       EQUITY
                               MARKET        SECURITIES        BOND          YIELD           INCOME         INDEX
                              DIVISION        DIVISION       DIVISION       DIVISION        DIVISION      DIVISION
                            ------------    -----------    ------------    -----------    -----------    -----------
ASSETS
Investments in shares of
  The Hudson River
  Trust -- at market
  value (Notes 2 and 7)
Cost:  $207,548,119.....    $207,638,095
         37,536,467.....                    $37,681,989
        141,011,715.....                                   $138,906,039
         68,700,148.....                                                   $72,524,129
         17,021,456.....                                                                  $19,144,802
         59,443,291.....                                                                                 $71,895,056
Receivable for sales of
  shares of The Hudson
  River Trust...........              --             --              --             --             --             --
Receivable for policy-
  related transactions..       1,030,719        472,227         195,736        671,870        272,371        214,843
                            ------------    -----------    ------------    -----------    -----------    -----------
Total Assets............     208,668,814     38,154,216     139,101,775     73,195,999     19,417,173     72,109,899
                            ------------    -----------    ------------    -----------    -----------    -----------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................       1,021,043        488,551         195,429        740,734        272,227        214,856
Payable for policy-
  related transactions..              --             --              --             --             --             --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         514,240        516,621         618,900        524,303        526,633        271,428
                            ------------    -----------    ------------    -----------     ----------    -----------
Total Liabilities.......       1,535,283      1,005,172         814,329      1,265,037        798,860        486,284
                            ------------    -----------    ------------    -----------     ----------    -----------
NET ASSETS ATTRIBUTABLE
TO POLICYOWNERS.........    $207,133,531    $37,149,044    $138,287,446    $71,930,962    $18,618,313    $71,623,615
                            ============    ===========    ============    ===========    ===========    ===========

See Notes to Financial Statements.


                                COMMON                                        AGGRESSIVE
                                STOCK           GLOBAL       INTERNATIONAL      STOCK
                               DIVISION         DIVISION        DIVISION       DIVISION
                            --------------    ------------    -----------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  966,230,780......    $1,148,055,059
       297,303,481......                      $333,829,077
        11,991,226......                                      $12,659,132
       475,758,260......                                                     $556,029,378
Receivable for sales of
  shares of The Hudson
  River Trust...........                --              --             --              --
Receivable for policy-
  related transactions..           233,000         421,042        137,166         800,569
                            --------------    ------------    -----------    ------------
Total Assets............     1,148,288,059     334,250,119     12,796,298     556,829,947
                            --------------    ------------    -----------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................           679,729         246,368        143,511       1,121,615
Payable for  policy-
  related transactions..                --              --             --              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         1,023,056         506,731        220,849         520,201
                            --------------    ------------    -----------    ------------
Total Liabilities.......         1,702,785         753,099        364,360       1,641,816
                            --------------    ------------    -----------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $1,146,585,274    $333,497,020    $12,431,938    $555,188,131
                            ==============    ============    ===========    ============

See Notes to Financial Statements.

                                         ASSET ALLOCATION SERIES
                            --------------------------------------------
                            CONSERVATIVE                       GROWTH
                             INVESTORS        BALANCED        INVESTORS
                              DIVISION        DIVISION        DIVISION
                            ------------    ------------    ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 7)
Cost:  162,300,470......    $172,662,590
       356,282,500......                    $399,379,687
       474,917,898......                                    $556,703,771
Receivable for sales of
  shares of The Hudson
  River Trust...........          76,736              --              --
Receivable for policy-
  related transactions..              --              --         191,779
                            ------------    ------------    ------------
Total Assets............     172,739,326     399,379,687     556,895,550
                            ------------    ------------    ------------
LIABILITIES
Payable for purchases
  of shares of The
  Hudson River
  Trust.................              --         179,701         414,996
Payable for policy-
  related transactions..          81,465          47,918              --
Amount retained by
  Equitable Variable Life
  in Separate Account
  FP (Note 4)...........         570,762         586,859         602,888
                            ------------    ------------    ------------
Total Liabilities.......         652,227         814,478       1,017,884
                            ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE
  TO POLICYOWNERS.......    $172,087,099    $398,565,209    $555,877,666
                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS


                                                                                                    INTERMEDIATE GOVERNMENT
                                                              MONEY MARKET DIVISION                   SECURITIES DIVISION
                                                      ------------------------------------   --------------------------------------



                                                              YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                      ------------------------------------   --------------------------------------

                                                         1995         1994         1993         1995          1994           1993
                                                      ----------   ----------   ----------   ----------   ------------   ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $9,225,401   $5,368,883   $4,163,389   $2,010,283   $ 5,671,984   $14,930,827
  Expenses (Note 3):
    Mortality and expense risk charges............       954,556      826,379      834,113      197,721       527,675     1,470,325
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INVESTMENT INCOME.............................     8,270,845    4,542,504    3,329,276    1,812,562     5,144,309    13,460,502
                                                      ----------   ----------   ----------   ----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)    3,999,846
    Realized gain distribution from
      The Hudson River Trust......................            --           --           --           --            --    11,449,074
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED GAIN (LOSS)..........................      (432,347)      95,530     (339,754)    (810,768)  (10,163,976)   15,448,920

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................        32,760      (14,267)    (224,885)  (2,736,863)   (1,617,237)    1,966,231
    End of period.................................        89,976       32,760      (14,267)     145,522    (2,736,863)   (1,617,237)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
  Change in unrealized appreciation/depreciation
    during the period.............................        57,216       47,027      210,618    2,882,385    (1,119,626)   (3,583,468)
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      (375,131)     142,557     (129,136)   2,071,617   (11,283,602)   11,865,452
                                                      ----------   ----------   ----------   ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $7,895,714   $4,685,061   $3,200,140   $3,884,179   $(6,139,293)  $25,325,954
                                                      ==========   ==========   ==========   ==========   ===========   ===========


                                                                QUALITY BOND DIVISION
                                                       -------------------------------------------

                                                                                      OCTOBER 1*
                                                                                         TO
                                                        YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                                      ---------------------------    ------------

                                                          1995            1994           1993
                                                      -----------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 7,958,285    $  8,123,722    $  1,221,840
  Expenses (Note 3):
    Mortality and expense risk charges............        767,627         689,178         163,308
                                                      -----------    ------------    ------------
NET INVESTMENT INCOME.............................      7,190,658       7,434,544       1,058,532
                                                      -----------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       (632,666)       (410,697)           (106)
    Realized gain distribution from
      The Hudson River Trust......................             --              --         130,973
                                                      -----------    ------------    ------------
NET REALIZED GAIN (LOSS)..........................       (632,666)       (410,697)        130,867

  Unrealized appreciation/depreciation on
    investments:
    Beginning of period...........................    (15,521,200)     (1,886,621)            --
    End of period.................................     (2,105,676)    (15,521,200)    (1,886,621)
                                                      -----------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................     13,415,524     (13,634,579)    (1,886,621)
                                                      -----------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................     12,782,858     (14,045,276)    (1,755,754)
                                                      -----------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $19,973,516    $ (6,610,732)   $  (697,222)
                                                      ===========    ============    ===========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                                          HIGH YIELD DIVISION
                                                              ----------------------------------------


                                                                        YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  1995           1994          1993
                                                              -----------    -----------    ----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $ 6,518,568    $ 4,578,946    $4,488,259
  Expenses (Note 3):
    Mortality and expense risk charges....................        371,369        305,522       285,992
                                                              -----------    -----------    ----------
NET INVESTMENT INCOME.....................................      6,147,199      4,273,424     4,202,267
                                                              -----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................       (179,454)      (328,199)      107,852
    Realized gain distribution from
      The Hudson River Trust..............................             --             --     1,030,687
                                                              -----------    -----------    ----------
NET REALIZED GAIN (LOSS)..................................       (179,454)      (328,199)    1,138,539

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................       (873,103)     4,734,999       763,746
    End of period.........................................      3,823,981       (873,103)    4,734,999
                                                              -----------    -----------    ----------
  Change in unrealized appreciation/depreciation
    during the period.....................................      4,697,084     (5,608,102)    3,971,253
                                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....      4,517,630     (5,936,301)    5,109,792
                                                              -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $10,664,829    $(1,662,877)   $9,312,059
                                                              ===========    ===========    ==========

See Notes to Financial Statements.


                                                                     GROWTH & INCOME DIVISION               EQUITY INDEX DIVISION
                                                              ---------------------------------------     --------------------------
                                                                                          OCTOBER 1*                     APRIL 1*
                                                                                             TO            YEAR ENDED       TO
                                                               YEAR ENDED DECEMBER 31,   DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                              ------------------------  -------------     -----------  -------------
                                                                 1995          1994         1993             1995           1994
                                                              ----------     ---------  -------------     -----------  -------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.................    $  380,677     $ 108,492     $ 3,394        $   964,775    $ 596,180
  Expenses (Note 3):
    Mortality and expense risk charges....................        69,716        19,204       1,833            289,199      152,789
                                                              ----------     ---------     -------        -----------    ---------
NET INVESTMENT INCOME.....................................       310,961        89,288       1,561            675,576      443,391
                                                              ----------     ---------     -------        -----------    ---------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...................         2,791       (11,709)       (134)             3,060       (6,949)
    Realized gain distribution from
      The Hudson River Trust..............................            --            --          --            536,890      134,154
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED GAIN (LOSS)..................................         2,791       (11,709)       (134)           539,950      127,205

  Unrealized appreciation/depreciation on investments:
    Beginning of period...................................      (141,585)         (904)         --           (399,286)          --
    End of period.........................................     2,123,346      (141,585)       (904)        12,451,765     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
  Change in unrealized appreciation/depreciation
    during the period.....................................     2,264,931      (140,681)       (904)        12,851,051     (399,286)
                                                              ----------     ---------     -------        -----------    ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....     2,267,722      (152,390)     (1,038)        13,391,001     (272,081)
                                                              ----------     ---------     -------        -----------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.........................................    $2,578,683     $ (63,102)    $   523        $14,066,577    $ 171,310
                                                              ==========     =========     =======        ===========    =========

See Notes to Financial Statements.

* Commencement of Operations

                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)


                                                    COMMON STOCK DIVISION                          GLOBAL STOCK DIVISION
                                         --------------------------------------------    -----------------------------------------


                                                    YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                                         --------------------------------------------    -----------------------------------------
                                             1995            1994            1993            1995           1994           1993
                                         ------------    ------------    ------------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................    $ 14,259,262    $ 11,755,355    $ 10,311,886    $ 5,152,442    $ 2,768,605    $ 1,060,406
  Expenses (Note 3):
    Mortality and expense risk
      charges........................       6,050,368       4,741,008       4,005,102      1,743,898      1,211,620        466,897
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INVESTMENT INCOME................       8,208,894       7,014,347       6,306,784      3,408,544      1,556,985        593,509
                                         ------------    ------------    ------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................      16,793,683         292,144       4,176,629      3,049,444      3,347,704      1,333,766
    Realized gain distribution from
      The Hudson River Trust.........      63,838,178      43,936,280      85,777,775      9,214,950      4,821,242     11,642,904
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED GAIN (LOSS).............      80,631,861      44,228,424      89,954,404     12,264,394      8,168,946     12,976,670

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............      (2,048,649)     71,350,568      22,647,989      3,130,280      7,062,877      2,783,724
    End of period....................     181,824,279      (2,048,649)     71,350,568     36,525,596      3,130,280      7,062,877
                                         ------------    ------------    ------------    -----------    -----------    -----------
  Change in unrealized appreciation/
    depreciation during the period...     183,872,928     (73,399,217)     48,702,579     33,395,316     (3,932,597)     4,279,153
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............     264,504,789     (29,170,793)    138,656,983     45,659,710      4,236,349     17,255,823
                                         ------------    ------------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........    $272,713,683    $(22,156,446)   $144,963,767    $49,068,254    $ 5,793,334    $17,849,332
                                         ============    ============    ============    ===========    ===========    ===========

See Notes to Financial Statements.

                                          INTERNATIONAL
                                            DIVISION                 AGGRESSIVE STOCK DIVISION
                                         --------------   --------------------------------------------
                                            APRIL 3*
                                              TO
                                          DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                         --------------   --------------------------------------------
                                              1995            1995            1994            1993
                                           ----------     ------------    ------------    ------------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson
      River Trust....................       $195,500      $  1,268,689    $    400,102    $    766,228
  Expenses (Note 3):
    Mortality and expense risk
      charges........................         36,471         2,702,978       1,944,639       1,757,109
                                            --------      ------------    ------------    ------------
NET INVESTMENT INCOME................        159,029        (1,434,289)     (1,544,537)       (990,881)
                                            --------      ------------    ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on
      investments....................           (790)       11,560,966      (6,075,250)     35,696,507
    Realized gain distribution from
      The Hudson River Trust.........         51,741        61,903,470              --      25,339,962
                                            --------      ------------    ------------    ------------
NET REALIZED GAIN (LOSS).............         50,951        73,464,436      (6,075,250)     61,036,469

  Unrealized appreciation
    (depreciation) on investments:
    Beginning of period..............             --        30,761,318      35,185,988      53,885,737
    End of period....................        667,906        80,271,118      30,761,318      35,185,988
                                            --------      ------------    ------------    ------------
  Change in unrealized appreciation/
    depreciation during the period...        667,906        49,509,800      (4,424,670)    (18,699,749)
                                            --------      ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS..............        718,857       122,974,236     (10,499,920)     42,336,720
                                            --------      ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..........       $877,886      $121,539,947    $(12,044,457)   $ 41,345,839
                                            ========      ============    ============    ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

                                                                                ASSET ALLOCATION SERIES
                                                   ---------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS DIVISION                    BALANCED DIVISION
                                                   --------------------------------------   ----------------------------------------
                                                            YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------   ----------------------------------------
                                                       1995          1994         1993          1995          1994           1993
                                                   -----------   -----------   ----------   -----------   ------------   -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.......   $ 8,169,109   $ 6,205,574   $4,088,977   $12,276,328   $ 10,557,487   $10,062,862
  Expenses (Note 3):
    Mortality and expense risk charges..........       921,294       750,164      551,610     2,237,982      2,103,510     2,047,811
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INVESTMENT INCOME...........................     7,247,815     5,455,410    3,537,367    10,038,346      8,453,977     8,015,051
                                                   -----------   -----------   ----------   -----------   ------------   -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments.........      (378,551)     (421,501)      91,739    (2,466,524)       858,164     1,446,919
    Realized gain distribution from
      The Hudson River Trust....................     1,068,272            --    4,651,717    10,894,130             --    20,280,817
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED GAIN (LOSS)........................       689,721      (421,502)   4,743,456     8,427,606        858,164    21,727,736

  Unrealized appreciation (depreciation) on
    investments:
    Beginning of period.........................    (8,767,697)    1,915,037    2,223,612    (2,878,875)    37,960,661    30,072,900
    End of period...............................    10,362,120    (8,767,697)   1,915,037    43,097,187     (2,878,875)   37,960,661
                                                   -----------   -----------   ----------   -----------   ------------   -----------
  Change in unrealized appreciation/depreciation
    during the period...........................    19,129,817   (10,682,734)    (308,575)   45,976,062    (40,839,536)    7,887,761
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS................................    19,819,538   (11,104,236)   4,434,881    54,403,668    (39,981,372)   29,615,497
                                                   -----------   -----------   ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................   $27,067,353   $(5,648,826)  $7,972,248   $64,442,014   $(31,527,395)  $37,630,548
                                                   ===========   ===========   ==========   ===========   ============   ===========

See Notes to Financial Statements.

                                                                  ASSET ALLOCATION SERIES
                                                      -------------------------------------------
                                                                 GROWTH INVESTORS DIVISION
                                                      -------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                          1995            1994            1993
                                                      ------------    ------------    -----------
INCOME AND EXPENSES:
  Income (Note 2):
    Dividends from The Hudson River Trust.........    $ 15,855,901    $ 10,663,204    $ 5,922,228
  Expenses (Note 3):
    Mortality and expense risk charges............       2,796,354       1,995,747      1,274,117
                                                      ------------    ------------    -----------
NET INVESTMENT INCOME.............................      13,059,547       8,667,457      4,648,111
                                                      ------------    ------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments...........       1,752,185         241,591         52,392
    Realized gain distribution from
      The Hudson River Trust......................       7,421,853              --     14,624,517
                                                      ------------    ------------    -----------
NET REALIZED GAIN (LOSS)..........................       9,174,038         241,591     14,676,909

  Unrealized appreciation (depreciation) on
  investments:
    Beginning of period...........................        (770,693)     20,567,604     12,746,740
    End of period.................................      81,785,873        (770,693)    20,567,604
                                                      ------------    ------------    -----------
  Change in unrealized appreciation/depreciation
    during the period.............................      82,556,566     (21,338,297)     7,820,864
                                                      ------------    ------------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS..................................      91,730,604     (21,096,706)    22,497,773
                                                      ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    $104,790,151    $(12,429,249)   $27,145,884
                                                      ============    ============    ===========

See Notes to Financial Statements.

                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS



                                                                                                INTERMEDIATE GOVERNMENT
                                                  MONEY MARKET DIVISION                           SECURITIES DIVISION
                                       ------------------------------------------   -------------------------------------------


                                                 YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                       ------------------------------------------   -------------------------------------------
                                           1995           1994           1993           1995           1994            1993
                                       ------------   ------------   ------------   -----------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............   $  8,270,845   $  4,542,504   $  3,329,276   $ 1,812,562   $   5,144,309   $  13,460,502
  Net realized gain (loss)..........       (432,347)        95,530       (339,754)     (810,768)    (10,163,976)     15,448,920
  Change in unrealized appreciation/
    depreciation on investments.....         57,216         47,027        210,618     2,882,385      (1,119,626)     (3,583,468)
                                       ------------   ------------   ------------   -----------   -------------   -------------

  Net increase (decrease)
    from operations.................      7,895,714      4,685,061      3,200,140     3,884,179      (6,139,293)     25,325,954
                                       ------------   ------------   ------------   -----------   -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............     96,773,056     82,536,703     64,845,505    11,016,347      18,915,140      26,598,113
  Benefits and other policy-related
    transactions (Note 3)...........    (39,770,849)   (32,432,771)   (31,747,197)   (6,286,070)     (5,813,181)     (7,539,335)
  Net transfers among divisions.....      4,776,165    (25,466,044)   (50,510,704)      953,149    (125,116,319)   (180,916,946)
                                       ------------   ------------   ------------   -----------   -------------   -------------
  Net increase (decrease) from
    policy-related transactions.....     61,778,372     24,637,888    (17,412,396)    5,683,426    (112,014,360)   (161,858,168)
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......        (36,640)       (24,067)        92,890       (72,636)         15,335         (69,330)
                                       ------------   ------------   ------------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...     69,637,446     29,298,882    (14,119,366)    9,494,969    (118,138,318)   (136,601,544)
NET ASSETS, BEGINNING OF PERIOD.....    137,496,085    108,197,203    122,316,569    27,654,075     145,792,393     282,393,937
                                       ------------   ------------   ------------   -----------   -------------   -------------
NET ASSETS, END OF PERIOD...........   $207,133,531   $137,496,085   $108,197,203   $37,149,044   $  27,654,075   $ 145,792,393
                                       ============   ============   ============   ===========   =============   =============

See Notes to Financial Statements.


                                                     QUALITY BOND DIVISION
                                         -------------------------------------------
                                                                          OCTOBER 1*
                                                                             TO
                                            YEAR ENDED DECEMBER 31,      DECEMBER 31,
                                         ----------------------------    -----------
                                             1995            1994           1993
                                         ------------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income.............     $  7,190,658    $  7,434,544    $ 1,058,532
  Net realized gain (loss)..........         (632,666)       (410,697)       130,867
  Change in unrealized appreciation/
    depreciation on investments.....       13,415,524     (13,634,579)    (1,886,621)
                                         ------------    ------------    -----------

  Net increase (decrease)
    from operations.................       19,973,516      (6,610,732)      (697,222)
                                         ------------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3).............        2,516,135         850,240        181,283
  Benefits and other policy-related
    transactions (Note 3)...........       (3,189,044)     (2,891,278)      (441,626)
  Net transfers among divisions.....        2,462,969      25,765,197    100,786,909
                                         ------------    ------------    -----------
  Net increase (decrease) from
    policy-related transactions.....        1,790,060      23,724,159    100,526,566
                                         ------------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP (Note 4)......         (712,602)        255,654         38,047
                                         ------------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS...       21,050,974      17,369,081     99,867,391
NET ASSETS, BEGINNING OF PERIOD.....      117,236,472      99,867,391             --
                                         ------------    ------------    -----------
NET ASSETS, END OF PERIOD...........     $138,287,446    $117,236,472    $99,867,391
                                         ============    ============    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            HIGH YIELD DIVISION
                                                               ------------------------------------------


                                                                          YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  1995            1994            1993
                                                               -----------    ------------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................     $ 6,147,199    $  4,273,424    $ 4,202,267
  Net realized gain (loss)................................        (179,454)       (328,199)     1,138,539
  Change in unrealized appreciation/
    depreciation on investments...........................       4,697,084      (5,608,102)     3,971,253
                                                               -----------    ------------    -----------
  Net increase (decrease) from operations.................      10,664,829      (1,662,877)     9,312,059
                                                               -----------    ------------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      15,333,474      14,287,345     10,787,763
  Benefits and other policy-related
    transactions (Note 3).................................      (8,211,013)     (7,162,537)    (5,179,424)
  Net transfers among divisions...........................       4,789,450     (11,048,174)     1,006,671
                                                               -----------    ------------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................      11,911,911      (3,923,366)     6,615,010
                                                               -----------    ------------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................        (100,679)         16,028        (31,889)
                                                               -----------    ------------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................      22,476,061      (5,570,215)    15,895,180
NET ASSETS, BEGINNING OF PERIOD...........................      49,454,901      55,025,116     39,129,936
                                                               -----------    ------------    -----------
NET ASSETS, END OF PERIOD.................................     $71,930,962    $ 49,454,901    $55,025,116
                                                               ===========    ============    ===========

See Notes to Financial Statements.

                                                                    GROWTH & INCOME DIVISION                EQUITY INDEX DIVISION
                                                              -------------------------------------      --------------------------
                                                                                           OCTOBER 1*                    APRIL 1*
                                                                                              TO          YEAR ENDED        TO
                                                                YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              -------------------------   -----------    -----------    -----------
                                                                  1995          1994         1993           1995           1994
                                                              -----------    ----------   -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income...................................    $   310,961    $   89,288    $  1,561      $   675,576    $   443,391
  Net realized gain (loss)................................          2,791       (11,709)       (134)         539,950        127,205
  Change in unrealized appreciation/
    depreciation on investments...........................      2,264,931      (140,681)       (904)      12,851,051       (399,286)
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from operations.................      2,578,683       (63,102)        523       14,066,577        171,310
                                                              -----------    ----------    --------      -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)...................................      6,464,035     2,953,965     182,381       10,308,871        690,540
  Benefits and other policy-related
    transactions (Note 3).................................     (1,385,132)     (481,430)     (6,581)      (2,111,532)      (472,818)
  Net transfers among divisions...........................      5,274,221     3,033,230     279,153       18,305,589     30,736,505
                                                              -----------    ----------    --------      -----------    -----------
  Net increase (decrease) from policy-related
    transactions..........................................     10,353,124     5,505,765     454,953       26,502,928     30,954,227
                                                              -----------    ----------    --------      -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE
  VARIABLE IN SEPARATE ACCOUNT FP (Note 4)................       (221,877)        6,113       4,131          (71,293)          (134)
                                                              -----------    ----------    --------      -----------    -----------
INCREASE (DECREASE) IN NET ASSETS.........................     12,709,930     5,448,776     459,607       40,498,212     31,125,403
NET ASSETS, BEGINNING OF PERIOD...........................      5,908,383       459,607          --       31,125,403             --
                                                              -----------    ----------    --------      -----------    -----------
NET ASSETS, END OF PERIOD.................................    $18,618,313    $5,908,383    $459,607      $71,623,615    $31,125,403
                                                              ===========    ==========    ========      ===========    ===========

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            COMMON STOCK DIVISION                         GLOBAL STOCK DIVISION
                               --------------------------------------------   ------------------------------------------


                                            YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                               --------------------------------------------   ------------------------------------------
                                     1995            1994           1993          1995           1994           1993
                               --------------   -------------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....   $    8,208,894   $  7,014,347    $ 6,306,784   $  3,408,544   $  1,556,985   $    593,509
  Net realized gain (loss)..       80,631,861     44,228,424     89,954,404     12,264,394      8,168,946     12,976,670
  Change in unrealized
    appreciation/
    depreciation on
    investments.............      183,872,928    (73,399,217)    48,702,579     33,395,316     (3,932,597)     4,279,153
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........      272,713,683    (22,156,446)   144,963,767     49,068,254      5,793,334     17,849,332
                               --------------   ------------   ------------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      216,068,996    171,525,812    124,210,476     92,666,618     77,766,997     25,508,452
  Benefits and other
    policy-related
    transactions (Note 3)...     (118,456,643)   (93,481,219)   (77,837,895)   (37,507,499)   (23,371,745)    (8,931,159)
  Net transfers among
    divisions...............      (34,354,864)    19,730,410     (9,498,455)   (12,472,104)    47,610,957     59,544,080
                               --------------   ------------   ------------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............       63,257,489     97,775,003     36,874,126     42,687,015    102,006,209     76,121,373
                               --------------   ------------   ------------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................         (392,099)        44,948       (124,376)       (96,720)       (17,737)         4,085
                               --------------   ------------   ------------   ------------   ------------   ------------
INCREASE IN NET ASSETS......      335,579,073     75,663,505    181,713,517     91,658,549    107,781,806     93,974,790
NET ASSETS, BEGINNING OF
  PERIOD....................      811,006,201    735,342,696    553,629,179    241,838,471    134,056,665     40,081,875
                               --------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................   $1,146,585,274   $811,006,201   $735,342,696   $333,497,020   $241,838,471   $134,056,665
                               ==============   ============   ============   ============   ============   ============

See Notes to Financial Statements.

                               INTERNATIONAL
                                  DIVISION              AGGRESSIVE STOCK DIVISION
                                -----------   ------------------------------------------
                                 APRIL 3*
                                    TO
                                DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                -----------   ------------------------------------------
                                    1995          1995           1994            1993
                                -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN
  NET ASSETS:

FROM OPERATIONS:
  Net investment income.....    $   159,029   $ (1,434,289)  $ (1,544,537)  $   (990,881)
  Net realized gain (loss)..         50,951     73,464,436     (6,075,250)    61,036,469
  Change in unrealized
    appreciation/
    depreciation on
    investments.............        667,906     49,509,800     (4,424,670)   (18,699,749)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from operations.........        877,886    121,539,947    (12,044,457)    41,345,839
                                -----------   ------------   ------------   ------------
FROM POLICY-RELATED
  TRANSACTIONS:
  Net premiums (Note 3).....      2,028,670    121,962,483    101,932,221     77,930,596
  Benefits and other
    policy-related
    transactions (Note 3)...       (339,723)   (63,165,185)   (48,604,650)   (39,462,340)
  Net transfers among
    divisions...............      9,885,952     19,367,834      4,346,636    (73,890,214)
                                -----------   ------------   ------------   ------------
  Net increase (decrease)
    from policy-related
    transactions............     11,574,899     78,165,132     57,674,207    (35,421,958)
                                -----------   ------------   ------------   ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE VARIABLE IN
  SEPARATE ACCOUNT FP
  (Note 4)..................        (20,847)      (188,813)        35,791         (2,220)
                                -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS......     12,431,938    199,516,266     45,665,541      5,921,661
NET ASSETS, BEGINNING OF
  PERIOD....................              0    355,671,865    310,006,324    304,084,663
                                -----------   ------------   ------------   ------------
NET ASSETS, END OF
  PERIOD....................    $12,431,938   $555,188,131   $355,671,865   $310,006,324
                                ===========   ============   ============   ============

See Notes to Financial Statements.

*Commencement of Operations

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)


                                                                              ASSET ALLOCATION SERIES
                                         -----------------------------------------------------------------------------------------
                                               CONSERVATIVE INVESTORS DIVISION                       BALANCED DIVISION
                                         -------------------------------------------    ------------------------------------------
                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                         -------------------------------------------    ------------------------------------------
                                              1995            1994           1993           1995           1994           1993
                                         -------------   ------------   ------------    ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............    $  7,247,815    $  5,455,410   $  3,537,367    $ 10,038,346   $  8,453,977   $  8,015,051
  Net realized gain (loss)...........         689,721        (421,502)     4,743,456       8,427,606        858,164     21,727,736
  Change in unrealized appreciation/
    depreciation on investments......      19,129,817     (10,682,734)      (308,575)     45,976,062    (40,839,536)     7,887,761
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease)
    from operations..................      27,067,353      (5,648,826)     7,972,248      64,442,014    (31,527,395)    37,630,548
                                         ------------    ------------   ------------    ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............      41,419,959      48,492,315     43,782,002      63,451,955     70,116,900     67,351,402
  Benefits and other policy-related
    transactions (Note 3)............     (22,866,003)    (21,612,430)   (17,644,077)    (48,742,571)   (45,655,363)   (44,497,967)
  Net transfers among divisions......      (3,379,296)     (2,076,793)     6,165,330     (18,908,540)   (19,954,097)    (6,834,099)
                                         ------------    ------------   ------------    ------------   ------------   ------------
  Net increase (decrease) from
    policy-related transactions......      15,174,660      24,803,092     32,303,255      (4,199,156)     4,507,440     16,019,336
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....         (95,412)         22,600         18,535        (93,214)        47,322         256,506
                                         ------------    ------------   ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS....      42,146,601      19,176,866     40,294,038      60,149,644    (26,972,633)    53,906,390
NET ASSETS, BEGINNING OF PERIOD......     129,940,498     110,763,632     70,469,594     338,415,565    365,388,198    311,481,808
                                         ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS, END OF PERIOD............    $172,087,099    $129,940,498   $110,763,632    $398,565,209   $338,415,565   $365,388,198
                                         ============    ============   ============    ============   ============   ============

See Notes to Financial Statements.

                                                       ASSET ALLOCATION SERIES
                                            --------------------------------------------
                                                      GROWTH INVESTORS DIVISION
                                            --------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                                            --------------------------------------------
                                                1995            1994            1993
                                            ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income..............       $ 13,059,547    $  8,667,457    $  4,648,111
  Net realized gain (loss)...........          9,174,038         241,591      14,676,909
  Change in unrealized appreciation/
    depreciation on investments......         82,556,566     (21,338,297)      7,820,864
                                            ------------    ------------    ------------
  Net increase (decrease)
    from operations..................        104,790,151     (12,429,249)     27,145,884
                                            ------------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
  Net premiums (Note 3)..............        155,616,059     139,140,391     105,136,825
  Benefits and other policy-related
    transactions (Note 3)............        (68,357,709)    (54,863,821)    (36,431,873)
  Net transfers among divisions......         (3,269,896)     20,294,785      30,908,183
                                            ------------    ------------    ------------
  Net increase (decrease) from
    policy-related transactions......         83,988,454     104,571,355      99,613,135
                                            ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE VARIABLE
  IN SEPARATE ACCOUNT FP (Note 4)....           (120,493)         15,372         (27,455)
                                            ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS....        188,658,112      92,157,478     126,731,564
NET ASSETS, BEGINNING OF PERIOD......        367,219,554     275,062,076     148,330,512
                                            ------------    ------------    ------------
NET ASSETS, END OF PERIOD............       $555,877,666    $367,219,554    $275,062,076
                                            ============    ============    ============

See Notes to Financial Statements.

                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division, the Equity Index Division and the International Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life,(TM) flexible premium variable life insurance policies, Incentive Life 2000,(TM) flexible premium variable life insurance policies, Champion 2000,(TM) modified premium variable whole life insurance policies, Survivorship 2000,(TM) flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(TM) flexible premium variable life insurance policies and SP-Flex,(TM) variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life policies offered with the prospectus dated September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Policyowners may allocate amounts in their individual accounts to the Divisions of the Account and/or (except for SP-Flex policies) to the guaranteed interest division of Equitable Variable Life's General Account. Net transfers to the guaranteed interest division of the General Account and other Separate Accounts of $6,569,372, $35,120,632 and $125,668,098 for the
    years ended 1995, 1994 and 1993, respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the Policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Incentive Life Plus Original Series deducts this charge from the Policy Account. Under SP-Flex, Equitable Variable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

    Under Incentive Life, Incentive Life Plus and the Series 2000 Policies, mortality and administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus and the Series 2000 Policies, Equitable Variable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable Life for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts  Retained  by Equitable  Variable  Life in  Separate  Account  FP

    The amount retained by Equitable Variable Life in the Account arises principally from (1) contributions from Equitable Variable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Variable Life by investment division:

                  INVESTMENT DIVISION                               1995           1994            1993
                  -------------------                           -----------     -----------     ----------
                  Common Stock                                  $  (630,000)       --              --
                  Money Market                                     (250,000)       --           $1,145,000
                  Balanced                                         --              --              --
                  Aggressive Stock                                 (350,000)       --              --
                  High Yield                                       (100,000)       --              330,000
                  Global                                           (130,000)       --           (6,895,000)
                  Conservative Investors                           --              --              575,000
                  Growth Investors                                 --              --              130,000
                  Short-Term World Income                          --           $(5,165,329)       --
                  Intermediate Government Securities               (165,000)       --              --
                  Growth & Income                                  (685,000)       --            1,000,000
                  Quality Bond                                   (4,800,000)       --            5,000,000
                  Equity Index                                     --               200,000        --
                  International                                     200,000        --              --
                                                                -----------     -----------     ----------
                                                                $(6,910,000)    $(4,965,329)    $1,285,000
                                                                ===========     ===========     ==========

5.  Distribution and Servicing Agreements

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share  Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note
    3).

    The tables on this page and the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


RATES OF RETURN:
INCENTIVE LIFE,
--------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
-----------------

                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     5.74 %   4.02 %   3.00 %    3.56 %   6.18 %   8.24 %   9.18 %    7.32 %   6.63 %       6.05 %
Net return................     5.11 %   3.39 %   2.35 %    2.94 %   5.55 %   7.59 %   8.53 %    6.68 %   5.99 %       5.47 %


                                                               APRIL 1(A) TO
INTERMEDIATE                     YEAR ENDED DECEMBER 31,        DECEMBER 31,
GOVERNMENT                    -----------------------------------------------
SECURITIES DIVISION             1995    1994    1993    1992       1991
-------------------             ----    ----    ----    ----       ----
Gross return..............    13.33 % (4.37)%  10.58 %  5.60 %    12.26 %
Net return................    12.65 % (4.95)%   9.88 %  4.96 %    11.60 %


                                  YEAR ENDED     OCTOBER 1(A)
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
QUALITY BOND DIVISION           1995     1994        1993
---------------------           ----     ----        ----
Gross return..............    17.02 %  (5.10)%      (0.51)%
Net return................    16.32 %  (5.67)%      (0.66)%


                                                                                                                JANUARY 26(A) TO
                                                           YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
HIGH YIELD DIVISION             1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
-------------------             ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%  5.13 %    9.73 %   4.68 %         --
Net return................     19.20 %  (3.37)%  22.41 %  11.64 %   23.72 %  (1.71)%  4.50 %    9.08 %   4.05 %         --


                                  YEAR ENDED    OCTOBER 1(A) TO
                                 DECEMBER 31,    DECEMBER 31,
                              ----------------------------------
GROWTH & INCOME  DIVISION       1995      1994       1993
-------------------------       ----      ----       ----
Gross return..............    24.07 %   (0.58)%     (0.25)%
Net return................    23.33 %   (1.17)%     (0.41)%


                                  YEAR ENDED     MARCH 31(A) TO
                                 DECEMBER 31,     DECEMBER 31,
                              -----------------------------------
EQUITY INDEX DIVISION                1995             1994
---------------------                ----             ----
Gross return..............         36.48 %           1.08 %
Net return................         35.66 %           0.58 %

-------------------------------
* Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992. Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION           1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     32.45 %  (2.14)%  24.84 %   3.22 %   37.88 %  (8.12)%  25.59 %  22.43 %   7.49 %      15.65 %
Net return................     31.66 %  (2.73)%  24.08 %   2.60 %   37.06 %  (8.67)%  24.84 %  21.70 %   6.84 %      15.01 %


                                                                                                        AUGUST 31(A) TO
                                                       YEAR ENDED DECEMBER 31,                           DECEMBER 31,
                              -------------------------------------------------------------------------------------------
GLOBAL DIVISION                 1995     1994     1993     1992      1991     1990     1989     1988         1987
---------------                 ----     ----     ----     ----      ----     ----     ----     ----         ----
Gross return..............     18.81 %  5.23 %   32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %  10.88 %     (13.27)%
Net return................     18.11 %  4.60 %   31.33 %  (1.10)%   29.77 %  (6.63)%  26.17 %  10.22 %     (13.45)%


                               APRIL 3(A)
                                  TO
                              DECEMBER 31,
INTERNATIONAL DIVISION           1995
----------------------        ----------
Gross return..............      11.29 %
Net return................      10.79 %


                                                                                                                 JANUARY 26(A) TO
                                                            YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK  DIVISION      1995     1994     1993      1992     1991     1990     1989      1988     1987         1986
--------------------------      ----     ----     ----      ----     ----     ----     ----      ----     ----         ----
Gross return..............     31.63 %  (3.81)%  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %   1.17 %   7.31 %      35.88 %
Net return................     30.85 %  (4.39)%  16.05 %  (3.74)%   85.75 %  7.51 %   42.64 %   0.53 %   6.66 %      35.13 %


                                                                                                                JANUARY 26(A) TO
ASSET ALLOCATION SERIES                                    YEAR ENDED DECEMBER 31,                                DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
BALANCED DIVISION             1995     1994      1993     1992      1991     1990     1989      1988     1987         1986
-----------------             ----     ----      ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............  19.75 %   (8.02)%  12.28 %   (2.84)%  41.26 %    0.24 %  25.83 %  13.27 %   (0.85)%      29.07 %
Net return................  19.03 %   (8.57)%  11.64 %   (3.42)%  40.42 %   (0.36)%  25.08 %  12.59 %   (1.45)%      28.34 %


                                                                                          OCTOBER 2(A) TO
                                           YEAR ENDED DECEMBER 31,                         DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS DIVISION            1995     1994     1993      1992     1991     1990               1989
------------------            ----     ----     ----      ----     ----     ----               ----
Gross return..............  20.40 %   (4.10)%  10.76 %   5.72 %   19.87 %  6.37 %             3.09 %
Net return................  19.68 %   (4.67)%  10.15 %   5.09 %   19.16 %  5.73 %             2.94 %


GROWTH INVESTORS DIVISION     1995     1994     1993      1992     1991     1990               1989
-------------------------     ----     ----     ----      ----     ----     ----               ----
Gross return..............  26.37 %   (3.15)%  15.26 %   4.90 %   48.89 %  10.66 %            3.98 %
Net return................  25.62 %   (3.73)%  14.58 %   4.27 %   48.01 %  10.00 %            3.82 %

----------------------------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
MONEY MARKET DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     5.74 %      4.02 %      3.00 %        1.11 %
Net return................     4.80 %      3.08 %      2.04 %        0.77 %


INTERMEDIATE GOVERNMENT
SECURITIES DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     13.33 %    (4.37)%     10.58 %        0.90 %
Net return................     12.31 %    (5.23)%      9.55 %        0.56 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995

                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,           DECEMBER 31,
                             ------------------------------------------------
QUALITY BOND DIVISION           1995        1994                   1993
---------------------           ----        ----                   ----
Gross return..............     17.02 %    (5.10)%                 (0.51)%
Net return................     15.97 %    (5.95)%                 (0.73)%


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
HIGH YIELD DIVISION             1995        1994        1993          1992
-------------------             ----        ----        ----          ----
Gross return..............     19.92 %    (2.79)%     23.15 %        1.84 %
Net return................     18.84 %    (3.66)%     22.04 %        1.50 %


                                                              OCTOBER 1(A) TO
                             YEAR ENDED DECEMBER 31,            DECEMBER 31,
                             --------------------------------------------------
GROWTH & INCOME DIVISION        1995        1994                   1993
------------------------        ----        ----                   ----
Gross return..............     24.07 %    (0.58)%                 (0.25)%
Net return................     22.96 %    (1.47)%                 (0.48)%


                               YEAR ENDED   MARCH 1(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
EQUITY INDEX DIVISION             1995          1994
---------------------             ----          ----
Gross return..............      36.48 %        1.08 %
Net return................      35.26 %        0.33 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
COMMON STOCK DIVISION           1995        1994        1993          1992
---------------------           ----        ----        ----          ----
Gross return..............     32.45 %    (2.14)%     24.84 %        5.28 %
Net return................     31.26 %    (3.02)%     23.70 %        4.93 %

GLOBAL DIVISION
---------------
Gross return..............     18.81 %     5.23 %     32.09 %        4.87 %
Net return................     17.75 %     4.29 %     30.93 %        4.52 %


                              APRIL 3(A) TO
                              DECEMBER 31,
                             ----------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............       11.29 %
Net return................       10.55 %


                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
                             ---------------------------------------------------
AGGRESSIVE STOCK DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     31.63 %    (3.81)%     16.77 %        11.49 %
Net return................     30.46 %    (4.68)%     15.70 %        11.11 %


ASSET ALLOCATION SERIES
                                                                 AUGUST 17(A) TO
                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,
CONSERVATIVE INVESTORS        --------------------------------------------------
DIVISION                        1995        1994        1993          1992
--------                        ----        ----        ----          ----
Gross return..............     20.40 %    (4.10)%     10.76 %        1.38 %
Net return................     19.32 %    (4.96)%      9.81 %        1.04 %


BALANCED DIVISION               1995        1994        1993          1992
-----------------               ----        ----        ----          ----
Gross return..............     19.75 %    (8.02)%     12.28 %        5.37 %
Net return................     18.68 %    (8.84)%     11.30 %        5.02 %


GROWTH INVESTORS DIVISION       1995        1994        1993          1992
-------------------------       ----        ----        ----          ----
Gross return..............     26.37 %    (3.15)%     15.26 %        6.89 %
Net return................     25.24 %    (4.02)%     14.24 %        6.53 %

----------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

                                     FSA-15

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES(B)*
---------------------------------------

                                  YEAR ENDED DECEMBER 31,
                                 -------------------------
                                           1995
                                           ----
Money Market Division........              5.69%

Intermediate Government
Securities Division..........             13.31%

Quality Bond Division........             17.13%

High Yield Division..........             19.95%

Growth & Income Division.....             24.38%

Equity Index Division........             36.53%

Common Stock Division........             33.07%

Global Division..............             19.38%

                                   APRIL 30 TO DECEMBER 31,
                                   ------------------------
                                           1995
                                           ----
International Division.......             11.29%

                                    YEAR ENDED DECEMBER 31,
                                    -----------------------
                                           1995
                                           ----
Aggressive Stock Division....             33.00%


ASSET ALLOCATION SERIES

                                    YEAR ENDED DECEMBER 31,
                                    -----------------------
                                            1995
                                            ----
Conservative Investors Division...        20.59%

Balanced Division................         20.32%

Growth Investors Division.........        26.92%

--------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the period indicated is not an annual rate of return.

                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31,1995

RATES OF RETURN:
SP-FLEX
-------

                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
MONEY MARKET DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    5.74 %   4.02 %   3.00 %    3.56 %   6.17 %   8.24 %    9.18 %   7.32 %       2.15 %
Net return................    3.86 %   2.17 %   1.13 %    1.71 %   4.29 %   6.30 %    7.24 %   5.41 %       1.62 %

                                                                 APRIL 1(A) TO
                               YEAR ENDED DECEMBER 31,            DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES DIVISION           1995    1994      1993    1992         1991
-------------------           ----    ----      ----    ----         ----
Gross return..............   13.33 % (4.37) %  10.58 %  5.60 %      12.10 %
Net return................   11.31 % (6.08) %   8.57 %  3.71 %      10.59 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             -------------------------------
QUALITY BOND DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       17.02 %        (2.20)%
Net return................       14.94 %        (2.35)%


                                                                                                       AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             -------------------------------------------------------------------------------------------
HIGH YIELD DIVISION            1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------            ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    19.92 %  (2.79)%  23.15 %  12.31 %   24.46 %  (1.12)%   5.13 %   9.73 %       1.95 %
Net return................    17.79 %  (4.52)%  20.96 %  10.30 %   22.25 %  (2.89)%   3.26 %   7.78 %       1.39 %


                               YEAR ENDED   SEPTEMBER 1(A) TO
                              DECEMBER 31,     DECEMBER 31,
                             ---------------------------------
GROWTH & INCOME DIVISION          1995           1994
------------------------          ----           ----
Gross return..............       24.07 %        (3.40)%
Net return................       21.87 %        (3.55)%

EQUITY INDEX DIVISION             1995           1994
---------------------             ----           ----
Gross return..............       36.48 %        (2.54)%
Net return................       34.06 %        (2.69)%


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
COMMON STOCK DIVISION          1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    32.45 %   2.14 %  24.84 %   3.23 %   37.87 %  (8.12)%  25.59 %   22.43 %     (22.57)%
Net return................    30.10 %  (3.88)%  22.60 %   1.38 %   35.43 %  (9.76)%  23.36 %   20.26 %     (23.00)%

GLOBAL DIVISION                1995     1994     1993      1992     1991     1990      1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    18.81 %   5.23 %  32.09 %  (0.50)%   30.55 %  (6.07)%  26.93 %   10.88 %     (11.40)%
Net return................    16.70 %   3.36 %  29.77 %  (2.28)%   28.23 %  (7.75)%  24.67 %    8.90 %     (11.86)%


                             APRIL 3(A) TO
                              DECEMBER 31,
                             -------------
INTERNATIONAL DIVISION            1995
----------------------            ----
Gross return..............      11.29 %
Net return................       9.82 %


                                                                                                        AUGUST 31(A) TO
                                                      YEAR ENDED DECEMBER 31,                            DECEMBER 31,
                             --------------------------------------------------------------------------------------------
AGGRESSIVE STOCK DIVISION      1995     1994     1993      1992     1991     1990      1989     1988         1987
-------------------------      ----     ----     ----      ----     ----     ----      ----     ----         ----
Gross return..............    31.63 %   3.81 %  16.77 %  (3.16)%   86.86 %  8.17 %   43.50 %    1.17 %     (24.28)%
Net return................    29.30 %  (5.53)%  14.67 %  (4.89)%   83.54 %  6.23 %   40.95 %   (0.66)%     (24.68)%

------------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1995


ASSET ALLOCATION SERIES
                               YEAR ENDED      SEPTEMBER 1(A) TO
                              DECEMBER 31,       DECEMBER 31,
CONSERVATIVE INVESTORS    ---------------------------------------
DIVISION                         1995                1994
--------                         ----                ----
Gross return..........          20.40 %             (1.83)%
Net return............          18.26 %             (1.98)%


                                                                                                       AUGUST 31(A) TO
                                                   YEAR ENDED DECEMBER 31,                               DECEMBER 31,
                        -------------------------------------------------------------------------------------------------
BALANCED DIVISION          1995     1994      1993      1992      1991     1990      1989      1988          1987
-----------------          ----     ----      ----      ----      ----     ----      ----      ----          ----
Gross return..........    19.75 %  (8.02)%   12.28 %   (2.83)%   41.27 %   0.24 %   25.83 %   13.27 %       (20.26)%
Net return............    17.62 %  (9.66)%   10.31 %   (4.57)%   38.75 %  (1.56)%   23.59 %   11.25 %       (20.71)%


                            YEAR ENDED     SEPTEMBER 1(A) TO
                           DECEMBER 31,      DECEMBER 31,
GROWTH INVESTORS         ------------------------------------
DIVISION                      1995              1994
--------                      ----              ----
Gross return...........      26.37 %          (3.16)%
Net return.............      24.12 %          (3.31)%

-------------------------
(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

                                                                                                 1995               1994
                                                                                           -----------------   ----------------
ASSETS                                                                                                (IN MILLIONS)
Investments:
   Fixed maturities:
     Available for sale, at estimated fair value........................................    $     4,366.3       $    2,138.8
     Held to maturity, at amortized cost................................................             --              2,008.5
   Policy loans.........................................................................          1,300.1            1,185.2
   Mortgage loans on real estate........................................................            771.5              888.5
   Equity real estate...................................................................            525.4              641.0
   Other equity investments.............................................................            200.5              239.1
   Other invested assets................................................................            120.9              107.8
                                                                                           -----------------   ----------------
     Total investments..................................................................          7,284.7            7,208.9
Cash and cash equivalents...............................................................            277.6              182.3
Deferred policy acquisition costs.......................................................          2,037.8            2,077.1
Other assets............................................................................            250.6              240.7
Separate Accounts assets................................................................          4,611.6            3,345.3
                                                                                           -----------------   ----------------
TOTAL ASSETS............................................................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

LIABILITIES
Policyholders' account balances.........................................................    $     7,045.9       $    7,340.0
Future policy benefits and other policyholders' liabilities.............................            570.8              509.4
Other liabilities.......................................................................            521.4              441.1
Separate Accounts liabilities...........................................................          4,586.5            3,314.9
                                                                                           -----------------   ----------------
     Total liabilities..................................................................         12,724.6           11,605.4
                                                                                           -----------------   ----------------
Commitments and contingencies (Notes 7, 9, 10 and 11)

SHAREHOLDER'S EQUITY
Common stock, par value $1 per share;
   5.0 million shares authorized, 1.5 million shares issued and outstanding.............              1.5                1.5
Capital in excess of par value..........................................................          1,480.7            1,355.7
Retained earnings.......................................................................            221.6              165.5
Net unrealized investment gains (losses)................................................             44.6              (72.6)
Minimum pension liability...............................................................            (10.7)              (1.2)
                                                                                           -----------------   ----------------
     Total shareholder's equity.........................................................          1,737.7            1,448.9
                                                                                           -----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..............................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
REVENUES
   Universal life and investment-type product policy fee income......    $       584.5       $      552.6       $      485.2
   Premiums..........................................................             33.7               40.1               46.9
   Net investment income.............................................            529.1              526.8              557.6
   Investment (losses) gains, net....................................              (.5)              (4.6)               1.5
   Other income......................................................              2.1                2.9                3.0
                                                                        -----------------   ----------------   -----------------
     Total revenues..................................................          1,148.9            1,117.8            1,094.2
                                                                        -----------------   ----------------   -----------------

BENEFITS AND OTHER DEDUCTIONS
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   Policyholders' benefits...........................................            267.5              242.3              251.0
   Other operating costs and expenses................................            419.5              413.8              356.7
                                                                        -----------------   ----------------   -----------------
     Total benefits and other deductions.............................          1,063.1            1,045.4            1,046.9
                                                                        -----------------   ----------------   -----------------
Earnings before Federal income taxes and cumulative
   effect of accounting change.......................................             85.8               72.4               47.3
Federal income tax expense...........................................             29.7               25.0               20.5
                                                                        -----------------   ----------------   -----------------
Earnings before cumulative effect of accounting change...............             56.1               47.4               26.8
Cumulative effect of accounting change, net of  Federal income taxes.             --                (11.4)              --
                                                                        -----------------   ----------------   -----------------
Net Earnings.........................................................    $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
COMMON STOCK AT PAR VALUE, beginning and end of year.................    $         1.5       $        1.5       $        1.5
                                                                        -----------------   ----------------   -----------------
CAPITAL IN EXCESS OF PAR VALUE, beginning of year....................          1,355.7            1,305.7            1,055.7
Additional capital in excess of par value............................            125.0               50.0              250.0
                                                                        -----------------   ----------------   -----------------
Capital in excess of par value, end of year..........................          1,480.7            1,355.7            1,305.7
                                                                        -----------------   ----------------   -----------------
RETAINED EARNINGS, beginning of year.................................            165.5              129.5              102.7
Net earnings.........................................................             56.1               36.0               26.8
                                                                        -----------------   ----------------   -----------------
Retained earnings, end of year.......................................            221.6              165.5              129.5
                                                                        -----------------   ----------------   -----------------
NET UNREALIZED INVESTMENT (LOSSES) GAINS, beginning of year..........            (72.6)              22.3               11.1
Change in unrealized investment gains (losses).......................            117.2              (94.9)              11.2
                                                                        -----------------   ----------------   -----------------
Net unrealized investment gains (losses), end of year................             44.6              (72.6)              22.3
                                                                        -----------------   ----------------   -----------------
MINIMUM PENSION LIABILITY, beginning of year.........................             (1.2)              (6.3)              --
Change in minimum pension liability..................................             (9.5)               5.1               (6.3)
                                                                        -----------------   ----------------   -----------------
Minimum pension liability, end of year...............................            (10.7)              (1.2)              (6.3)
                                                                        -----------------   ----------------   -----------------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............................    $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
NET EARNINGS.........................................................    $        56.1       $       36.0       $       26.8
ADJUSTMENTS TO RECONCILE  NET EARNINGS TO NET CASH (USED)  PROVIDED
   BY OPERATING ACTIVITIES:
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   General Account policy charges....................................           (618.7)            (572.8)            (496.7)
   Investment losses (gains), net....................................               .5                4.6               (1.5)
   Other, net........................................................             63.8              (17.2)             117.2
                                                                        -----------------   ----------------   -----------------
Net cash (used) provided by operating activities.....................           (122.2)            (160.1)              85.0
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and repayments.........................................            640.7              511.8            1,165.8
   Sales.............................................................          2,667.0            2,119.0            2,844.2
   Return of capital from joint ventures and limited partnerships....             23.9               14.2               56.3
   Purchases.........................................................         (3,065.9)          (2,251.7)          (4,414.0)
   Other, net........................................................           (114.8)            (102.2)             (98.8)
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by investing activities.....................            150.9              291.1             (446.5)
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
     Deposits........................................................            581.1              602.8              612.9
     Withdrawals.....................................................           (636.6)            (697.7)            (506.2)
   Capital contribution from Equitable Life..........................            125.0               50.0              250.0
   Other, net........................................................             (2.9)              (1.8)               2.0
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by financing activities.....................             66.6              (46.7)             358.7
                                                                        -----------------   ----------------   -----------------
Change in cash and cash equivalents..................................             95.3               84.3               (2.8)
Cash and cash equivalents, beginning of year.........................            182.3               98.0              100.8
                                                                        -----------------   ----------------   -----------------
Cash and Cash Equivalents, End of Year...............................    $       277.6       $      182.3       $       98.0
                                                                        =================   ================   =================
Supplemental cash flow information
   Interest Paid.....................................................    $        --         $        5.7       $        2.1
                                                                        =================   ================   =================
   Income Taxes Refunded.............................................    $        --         $        8.4       $         .3
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

   Equitable Variable Life Insurance Company ("Equitable Variable Life") was incorporated on September 11, 1972 as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Variable Life's operations consist principally of the sale of interest-sensitive life insurance and annuity products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

   The accompanying consolidated financial statements include the accounts of Equitable Variable Life and its subsidiaries, (collectively "EVLICO").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   All significant intercompany transactions and balances have been eliminated in consolidation.

   Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

   Accounting Changes

   In the first quarter of 1995, EVLICO adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. EVLICO provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on EVLICO's consolidated statements of earnings and shareholder's equity.

   In the fourth quarter of 1994 (effective as of January 1, 1994), EVLICO adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $11.4 million, net of a Federal income tax benefit of $6.2 million.

   At December 31, 1993, EVLICO adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $7.2 million, net of deferred policy acquisition costs and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, EVLICO transferred $1,806.7 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $17.9 million, net of deferred policy acquisition costs and deferred Federal income tax.

   New Accounting Pronouncements

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. EVLICO will implement this statement as of January 1, 1996. EVLICO currently provides allowances for possible losses for assets under the scope of this statement. Management has not yet determined the impact of this statement on these assets.

   Valuation of Investments

   Fixed maturities which have been identified as available for sale are reported at estimated fair value. At December 31, 1994, fixed maturities which EVLICO had both the ability and the intent to hold to maturity, were stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

   Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things, the estimated fair value of the underlying collateral.

   Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to EVLICO's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

   Policy loans are stated at unpaid principal balances.

   Partnerships and joint venture interests in which EVLICO does not have control and a majority economic interest are reported on the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

   Common stocks are carried at estimated fair value and are included in other equity investments.

   Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

   Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

   All securities are recorded in the consolidated financial statements on a trade date basis.

   Investment Results and Unrealized Investment Gains (Losses)

   Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

   Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by EVLICO are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes and deferred policy acquisition costs related to universal life and investment-type products.

   Recognition of Insurance Income and Related Expenses

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Deferred Policy Acquisition Costs

   The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

   Amortization charged to income amounted to $199.0 million, $200.2 million and $135.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Policyholders' Account Balances and Future Policy Benefits

   EVLICO's insurance contracts primarily are universal life and investment-type contracts. Policyholders' account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The future policy benefit liabilities for the remainder of EVLICO's insurance contracts, consisting primarily of supplementary contracts with life contingencies and various policy riders, are computed by various valuation methods based on assumed interest rates and mortality and morbidity assumptions reflecting EVLICO's experience and industry standards.

   Federal Income Taxes

   EVLICO is included in a consolidated Federal income tax return with Equitable Life and its other eligible subsidiaries. In accordance with an agreement between EVLICO and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to, or received from, Equitable Life. Benefits for losses, which are paid to EVLICO to the extent they are utilized by Equitable Life, may not have been received in the absence of such agreement. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using the enacted income tax rates and laws.

   Separate Accounts

   Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of EVLICO. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

   Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders are shown as separate captions in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by management.

   The investment results of Separate Accounts are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of Separate Accounts were $342.2 million, $135.9 million and $344.1 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of the Separate Accounts are included in revenues.

3. INVESTMENTS

   The following tables provide additional information relating to fixed maturities and equity securities:


                                                                               GROSS              GROSS
                                                          AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                            COST               GAINS              LOSSES           FAIR VALUE
                                                       ----------------   -----------------  -----------------   ---------------
                                                                                   (IN MILLIONS)
     December 31, 1995
     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    3,053.5       $      101.0       $        22.0       $    3,132.5
          Mortgage-backed...........................           573.9                7.7                  .4              581.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           569.2                9.2                 2.6              575.8
          States and political subdivisions.........             4.3                 .1                --                  4.4
          Foreign governments.......................            16.2                 .8                --                 17.0
          Redeemable preferred stock................            56.8                3.7                 5.1               55.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    4,273.9       $      122.5       $        30.1       $    4,366.3
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       36.2       $       10.3       $         4.7       $       41.8
                                                       ================   =================  =================   ===============

     December 31, 1994

     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    1,622.3       $        5.1       $       112.6       $    1,514.8
          Mortgage-backed...........................           221.9                 .5                16.4              206.0
          U.S. Treasury securities and U.S. government
             and agency securities..................           365.4                1.4                20.7              346.1
          States and political subdivisions.........             4.8               --                    .6                4.2
          Foreign governments.......................            14.8                 .2                --                 15.0
          Redeemable preferred stock................            58.0                 .1                 5.4               52.7
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    2,287.2       $        7.3       $       155.7       $    2,138.8
                                                       ================   =================  =================   ===============

        Held to Maturity:
          Corporate.................................    $    1,812.4       $       11.9       $        93.1       $    1,731.2
          U.S. Treasury securities and U.S. government
             and agency securities..................           180.4               --                  21.7              158.7
          States and political subdivisions.........            14.4               --                    .9               13.5
          Foreign governments.......................             1.3                 .1                --                  1.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Held to Maturity......................    $    2,008.5       $       12.0       $       115.7       $    1,904.8
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       42.0       $       10.1       $         9.4       $       42.7
                                                       ================   =================  =================   ===============

   For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EVLICO has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by EVLICO. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, respectively, securities without a readily ascertainable market value having an amortized cost of $1,233.7 million and $1,571.5 million, respectively, had estimated fair values of $1,291.1 million and $1,512.2 million, respectively.

   The contractual maturity of bonds at December 31, 1995 are shown below:

                                                                                                   AVAILABLE FOR SALE
                                                                                           ------------------------------------

                                                                                              AMORTIZED           ESTIMATED
                                                                                                 COST            FAIR VALUE
                                                                                           -----------------   ----------------

                                                                                                      (IN MILLIONS)
     Due in one year or less.............................................................   $       133.3       $      133.4
     Due in years two through five.......................................................         1,416.4            1,444.9
     Due in years six through ten........................................................         1,361.5            1,391.8
     Due after ten years.................................................................           732.0              759.6
     Mortgage-backed securities..........................................................           573.9              581.2
                                                                                           -----------------   ----------------

     Total...............................................................................   $     4,217.1       $    4,310.9
                                                                                           =================   ================

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Investment valuation allowances and changes thereto are shown below:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                       --------------------------------------------------------
                                                                             1995                1994               1993
                                                                       -----------------   -----------------  -----------------
                                                                                            (IN MILLIONS)

     Balances, beginning of year....................................    $        68.5       $       87.3       $       147.2
     Additions charged to income....................................             31.0               12.7                44.4
     Deductions for writedowns and asset dispositions...............            (33.8)             (31.5)             (104.3)
                                                                       -----------------   -----------------  -----------------
     Balances, End of Year..........................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

     Balances, end of year comprise:
        Mortgage loans on real estate...............................    $        15.9       $       24.0       $        46.7
        Equity real estate..........................................             49.8               44.5                40.6
                                                                       -----------------   -----------------  -----------------

     Total..........................................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

   Deductions for writedowns and asset dispositions for 1993 include a $20.2 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

   At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $21.5 million of fixed maturities and $29.1 million of mortgage loans on real estate.

   EVLICO's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. EVLICO seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 11.0% of the $4,217.2 million aggregate amortized cost of bonds held by EVLICO were considered to be other than investment grade.

   In addition to its holding of corporate high yield securities, EVLICO is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

   EVLICO has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $13.7 million and $13.3 million at December 31, 1995 and 1994, respectively, of such restructured securities. The December 31, 1994 amount includes fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $5.6 million. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $1.1 million and $2.2 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.4 million, $1.0 million and $1.5 million in 1995, 1994 and 1993, respectively.

   At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $36.0 million (4.6% of total mortgage loans on real estate) and $35.2 million (3.9% of total mortgage loans on real estate), respectively.

   The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $173.5 million and $130.8 million at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $16.1 million, $12.3 million and $13.9 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $14.0 million, $11.4 million and $11.5 million in 1995, 1994 and 1993, respectively.

   Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                              DECEMBER 31, 1995
                                                              ------------------
                                                                (IN MILLIONS)

     Impaired mortgage loans with provision for losses....     $        99.0
     Impaired mortgage loans with no provision for losses.              24.5
                                                              ------------------

     Recorded investment in impaired mortgage loans.......             123.5
     Provision for losses.................................              14.5
                                                              ------------------

     Net Impaired Mortgage Loans..........................     $       109.0
                                                              ==================

   Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   During the year ended December 31, 1995, EVLICO's average recorded investment in impaired mortgage loans was $99.2 million. Interest income recognized on these impaired mortgage loans totaled $8.2 million for the year ended December 31, 1995, including $2.2 million recognized on a cash basis.

   EVLICO's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $55.6 million and $138.4 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $12.2 million, $59.0 million and $92.1 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, EVLICO owned $196.6 million and $230.5 million, respectively, of real estate acquired in satisfaction of debt.

   Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $51.0 million and $51.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $12.8 million, $12.7 million and $11.6 million for the years ended December 31, 1995, 1994 and 1993, respectively.

4. JOINT VENTURES AND PARTNERSHIPS

   Summarized combined financial information of real estate joint ventures (10 and 12 individual ventures as of December 31, 1995 and 1994, respectively) and of other limited partnership interests accounted for under the equity method, in which EVLICO has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                                    DECEMBER 31,
                                                                                      ------------------------------------------
                                                                                             1995                  1994
                                                                                      -------------------    ------------------
                                                                                                    (IN MILLIONS)
     FINANCIAL POSITION
     Investments in real estate, at depreciated cost...............................    $       966.3          $    1,047.0
     Investments in securities, generally at estimated fair value..................            648.5               3,061.2
     Cash and cash equivalents.....................................................             99.2                  46.4
     Other assets..................................................................             90.8                 261.9
                                                                                      -------------------    ------------------

     Total assets..................................................................          1,804.8               4,416.5
                                                                                      -------------------    ------------------

     Borrowed funds -- third party..................................................            74.4               1,233.6
     Other liabilities.............................................................            132.4                 611.0
                                                                                      -------------------    ------------------

     Total liabilities.............................................................            206.8               1,844.6
                                                                                      -------------------    ------------------

     Partners' Capital.............................................................    $     1,598.0          $    2,571.9
                                                                                      ===================    ==================

     Equity in partners' capital included above....................................    $       243.8          $      327.3
     Equity in limited partnership interests not included above....................             82.3                  50.4
     (Deficit) excess of equity in partners' capital over
        investment cost and equity earnings........................................              (.4)                  3.7
                                                                                      -------------------    ------------------

     Carrying Value................................................................    $       325.7          $      381.4
                                                                                      ===================    ==================


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Revenues of real estate joint ventures............................  $       152.3       $      180.1       $      136.6
     Revenues of other limited partnership interests...................           86.9              102.5              318.9
     Interest expense -- third party....................................         (23.1)             (88.1)             (79.7)
     Interest expense -- The Equitable..................................          (5.6)              --                 --
     Other expenses....................................................         (131.8)            (172.4)            (132.7)
                                                                        -----------------   ----------------   -----------------

     Net Earnings......................................................  $        78.7       $       22.1       $      243.1
                                                                        =================   ================   =================

     Equity in net earnings included above.............................  $        14.4       $       11.7       $       34.0
     Equity in net earnings of limited partnership
        interests not included above...................................           12.9                6.3               12.0
     Reduction of earnings in joint ventures
        over equity ownership percentage and
        amortization of differences in bases...........................           --                 (1.1)               (.1)
                                                                        -----------------   -----------------  -----------------

     Total Equity in Net Earnings......................................  $        27.3       $       16.9       $       45.9
                                                                        =================   ================   =================

5. NET INVESTMENT INCOME AND INVESTMENT (LOSSES) GAINS

   The sources of net investment income are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $       319.5       $      331.4       $      319.9
     Mortgage loans on real estate....................................            70.3               86.7              105.7
     Equity real estate...............................................            66.2               67.0               69.8
     Policy loans.....................................................            86.8               79.5               76.1
     Other equity investments.........................................            22.4               13.4               38.5
     Other investment income..........................................            30.5               24.5               17.0
                                                                        -----------------   ----------------   -----------------

     Gross investment income..........................................           595.7              602.5              627.0

     Investment expenses..............................................            66.6               75.7               69.4
                                                                        -----------------   ----------------   -----------------

     Net Investment Income............................................   $       529.1       $      526.8       $      557.6
                                                                        =================   ================   =================

   Investment (losses) gains, net, including changes in valuation allowances, are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $        23.7       $       (6.8)      $       45.1
     Mortgage loans on real estate....................................            (7.0)             (13.3)             (32.0)
     Equity real estate...............................................           (18.9)              (5.3)             (13.4)
     Other equity investments.........................................             1.7               20.8                1.8
                                                                        -----------------   ----------------   -----------------

     Investment (Losses) Gains, Net...................................   $         (.5)      $       (4.6)      $        1.5
                                                                        =================   ================   =================

   Writedowns of fixed maturities amounted to $11.1 million, $8.2 million and $1.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,551.6 million and $2,065.1 million. Gross gains of $49.6 million and $22.1 million and gross losses of $18.7 million and $24.4 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for the years ended December 31, 1995 and 1994, amounted to $240.8 million and $(215.2) million, respectively.

   Gross gains of $66.2 million and gross losses of $66.5 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

   Net  unrealized  investment  gains  (losses),  included  in the  consolidated
   balance   sheets  as  a  component  of  equity,   and  the  changes  for  the
   corresponding years are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Balance, beginning of year.......................................   $      (72.6)       $      22.3        $      11.1
     Changes in unrealized investment gains (losses)..................          244.7             (241.8)               3.4
     Effect of adopting SFAS No. 115..................................           --                 --                 72.2
     Changes in unrealized investment (gains) losses attributable to:
        Deferred policy acquisition costs.............................          (64.4)              95.8              (58.2)
        Deferred Federal income taxes.................................          (63.1)              51.1               (6.2)
                                                                       -----------------   ----------------   -----------------

     Balance, End of Year.............................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

     Balance, end of year comprises:
        Unrealized investment gains (losses) on:
          Fixed maturities............................................   $       92.4        $    (148.4)       $      66.8
          Other equity investments....................................            5.6                 .7               25.6
          Other.......................................................           (2.7)              (1.7)              --
                                                                        -----------------   ----------------   -----------------

        Total.........................................................           95.3             (149.4)              92.4
        Amounts of unrealized investment (gains) losses attributable to:
          Deferred policy acquisition costs...........................          (26.8)              37.6              (58.2)
          Deferred Federal income taxes...............................          (23.9)              39.2              (11.9)
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

6. FEDERAL INCOME TAXES

   A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Federal income tax expense (benefit):
        Current.......................................................   $       --          $      (1.4)       $      (3.4)
        Deferred......................................................           29.7               26.4               23.9
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%.

   The sources of the difference and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Expected Federal income tax expense..............................   $       30.0        $      25.3        $      16.6
     Tax rate adjustment..............................................           --                 --                  4.0
     Other............................................................            (.3)               (.3)               (.1)
                                                                        -----------------   ----------------   -----------------

     Federal Income Tax Expense.......................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The components of the net deferred Federal income tax account are as follows:


                                                                   DECEMBER 31, 1995                  DECEMBER 31, 1994
                                                            ---------------------------------  ---------------------------------
                                                                ASSETS         LIABILITIES         ASSETS         LIABILITIES
                                                            ---------------   ---------------  ---------------   ---------------
                                                                                       (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance.......................................   $      --         $    253.8       $      --         $    250.6
     Investments..........................................          --               20.5              38.4             --
     Compensation and related benefits....................          44.3             --                52.2             --
     Other................................................           7.9             --                25.6             --
                                                            ---------------   ---------------  ---------------   ---------------

     Total................................................   $      52.2       $    274.3       $     116.2       $    250.6
                                                            ===============   ===============  ===============   ===============

   The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance...................................................   $        3.2        $     (11.4)       $      (6.8)
     Investments......................................................           (4.2)              26.1               11.4
     Compensation and related benefits................................           13.0               (2.8)               1.9
     Other............................................................           17.7               14.5               17.4
                                                                        -----------------   ----------------   -----------------

     Deferred Federal Income Tax Expense..............................   $       29.7        $      26.4        $      23.9
                                                                        =================   ================   =================

   At December 31, 1995, EVLICO had net operating loss carryforwards of approximately $10.2 million. These loss carryforwards are available to offset future tax payments to Equitable Life under the tax sharing agreement.

7. REINSURANCE AGREEMENTS

   EVLICO cedes reinsurance to other insurance companies. EVLICO evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance is summarized as follows:


                                                                                                      DECEMBER 31,
                                                                                           ------------------------------------
                                                                                                 1995               1994
                                                                                           -----------------   ----------------
                                                                                                      (IN MILLIONS)

     Direct premiums.....................................................................   $       34.1        $      40.2
     Reinsurance ceded...................................................................            (.4)               (.1)
                                                                                           -----------------   ----------------

     Premiums............................................................................   $       33.7        $      40.1
                                                                                           =================   ================

     Universal Life and Investment-type Product Policy Fee Income Ceded..................   $       31.0        $      24.9
                                                                                           =================   ================

     Policyholders' Benefits Ceded.......................................................   $       18.7        $       8.3
                                                                                           =================   ================

   EVLICO  reinsures  mortality  risks in excess of $5.0  million  on any single
   life.   EVLICO  also  reinsures  the  entire  risk  on  certain   substandard
   underwriting risks as well as in certain other cases.

8. RELATED PARTY TRANSACTIONS

   Under a cost sharing agreement, EVLICO reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is based on the allocated cost of the services provided. The incurred balances of these intercompany transactions, which are included in other operating costs and expenses are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Personnel and facilities.........................................   $      249.8        $     257.9        $     252.7
     Agent commissions and fees.......................................          127.4              122.6              103.0

   These cost allocations include various employee related obligations for pensions and postretirement benefits. At December 31, 1995 and 1994, EVLICO recorded as a reduction of shareholder's equity its allocated portion of an additional minimum pension liability of $10.7 million and $1.2 million, net of Federal income taxes, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

   During 1995, 1994 and 1993, Equitable Life restructured certain operations in connection with cost reduction programs. EVLICO recorded provisions of $6.7 million, $6.9 million and $17.3 million in 1995, 1994 and 1993, respectively, relating primarily to allocated lease obligations (net of sub-lease rentals) and severance liabilities.

   EVLICO incurred investment advisory and asset management fee expenses of $17.6 million, $19.2 million and $16.0 million during 1995, 1994 and 1993, respectively.

   EVLICO and Equitable Life have an agreement whereby certain Equitable Life policyholders may purchase EVLICO's policies without presenting evidence of insurability. Under the agreement, Equitable Life pays EVLICO a conversion charge for the extra mortality risk associated with issuing these policies. EVLICO received payments of $2.9 million, $3.0 million and $3.1 million in 1995, 1994 and 1993, respectively, which were reported as other income.

   On August 31, 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993 (the "Trust"). EVLICO realized a $1.1 million gain, net of related deferred policy acquisition costs and deferred Federal income taxes. In conjunction with this transaction, EVLICO received $75.4 million of Class B notes issued by the Trust. These notes have interest rates ranging from 6.85% to 9.45%. The Class B notes are classified as other invested assets on the consolidated balance sheets.

   Net amounts payable to Equitable Life were $190.2 million and $226.7 million at December 31, 1995 and 1994, respectively.

9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivatives

   EVLICO primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce EVLICO's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $444.8 million. The average unexpired terms at December 31, 1995 is 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $10.1 million and the unrealized gain on outstanding matched swaps in a gain position was $3.4 million. EVLICO has no intention of terminating these contracts prior to maturity.

   Fair Value of Financial Instruments

   EVLICO defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EVLICO's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of EVLICO was not material at December 31, 1995 and 1994.

   Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

   The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

   The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Note 3:


                                                                                       DECEMBER 31,
                                                            -------------------------------------------------------------------
                                                                         1995                               1994
                                                            --------------------------------   --------------------------------
                                                               CARRYING        ESTIMATED          CARRYING        ESTIMATED
                                                                VALUE          FAIR VALUE          VALUE          FAIR VALUE
                                                            ---------------  ---------------   ---------------  ---------------
                                                                                      (IN MILLIONS)
     Consolidated Financial Instruments:
     Mortgage loans on real estate.......................    $      771.5     $       809.4     $      888.5     $       865.3
     Other joint ventures................................           158.7             158.7            196.4             196.4
     Policy loans........................................         1,300.1           1,374.0          1,185.2           1,138.7
     Policyholders' account balances:
        SPDA.............................................         1,265.8           1,272.0          1,744.3           1,732.7
        Annuities certain and SCNILC.....................           188.0             188.1            159.0             151.3

10. COMMITMENTS AND CONTINGENT LIABILITIES

    EVLICO is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, EVLICO has purchased single premium annuities from Equitable Life and directed Equitable Life to make payments directly to the beneficiaries. A contingent liability exists with respect to these agreements should Equitable Life be unable to meet its obligations. Management believes the need to satisfy such obligations is remote.

11. LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which EVLICO does business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive amounts, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. EVLICO, like other life and health insurers, from time to time is involved in such litigation as well as other legal actions and proceedings in connection with its businesses. Some of these litigations have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EVLICO's financial position or results of operations.

12. STATUTORY FINANCIAL INFORMATION

    EVLICO is restricted as to the amounts it may pay as dividends to Equitable Life. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(102.5) million, $27.3 million and $(88.4) million, respectively. No amounts are expected to be available for dividends from EVLICO to Equitable Life in 1996.

    At December 31, 1995, EVLICO, in accordance with various government and state regulations, had $4.2 million of securities deposited with such government or state agencies.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles EVLICO's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Net change in statutory surplus and capital stock................   $       (56.6)      $       64.8       $      184.4
     Change in asset valuation reserves...............................            57.8               18.5               26.0
                                                                        -----------------   ----------------   -----------------

     Net change in statutory surplus, capital stock
        and asset valuation reserves..................................             1.2               83.3              210.4
     Adjustments:
        Future policy benefits and policyholders' account balances....           (12.9)             (13.5)             (22.5)
        Initial fee liability.........................................           (34.2)             (20.3)             (11.6)
        Deferred policy acquisition costs.............................            25.1               34.7               62.2
        Deferred Federal income taxes.................................           (29.7)             (20.2)             (23.9)
        Valuation of investments......................................            38.3               19.9               25.9
        Limited risk reinsurance......................................           146.9                 .1               (5.4)
        Contribution from Equitable Life..............................          (125.0)             (50.0)            (250.0)
        Other, net....................................................            46.4                2.0               41.7
                                                                        -----------------   ----------------   -----------------

     Net Earnings.....................................................   $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================


                                                                                             DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Statutory surplus and capital stock..............................   $       720.9       $      777.6       $      712.7
     Asset valuation reserves.........................................           146.1               88.3               69.8
                                                                        -----------------   ----------------   -----------------

     Statutory surplus, capital stock and asset valuation reserves....           867.0              865.9              782.5
     Adjustments:
        Future policy benefits and policyholders' account balances....          (367.4)            (354.5)            (341.1)
        Initial fee liability.........................................          (234.7)            (200.5)            (180.3)
        Deferred policy acquisition costs.............................         2,037.8            2,077.1            1,946.7
        Deferred Federal income taxes.................................          (222.1)            (134.4)            (159.5)
        Valuation of investments......................................            68.4             (219.2)               4.4
        Limited risk reinsurance......................................          (231.7)            (378.6)            (378.7)
        Postretirement and other pension liabilities..................          (111.6)            (105.8)            (122.7)
        Other, net....................................................           (68.0)            (101.1)             (98.6)
                                                                        -----------------   ----------------   -----------------

     Shareholder's Equity.............................................   $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

    REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareholders of Equitable Variable Life Insurance Company

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Equitable Variable Life Insurance Company and its subsidiaries ("EVLICO") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EVLICO's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the consolidated financial statements, EVLICO changed its methods of accounting for loan impairments in 1995, for postemployment benefits in 1994 and for investment securities in 1993.






    PRICE WATERHOUSE LLP
    New York, New York
    February 7, 1996

                                                                      APPENDIX A
MANAGEMENT


Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
--------------------                   ------------------------
DIRECTORS

Michel Beaulieu......................  Director of Equitable Variable since February 1992. Senior Vice President,  Equitable,  since
                                       September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing Director
                                       Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

Laurent Clamagirand..................  Director of Equitable  Variable since February 1995;  Vice  President,  Financial  Reporting,
                                       Equitable,  since March 1996; prior thereto, Director from November 1994 to March 1996; prior thereto,  International Controller, AXA, January 1990 to October 1994; Director, Equitable of
                                       Colorado, since March 1995.

William T. McCaffrey.................  Director of Equitable  Variable  since  February  1987;  Senior  Executive Vice President and
                                       Chief Operating Officer,  Equitable Life, since February 1996; prior thereto,  Executive Vice
                                       President,  since  February  1986 and  Chief  Administrative  Officer  since  February  1988;
                                       Director,  Equitable Life, since February 1996 and Equitable Foundation since September 1986.

Michael J. Rich......................  Director of  Equitable  Variable  since May 1995.  Senior Vice  President,  Equitable,  since
                                       October  1994;  prior  thereto,  Vice  President of  Underwriting,  John Hancock  Mutual Life
                                       Insurance Co. since 1988.

Jose S. Suquet.......................  Director of Equitable Variable since January 1995.  Executive Vice President and Chief Agency
                                       Officer,  Equitable,  since August 1994;  prior thereto,  Agency  Manager,  Equitable,  since
                                       February 1985.
OFFICERS -- DIRECTORS

James M. Benson......................  President and Chief Executive  Officer,  Equitable  Variable since March 1996; prior thereto,
                                       President from December 1993 to March 1996; Vice Chairman of the Board,  Equitable  Variable,
                                       July 1993 to December  1993.  President & Chief  Executive  Officer,  Equitable  Life,  since
                                       February 1996;  President and Chief Operating Officer,  Equitable,  February 1994 to present;
                                       Senior  Executive  Vice  President,  April 1993 to February 1994.  Prior thereto,  President,
                                       Management  Compensation Group, 1983 to February 1993.  Director,  Alliance Capital,  October
                                       1993 to present;  National Mutual  Association of Australasia,  September 1995 to present and
                                       AXA Re Life Insurance Co., January 1995 to present.

Harvey Blitz.........................  Vice President,  Equitable  Variable since April 1995;  Director of Equitable  Variable since
                                       October 1992. Senior Vice President,  Equitable, since September 1987. Senior Vice President,
                                       The Equitable Companies  Incorporated,  since July 1992. Director,  Equico Securities,  Inc., since  September  1992;  Equitable of Colorado,  since  September  1992;  Equisource  and its subsidiaries  since October 1992, and Chairman of the Board  Frontier  Trust since  September
                                       1995 and Director of Equitable Distributors, Inc. since February 1995.

Gordon Dinsmore......................  Senior Vice  President,  Equitable  Variable,  since  February 1991.  Senior Vice  President,
                                       Equitable,  since September 1989; prior thereto, various other Equitable positions.  Director and Senior Vice  President,  March 1991 to present,  Equitable  of Colorado;  Director,  FHJV
                                       Holdings,  Inc., December 1990 to present;  Director,  Equitable  Distributors,  Inc., August
                                       1993 to present, and Director, Equitable Foundation, May 1991 to present.

Jerry de St. Paer....................  Senior  Investment  Officer,  Equitable  Variable,  since April 1995;  Director of  Equitable
                                       Variable  since April 1992.  Senior  Executive  Vice  President  & Chief  Financial  Officer,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Executive  Vice  President & Chief
                                       Financial  Officer,  Equitable,  since April 1992;  Executive Vice  President  since December
                                       1990;  Senior Vice President & Treasurer June 1990 to December 1990;  Senior Vice  President,
                                       Equitable  Investment  Corporation,  January 1987 to January 1991; Executive Vice President &
                                       Chief Financial Officer,  The Equitable  Companies  Incorporated,  since May 1992;  Director,
                                       Economic Services Corporation & various Equitable subsidiaries.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------
OFFICERS -- DIRECTORS (Continued)

Joseph J. Melone.....................  Chairman of the Board,  Equitable Variable since March 1996;  Chairman of the Board and Chief
                                       Executive Officer,  Equitable  Variable,  November 1990 to March 1996; Chairman of the Board,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Chairman  of the  Board  and Chief
                                       Executive Officer,  Equitable,  February 1994 to February 1996; President and Chief Executive
                                       Officer,  September  1992 to  February  1994;  President  and Chief  Operating  Officer  from
                                       November  1990 to  September  1992.  President  & Chief  Executive  Officer of The  Equitable
                                       Companies  Incorporated  since February 1996;  prior thereto,  President and Chief  Operating
                                       Officer since July 1992.  Prior  thereto,  President,  The  Prudential  Insurance  Company of
                                       America,  since  December  1984.  Director,  Equity & Law (United  Kingdom) and various other
                                       Equitable subsidiaries.

Peter D. Noris.......................  Executive Vice President and Chief Investment Officer,  Equitable  Variable,  since September
                                       1995.  Director of Equitable  Variable  since June 1995.  Executive  Vice President and Chief
                                       Investment  Officer,  Equitable,  since May 1995;  prior  thereto,  Vice  President,  Salomon
                                       Brothers,  Inc., 1992 to 1995; Principal of Equity Division,  Morgan Stanley & Co. Inc., from
                                       1984 to 1992. Director, various Equitable subsidiaries.

Samuel B. Shlesinger.................  Senior Vice President,  Equitable  Variable,  since February 1988.  Senior Vice President and
                                       Actuary,  Equitable; prior thereto, Vice President and Actuary.  Director,  Chairman and CEO,
                                       Equitable of Colorado.

Dennis D. Witte......................  Senior Vice  President,  Equitable  Variable,  since  February 1991;  Senior Vice  President,
                                       Equitable,  since July 1990;  prior thereto,  various other  Equitable  positions;  Director,
                                       Equitable Distributors, Inc. since February 1995.

OFFICERS

Kevin R. Byrne.......................  Treasurer,   Equitable  Variable,   since  September  1990;  Vice  President  and  Treasurer,
                                       Equitable,  since September 1993; prior thereto,  Vice President from March 1989 to September
                                       1993. Vice President and Treasurer,  The Equitable Companies Incorporated,  September 1993 to
                                       present;  Frontier Trust since August 1990;  Equisource and its subsidiaries, October 1990 to present.

Stephen Hogan........................  Vice President and Controller,  Equitable Variable, February 1994 to present. Vice President,
   135 West 50th Street                Equitable,  January 1994 to present;  prior thereto,  Controller,  John Hancock subsidiaries,
   New York, New York 10020            from 1987 to December 1993.

J. Thomas Liddle, Jr.................  Senior Vice President and Chief Financial Officer,  Equitable Variable,  since February 1986.
                                       Senior Vice  President,  Equitable,  since April 1991;  prior  thereto,  Vice  President  and
                                       Actuary, Equitable; Director, Equitable of Colorado since December 1985.

William A. Narducci..................  Vice President and Chief Claims  Officer,  Equitable  Variable,  since  February  1989.  Vice
   200 Plaza Drive                     President, Equitable, since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli.......................  Vice President and Chief Underwriting Officer,  Equitable Variable, since February 1988. Vice
                                       President, Equitable.

                                                                      APPENDIX B


COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities/Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.


The Morningstar Report consists of over 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life Plus premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.


The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1995 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.


The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.


                                                   AVERAGE ANNUAL RATES OF RETURN

FOR THE
FOLLOWING                                       LONG-TERM        LONG-TERM       INTERMEDIATE-        U.S.         CONSUMER
PERIODS ENDING                  COMMON         GOVERNMENT        CORPORATE        TERM GOV'T       TREASURY         PRICE
12/31/95:                       STOCKS            BONDS            BONDS            BONDS            BILLS          INDEX
--------                        ------            -----            -----           ------            -----          -----
 1 year..................        37.43            31.67            26.39           16.80             5.60           2.74
 3 years.................        15.26            12.82            10.47            7.22             4.13           2.72
 5 years.................        16.57            13.10            12.07            8.81             4.29           2.83
10 years.................        14.84            11.92            11.25            9.08             5.55           3.48
20 years.................        14.59            10.45            10.54            9.69             7.28           5.23
30 years.................        10.68             7.92             8.17            8.36             6.72           5.39
40 years.................        10.78             6.38             6.75            7.02             5.73           4.46
50 years.................        11.94             5.35             5.75            5.87             4.80           4.36
60 years.................        11.34             5.20             5.46            5.34             4.01           4.10
Since 1926...............        10.54             5.17             5.69            5.25             3.72           3.12
Inflation Adjusted
Since 1926...............         7.20             1.99             2.49            2.07             0.58           0.00
----------------------------

*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1996 YEARBOOK,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.


 Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.


 Long-term Corporate Bonds -- For the period 1969-1995, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1995; for the period 1926-1945, the Standard and Poor's monthly
 High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.


Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond   portfolio
constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

VM-521
--------------------------------------------------------------------------------


                                                                  --------------
EQUITABLE VARIABLE LIFE                                             Bulk Rate
INSURANCE COMPANY                                                  U.S. Postage
Mailing Address:                                                      Paid
2 Penn Plaza                                                      Permit No. 148
New York, New York 10121                                          Brooklyn, N.Y.
                                                                  --------------

                               INCENTIVE LIFE 2000

                            FLEXIBLE PREMIUM VARIABLE
                              LIFE INSURANCE POLICY

                                    ISSUED BY
                               EQUITABLE VARIABLE
                             LIFE INSURANCE COMPANY
                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1995

INTRODUCTION. This supplement updates certain information contained in the product prospectus dated May 1, 1994. Please read this supplement and the prospectus carefully. You should attach this supplement to your prospectus and any supplements thereto and retain them for future reference. Terms used in this supplement have the same meanings as in the prospectus, except that, from now on, we will refer to the Guaranteed Interest Division as the Guaranteed Interest Account and to the divisions of Separate Account FP as "Funds." Equitable Variable will send you an additional copy of the prospectus or any supplement, without charge, on written request.

NEW INTERNATIONAL FUND. A new Fund called the International Fund has been available since April 3, 1995, subject to regulatory approval in your state. This Fund will invest in a corresponding portfolio of The Hudson River Trust (the Trust). Alliance Capital Management L.P. (Alliance) acts as investment adviser to the new portfolio. See THE INVESTMENT ADVISER section in the Trust's prospectus, which is attached to your product prospectus, for additional information about Alliance and its investment advisory fees.

The investment objective of the Trust's International Portfolio is long-term growth of capital. The Portfolio will pursue this objective by investing in equity securities selected principally to permit participation in non-United States companies with prospects for growth.

The advisory fee payable by the Trust to Alliance with respect to the International Portfolio will equal .900% of daily average net assets up to $500 million, .850% of the next $1 billion, and .800% of daily average net assets over $1.5 billion.

EQUITABLE VARIABLE. The information under the heading EQUITABLE VARIABLE is updated as follows: Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1994, we had approximately $125.8 billion face amount of variable life insurance in force.

EQUITABLE. The information under the heading OUR PARENT, EQUITABLE is updated as follows: Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA beneficially owns 60.5% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company, Equitable and their subsidiaries. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $174.5 billion in assets as of December 31, 1994.

THE TRUST'S INVESTMENT ADVISER. The information about Alliance Capital Management L.P., the Trust's investment adviser, is updated as follows: As of December 31, 1994, Alliance was managing approximately $121.3 billion in assets. Alliance, a publicly traded limited partnership, is indirectly majority-owned by Equitable.







VM 505                                                     CATALOG NUMBER 126721
--------------------------------------------------------------------------------
            THIS SUPPLEMENT SHOULD BE RETAINED FOR FUTURE REFERENCE.

                                 Copyright 1995
                   Equitable Variable Life Insurance Company
                              All Rights Reserved.

HUDSON RIVER TRUST RATES OF RETURN. The information under the heading HUDSON RIVER TRUST RATES OF RETURN in the prospectus is updated as follows. The rates of return shown below are based on the actual investment performance of The Hudson River Trust portfolios, after deduction for investment management fees and direct operating expenses of the Trust, for periods ending December 31, 1994. The historical performance of the Common Stock and Money Market Portfolios for periods prior to March 22, 1985 has been adjusted to reflect current investment management fees of .40% per annum and estimated direct operating expenses of the Trust of .10% per annum. The Common Stock Portfolio and its predecessors have been in existence since 1976. No return information is provided for the International Portfolio, since it received its initial funding on April 3, 1995. The yields shown below are derived from the actual rate of return of the Trust portfolio for the period, which is then adjusted to omit capital changes in the portfolio during the period. We show the SEC standardized 7-day yield for the Money Market Portfolio and the SEC 30-day yield for the Intermediate Government Securities, Quality Bond and High Yield Portfolios.

These rates of return and yields are not illustrative of how actual investment performance will affect the benefits under your policy. Moreover, these rates of return and yields are not an estimate or guarantee of future performance.

THESE RATES OF RETURN AND YIELDS ARE FOR THE TRUST ONLY AND DO NOT REFLECT THE ADMINISTRATIVE AND COST OF INSURANCE CHARGES, SALES CHARGES, PREMIUM TAX CHARGES AND THE MORTALITY AND EXPENSE RISK CHARGE APPLICABLE UNDER AN INCENTIVE LIFE 2000 POLICY. SUCH CHARGES WOULD REDUCE THE RETURNS AND YIELDS SHOWN. SEE ILLUSTRATIONS OF INCENTIVE LIFE 2000 POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS BELOW.


                                                                      RATES OF RETURN FOR PERIODS ENDING DECEMBER 31, 1994
                                                         --------------------------------------------------------------------------

   PORTFOLIO                                   YIELDS    1 YEAR    3 YEARS    5 YEARS    10 YEARS    15 YEARS   SINCE INCEPTION(A)
   ---------                                   ------    ------    -------    -------    --------    --------   ------------------
   Money Market............................     5.59%     4.02%    3.51%       4.98%       6.27%         --            7.54%
   Intermediate Government Securities......     6.35     (4.37)    3.75          --          --          --            6.16
   Quality Bond............................     6.37     (5.10)      --          --          --          --           (4.49)
   High Yield..............................    10.53     (2.79)   10.37       10.60          --          --            9.04
   Growth & Income.........................              (0.58)      --          --          --          --           (0.66)
   Equity Index (b)........................                 --       --          --          --          --            1.08(b)
   Common Stock............................              (2.14)    8.03        9.82       15.25       15.32%           13.91
   Global..................................               5.23    11.42       11.15          --          --            10.39
   Aggressive Stock........................              (3.81)    2.84       17.06          --          --            18.78

   The Asset Allocation Series:
   Conservative Investors..................              (4.10)    3.97        7.46          --          --             7.71
   Balanced................................              (8.02)    0.12        7.29          --          --            11.25
   Growth Investors........................              (3.15)    5.42       14.05          --          --            14.19
---------

(a) The Equity Index Portfolio received its initial funding on March 1, 1994; the Growth & Income and Quality Bond Portfolios on October 1, 1993; the
    Intermediate Government Securities Portfolio on April 1, 1991; the Conservative Investors and the Growth Investors Portfolios on October 2, 1989; the Global Portfolio on August 27, 1987; the High Yield Portfolio on January 2, 1987; the Aggressive Stock and Balanced Portfolios on January 27, 1986; the predecessor of the Money Market Portfolio on July 13, 1981; and the predecessor of the Common Stock Portfolio on January 13, 1976.

(b) Unannualized.

Additional investment performance information appears in the attached Trust prospectus.

ILLUSTRATIONS OF POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS. The table on the next page was developed to demonstrate how the actual investment experience of the Trust and its predecessors would have affected the Policy Account value and Cash Surrender Value of hypothetical Incentive Life 2000 policies held for specified periods of time. The table illustrates premiums, Policy Account values and Cash Surrender Values of twelve hypothetical Incentive Life 2000 policies, each with a 100% premium allocation to a different Fund. The illustration also assumes that, in each case, the insured is a 40-year-old male, standard risk non-smoker and that the policy has a level death benefit, a $200,000 face amount and a $3,000 annual premium.

The table assumes that each policy was purchased on the first day of a calendar year. For Trust portfolios whose inception dates fall before June 30, the policy is assumed to have been purchased at the beginning of and earned the actual return over that entire calendar year. For Trust portfolios whose inception dates fall after June 30, the policy is assumed to have been purchased at the beginning of the first full calendar year of that portfolio's operation. Policy values in the "Since Inception" column are for periods ended December 31, 1994.

Policy values reflect all charges assessed under the policy and by the Trust. Where applicable, current charges have been used to determine policy values; if guaranteed charges were used, the results would be lower.

  ILLUSTRATIONS OF INCENTIVE LIFE 2000 POLICY ACCOUNT AND CASH SURRENDER VALUES
 BASED ON HISTORICAL INVESTMENT RESULTS, $200,000 OF INITIAL INSURANCE PROTECTION
                               AND CURRENT CHARGES


                               AT THE END OF THE FIRST YEAR         AT THE END OF THE FIFTH YEAR
                               ----------------------------         ----------------------------

                                 TOTAL    POLICY     CASH            TOTAL     POLICY      CASH
                                PREMIUM   ACCOUNT  SURRENDER        PREMIUM    ACCOUNT   SURRENDER
   PORTFOLIO                     PAID      VALUE     VALUE           PAID       VALUE      VALUE
   ---------                     ----      -----     -----           ----       -----      -----
Money Market..................  $3,000    $2,064   $1,435           $15,000    $14,162    $12,933
Int. Gov't Securities.........   3,000     2,050    1,421
Quality Bond..................   3,000     1,644    1,016
High Yield....................   3,000     1,871    1,242            15,000     14,666     13,437
Growth & Income...............   3,000     1,751    1,122
Equity Index..................
Common Stock..................   3,000     1,977    1,349            15,000     21,063     19,834
Global........................   3,000     2,018    1,390            15,000     14,872     13,643
Aggressive Stock..............   3,000     2,576    1,947            15,000     18,008     16,779

THE ASSET ALLOCATION SERIES:
----------------------------
Conservative Investors........   3,000     1,916    1,287            15,000     12,969     11,740
Balanced......................   3,000     2,428    1,799            15,000     15,257     14,028
Growth Investors..............   3,000     2,013    1,385            15,000     15,152     13,924


THESE VALUES ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


                               AT THE END OF THE TENTH YEAR     POLICY OWNED SINCE PORTFOLIO'S INCEPTION
                               ----------------------------     ----------------------------------------

                                 TOTAL     POLICY      CASH           TOTAL      POLICY       CASH
                                PREMIUM    ACCOUNT   SURRENDER       PREMIUM     ACCOUNT    SURRENDER
   PORTFOLIO                     PAID       VALUE      VALUE          PAID        VALUE       VALUE
   ---------                     ----       -----      -----          ----        -----       -----
Money Market.................. $30,000    $34,204    $32,950         $39,000    $ 44,820   $ 44,318
Int. Gov't Securities.........                                        12,000       9,544      8,465
Quality Bond..................                                         3,000       1,644      1,016
High Yield....................                                        24,000      27,497     25,993
Growth & Income...............                                         3,000       1,751      1,122
Equity Index..................                                         3,000       1,972      1,344
Common Stock..................  30,000     56,059     54,805          57,000     209,312    209,312
Global........................                                        21,000      26,124     24,619
Aggressive Stock..............                                        27,000      48,176     46,671

THE ASSET ALLOCATION SERIES:
----------------------------
Conservative Investors........                                        15,000      12,969     11,740
Balanced......................                                        27,000      31,323     29,819
Growth Investors..............                                        15,000      15,152     13,924


THESE VALUES ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

TAX CHANGES. The United States Congress may in the future enact legislation that could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have retroactive effect regardless of the date of enactment. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice.

The discussion of the tax effects contained in your prospectus or supplements is based on our current understanding of Federal income tax laws as currently interpreted as they apply to U.S. resident individual taxpayers. This discussion should not be considered tax advice. We suggest you consult your legal or tax adviser.

DISTRIBUTION. Equico Securities, Inc. ("Equico"), a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution
Agreement. Equico is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755 Broadway, New York, N.Y. 10019. Equico is paid a fee for its services as distributor of our policies. For 1994, Equico was paid a fee of $216,920 for its services under the Distribution and Servicing Agreement.

The amounts paid and accrued to Equitable by us under our sales and services agreements with Equitable totalled approximately $380.5 million in 1994, $355.7 million in 1993 and $374.9 million in 1992.

LONG-TERM MARKET TRENDS. Appendix A to this supplement updates the information contained in Appendix A to the prospectus.

MANAGEMENT. An updated list of our directors and principal officers and a brief statement of their business experience for the past five years is contained in Appendix B.

ACCOUNTING AND ACTUARIAL EXPERTS

The financial statements in this supplement replace those contained in the prospectus. The financial statements of Separate Account FP and Equitable
Variable  included  in this  supplement  have been  audited  for the years ended
December 31, 1994 and 1993, by Price Waterhouse LLP, and for the year ended December 31, 1992 by Deloitte & Touche LLP, as stated in their respective reports. The financial statements of Separate Account FP and Equitable Variable for the years ended December 31, 1994 and 1993 included in this supplement have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of Separate Account FP and Equitable Variable for the year ended December 31, 1992 included in this supplement have been so included in reliance on the reports of Deloitte & Touche LLP, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Equitable Variable contained in this supplement should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the Incentive Life 2000 policies. They should not be considered as bearing upon the investment experience of the Funds of the Separate Account.

Actuarial matters in this supplement have been examined by Barbara Fraser, F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable. Her opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ILLUSTRATIONS OF POLICY BENEFITS

The illustrations contained in Part 4 of the prospectus are updated as follows:

To help clarify how the key financial elements of the policy work, a series of tables has been prepared. The tables show how death benefits, Policy Account and Cash Surrender Values ("policy benefits") under a hypothetical Incentive Life 2000 policy could vary over time if the Funds had CONSTANT hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. Actual policy benefits will differ from those shown in the tables if the annual investment returns AVERAGE 0%, 6% or 12% over a period of years but go above or below those figures in individual policy years. Actual policy benefits will also differ, depending on your premium allocations to each Fund, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for an individual Fund. The tables are for a 40 year old standard risk male non-smoker. Planned premium payments of $3,000 for an initial Face Amount of $200,000 are assumed to be paid at the beginning of each policy year. The difference between the Policy Account and the Cash Surrender Values in the first fifteen years is the surrender charge. See SURRENDER CHARGE in the prospectus.

The tables illustrate cost of insurance and expense charges (policy cost factors) at both the current rates and at the maximum rates guaranteed in the policies. Beginning in the sixth policy year, the current tables reflect the reduction in current cost of insurance charges. The amounts shown at the end of each policy year reflect current daily charges against the Funds of .60% per annum for mortality and expense risks (.70% for the guaranteed table), .51% per annum for investment management (the average of the effective annual advisory fees applicable to each Trust portfolio during 1994 and the maximum advisory fee for the International Portfolio) and .03% per annum for direct Trust expenses. The charge reflected for direct Trust expenses exceeds the aggregate actual charges incurred by the portfolios of the Trust as a percentage of aggregate average daily Trust net assets during 1994. The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be -1.14%, on 6% it would be 4.80%, and on 12% it would be 10.73%. Remember, however, that investment management fees and direct Trust expenses vary by portfolio. See THE TRUST'S INVESTMENT ADVISER in the prospectus.

The tables assume a first year monthly administrative charge of $55 and an applicable tax rate of 2% of premiums for the deduction for premium taxes. There are tables for both death benefit Option A and death benefit Option B-PLUS and each option is illustrated using current and guaranteed policy cost factors. The current tables assume that the monthly administrative charge remains constant at $5 after the first policy year. The guaranteed tables assume that this monthly charge is $8. The tables reflect the fact that no charge is currently made for Federal taxes. If a charge is made for those taxes in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

The internal rate of return on Cash Surrender Value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the policy to arrive at the Cash Surrender Value of the policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the policy to arrive at the death benefit of the policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each policy year.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on the age and sex of the proposed insured person, standard risk assumptions and an initial Face Amount and planned premium of your choice. If you purchase a policy, we will, on request, deliver an individualized illustration reflecting the planned premium you have chosen and the insured person's actual risk class. Upon request after issuance, we will also provide a comparable illustration reflecting your actual Policy Account value. If you request illustrations more than once in any policy year, we may charge for the illustration.

                           INCENTIVE LIFE 2000
                EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                               MALE AGE 40
                               NON-SMOKER                 DEATH BENEFIT OPTION A
                        ASSUMING CURRENT CHARGES


                                      DEATH BENEFIT(2)                   POLICY ACCOUNT(2)               CASH SURRENDER VALUE(2)
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   END OF                      ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED    ------------------------------      -----------------------------     --------------------------------
    YEAR       PREMIUMS(1)       0%         6%         12%           0%        6%         12%          0%          6%          12%
   ------      -----------    --------   --------   --------      -------   --------   --------     --------    --------    --------
      1          $  3,150     $200,000   $200,000   $200,000      $ 1,761   $  1,895   $  2,030      $ 1,132    $ 1,266    $  1,401
      2             6,457      200,000    200,000    200,000        4,080      4,479      4,894        3,301      3,700       4,115
      3             9,930      200,000    200,000    200,000        6,356      7,170      8,050        5,428      6,241       7,121
      4            13,577      200,000    200,000    200,000        8,589      9,973     11,527        7,510      8,894      10,448
      5            17,406      200,000    200,000    200,000       10,777     12,891     15,361        9,548     11,663      14,132

      6            21,426      200,000    200,000    200,000       12,923     15,937     19,596       11,544     14,558      18,217
      7            25,647      200,000    200,000    200,000       15,027     19,115     24,278       13,522     17,610      22,773
      8            30,080      200,000    200,000    200,000       17,138     22,483     29,511       15,633     20,978      28,006
      9            34,734      200,000    200,000    200,000       19,273     26,072     35,380       17,768     24,567      33,875
     10            39,620      200,000    200,000    200,000       21,367     29,825     41,884       20,113     28,571      40,630

     15            67,972      200,000    200,000    200,000       31,050     51,254     86,776       31,050     51,254      86,776

     20           104,158      200,000    200,000    219,745       39,278     78,335    163,989       39,278     78,335     163,989

 25 (age 65)     $150,340     $200,000   $200,000   $363,527      $46,128   $114,078   $297,973      $46,128   $114,078    $297,973

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.



                                INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                       ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED     ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)        0%        6%       12%            0%         6%          12%
   ------      -----------     -------   -------   -------      ---------   ---------   ---------
      1          $  3,150      -62.27%   -57.79%   -53.29%      6,566.67%   6,566.67%   6,566.67%
      2             6,457      -33.79    -28.21    -22.65         668.03      668.03      668.03
      3             9,930      -23.24    -17.22    -11.26         267.20      267.20      267.20
      4            13,577      -17.89    -11.63     -5.46         153.63      153.63      153.63
      5            17,406      -14.70     -8.27     -1.98         103.51      103.51      103.51

      6            21,426      -12.58     -6.04      0.34          76.08       76.08       76.08
      7            25,647      -11.03     -4.40      2.03          59.05       59.05       59.05
      8            30,080       -9.63     -3.00      3.42          47.57       47.57       47.57
      9            34,734       -8.51     -1.89      4.51          39.36       39.36       39.36
     10            39,620       -7.42      0.89      5.45          33.24       33.24       33.24

     15            67,972       -4.80      1.61      7.84          17.17       17.17       17.17

     20           104,158       -4.24      2.48      8.84          10.46       10.46       11.22

 25 (age 65)     $150,340       -3.99%     3.09%     9.46%          6.90%       6.90%      10.71%

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                           INCENTIVE LIFE 2000
                EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                               MALE AGE 40
                               NON-SMOKER                 DEATH BENEFIT OPTION A
                        ASSUMING CURRENT CHARGES


                                      DEATH BENEFIT(2)                   POLICY ACCOUNT(2)               CASH SURRENDER VALUE(2)
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   END OF                      ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED    ------------------------------      -----------------------------     --------------------------------
    YEAR       PREMIUMS(1)       0%         6%         12%           0%        6%         12%          0%          6%          12%
   ------      -----------    --------   --------   --------      -------   --------   --------     --------    --------    --------
      1          $  3,150     $200,000   $200,000   $200,000      $ 1,758   $  1,893   $  2,027      $ 1,130    $ 1,264    $  1,399
      2             6,457      200,000    200,000    200,000        3,946      4,340      4,751        3,167      3,561       3,972
      3             9,930      200,000    200,000    200,000        6,078      6,873      7,735        5,149      5,945       6,806
      4            13,577      200,000    200,000    200,000        8,148      9,491     11,002        7,070      8,412       9,923
      5            17,406      200,000    200,000    200,000       10,160     12,199     14,585        8,931     10,970      13,356

      6            21,426      200,000    200,000    200,000       12,106     14,995     18,512       10,727     13,617      17,134
      7            25,647      200,000    200,000    200,000       13,984     17,882     22,820       12,480     16,377      21,315
      8            30,080      200,000    200,000    200,000       15,793     20,861     27,549       14,289     19,357      26,045
      9            34,734      200,000    200,000    200,000       17,531     23,937     32,746       16,026     22,432      31,241
     10            39,620      200,000    200,000    200,000       19,191     27,107     38,457       17,937     25,853      37,203

     15            67,972      200,000    200,000    200,000       26,094     44,363     76,902       26,094     44,363      76,902

     20           104,158      200,000    200,000    200,000       29,703     63,719    140,267       29,703     63,719     140,267

 25 (age 65)     $150,340     $200,000   $200,000   $300,064      $28,107    $84,919   $245,954      $28,107    $84,919    $245,954

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.



                                INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                       ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED     ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)        0%        6%       12%            0%         6%          12%
   ------      -----------     -------   -------   -------      ---------   ---------   ---------
      1          $  3,150      -62.35%   -57.87%   -53.38%      6,566.67%   6,566.67%   6,566.67%
      2             6,457      -35.73    -30.12    -24.54         668.03      668.03      668.03
      3             9,930      -25.43    -19.35    -13.33         267.20      267.20      267.20
      4            13,577      -20.08    -13.71     -7.46         153.63      153.63      153.63
      5            17,406      -16.81    -10.25     -3.84         103.51      103.51      103.51

      6            21,426      -14.64     -7.93     -1.41          76.08       76.08       76.08
      7            25,647      -13.05     -6.22      0.37          59.05       59.05       59.05
      8            30,080      -11.68     -4.80      1.81          47.57       47.57       47.57
      9            34,734      -10.66     -3.73      2.90          39.36       39.36       39.36
     10            39,620       -9.62     -2.72      3.88          33.24       33.24       33.24

     15            67,972       -7.18     -0.18      6.45          17.17       17.17       17.17

     20           104,158       -7.31      0.57      7.54          10.46       10.46       10.46

 25 (age 65)     $150,340       -8.75%     0.94%     8.24%          6.90%       6.90%       9.51%

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                          INCENTIVE LIFE 2000
                EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                               MALE AGE 40
                               NON-SMOKER            DEATH BENEFIT OPTION B-PLUS
                        ASSUMING CURRENT CHARGES


                                      DEATH BENEFIT(2)                   POLICY ACCOUNT(2)               CASH SURRENDER VALUE(2)
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   END OF                      ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED    ------------------------------      -----------------------------     --------------------------------
    YEAR       PREMIUMS(1)       0%         6%         12%           0%        6%         12%          0%          6%          12%
   ------      -----------    --------   --------   --------      -------   --------   --------     --------    --------    --------
      1          $  3,150     $201,756   $201,890   $202,025      $ 1,756   $  1,890   $  2,025      $ 1,128    $ 1,262    $  1,396
      2             6,458      204,067    204,464    204,879        4,067      4,464      4,879        3,288      3,686       4,100
      3             9,930      206,330    207,139    208,015        6,330      7,139      8,015        5,401      6,211       7,086
      4            13,577      208,543    209,918    211,462        8,543      9,918     11,462        7,464      8,839      10,383
      5            17,406      210,705    212,803    215,252       10,705     12,803     15,252        9,476     11,574      14,023

      6            21,426      212,819    215,803    219,426       12,819     15,803     19,426       11,440     14,424      18,047
      7            25,647      214,884    218,923    224,024       14,884     18,923     24,024       13,379     17,418      22,519
      8            30,080      216,946    222,217    229,145       16,946     22,217     29,145       15,441     20,713      27,640
      9            34,734      219,025    225,715    234,867       19,025     25,715     34,867       17,520     24,210      33,362
     10            39,620      221,052    229,354    241,182       21,052     29,354     41,182       19,798     28,100      39,928

     15            67,972      230,206    249,722    283,978       30,206     49,722     83,978       30,206     49,722      83,978

     20           104,158      237,411    274,203    354,707       37,411     74,203    154,707       37,411     74,203     154,707

 25 (age 65)     $150,340     $242,527   $304,233   $474,554      $42,527   $104,233   $274,554      $42,527   $104,233    $274,554

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.



                                INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                       ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED     ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)        0%        6%       12%            0%         6%          12%
   ------      -----------     -------   -------   -------      ---------   ---------   ---------
      1          $  3,150      -62.42%   -57.94%   -53.46%      6,625.21%   6,629.68%   6,634.17%
      2             6,458      -33.98    -28.40    -22.85         676.27      677.07      677.91
      3             9,930      -23.44    -17.44    -11.49         271.48      272.02      272.60
      4            13,577      -18.11    -11.86     -5.70         156.72      157.21      157.76
      5            17,406      -14.94     -8.52     -2.24         106.06      106.55      107.11

      6            21,426      -12.83     -6.30      0.07          78.33       78.83       79.44
      7            25,647      -11.29     -4.68      1.75          61.10       61.64       62.30
      8            30,080       -9.91     -3.28      3.13          49.49       50.06       50.79
      9            34,734       -8.80     -2.19      4.20          41.19       41.80       42.60
     10            39,620       -7.72     -1.19      5.14          35.00       35.65       36.53

     15            67,972       -5.17      1.24      7.47          18.70       19.59       20.99

     20           104,158       -4.75      1.98      8.35          11.84       12.99       15.03

 25 (age 65)     $150,340       -4.71%     2.44%     8.94%          8.15%       9.59%      12.35%

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                          INCENTIVE LIFE 2000
                EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                               MALE AGE 40
                               NON-SMOKER            DEATH BENEFIT OPTION B-PLUS
                        ASSUMING CURRENT CHARGES


                                      DEATH BENEFIT(2)                   POLICY ACCOUNT(2)               CASH SURRENDER VALUE(2)
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
   END OF                      ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED    ------------------------------      -----------------------------     --------------------------------
    YEAR       PREMIUMS(1)       0%         6%         12%           0%        6%         12%          0%          6%          12%
   ------      -----------    --------   --------   --------      -------   --------   --------     --------    --------    --------
      1          $  3,150     $201,754   $201,888   $202,023      $ 1,754   $  1,888   $  2,023      $ 1,125    $ 1,259    $  1,394
      2             6,458      203,931    204,324    204,733        3,931      4,324      4,733        3,153      3,545       3,954
      3             9,930      206,046    206,837    207,694        6,046      6,837      7,694        5,117      5,908       6,765
      4            13,577      208,093    209,425    210,924        8,093      9,425     10,924        7,014      8,346       9,845
      5            17,406      210,073    212,092    214,543       10,073     12,092     14,453        8,844     10,863      13,224

      6            21,426      211,979    214,832    218,303       11,979     14,832     18,303       10,600     13,453      16,925
      7            25,647      213,807    217,645    222,506       13,807     17,645     22,506       12,302     16,140      21,001
      8            30,080      215,555    220,531    227,093       15,555     20,531     27,093       14,050     19,026      25,588
      9            34,734      217,220    223,488    232,102       17,220     23,488     32,102       15,715     21,983      30,597
     10            39,620      218,795    226,513    237,568       18,795     26,513     37,568       17,541     25,259      36,314

     15            67,972      225,013    242,380    273,253       25,013     42,380     73,253       25,013     42,380      73,253

     20           104,158      227,294    258,244    327,661       27,294     58,244    127,661       27,294     58,244     127,661

 25 (age 65)     $150,340     $223,480   $271,363   $409,941      $23,480    $71,363   $209,941      $23,480    $71,363    $209,941

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.


                                INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                               ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                       ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED     ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)        0%        6%       12%            0%         6%          12%
   ------      -----------     -------   -------   -------      ---------   ---------   ---------
      1          $  3,150      -62.49%   -58.02%   -53.54%      6,625.14%   6,629.60%   6,634.09%
      2             6,458      -35.94    -30.35    -24.77         676.00      676.79      677.61
      3             9,930      -25.69    -19.61    -13.61         271.29      271.82      272.39
      4            13,577      -20.36    -14.01     -7.76         156.56      157.04      157.57
      5            17,406      -17.12    -10.57     -4.17         105.91      106.38      106.93

      6            21,426      -14.97     -8.27     -1.76          78.18       78.67       79.25
      7            25,647      -13.41     -6.58      0.00          60.96       61.47       62.10
      8            30,080      -12.06     -5.19      1.42          49.34       49.88       50.57
      9            34,734      -11.07     -4.14      2.49          41.03       41.60       42.36
     10            39,620      -10.05     -3.15      3.44          34.82       35.43       36.27

     15            67,972       -7.78     -0.75      5.88          18.46       19.27       20.57

     20           104,158       -8.30     -0.28      6.74          11.49       12.52       14.40

 25 (age 65)     $150,340      -10.74%    -0.38%     7.22%          7.62%       8.87%      11.45%

(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1994



                                                    INTERMEDIATE
                                        MONEY        GOVERNMENT        HIGH                             COMMON         EQUITY
                                        MARKET       SECURITIES       YIELD           BALANCED          STOCK          INDEX
                                       DIVISION       DIVISION       DIVISION         DIVISION         DIVISION       DIVISION
                                     ------------    -----------    -----------     ------------     ------------    -----------
ASSETS
Investments in shares of The
   Hudson River Trust -- at
   market value (Notes 2 and 9)
Cost: $138,079,624 ..............    $138,112,384
        31,003,727 ..............                    $28,266,864
        50,877,692 ..............                                   $50,004,589
       341,928,746 ..............                                                   $339,049,871
       814,398,039 ..............                                                                    $812,349,390
        31,724,933 ..............                                                                                    $31,325,647
Receivable (payable) for
   policy related
   transactions .................       4,109,267         49,140        (10,836)         (18,276)         622,866         21,063
                                     ------------    -----------    -----------     ------------     ------------    -----------
Total Assets ....................     142,221,651     28,316,004     49,993,753      339,031,595      812,972,256     31,346,710
                                     ------------    -----------    -----------     ------------     ------------    -----------
LIABILITIES
Payable (receivable) for
   purchases (sales) of shares of
   The Hudson River Trust .......       3,997,965         52,945         15,230          122,383          705,098         21,172
Amount retained by Equitable
   Variable in Separate Account
   FP (Note 6) ..................         727,601        608,984        523,622          493,647        1,260,957        200,135
                                     ------------    -----------    -----------     ------------     ------------    -----------
Total Liabilities ...............       4,725,566        661,929        538,852          616,030        1,966,055        221,307
                                     ------------    -----------    -----------     ------------     ------------    -----------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS ..............    $137,496,085    $27,654,075    $49,454,901     $338,415,565     $811,006,201    $31,125,403
                                     ============    ===========    ===========     ============     ============    ===========

See Notes to Financial Statements.


                                                                                                        ASSET ALLOCATION SERIES
                                                                                                      ----------------------------
                                                       AGGRESSIVE       GROWTH &       QUALITY         CONSERVATIVE       GROWTH
                                         GLOBAL          STOCK           INCOME          BOND           INVESTORS       INVESTORS
                                        DIVISION        DIVISION        DIVISION       DIVISION          DIVISION        DIVISION
                                      ------------    ------------     ----------    ------------     ------------    ------------
ASSETS
Investments in shares of The
   Hudson River Trust -- at
   market value (Notes 2 and 9)
Cost: $239,147,145 ..............     $242,277,425
       325,633,174 ..............                     $356,394,492
         7,040,082 ..............                                      $6,898,497
       137,464,263 ..............                                                    $121,943,063
       139,172,881 ..............                                                                     $130,405,184
       368,555,840 ..............                                                                                     $367,785,147
Receivable (payable) for
   policy related
   transactions .................          693,092      (1,580,927)       191,538          (6,487)         102,625         410,514
                                      ------------    ------------     ----------    ------------     ------------    ------------
Total Assets ....................      242,970,517     354,813,565      7,090,035     121,936,576      130,507,809     368,195,661
                                      ------------    ------------     ----------    ------------     ------------    ------------
LIABILITIES
Payable (receivable) for
   purchases (sales) of shares of
   The Hudson River Trust .......          592,036      (1,539,689)       191,896          (6,195)          91,960         493,712
Amount retained by Equitable
   Variable in Separate Account
   FP (Note 6) ..................          540,010         681,389        989,756       4,706,299          475,351         482,395
                                      ------------    ------------     ----------    ------------     ------------    ------------
Total Liabilities ...............        1,132,046        (858,300)     1,181,652       4,700,104          567,311         976,107
                                      ------------    ------------     ----------    ------------     ------------    ------------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS ..............     $241,838,471    $355,671,865     $5,908,383    $117,236,472     $129,940,498    $367,219,554
                                      ============    ============     ==========    ============     ============    ============

See Notes to Financial Statements.




                                     FSA-1

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,


                                                                      MONEY MARKET DIVISION
                                                             ----------------------------------------
                                                                1994           1993           1992
                                                             ----------     ----------     ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............    $5,368,883     $4,163,389     $4,686,996
   Expenses (Note 3):
     Mortality and expense risk charges .................       826,379        834,113        778,018
                                                             ----------     ----------     ----------
NET INVESTMENT INCOME ...................................     4,542,504      3,329,276      3,908,978
                                                             ----------     ----------     ----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
     Realized gain (loss) on investments ................        95,530       (339,754)      (136,115)
     Realized gain distribution from
       The Hudson River Trust ...........................          --             --             --
                                                             ----------     ----------     ----------
NET REALIZED GAIN (LOSS) ................................        95,530       (339,754)      (136,115)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................       (14,267)      (224,885)      (178,161)
     End of period ......................................        32,760        (14,267)      (224,885)
                                                             ----------     ----------     ----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................        47,027        210,618        (46,724)
                                                             ----------     ----------     ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................       142,557       (129,136)      (182,839)
                                                             ----------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................    $4,685,061     $3,200,140     $3,726,139
                                                             ==========     ==========     ==========

See Notes to Financial Statements.


                                                            INTERMEDIATE GOVERNMENT SECURITIES DIVISION
                                                            --------------------------------------------
                                                               1994             1993            1992
                                                            ------------     -----------     -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............   $  5,671,984     $14,930,827     $14,839,013
   Expenses (Note 3):
     Mortality and expense risk charges .................        527,675       1,470,325       1,569,627
                                                            ------------     -----------     -----------
NET INVESTMENT INCOME ...................................      5,144,309      13,460,502      13,269,386
                                                            ------------     -----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
     Realized gain (loss) on investments ................    (10,163,976)      3,999,846        (196,985)
     Realized gain distribution from
       The Hudson River Trust ...........................           --        11,449,074       4,721,432
                                                            ------------     -----------     -----------
NET REALIZED GAIN (LOSS) ................................    (10,163,976)     15,448,920       4,524,447
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................     (1,617,237)      1,966,231       6,448,937
     End of period ......................................     (2,736,863)     (1,617,237)      1,966,231
                                                            ------------     -----------     -----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................     (1,119,626)     (3,583,468)     (4,482,706)
                                                            ------------     -----------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................    (11,283,602)     11,865,452          41,741
                                                            ------------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................   $ (6,139,293)    $25,325,954     $13,311,127
                                                            ============     ===========     ===========

See Notes to Financial Statements.


                                                                  SHORT-TERM WORLD INCOME DIVISION
                                                              ---------------------------------------
                                                                1994*         1993           1992
                                                              ---------     ---------     -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............     $  81,851     $ 504,768     $   687,929
   Expenses (Note 3):
     Mortality and expense risk charges .................         2,373        27,415          33,520
                                                              ---------     ---------     -----------
NET INVESTMENT INCOME ...................................        79,478       477,353         654,409
                                                              ---------     ---------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
     Realized gain (loss) on investments ................      (115,812)     (645,029)       (347,915)
     Realized gain distribution from
       The Hudson River Trust ...........................          --            --              --
                                                              ---------     ---------     -----------
NET REALIZED GAIN (LOSS) ................................      (115,812)     (645,029)       (347,915)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................       (76,633)     (676,871)         (5,422)
     End of period ......................................          --         (76,633)       (676,871)
                                                              ---------     ---------     -----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................        76,633       600,238        (671,449)
                                                              ---------     ---------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................       (39,179)      (44,791)     (1,019,364)
                                                              ---------     ---------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................     $  40,299     $ 432,562     $  (364,955)
                                                              =========     =========     ===========

See Notes to Financial Statements.

*For the period January 1, 1994 through February 22, 1994 (date of substitution).




                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,



                                                                         HIGH YIELD DIVISION
                                                             ----------------------------------------
                                                                1994            1993          1992
                                                             -----------     ----------    ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............    $ 4,578,946     $4,488,259    $4,025,728
   Expenses (Note 3):
     Mortality and expense risk charges .................        305,522        285,992       248,485
                                                             -----------     ----------    ----------
NET INVESTMENT INCOME ...................................      4,273,424      4,202,267     3,777,243
                                                             -----------     ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................       (328,199)       107,852      (813,039)
   Realized gain distribution from
     The Hudson River Trust .............................           --        1,030,687          --
                                                             -----------     ----------    ----------
NET REALIZED GAIN (LOSS) ................................       (328,199)     1,138,539      (813,039)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................      4,734,999        763,746      (772,587)
     End of period ......................................       (873,103)     4,734,999       763,746
                                                             -----------     ----------    ----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................     (5,608,102)     3,971,253     1,536,333
                                                             -----------     ----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................     (5,936,301)     5,109,792       723,294
                                                             -----------     ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................    $(1,662,877)    $9,312,059    $4,500,537
                                                             ===========     ==========    ==========

See Notes to Financial Statements.


                                                                         BALANCED DIVISION
                                                            --------------------------------------------
                                                                1994             1993          1992
                                                            ------------     -----------    ------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............   $ 10,557,487     $10,062,862    $  9,484,792
   Expenses (Note 3):
     Mortality and expense risk charges .................      2,103,510       2,047,811       1,728,449
                                                            ------------     -----------    ------------
NET INVESTMENT INCOME ...................................      8,453,977       8,015,051       7,756,343
                                                            ------------     -----------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................        858,164       1,446,919         870,777
   Realized gain distribution from
     The Hudson River Trust .............................           --        20,280,817      21,249,123
                                                            ------------     -----------    ------------
NET REALIZED GAIN (LOSS) ................................        858,164      21,727,736      22,119,900
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................     37,960,661      30,072,900      68,832,284
     End of period ......................................     (2,878,875)     37,960,661      30,072,900
                                                            ------------     -----------    ------------
   Change in unrealized appreciation (depreciation)
     during the period ..................................    (40,839,536)      7,887,761     (38,759,384)
                                                            ------------     -----------    ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................    (39,981,372)     29,615,497     (16,639,484)
                                                            ------------     -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................   $(31,527,395)    $37,630,548    $ (8,883,141)
                                                            ============     ===========    ============

See Notes to Financial Statements.


                                                                       COMMON STOCK DIVISION
                                                            ---------------------------------------------
                                                                1994             1993            1992
                                                            ------------     ------------    ------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............   $ 11,755,355     $ 10,311,886    $  8,962,566
   Expenses (Note 3):
     Mortality and expense risk charges .................      4,741,008        4,005,102       3,127,993
                                                            ------------     ------------    ------------
NET INVESTMENT INCOME ...................................      7,014,347        6,306,784       5,834,573
                                                            ------------     ------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................        292,144        4,176,629      (2,382,465)
   Realized gain distribution from
     The Hudson River Trust .............................     43,936,280       85,777,775      34,335,116
                                                            ------------     ------------    ------------
NET REALIZED GAIN (LOSS) ................................     44,228,424       89,954,404      31,952,651
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................     71,350,568       22,647,989      46,299,874
     End of period ......................................     (2,048,649)      71,350,568      22,647,989
                                                            ------------     ------------    ------------
   Change in unrealized appreciation (depreciation)
     during the period ..................................    (73,399,217)      48,702,579     (23,651,885)
                                                            ------------     ------------    ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................    (29,170,793)     138,656,983       8,300,766
                                                            ------------     ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................   $(22,156,446)    $144,963,767    $ 14,135,339
                                                            ============     ============    ============

See Notes to Financial Statements.




                                     FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,



                                                              EQUITY
                                                               INDEX
                                                             DIVISION                   GLOBAL DIVISION
                                                             ---------     -----------------------------------------
                                                               1994*          1994            1993           1992
                                                             ---------     -----------     -----------    ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............    $ 596,180     $ 2,768,605     $ 1,060,406    $  392,650
   Expenses (Note 3):
     Mortality and expense risk charges .................      152,789       1,211,620         466,897       216,472
                                                             ---------     -----------     -----------    ----------
NET INVESTMENT INCOME ...................................      443,391       1,556,985         593,509       176,178
                                                             ---------     -----------     -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................       (6,949)      3,347,704       1,333,766       (31,023)
   Realized gain distribution from
     The Hudson River Trust .............................      134,154       4,821,242      11,642,904       267,304
                                                             ---------     -----------     -----------    ----------
NET REALIZED GAIN (LOSS) ................................      127,205       8,168,946      12,976,670       236,281
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................         --         7,062,877       2,783,724     3,523,568
     End of period ......................................     (399,286)      3,130,280       7,062,877     2,783,724
                                                             ---------     -----------     -----------    ----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................     (399,286)     (3,932,597)      4,279,153      (739,844)
                                                             ---------     -----------     -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................     (272,081)      4,236,349      17,255,823      (503,563)
                                                             ---------     -----------     -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................    $ 171,310     $ 5,793,334     $17,849,332    $ (327,385)
                                                             =========     ===========     ===========    ==========

See Notes to Financial Statements.

 *Commencement of operations on April 1.


                                                                                                                 GROWTH & INCOME
                                                                    AGGRESSIVE STOCK DIVISION                       DIVISION
                                                           ----------------------------------------------     ---------------------
                                                               1994             1993             1992           1994         1993**
                                                           ------------     ------------     ------------     ---------     -------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............  $    400,102     $    766,228     $  1,550,129     $ 108,492     $ 3,394
   Expenses (Note 3):
     Mortality and expense risk charges .................     1,944,639        1,757,109        1,620,545        19,204       1,833
                                                           ------------     ------------     ------------     ---------     -------
NET INVESTMENT INCOME ...................................    (1,544,537)        (990,881)         (70,416)       89,288       1,561
                                                           ------------     ------------     ------------     ---------     -------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................    (6,075,250)      35,696,507        8,236,284       (11,709)       (134)
   Realized gain distribution from
     The Hudson River Trust .............................          --         25,339,962       25,704,106          --          --
                                                           ------------     ------------     ------------     ---------     -------
NET REALIZED GAIN (LOSS) ................................    (6,075,250)      61,036,469       33,940,390       (11,709)       (134)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................    35,185,988       53,885,737       96,740,910          (904)       --
     End of period ......................................    30,761,318       35,185,988       53,885,737      (141,585)       (904)
                                                           ------------     ------------     ------------     ---------     -------
   Change in unrealized appreciation (depreciation)
     during the period ..................................    (4,424,670)     (18,699,749)     (42,855,173)     (140,681)       (904)
                                                           ------------     ------------     ------------     ---------     -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................   (10,499,920)      42,336,720       (8,914,783)     (152,390)     (1,038)
                                                           ------------     ------------     ------------     ---------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................  $(12,044,457)    $ 41,345,839     $ (8,985,199)    $ (63,102)    $   523
                                                           ============     ============     ============     =========     =======

See Notes to Financial Statements.

**Commencement of operations on October 1.




                                     FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,



                                                                QUALITY BOND DIVISION
                                                             ----------------------------
                                                                 1994            1993*
                                                             ------------     -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............    $  8,123,722     $ 1,221,840
   Expenses (Note 3):
     Mortality and expense risk charges .................         689,178         163,308
                                                             ------------     -----------
NET INVESTMENT INCOME ...................................       7,434,544       1,058,532
                                                             ------------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................        (410,697)           (106)
   Realized gain distribution from
     The Hudson River Trust .............................            --           130,973
                                                             ------------     -----------
NET REALIZED GAIN (LOSS) ................................        (410,697)        130,867
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................      (1,886,621)           --
     End of period ......................................     (15,521,200)     (1,886,621)
                                                             ------------     -----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................     (13,634,579)     (1,886,621)
                                                             ------------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................     (14,045,276)     (1,755,754)
                                                             ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................    $ (6,610,732)    $  (697,222)
                                                             ============     ===========

See Notes to Financial Statements.

*Commencement of operations on October 1.


                                                                     ASSET ALLOCATION SERIES
                                                            -------------------------------------------
                                                                  CONSERVATIVE INVESTORS DIVISION
                                                            -------------------------------------------
                                                                1994            1993           1992
                                                            ------------     ----------     -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............   $  6,205,574     $4,088,977     $ 3,499,270
   Expenses (Note 3):
     Mortality and expense risk charges .................        750,164        551,610         345,819
                                                            ------------     ----------     -----------
NET INVESTMENT INCOME ...................................      5,455,410      3,537,367       3,153,451
                                                            ------------     ----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................       (421,502)        91,739         (10,094)
   Realized gain distribution from
     The Hudson River Trust .............................           --        4,651,717       2,200,535
                                                            ------------     ----------     -----------
NET REALIZED GAIN (LOSS) ................................       (421,502)     4,743,456       2,190,441
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................      1,915,037      2,223,612       4,140,474
     End of period ......................................     (8,767,697)     1,915,037       2,223,612
                                                            ------------     ----------     -----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................    (10,682,734)      (308,575)     (1,916,862)
                                                            ------------     ----------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................    (11,104,236)     4,434,881         273,579
                                                            ------------     ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................   $ (5,648,826)    $7,972,248     $ 3,427,030
                                                            ============     ==========     ===========

See Notes to Financial Statements.


                                                                      ASSET ALLOCATION SERIES
                                                            --------------------------------------------
                                                                     GROWTH INVESTORS DIVISION
                                                            --------------------------------------------
                                                                1994             1993           1992
                                                            ------------     -----------     -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust ..............   $ 10,663,204     $ 5,922,228     $ 3,386,842
   Expenses (Note 3):
     Mortality and expense risk charges .................      1,995,747       1,274,117         670,800
                                                            ------------     -----------     -----------
NET INVESTMENT INCOME ...................................      8,667,457       4,648,111       2,716,042
                                                            ------------     -----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS (NOTE 2):
   Realized gain (loss) on investments ..................        241,591          52,392         187,420
   Realized gain distribution from
     The Hudson River Trust .............................           --        14,624,517       7,569,846
                                                            ------------     -----------     -----------
NET REALIZED GAIN (LOSS) ................................        241,591      14,676,909       7,757,266
   Unrealized appreciation (depreciation) on investments:
     Beginning of period ................................     20,567,604      12,746,740      15,687,285
     End of period ......................................       (770,693)     20,567,604      12,746,740
                                                            ------------     -----------     -----------
   Change in unrealized appreciation (depreciation)
     during the period ..................................    (21,338,297)      7,820,864      (2,940,545)
                                                            ------------     -----------     -----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS .......................................    (21,096,706)     22,497,773       4,816,721
                                                            ------------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ......................................   $(12,429,249)    $27,145,884     $ 7,532,763
                                                            ============     ===========     ===========

See Notes to Financial Statements.




                                     FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,


                                                    MONEY MARKET DIVISION
                                        ----------------------------------------------
                                            1994             1993             1992
                                        ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........    $  4,542,504     $  3,329,276     $  3,908,978
   Net realized gain (loss) ........          95,530         (339,754)        (136,115)
   Change in unrealized appreciation
     (depreciation) on investments .          47,027          210,618          (46,724)
                                        ------------     ------------     ------------
   Net increase (decrease)
     from operations ...............       4,685,061        3,200,140        3,726,139
                                        ------------     ------------     ------------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........      82,536,703       64,845,505       88,068,896
   Benefits and other policy related
     transactions (Note 5)..........     (32,432,771)     (31,747,197)     (38,311,621)
   Net transfers among divisions ...     (25,466,044)     (50,510,704)     (67,793,471)
                                        ------------     ------------     ------------
   Net increase (decrease) from
     policy related transactions ...      24,637,888      (17,412,396)     (18,036,196)
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....         (24,067)          92,890         (203,598)
                                        ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS ..      29,298,882      (14,119,366)     (14,513,655)
NET ASSETS, BEGINNING OF PERIOD ....     108,197,203      122,316,569      136,830,224
                                        ------------     ------------     ------------
NET ASSETS, END OF PERIOD ..........    $137,496,085     $108,197,203     $122,316,569
                                        ============     ============     ============

See Notes to Financial Statements.


                                         INTERMEDIATE GOVERNMENT SECURITIES DIVISION
                                       ------------------------------------------------
                                           1994              1993              1992
                                       -------------     -------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........   $   5,144,309     $  13,460,502     $ 13,269,386
   Net realized gain (loss) ........     (10,163,976)       15,448,920        4,524,447
   Change in unrealized appreciation
     (depreciation) on investments .      (1,119,626)       (3,583,468)      (4,482,706)
                                       -------------     -------------     ------------
   Net increase (decrease)
     from operations ...............      (6,139,293)       25,325,954       13,311,127
                                       -------------     -------------     ------------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........      18,915,140        26,598,113       22,081,588
   Benefits and other policy related
     transactions (Note 5)..........      (5,813,181)       (7,539,335)      (8,121,103)
   Net transfers among divisions ...    (125,116,319)     (180,916,946)      26,878,651
                                       -------------     -------------     ------------
   Net increase (decrease) from
     policy related transactions ...    (112,014,360)     (161,858,168)      40,839,136
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....          15,335           (69,330)        (127,134)
                                       -------------     -------------     ------------
INCREASE (DECREASE) IN NET ASSETS ..    (118,138,318)     (136,601,544)      54,023,129
NET ASSETS, BEGINNING OF PERIOD ....     145,792,393       282,393,937      228,370,808
                                       -------------     -------------     ------------
NET ASSETS, END OF PERIOD ..........   $  27,654,075     $ 145,792,393     $282,393,937
                                       =============     =============     ============

See Notes to Financial Statements.


                                            SHORT-TERM WORLD INCOME DIVISION
                                       -------------------------------------------
                                          1994*           1993            1992
                                       -----------     -----------     -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........   $    79,478     $   477,353     $   654,409
   Net realized gain (loss) ........      (115,812)       (645,029)       (347,915)
   Change in unrealized appreciation
     (depreciation) on investments .        76,633         600,238        (671,449)
                                       -----------     -----------     -----------
   Net increase (decrease)
     from operations ...............        40,299         432,562        (364,955)
                                       -----------     -----------     -----------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........        82,255       1,240,219       2,627,349
   Benefits and other policy related
     transactions (Note 5)..........      (139,016)       (822,325)     (1,006,650)
   Net transfers among divisions ...    (2,976,927)     (2,708,004)     (1,657,362)
                                       -----------     -----------     -----------
   Net increase (decrease) from
     policy related transactions ...    (3,033,688)     (2,290,110)        (36,663)
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....       (20,398)       (234,973)        149,435
                                       -----------     -----------     -----------
INCREASE (DECREASE) IN NET ASSETS ..    (3,013,787)     (2,092,521)       (252,183)
NET ASSETS, BEGINNING OF PERIOD ....     3,013,787       5,106,308       5,358,491
                                       -----------     -----------     -----------
NET ASSETS, END OF PERIOD ..........   $      --       $ 3,013,787     $ 5,106,308
                                       ===========     ===========     ===========

See Notes to Financial Statements.

*For the period January 1, 1994 through February 22, 1994 (date of substitution).




                                     FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,


                                                     HIGH YIELD DIVISION
                                        --------------------------------------------
                                           1994             1993            1992
                                        ------------     -----------     -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........    $  4,273,424     $ 4,202,267     $ 3,777,243
   Net realized gain (loss) ........        (328,199)      1,138,539        (813,039)
   Change in unrealized appreciation
     (depreciation) on investments .      (5,608,102)      3,971,253       1,536,333
                                        ------------     -----------     -----------
   Net increase (decrease)
     from operations ...............      (1,662,877)      9,312,059       4,500,537
                                        ------------     -----------     -----------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........      14,287,345      10,787,763       5,370,452
   Benefits and other policy related
     transactions (Note 5) .........      (7,162,537)     (5,179,424)     (3,291,125)
   Net transfers among divisions ...     (11,048,174)      1,006,671      (3,898,127)
                                        ------------     -----------     -----------
   Net increase (decrease) from
     policy related transactions ...      (3,923,366)      6,615,010      (1,818,800)
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....          16,028         (31,889)       (248,594)
                                        ------------     -----------     -----------
INCREASE (DECREASE) IN NET ASSETS ..      (5,570,215)     15,895,180       2,433,143
NET ASSETS, BEGINNING OF PERIOD ....      55,025,116      39,129,936      36,696,793
                                        ------------     -----------     -----------
NET ASSETS, END OF PERIOD ..........    $ 49,454,901     $55,025,116     $39,129,936
                                        ============     ===========     ===========

See Notes to Financial Statements.


                                                     BALANCED DIVISION
                                       ----------------------------------------------
                                           1994             1993             1992
                                       ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........   $  8,453,977     $  8,015,051     $  7,756,343
   Net realized gain (loss) ........        858,164       21,727,736       22,119,900
   Change in unrealized appreciation
     (depreciation) on investments .    (40,839,536)       7,887,761      (38,759,384)
                                       ------------     ------------     ------------
   Net increase (decrease)
     from operations ...............    (31,527,395)      37,630,548       (8,883,141)
                                       ------------     ------------     ------------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........     70,116,900       67,351,402       63,379,628
   Benefits and other policy related
     transactions (Note 5) .........    (45,655,363)     (44,497,967)     (40,544,283)
   Net transfers among divisions ...    (19,954,097)      (6,834,099)       6,188,919
                                       ------------     ------------     ------------
   Net increase (decrease) from
     policy related transactions ...      4,507,440       16,019,336       29,024,264
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....         47,322          256,506         (357,962)
                                       ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS ..    (26,972,633)      53,906,390       19,783,161
NET ASSETS, BEGINNING OF PERIOD ....    365,388,198      311,481,808      291,698,647
                                       ------------     ------------     ------------
NET ASSETS, END OF PERIOD ..........   $338,415,565     $365,388,198     $311,481,808
                                       ============     ============     ============

See Notes to Financial Statements.


                                                 COMMON STOCK DIVISION
                                      ----------------------------------------------
                                          1994             1993              1992
                                      ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........  $  7,014,347     $  6,306,784     $  5,834,573
   Net realized gain (loss) ........    44,228,424       89,954,404       31,952,651
   Change in unrealized appreciation
     (depreciation) on investments .   (73,399,217)      48,702,579      (23,651,885)
                                      ------------     ------------     ------------
   Net increase (decrease)
     from operations ...............   (22,156,446)     144,963,767       14,135,339
                                      ------------     ------------     ------------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........   171,525,812      124,210,476      108,161,996
   Benefits and other policy related
     transactions (Note 5) .........   (93,481,219)     (77,837,895)     (67,400,166)
   Net transfers among divisions ...    19,730,410       (9,498,455)      (7,520,965)
                                      ------------     ------------     ------------
   Net increase (decrease) from
     policy related transactions ...    97,775,003       36,874,126       33,240,865
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....        44,948         (124,376)        (264,131)
                                      ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS ..    75,663,505      181,713,517       47,112,073
NET ASSETS, BEGINNING OF PERIOD ....   735,342,696      553,629,179      506,517,107
                                      ------------     ------------     ------------
NET ASSETS, END OF PERIOD ..........  $811,006,201     $735,342,696     $553,629,179
                                      ============     ============     ============

See Notes to Financial Statements.




                                     FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,


                                           EQUITY
                                           INDEX
                                          DIVISION                    GLOBAL DIVISION
                                        -----------     ---------------------------------------------
                                           1994*            1994             1993             1992
                                        -----------     ------------     ------------     -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........    $   443,391     $  1,556,985     $    593,509     $   176,178
   Net realized gain (loss) ........        127,205        8,168,946       12,976,670         236,281
   Change in unrealized appreciation
     (depreciation) on investments .       (399,286)      (3,932,597)       4,279,153        (739,844)
                                        -----------     ------------     ------------     -----------
   Net increase (decrease)
     from operations ...............        171,310        5,793,334       17,849,332        (327,385)
                                        -----------     ------------     ------------     -----------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........        690,540       77,766,997       25,508,452      13,671,349
   Benefits and other policy related
     transactions (Note 5) .........       (472,818)     (23,371,745)      (8,931,159)     (6,376,660)
   Net transfers among divisions ...     30,736,505       47,610,957       59,544,080       2,213,524
                                        -----------     ------------     ------------     -----------
   Net increase (decrease) from
     policy related transactions ...     30,954,227      102,006,209       76,121,373       9,508,213
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....           (134)         (17,737)           4,085          10,523
                                        -----------     ------------     ------------     -----------
INCREASE (DECREASE) IN NET ASSETS ..     31,125,403      107,781,806       93,974,790       9,191,351
NET ASSETS, BEGINNING OF PERIOD ....           --        134,056,665       40,081,875      30,890,524
                                        -----------     ------------     ------------     -----------
NET ASSETS, END OF PERIOD ..........    $31,125,403     $241,838,471     $134,056,665     $40,081,875
                                        ===========     ============     ============     ===========

See Notes to Financial Statements.

 *Commencement of operations on April 1.


                                                                                              GROWTH & INCOME
                                                  AGGRESSIVE STOCK DIVISION                       DIVISION
                                       ----------------------------------------------     -----------------------
                                           1994             1993             1992            1994         1993**
                                       ------------     ------------     ------------     ----------     --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........   $ (1,544,537)    $   (990,881)    $    (70,416)    $   89,288     $  1,561
   Net realized gain (loss) ........     (6,075,250)      61,036,469       33,940,390        (11,709)        (134)
   Change in unrealized appreciation
     (depreciation) on investments .     (4,424,670)     (18,699,749)     (42,855,173)      (140,681)        (904)
                                       ------------     ------------     ------------     ----------     --------
   Net increase (decrease)
     from operations ...............    (12,044,457)      41,345,839       (8,985,199)       (63,102)         523
                                       ------------     ------------     ------------     ----------     --------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........    101,932,221       77,930,596       67,361,634      2,953,965      182,381
   Benefits and other policy related
     transactions (Note 5) .........    (48,604,650)     (39,462,340)     (33,003,929)      (481,430)      (6,581)
   Net transfers among divisions ...      4,346,636      (73,890,214)      12,011,802      3,033,230      279,153
                                       ------------     ------------     ------------     ----------     --------
   Net increase (decrease) from
     policy related transactions ...     57,674,207      (35,421,958)      46,369,507      5,505,765      454,953
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE IN
   SEPARATE ACCOUNT FP (Note 6) ....         35,791           (2,220)         (34,456)         6,113        4,131
                                       ------------     ------------     ------------     ----------     --------
INCREASE (DECREASE) IN NET ASSETS ..     45,665,541        5,921,661       37,349,852      5,448,776      459,607
NET ASSETS, BEGINNING OF PERIOD ....    310,006,324      304,084,663      266,734,811        459,607         --
                                       ------------     ------------     ------------     ----------     --------
NET ASSETS, END OF PERIOD ..........   $355,671,865     $310,006,324     $304,084,663     $5,908,383     $459,607
                                       ============     ============     ============     ==========     ========

See Notes to Financial Statements.

**Commencement of operations on October 1.




                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,


                                                                                     ASSET ALLOCATION SERIES
                                                                          ---------------------------------------------
                                            QUALITY BOND DIVISION                CONSERVATIVE INVESTORS DIVISION
                                        -----------------------------     ---------------------------------------------
                                            1994             1993*            1994             1993            1992
                                        ------------     ------------     ------------     ------------     -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........    $  7,434,544     $  1,058,532     $  5,455,410     $  3,537,367     $ 3,153,451
   Net realized gain (loss) ........        (410,697)         130,867         (421,502)       4,743,456       2,190,441
   Change in unrealized appreciation
     (depreciation) on investments .     (13,634,579)      (1,886,621)     (10,682,734)        (308,575)     (1,916,862)
                                        ------------     ------------     ------------     ------------     -----------
   Net increase (decrease)
     from operations ...............      (6,610,732)        (697,222)      (5,648,826)       7,972,248       3,427,030
                                        ------------     ------------     ------------     ------------     -----------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........        (850,240)         181,283       48,492,315       43,782,002      22,620,423
   Benefits and other policy related
     transactions (Note 5) .........      (2,891,278)        (441,626)     (21,612,430)     (17,644,077)     (9,193,400)
   Net transfers among divisions ...      25,765,197      100,786,909       (2,076,793)       6,165,330       6,845,573
                                        ------------     ------------     ------------     ------------     -----------
   Net increase (decrease) from
     policy related transactions ...      23,724,159      100,526,566       24,803,092       32,303,255      20,272,596
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE
   IN SEPARATE ACCOUNT FP (Note 6) .         255,654           38,047           22,600           18,535        (201,980)
                                        ------------     ------------     ------------     ------------     -----------
INCREASE (DECREASE) IN NET ASSETS ..      17,369,081       99,867,391       19,176,866       40,294,038      23,497,646
NET ASSETS, BEGINNING OF PERIOD ....      99,867,391             --        110,763,632       70,469,594      46,971,948
                                        ------------     ------------     ------------     ------------     -----------
NET ASSETS, END OF PERIOD ..........    $117,236,472     $ 99,867,391     $129,940,498     $110,763,632     $70,469,594
                                        ============     ============     ============     ============     ===========

See Notes to Financial Statements.

*Commencement of operations on October 1.


                                                 ASSET ALLOCATION SERIES
                                      ----------------------------------------------
                                                GROWTH INVESTORS DIVISION
                                      ----------------------------------------------
                                          1994             1993             1992
                                      ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income ...........  $  8,667,457     $  4,648,111     $  2,716,042
   Net realized gain (loss) ........       241,591       14,676,909        7,757,266
   Change in unrealized appreciation
     (depreciation) on investments .   (21,338,297)       7,820,864       (2,940,545)
                                      ------------     ------------     ------------
   Net increase (decrease)
     from operations ...............   (12,429,249)      27,145,884        7,532,763
                                      ------------     ------------     ------------
FROM POLICY RELATED TRANSACTIONS:
   Net premiums (Note 4) ...........   139,140,391      105,136,825       58,021,833
   Benefits and other policy related
     transactions (Note 5) .........   (54,863,821)     (36,431,873)     (20,773,734)
   Net transfers among divisions ...    20,294,785       30,908,183       21,968,817
                                      ------------     ------------     ------------
   Net increase (decrease) from
     policy related transactions ...   104,571,355       99,613,135       59,216,916
NET (INCREASE) DECREASE IN AMOUNT
   RETAINED BY EQUITABLE VARIABLE
   IN SEPARATE ACCOUNT FP (Note 6) .        15,372          (27,455)        (145,201)
                                      ------------     ------------     ------------
INCREASE (DECREASE) IN NET ASSETS ..    92,157,478      126,731,564       66,604,478
NET ASSETS, BEGINNING OF PERIOD ....   275,062,076      148,330,512       81,726,034
                                      ------------     ------------     ------------
NET ASSETS, END OF PERIOD ..........  $367,219,554     $275,062,076     $148,330,512
                                      ============     ============     ============

See Notes to Financial Statements.





                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS


1. Equitable Variable Life Insurance Company (Equitable Variable), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable), established Separate Account FP (Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of twelve investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division, the Global Division, the Aggressive Stock Division, the Conservative Investors Division, the Growth Investors Division, the Growth & Income Division, the Quality Bond Division and the Equity Index Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account supports the operations of Incentive Life(TM), flexible premium variable life insurance policies, Incentive Life 2000(TM), flexible premium variable life insurance policies, Champion 2000(TM), modified premium variable whole life insurance policies, Survivorship 2000(TM), flexible premium joint survivorship variable life insurance policies and SP-Flex(TM), variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. All Policies are issued by Equitable Variable. The assets of the Account are the property of Equitable Variable. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Variable may conduct.

    Under the Policies, policyowners may allocate amounts in their individual accounts to the Divisions of the Account. Some policies permit amounts to be allocated to options other than the Account. Net transfers out of the Account of $35,120,632, $125,668,098 and $4,762,639 for 1994, 1993 and 1992,
    respectively, are included in Net Transfers Among Divisions. The net assets of any Division of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Division. Additional assets are set aside in Equitable Variable's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  The significant accounting policies of the Account are as follows:

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable. Under the provisions of the Policies, Equitable Variable has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3. Under the Policies, Equitable Variable assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000 and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, and 0.85% for SP-Flex policyowners. Under SP-Flex, Equitable Variable also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

    Under   Incentive  Life  and  the  Series  2000   Policies,   mortality  and
    administrative costs are charged in a different manner than SP-Flex policies (see Notes 4 and 5).

4. Before amounts are allocated to the Account for Incentive Life and the Series 2000 Policies, Equitable Variable deducts state and local premium taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. However, before any additional premiums under SP-Flex are allocated to the Account, an administrative charge is deducted.





                                     FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


5. The amounts attributable to Incentive Life and the Series 2000 policyowners' accounts are charged monthly by Equitable Variable for mortality and administrative costs. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

6. The amount retained by Equitable Variable in the Account arise principally from (1) contributions from Equitable Variable, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts retained by Equitable Variable in the Account may be transferred at any time by Equitable Variable to its General Account.

    The following table shows the surplus contributions (withdrawals) by investment division:


    INVESTMENT DIVISION                              1994              1993
    -------------------                              ----              ----

    Common Stock                                         --                --
    Money Market                                         --         $ 1,145,000
    Balanced                                             --                --
    Aggressive Stock                                     --                --
    High Yield                                           --             330,000
    Global                                               --          (6,895,000)
    Conservative Investors                               --             575,000
    Growth Investors                                     --             130,000
    Short-Term World Income                       $(5,165,329)             --
    Intermediate Government Securities                   --                --
    Growth & Income                                      --           1,000,000
    Quality Bond                                         --           5,000,000
    Equity Index                                      200,000              --
                                                  -----------       -----------
                                                  $(4,965,329)      $ 1,285,000
                                                  ===========       ===========


    There were net withdrawals of $14,970,000 by Equitable Variable in 1992.

7. Equitable Variable has entered into a Distribution and Servicing Agreement with Equitable and Equico Securities Inc. (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable.

    Equitable Variable also has entered into an agreement with Equitable under which Equitable performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

8. On February 22, 1994, Equitable Variable, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was
    $2,192,109. The 1994 Short-Term World Income Division statement of operations and statement of changes in net assets relate to the period from January 1, 1994 to February 22, 1994 (date of substitution). The Short-Term World Income Division is not available for future investments.

9. The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000 and Champion 2000 policyowners are different to Survivorship 2000 and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3).

    The tables on the following pages show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy which commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.





                                     FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

RATES OF RETURN:

INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000
-------------------
AND CHAMPION 2000*
-----------------

                                                        YEARS ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------    JANUARY 26(a) TO
MONEY MARKET DIVISION         1994      1993      1992       1991      1990      1989      1988       1987    DECEMBER 31, 1986
---------------------         ----      ----      ----       ----      ----      ----      ----       ----    -----------------
Gross return..............    4.02 %    3.00 %    3.56 %     6.18 %    8.24 %    9.18 %    7.32 %     6.63 %        6.05 %
Net return................    3.39 %    2.35 %    2.94 %     5.55 %    7.59 %    8.53 %    6.68 %     5.99 %        5.47 %

INTERMEDIATE
GOVERNMENT           YEARS ENDED DECEMBER 31,
SECURITIES        -------------------------------   APRIL 1(a) TO
DIVISION             1994      1993      1992     DECEMBER 31, 1991
-----------          ----      ----      ----     -----------------
Gross return.....   (4.37)%   10.58 %    5.60 %        12.26 %
Net return.......   (4.95)%    9.88 %    4.96 %        11.60 %

SHORT-TERM         YEARS ENDED DECEMBER 31,
WORLD INCOME    -------------------------------   APRIL 1(a) TO
DIVISION           1994      1993      1992     DECEMBER 31, 1991
--------           ----      ----      ----     -----------------
Gross return...    --        4.81 %   (2.96)%        3.19 %
Net return.....    --        4.14 %   (3.54)%        2.74 %

                                                        YEARS ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------     JANUARY 26(a) TO
HIGH YIELD DIVISION           1994      1993      1992       1991      1990      1989      1988       1987     DECEMBER 31, 1986
-------------------           ----      ----      ----       ----      ----      ----      ----       ----     ------------------
Gross return..............   (2.79)%   23.15 %    12.31 %   24.46 %   (1.12)%    5.13 %    9.73 %     4.68 %           --
Net return................   (3.37)%   22.41 %    11.64 %   23.72 %   (1.71)%    4.50 %    9.08 %     4.05 %           --

BALANCED DIVISION
-----------------
Gross return..............   (8.02)%   12.28 %    (2.84)%   41.26 %    0.24 %   25.83 %   13.27 %    (0.85)%         29.07 %
Net return................   (8.57)%   11.64 %    (3.42)%   40.42 %   (0.36)%   25.08 %   12.59 %    (1.45)%         28.34 %

COMMON STOCK DIVISION
---------------------
Gross return..............   (2.14)%   24.84 %    3.22 %    37.88 %   (8.12)%   25.59 %   22.43 %     7.49 %         15.65 %
Net return................   (2.73)%   24.08 %    2.60 %    37.06 %   (8.67)%   24.84 %   21.70 %     6.84 %         15.01 %

                             MARCH 31(a) TO
EQUITY INDEX DIVISION      DECEMBER 31, 1994
---------------------      ------------------
Gross return..............      1.08 %
Net return................      0.58 %

                                                        YEARS ENDED DECEMBER 31,
                           -------------------------------------------------------------------------------     AUGUST 31(a) TO
GLOBAL DIVISION               1994        1993        1992       1991        1990       1989        1988      DECEMBER 31, 1987
---------------               ----        ----        ----       ----        ----       ----        ----      ------------------
Gross return..............    5.23 %     32.09 %     (0.50)%    30.55 %     (6.07)%    26.93 %     10.88 %         (13.27)%
Net return................    4.60 %     31.33 %     (1.10)%    29.77 %     (6.63)%    26.17 %     10.22 %         (13.45)%

                                                        YEARS ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------    JANUARY 26(a) TO
AGGRESSIVE STOCK DIVISION     1994      1993      1992       1991      1990      1989      1988       1987     DECEMBER 31, 1986
-------------------------     ----      ----      ----       ----      ----      ----      ----       ----     ------------------
Gross return..............   (3.81)%   16.77 %   (3.16)%    86.86 %    8.17 %   43.50 %    1.17 %     7.31 %         35.88 %
Net return................   (4.39)%   16.05 %   (3.74)%    85.75 %    7.51 %   42.64 %    0.53 %     6.66 %         35.13 %

                               YEAR ENDED         OCTOBER 1(a) TO
GROWTH & INCOME DIVISION   DECEMBER 31, 1994     DECEMBER 31, 1993
------------------------   ------------------    ------------------
Gross return..............      (0.58)%               (0.25)%
Net return................      (1.17)%               (0.41)%

                              YEAR ENDED         OCTOBER 1(a) TO
QUALITY BOND DIVISION     DECEMBER 31, 1994     DECEMBER 31, 1993
---------------------     -----------------     -----------------
Gross return..............     (5.10)%               (0.51)%
Net return................     (5.67)%               (0.66)%

ASSET ALLOCATION SERIES
-----------------------                 YEARS ENDED DECEMBER 31,
CONSERVATIVE               -------------------------------------------------         OCTOBER 2(a) TO
INVESTORS DIVISION            1994      1993      1992       1991      1990         DECEMBER 31, 1989
------------------            ----      ----      ----       ----      ----         ------------------
Gross return..............   (4.10)%   10.76 %    5.72 %    19.87 %    6.37 %             3.09 %
Net return................   (4.67)%   10.15 %    5.09 %    19.16 %    5.73 %             2.94 %

GROWTH INVESTORS DIVISION
-------------------------
Gross return..............   (3.15)%   15.26 %    4.90 %    48.89 %   10.66 %             3.98 %
Net return................   (3.73)%   14.58 %    4.27 %    48.01 %   10.00 %             3.82 %

*Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

RATES OF RETURN:

SP-FLEX
-------

                                                          YEARS ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------    AUGUST 31(a) TO
MONEY MARKET DIVISION          1994        1993        1992         1991        1990        1989         1988     DECEMBER 31, 1987
---------------------          ----        ----        ----         ----        ----        ----         ----     -----------------
Gross return..............     4.02 %      3.00 %      3.56 %       6.17 %      8.24 %      9.18 %       7.32 %         2.15 %
Net return................     2.17 %      1.13 %      1.71 %       4.29 %      6.30 %      7.24 %       5.41 %         1.62 %

                                 YEARS ENDED DECEMBER 31,
INTERMEDIATE GOVERNMENT    -----------------------------------          APRIL 1(a) TO
SECURITIES DIVISION            1994        1993        1992           DECEMBER 31, 1991
-------------------            ----        ----        ----           ------------------
Gross return..............    (4.37)%     10.58 %      5.60 %              12.10 %
Net return................    (6.08)%      8.57 %      3.71 %              10.59 %

                                 YEARS ENDED DECEMBER 31,
SHORT-TERM                 ----------------------------------           APRIL 1(a) TO
WORLD INCOME DIVISION          1994        1993        1992           DECEMBER 31, 1991
---------------------          ----        ----        ----           ------------------
Gross return..............     --          4.81 %     (2.95)%               3.20 %
Net return................     --          2.90 %     (4.69)%               1.81 %

                                                          YEARS ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------------     AUGUST 31(a) TO
                               1994        1993        1992         1991        1990        1989         1988     DECEMBER 31, 1987
                               ----        ----        ----         ----        ----        ----         ----     -----------------
HIGH YIELD DIVISION
-------------------
Gross return..............    (2.79)%     23.15 %     12.31 %      24.46 %     (1.12)%      5.13 %       9.73 %         1.95 %
Net return................    (4.52)%     20.96 %     10.30 %      22.25 %     (2.89)%      3.26 %       7.78 %         1.39 %

BALANCED DIVISION
-----------------
Gross return..............    (8.02)%     12.28 %     (2.83)%      41.27 %      0.24 %     25.83 %      13.27 %       (20.26)%
Net return................    (9.66)%     10.31 %     (4.57)%      38.75 %     (1.56)%     23.59 %      11.25 %       (20.71)%

COMMON STOCK DIVISION
---------------------
Gross return..............    (2.14)%     24.84 %      3.23 %      37.87 %     (8.12)%     25.59 %      22.43 %       (22.57)%
Net return................    (3.88)%     22.60 %      1.38 %      35.43 %     (9.76)%     23.36 %      20.26 %       (23.00)%

GLOBAL DIVISION
---------------
Gross return..............     5.23 %     32.09 %     (0.50)%      30.55 %     (6.07)%     26.93 %      10.88 %       (11.40)%
Net return................     3.36 %     29.77 %     (2.28)%      28.23 %     (7.75)%     24.67 %       8.90 %       (11.86)%

AGGRESSIVE STOCK DIVISION
-------------------------
Gross return..............    (3.81)%     16.77 %     (3.16)%      86.86 %      8.17 %     43.50 %       1.17 %       (24.28)%
Net return................    (5.53)%     14.67 %     (4.89)%      83.54 %      6.23 %     40.95 %      (0.66)%       (24.68)%

                              SEPTEMBER 1(a) TO
GROWTH & INCOME DIVISION      DECEMBER 31, 1994
------------------------      ------------------
Gross return..............         (3.40)%
Net return................         (3.55)%

QUALITY BOND DIVISION
---------------------
Gross return..............         (2.20)%
Net return................         (2.35)%

EQUITY INDEX DIVISION
---------------------
Gross return..............         (2.54)%
Net return................         (2.69)%


ASSET ALLOCATION SERIES
-----------------------             SEPTEMBER 1(a) TO
CONSERVATIVE INVESTORS DIVISION     DECEMBER 31, 1994
-------------------------------    -------------------
Gross return..................           (1.83)%
Net return....................           (1.98)%

GROWTH INVESTORS DIVISION
-------------------------
Gross return..................           (3.16)%
Net return....................           (3.31)%

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                           YEARS ENDED DECEMBER 31,      AUGUST 17(a) TO
                           -------------------------      DECEMBER 31,
MONEY MARKET DIVISION          1994        1993               1992
---------------------          ----        ----               ----
Gross return..............     4.02 %      3.00 %             1.11 %
Net return................     3.08 %      2.04 %             0.77 %

INTERMEDIATE GOVERNMENT
SECURITIES DIVISION
-------------------
Gross return..............    (4.37)%     10.58 %             0.90 %
Net return................    (5.23)%      9.55 %             0.56 %

SHORT-TERM
WORLD INCOME DIVISION
---------------------
Gross return..............     --          4.81 %            (4.34)%
Net return................     --          3.83 %            (4.66)%

HIGH YIELD DIVISION
-------------------
Gross return..............    (2.79)%     23.15 %             1.84 %
Net return................    (3.66)%     22.04 %             1.50 %

BALANCED DIVISION
-----------------
Gross return..............    (8.02)%     12.28 %             5.37 %
Net return................    (8.84)%     11.30 %             5.02 %

COMMON STOCK DIVISION
---------------------
Gross return..............    (2.14)%     24.84 %             5.28 %
Net return................    (3.02)%     23.70 %             4.93 %

GLOBAL DIVISION
---------------
Gross return..............     5.23 %     32.09 %             4.87 %
Net return................     4.29 %     30.93 %             4.52 %

AGGRESSIVE STOCK DIVISION
-------------------------
Gross return..............    (3.81)%     16.77 %            11.49 %
Net return................    (4.68)%     15.70 %            11.11 %

                              YEAR ENDED     YEAR ENDED
                             DECEMBER 31,   DECEMBER 31,
GROWTH & INCOME DIVISION         1994           1993
------------------------         ----           ----
Gross return..............      (0.58)%        (0.25)%
Net return................      (1.47)%        (0.48)%

QUALITY BOND DIVISION
---------------------
Gross return..............      (5.10)%        (0.51)%
Net return................      (5.95)%        (0.73)%

                            MARCH 1(a) TO
                             DECEMBER 31,
                            -------------
EQUITY INDEX DIVISION            1994
---------------------            ----
Gross return..............       1.08 %
Net return................       0.33 %

ASSET ALLOCATION SERIES
-----------------------    YEARS ENDED DECEMBER 31,    AUGUST 17(a) TO
CONSERVATIVE               -------------------------     DECEMBER 31,
INVESTORS DIVISION             1994        1993              1992
------------------             ----        ----              ----
Gross return..............    (4.10)%     10.76 %            1.38 %
Net return................    (4.96)%      9.81 %            1.04 %

GROWTH INVESTORS DIVISION
-------------------------
Gross return..............    (3.15)%     15.26 %            6.89 %
Net return................    (4.02)%     14.24 %            6.53 %

(a) Date as of which net premiums under the policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.


                                     FSA-14

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account FP of Equitable Variable Life Insurance Company

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, High Yield Division, Balanced Division, Common Stock Division, Equity Index Division, Global Division, Aggressive Stock Division, Growth & Income Division, Quality Bond Division, Conservative Investors Division and Growth Investors Division, separate investment divisions of Equitable Variable Life Insurance Company (the "Company") Separate Account FP at December 31, 1994 and the results of each of their operations and the changes in each of their net assets for each of the two years in the period then ended (for Growth & Income Division for the year then ended and for the period October 1, 1993 (commencement of operations) through December 31, 1993, for Short-Term World Income Division for the period January 1, 1994 through February 22, 1994 (date of substitution) and the year ended December 31, 1993 and for Equity Index Division for the period April 1, 1994 (commencement of operations) through December 31, 1994), in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1994 with the transfer agent, provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP

New York, NY
February 8, 1995




                                     FSA-15

INDEPENDENT AUDITORS' REPORT

Equitable Variable Life Insurance Company:

We have audited the statements of operations and changes in net assets for the year ended December 31, 1992 of the Aggressive Stock, High Yield, Global, Common Stock, Balanced, Money Market, Conservative Investors, Growth Investors, Intermediate Government Securities, and Short-Term World Income Divisions of Separate Account FP of Equitable Variable Life Insurance Company. These financial statements are the responsibility of Equitable Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and the changes in net assets of the Divisions of Separate Account FP of Equitable Variable Life Insurance Company for the year ended December 31, 1992 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

New York, New York
February 16, 1993



                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1994 AND 1993

                                                                                    1994          1993
                                                                                  ---------     ---------
                                                                                       (IN MILLIONS)
ASSETS
Investments:
   Fixed maturities:
     Held to maturity, at amortized cost ......................................   $ 2,008.5     $ 2,229.9
     Available for sale, at estimated fair value ..............................     2,138.8       2,402.3
   Policy loans ...............................................................     1,185.2       1,087.3
   Mortgage loans on real estate ..............................................       888.5       1,059.5
   Equity real estate .........................................................       641.0         613.6
   Other equity investments ...................................................       239.1         307.3
   Other invested assets ......................................................       107.8          87.6
                                                                                  ---------     ---------
     Total investments ........................................................     7,208.9       7,787.5
Cash and cash equivalents .....................................................       182.3          98.0
Deferred policy acquisition costs .............................................     2,077.1       1,946.7
Other assets ..................................................................       240.7         214.0
Separate Accounts assets ......................................................     3,345.3       3,048.7
                                                                                  ---------     ---------
TOTAL ASSETS ..................................................................   $13,054.3     $13,094.9
                                                                                  =========     =========

LIABILITIES
Policyholders' account balances ...............................................   $ 7,340.0     $ 7,614.7
Future policy benefits and other policyholders' liabilities ...................       509.4         475.2
Other liabilities .............................................................       441.1         540.7
Separate Accounts liabilities .................................................     3,314.9       3,011.6
                                                                                  ---------     ---------
     Total liabilities ........................................................    11,605.4      11,642.2
                                                                                  ---------     ---------
Commitments and contingencies (Notes 7, 9, 10 and 11)

SHAREHOLDER'S EQUITY
Common stock, par value $1 per share;
   5.0 million shares authorized, 1.5 million shares issued and outstanding....         1.5           1.5
Capital in excess of par value ................................................     1,355.7       1,305.7
Retained earnings .............................................................       165.5         129.5
Net unrealized investment (losses) gains ......................................       (72.6)         22.3
Minimum pension liability .....................................................        (1.2)         (6.3)
                                                                                  ---------     ---------
     Total shareholder's equity ...............................................     1,448.9       1,452.7
                                                                                  ---------     ---------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ....................................   $13,054.3     $13,094.9
                                                                                  =========     =========

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                             1994         1993        1992
                                                                           --------     --------    --------
                                                                                     (IN MILLIONS)
REVENUES
   Universal life and investment-type product policy fee income ........   $  552.6     $  485.2    $  425.0
   Premiums ............................................................       40.1         46.9        50.8
   Net investment income ...............................................      526.8        557.6       574.5
   Investment (losses) gains, net ......................................       (4.6)         1.5       (54.0)
   Other income ........................................................        2.9          3.0         5.5
                                                                           --------     --------    --------
     Total revenues ....................................................    1,117.8      1,094.2     1,001.8
                                                                           --------     --------    --------

BENEFITS AND OTHER DEDUCTIONS
   Interest credited to policyholders' account balances ................      389.3        439.2       510.6
   Policyholders' benefits .............................................      242.3        251.0       247.5
   Other operating costs and expenses ..................................      413.8        356.7       306.5
                                                                           --------     --------    --------
        Total benefits and other deductions ............................    1,045.4      1,046.9     1,064.6
                                                                           --------     --------    --------
Earnings (loss) before Federal income taxes and cumulative
   effect of accounting changes ........................................       72.4         47.3       (62.8)
Federal income tax expense (benefit) ...................................       25.0         20.5       (21.6)
                                                                           --------     --------    --------
Earnings (loss) before cumulative effect of accounting changes .........       47.4         26.8       (41.2)
Cumulative effect of accounting changes, net of Federal income taxes....      (11.4)         --        (22.4)
                                                                           --------     --------    --------
Net Earnings (Loss) ....................................................   $   36.0     $   26.8    $  (63.6)
                                                                           ========     ========    ========

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                        1994         1993         1992
                                                      --------     --------     --------
                                                                (IN MILLIONS)
COMMON STOCK, AT PAR VALUE:
   Beginning and end of year ......................   $    1.5     $    1.5     $    1.5
                                                      --------     --------     --------

CAPITAL IN EXCESS OF PAR VALUE:
   Balance, beginning of year .....................    1,305.7      1,055.7        955.7
   Additional capital in excess of par value ......       50.0        250.0        100.0
                                                      --------     --------     --------
   Balance, end of year ...........................    1,355.7      1,305.7      1,055.7
                                                      --------     --------     --------

RETAINED EARNINGS:
   Balance, beginning of year .....................      129.5        102.7        166.3
   Net earnings (loss) ............................       36.0         26.8        (63.6)
                                                      --------     --------     --------
   Balance, end of year ...........................      165.5        129.5        102.7
                                                      --------     --------     --------

NET UNREALIZED INVESTMENT (LOSSES) GAINS:
   Balance, beginning of year .....................       22.3         11.1          7.7
   Change in unrealized investment (losses) gains..      (94.9)        11.2          3.4
                                                      --------     --------     --------
   Balance, end of year ...........................      (72.6)        22.3         11.1
                                                      --------     --------     --------

MINIMUM PENSION LIABILITY:
   Balance, beginning of year .....................       (6.3)         --
   Change in minimum pension liability ............        5.1         (6.3)
                                                      --------     --------
   Balance, end of year ...........................       (1.2)        (6.3)
                                                      --------     --------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ...........   $1,448.9     $1,452.7     $1,171.0
                                                      ========     ========     ========

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                              1994         1993          1992
                                                                           ---------     ---------     ---------
                                                                                       (IN MILLIONS)
NET EARNINGS (LOSS) ....................................................   $    36.0     $    26.8     $   (63.6)

ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH (USED) PROVIDED
   BY OPERATING ACTIVITIES:
   Investment losses (gains), net ......................................         4.6          (1.5)         54.0
   General Account policy charges ......................................      (572.8)       (496.7)       (412.3)
   Interest credited to policyholders' account balances ................       389.3         439.2         510.6
   Other, net ..........................................................       (17.2)        117.2         (95.1)
                                                                           ---------     ---------     ---------
Net cash (used) provided by operating activities .......................      (160.1)         85.0          (6.4)
                                                                           ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and repayments ...........................................       511.8       1,165.8         717.7
   Sales ...............................................................     2,119.0       2,844.2       1,533.5
   Return of capital from joint ventures and limited partnerships ......        14.2          56.3          68.3
   Purchases ...........................................................    (2,251.7)     (4,414.0)     (2,584.0)
   Other, net ..........................................................      (102.2)        (98.8)       (103.5)
                                                                           ---------     ---------     ---------
Net cash provided (used) by investing activities .......................       291.1        (446.5)       (368.0)
                                                                           ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
     Deposits ..........................................................       602.8         612.9         611.3
     Withdrawals .......................................................      (697.7)       (506.2)       (544.4)
   Capital contribution from Equitable Life ............................        50.0         250.0         100.0
   Other, net ..........................................................        (1.8)          2.0           --
                                                                           ---------     ---------     ---------
Net cash (used) provided by financing activities .......................       (46.7)        358.7         166.9
                                                                           ---------     ---------     ---------
Change in cash and cash equivalents ....................................        84.3          (2.8)       (207.5)
Cash and cash equivalents, beginning of year ...........................        98.0         100.8         308.3
                                                                           ---------     ---------     ---------
Cash and Cash Equivalents, End of Year .................................   $   182.3     $    98.0     $   100.8
                                                                           =========     =========     =========
Supplemental cash flow information:
   Interest Paid .......................................................   $     5.7     $     2.1
                                                                           =========     =========
   Income Taxes Refunded ...............................................   $     8.4     $      .3     $     8.5
                                                                           =========     =========     =========

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. ORGANIZATION

    Equitable Variable Life Insurance Company ("Equitable Variable Life") was incorporated on September 11, 1972 as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Variable Life's operations consist principally of the sale of interest-sensitive life insurance and annuity products.

    In accordance with Equitable Life's plan of demutualization, Equitable Life converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company").

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation and Principles of Consolidation--The accompanying consolidated financial statements include the accounts of Equitable Variable Life and its non-insurance subsidiaries (collectively "EVLICO"). After July 22, 1992, EVLICO commenced to prepare its general purpose consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") for stock life insurance companies. Such principles have been applied retroactively in the preparation of these consolidated financial statements for all periods prior to conversion. All significant intercompany transactions and balances have been eliminated in consolidation.

    Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1994 presentation.

    Accounting Changes--In the fourth quarter of 1994 (effective as of January 1, 1994), EVLICO adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $11.4 million, net of a Federal income tax benefit of $6.2 million. The current year impact from the implementation of this statement had no material effect on the 1994 consolidated statement of earnings.

    In the first quarter of 1993, EVLICO adopted SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which establishes the conditions for reinsurance accounting. With the adoption of this statement, certain reinsurance contracts were reclassified in 1993 and are presented on a gross basis. Implementation of this statement had no material effect on EVLICO's consolidated financial statements.

    At December 31, 1993, EVLICO adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expands the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $7.2 million, net of deferred policy acquisition costs and deferred Federal income tax.

    In the fourth quarter of 1992 (effective as of January 1, 1992), EVLICO adopted SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of accounting changes of $22.4 million is comprised of a credit of $65.0 million related to the income tax statement and a charge of $87.4 million, net of a Federal income tax benefit of $45.0 million, related to the postretirement benefit statement.

    In 1992, effective in the fourth quarter, EVLICO changed its method of accounting for foreclosed assets to comply with AICPA Statement of Position No. 92-3, "Accounting for Foreclosed Assets." This change resulted in a charge of $16.1 million which is reflected in investment (losses) gains, net.

    New Accounting Pronouncements--In the first quarter of 1995, EVLICO intends to adopt SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all creditors and addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. The statement also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. It requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. EVLICO is currently providing for impairment of loans through an allowance for possible losses, and the implementation of this statement is not expected to have a significant effect on the level of this allowance. As a result, there should be no material effect on EVLICO's consolidated statements of earnings or shareholder's equity upon adoption.

    Valuation of Investments--Fixed maturities which EVLICO has both the ability and the intent to hold to maturity are stated principally at amortized cost. For publicly traded fixed maturities and for directly negotiated fixed maturities, the amortized cost is adjusted for impairments in value deemed to be other than temporary. Fixed maturities which have been identified as available for sale are reported at estimated fair value.

    Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. The valuation allowances are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing valuation allowances, management considers, among other things, the estimated fair value of the underlying collateral.

    Policy loans are stated at unpaid principal balances.

    Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to EVLICO's cost of funds; valuation allowances on real estate available for sale are computed using the lower of estimated current fair value or depreciated cost, net of disposition cost.

    Partnerships and joint venture interests in which EVLICO does not have control and a majority economic interest are reported on the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

    Equity securities, comprised of common and non-redeemable preferred stocks, are carried at estimated fair value and are included in other equity investments.

    Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

    Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

    All securities are recorded in the consolidated financial statements on a trade date basis.

    Investment Results and Unrealized Investment Gains (Losses)--Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

    Unrealized investment gains and losses on fixed maturities available for sale and equity securities are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes and deferred policy acquisition costs related to universal life and investment-type products.

    Recognition of Insurance Income and Related Expenses--Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policy holders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

    Premiums from life and annuity policies with life contingencies are recognized generally as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

    Deferred Policy Acquisition Costs--The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

    For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effects of revisions to experience on previous amortization of deferred policy acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross profits are revised.

    Amortization charged to income amounted to $200.2 million, $135.5 million and $61.8 million for the years ended December 31, 1994, 1993 and 1992, respectively.

    Policyholders' Account Balances and Future Policy Benefits--EVLICO's insurance contracts are primarily universal life and investment-type contracts. Policyholders' account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

    The future policy benefit liabilities for the remainder of EVLICO's insurance contracts, consisting primarily of supplementary contracts with life contingencies and various policy riders, are computed by various valuation methods based on assumed interest rates and mortality and morbidity assumptions reflecting EVLICO's experience and industry standards.

    Federal Income Taxes--EVLICO is included in a consolidated Federal income tax return with Equitable Life and its other eligible subsidiaries. In accordance with an agreement between EVLICO and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to, or received from, Equitable Life. Benefits for losses, which are paid to EVLICO to the extent they are utilized by Equitable Life, may not have been received in the absence of such agreement. Effective January 1, 1992, deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using the enacted income tax rates and laws.

    Separate Accounts--Separate Accounts are established in conformity with the New York State Insurance Law and are generally not chargeable with liabilities that arise from any other business of EVLICO. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

    Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by management.

    The investment results of Separate Accounts are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1994, 1993 and 1992, investment results of Separate Accounts were $135.9 million, $344.1 million and $52.1 million, respectively.

    Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of the Separate Accounts are included in revenues.

 3. INVESTMENTS

    The following tables provide additional information relating to fixed maturities and equity securities:


                                                                                              GROSS         GROSS
                                                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                                                              COST            GAINS         LOSSES        FAIR VALUE
                                                                            --------         -------        ------        ----------
                                                                                                  (IN MILLIONS)
    December 31, 1994
    -----------------
    Fixed Maturities:
       Held to Maturity:
         Corporate .................................................        $1,812.4         $ 11.9         $ 93.1         $1,731.2
         U.S. Treasury securities and U.S. government
           and agency securities ...................................           180.4            --            21.7            158.7
         States and political subdivisions .........................            14.4            --              .9             13.5
         Foreign governments .......................................             1.3             .1            --               1.4
                                                                            --------         ------         ------         --------
       Total Held to Maturity ......................................        $2,008.5         $ 12.0         $115.7         $1,904.8
                                                                            ========         ======         ======         ========
       Available for Sale:
         Corporate .................................................        $1,622.3         $  5.1         $112.6         $1,514.8
         Mortgage-backed ...........................................           221.9             .5           16.4            206.0
         U.S. Treasury securities and U.S. government and
           agency securities .......................................           365.4            1.4           20.7            346.1
         States and political subdivisions .........................             4.8            --              .6              4.2
         Foreign governments .......................................            14.8             .2            --              15.0
         Redeemable preferred stock ................................            58.0             .1            5.4             52.7
                                                                            --------         ------         ------         --------
       Total Available for Sale ....................................        $2,287.2         $  7.3         $155.7         $2,138.8
                                                                            ========         ======         ======         ========
    Equity Securities:
       Common stock ................................................        $   42.0         $ 10.1         $  9.4         $   42.7
                                                                            ========         ======         ======         ========

    December 31, 1993
    -----------------
    Fixed Maturities:
       Held to Maturity:
         Corporate .................................................        $2,056.2         $108.4         $  8.5         $2,156.1
         Mortgage-backed ...........................................            55.3            2.1            --              57.4
         U.S. Treasury securities and U.S. government and
           agency securities .......................................            22.4            1.5            --              23.9
         States and political subdivisions .........................            85.7            3.3             .1             88.9
         Foreign governments .......................................            10.3            1.2            --              11.5
                                                                            --------         ------         ------         --------
       Total Held to Maturity ......................................        $2,229.9         $116.5         $  8.6         $2,337.8
                                                                            ========         ======         ======         ========
       Available for Sale:
         Corporate .................................................        $1,673.1         $ 55.7         $  7.5         $1,721.3
         Mortgage-backed ...........................................           444.5           14.1             .6            458.0
         U.S. Treasury securities and U.S. government and
           securities agency .......................................            73.4            1.8             .3             74.9
         States and political subdivisions .........................           119.7            4.5             .3            123.9
         Foreign governments .......................................            19.6            1.5             .1             21.0
         Redeemable preferred stock ................................             5.2            --             2.0              3.2
                                                                            --------         ------         ------         --------
       Total Available for Sale ....................................        $2,335.5         $ 77.6         $ 10.8         $2,402.3
                                                                            ========         ======         ======         ========
    Equity Securities:
         Common stock ..............................................        $   40.6         $ 25.9         $   .2         $   66.3
         Non-redeemable preferred stock ............................              .4             .1             .2               .3
                                                                            --------         ------         ------         --------
    Total Equity Securities ........................................        $   41.0         $ 26.0         $   .4         $   66.6
                                                                            ========         ======         ======         ========

    For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EVLICO has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by EVLICO. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1994 and 1993, respectively, securities without a readily ascertainable market value having an amortized cost of $1,529.5 million and $1,738.7 million, respectively, had estimated fair values of $1,469.5 million and $1,835.8 million, respectively.

    The contractual maturity of bonds at December 31, 1994 are shown below:


                                            HELD TO MATURITY               AVAILABLE FOR SALE
                                        ------------------------        ------------------------
                                        AMORTIZED      ESTIMATED       AMORTIZED       ESTIMATED
                                          COST         FAIR VALUE         COST         FAIR VALUE
                                        ---------      ----------      ---------       ----------
                                                            (IN MILLIONS)
    Due in one year or less ........    $   74.9        $   75.3        $  136.2        $  137.3
    Due in years two through five...       756.5           739.0           593.3           579.7
    Due in years six through ten....       795.9           743.9           798.8           724.5
    Due after ten years ............       381.2           346.6           479.0           438.6
    Mortgage-backed securities .....         --              --            221.9           206.0
                                        --------        --------        --------        --------
    Total ..........................    $2,008.5        $1,904.8        $2,229.2        $2,086.1
                                        ========        ========        ========        ========

    Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or pre-payment penalties.

    Investment valuation allowances and changes thereto are shown below:


                                                              YEARS ENDED DECEMBER 31,
                                                           -----------------------------
                                                            1994        1993       1992
                                                           ------     -------     ------
                                                                   (IN MILLIONS)
    Balances, beginning of year ........................   $ 87.3     $ 147.2     $100.7
    Additions charged to income ........................     12.7        44.4       75.0
    Deductions for writedowns and asset dispositions....    (31.5)     (104.3)     (28.5)
                                                           ------     -------     ------
    Balances, End of Year ..............................   $ 68.5     $  87.3     $147.2
                                                           ======     =======     ======

    Balances, end of year comprise:
       Mortgage loans on real estate ...................   $ 24.0     $  46.7     $ 60.2
       Equity real estate ..............................     44.5        40.6       25.1
       Fixed maturities ................................      --          --        61.9
                                                           ------     -------     ------
    Total ..............................................   $ 68.5     $  87.3     $147.2
                                                           ======     =======     ======

    Deductions for writedowns and asset dispositions for 1993 include a $20.2 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

    At December 31, 1994, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $12.4 million of fixed maturities and $5.4 million of mortgage loans on real estate.

    EVLICO's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. EVLICO seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1994, approximately 10.6% of the $4,127.1 million aggregate amortized cost of bonds held by EVLICO were considered to be other than investment grade.

    During 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993, (the "Trust"), a limited purpose business trust, wholly owned by the Holding Company.

    In addition to its holding of corporate high yield securities, EVLICO is an equity investor in limited partnership interests which invest primarily in securities considered to be other than investment grade.

    EVLICO has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $13.3 million and $23.1 million at December 31, 1994 and 1993, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $5.6 million and $12.4 million at December 31, 1994 and 1993, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.1 million, $2.2 million and $13.7 million in 1994, 1993 and 1992, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.0 million, $1.5 million and $11.3 million in 1994, 1993 and 1992, respectively.

    At December 31, 1994 and 1993, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $35.2 million (3.9% of total mortgage loans on real estate) and $108.6 million (9.8% of total mortgage loans on real estate), respectively.

    The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $130.8 million and $147.9 million at December 31, 1994 and 1993, respectively. These amounts include $0.0 million and $19.8 million of problem mortgage loans on real estate at December 31, 1994 and 1993, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $12.3 million, $13.9 million and $14.1 million in 1994, 1993 and 1992, respectively. Gross interest income on these loans included in net investment income aggregated $11.4 million, $11.5 million and $12.3 million in 1994, 1993 and 1992, respectively.

    EVLICO's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1994 and 1993, the carrying value of equity real estate available for sale amounted to $138.4 million and $92.2 million, respectively. At December 31, 1994 and 1993, EVLICO owned $230.5 million and $190.9 million, respectively, of real estate acquired in satisfaction of debt.

    Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $51.1 million and $39.1 million at December 31, 1994 and 1993, respectively. Depreciation expense on real estate totaled $12.7 million, $11.6 million and $5.9 million for the years ended December 31, 1994, 1993 and 1992, respectively.

 4. JOINT VENTURES AND PARTNERSHIPS

    Summarized combined financial information of real estate joint ventures (12 and 14 individual ventures as of December 31, 1994 and 1993, respectively) and of other limited partnership interests accounted for under the equity method, in which EVLICO has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                               DECEMBER 31,
                                                                                          ----------------------
                                                                                            1994          1993
                                                                                          --------      --------
                                                                                               (IN MILLIONS)
    FINANCIAL POSITION
    Investments in real estate, at depreciated cost .................................     $1,047.0      $1,034.6
    Investments in securities, generally at estimated fair value ....................      3,061.2       3,623.6
    Cash and cash equivalents .......................................................         46.4          98.1
    Other assets ....................................................................        261.9         486.4
                                                                                          --------      --------
    Total assets ....................................................................      4,416.5       5,242.7
                                                                                          --------      --------
    Funds borrowed -- third party ...................................................      1,233.6       1,254.6
    Other liabilities ...............................................................        611.0         674.8
                                                                                          --------      --------
    Total liabilities ...............................................................      1,844.6       1,929.4
                                                                                          --------      --------
    Partners' Capital ...............................................................     $2,571.9      $3,313.3
                                                                                          ========      ========
    Equity in partners' capital included above ......................................     $  327.3      $  375.4
    Equity in limited partnership interests not included above ......................         50.4          57.6
    Excess of equity in partners' capital over investment cost and equity earnings...          3.7           --
    Negative equity in certain joint ventures presented as other liabilities ........          --             .8
                                                                                          --------      --------
    Carrying Value ..................................................................     $  381.4      $  433.8
                                                                                          ========      ========


                                                                                            YEARS ENDED DECEMBER 31,
                                                                                      -----------------------------------
                                                                                       1994          1993           1992
                                                                                      -------       -------       -------
                                                                                                (IN MILLIONS)
    STATEMENTS OF EARNINGS
    Revenues of real estate joint ventures ......................................     $ 180.1       $ 136.6       $ 183.1
    Revenues of other limited partnership interests .............................       102.5         318.9         150.3
    Interest expense -- third party .............................................       (88.1)        (79.7)        (12.1)
    Other expenses ..............................................................      (172.4)       (132.7)       (156.1)
                                                                                      -------       -------       -------
    Net Earnings ................................................................     $  22.1       $ 243.1       $ 165.2
                                                                                      =======       =======       =======
    Equity in net earnings included above .......................................     $  11.7       $  34.0       $  26.1
    Equity in net earnings of limited partnership interests not included above...         6.3          12.0          15.8
    Excess of earnings in joint ventures over equity ownership percentage and
       amortization of differences in bases .....................................        (1.1)          (.1)          (.1)
                                                                                      -------       -------       -------
    Total Equity in Net Earnings ................................................     $  16.9       $  45.9       $  41.8
                                                                                      =======       =======       =======

 5. NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

    The sources of net investment income are summarized as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                 ----------------------------------
                                                  1994          1993          1992
                                                 ------        ------        ------
                                                            (IN MILLIONS)
    Fixed maturities .....................       $331.4        $319.9        $310.1
    Mortgage loans on real estate ........         86.7         105.7         132.5
    Equity real estate ...................         67.0          69.8          23.0
    Policy loans .........................         79.5          76.1          70.9
    Other equity investments .............         13.4          38.5          32.8
    Other investment income ..............         24.5          17.0          36.9
                                                 ------        ------        ------
    Gross investment income ..............        602.5         627.0         606.2
    Investment expenses ..................         75.7          69.4          31.7
                                                 ------        ------        ------
    Net Investment Income ................       $526.8        $557.6        $574.5
                                                 ======        ======        ======


    Investment (losses) gains, net, including changes in valuation allowances, are summarized as follows:


                                                  1994           1993           1992
                                                 ------         ------         ------
                                                            (IN MILLIONS)
    Fixed maturities .....................       $ (6.8)        $ 45.1         $  2.6
    Mortgage loans on real estate ........        (13.3)         (32.0)         (38.8)
    Equity real estate ...................         (5.3)         (13.4)         (21.0)
    Other equity investments .............         20.8            1.8            3.2
                                                 ------         ------         ------
    Investment (Losses) Gains, Net .......       $ (4.6)        $  1.5         $(54.0)
                                                 ======         ======         ======


    Gross gains of $42.6 million, $66.2 million and $34.3 million and gross losses of $41.2 million, $66.5 million and $31.3 million were realized on sales of investments in fixed maturities for the years ended December 31, 1994, 1993 and 1992, respectively. In addition, writedowns of fixed maturities amounted to $8.2 million, $1.4 million and $5.6 million for the years ended December 31, 1994, 1993 and 1992, respectively.

    For the year ended December 31, 1994, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,065.1 million. Gross gains of $21.2 million and gross losses of $28.1 million were realized on these sales. The increase in unrealized investment losses related to fixed maturities classified as available for sale for the year ended December 31, 1994 amounted to $215.2 million.

    During the year ended December 31, 1994, one security classified as held to maturity was sold and two securities so classified were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in creditworthiness. The amortized cost of the security sold was $9.9 million with a related investment gain of $.4 million recognized; the aggregate amortized cost of the securities transferred was $13.2 million with gross unrealized investment losses of $4.0 million charged to consolidated shareholder's equity.

    The  unrealized  investment  (losses)  gains,  included in the  consolidated
    balance  sheets  as  a  component  of  equity,   and  the  changes  for  the
    corresponding years are summarized as follows:

                                                                                YEARS ENDED DECEMBER 31,
                                                                            --------------------------------
                                                                              1994         1993         1992
                                                                            -------       ------       -----
                                                                                     (IN MILLIONS)
    Balance, beginning of year ........................................     $  22.3       $ 11.1       $ 7.7
    Changes in unrealized investment (losses) gains ...................      (241.8)         3.4         5.1
    Effect of adopting SFAS No. 115 ...................................        --           72.2         --
    Changes in unrealized investment (gains) losses attributable to:
       Deferred policy acquisition costs ..............................        95.8        (58.2)        --
       Deferred Federal income taxes ..................................        51.1         (6.2)       (1.7)
                                                                            -------       ------       -----
    Balance, End of Year ..............................................     $ (72.6)      $ 22.3       $11.1
                                                                            =======       ======       =====
    Balance, end of year comprises:
       Unrealized investment (losses) gains on:
         Fixed maturities .............................................     $(148.4)      $ 66.8       $(3.5)
         Other equity investments .....................................          .7         25.6        20.3
         Other ........................................................        (1.7)          --          --
                                                                            -------       ------       -----
       Total ..........................................................      (149.4)        92.4        16.8
       Amounts of unrealized investment (gains) losses attributable to:
         Deferred policy acquisition costs ............................        37.6        (58.2)        --
         Deferred Federal income taxes ................................        39.2        (11.9)       (5.7)
                                                                            -------       ------       -----
    Total .............................................................     $ (72.6)      $ 22.3       $11.1
                                                                            =======       ======       =====


 6. FEDERAL INCOME TAXES

    A summary of the Federal income tax expense (benefit) in the consolidated statements of earnings is shown below:

                                               1994        1993        1992
                                              ------      ------      ------
                                                      (IN MILLIONS)
    Federal income tax expense (benefit):
       Current ..........................     $ (1.4)     $ (3.4)     $(11.3)
       Deferred .........................       26.4        23.9       (10.3)
                                              ------      ------      ------
    Total ...............................     $(25.0)     $(20.5)     $(21.6)
                                              ======      ======      ======


    The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings (loss) from operations before Federal income taxes by the expected Federal income tax rate (35% for 1994 and 1993 and 34% for 1992).

    The sources of the difference and the tax effects of each are as follows:


                                                           1994        1993        1992
                                                          -----       -----       ------
                                                                  (IN MILLIONS)
    Expected Federal income tax expense (benefit)....     $25.3       $16.6       $(21.4)
    Tax rate adjustment .............................       --          4.0         --
    Other ...........................................       (.3)        (.1)         (.2)
                                                          -----       -----       ------
    Federal Income Tax Expense (Benefit) ............     $25.0       $20.5       $(21.6)
                                                          =====       =====       ======


    The components of the net deferred income tax liability are as follows:

                                                                                     DECEMBER 31, 1994        DECEMBER 31, 1993
                                                                                  -----------------------   ---------------------
                                                                                  ASSETS     LIABILITIES    ASSETS    LIABILITIES
                                                                                  ------     -----------    ------    -----------
                                                                                                   (IN MILLIONS)
    Deferred policy acquisition costs, reserves and reinsurance................    $   --       $250.6       $  --       $262.0
    Investments................................................................      38.4           --        13.4           --
    Compensation and related benefits..........................................      52.2           --        48.8           --
    Other......................................................................      25.6           --        37.3           --
                                                                                   ------       ------       -----       ------
    Total......................................................................    $116.2       $250.6       $99.5       $262.0
                                                                                   ======       ======       =====       ======

    The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                        1994        1993         1992
                                                                       ------       -----       ------
                                                                                (IN MILLIONS)
    Deferred policy acquisition costs, reserves and reinsurance....    $(11.4)      $(6.8)      $  1.8
    Investments ...................................................      26.1        11.4        (18.6)
    Compensation and related benefits .............................      (2.8)        1.9         --
    Other .........................................................      14.5        17.4          6.5
                                                                       ------       -----       ------
    Deferred Federal Income Tax Expense (Benefit) .................    $ 26.4       $23.9       $(10.3)
                                                                       ======       =====       ======


    At December 31, 1994, EVLICO had net operating loss carryforwards for tax purposes approximating $62.7 million which expire in 2002 through 2007. These loss carryforwards are available to offset future tax payments to Equitable Life under the tax sharing agreement.

 7. REINSURANCE AGREEMENTS

    EVLICO cedes reinsurance to other insurance companies. EVLICO evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance is summarized as follows:


                                                                            YEARS ENDED DECEMBER 31,
                                                                            ------------------------
                                                                               1994        1993
                                                                               -----       -----
                                                                                 (IN MILLIONS)
    Direct premiums ......................................................     $40.2       $47.0
    Reinsurance ceded ....................................................       (.1)        (.1)
                                                                               -----       -----
    Premiums .............................................................     $40.1       $46.9
                                                                               =====       =====
    Universal Life and Investment-type Product Policy Fee Income Ceded....     $24.9       $26.0
                                                                               =====       =====
    Policyholders' Benefits Ceded ........................................     $ 8.3       $14.5
                                                                               =====       =====


    EVLICO  reinsures  mortality  risks in excess of $5.0  million on any single
    life.  EVLICO  also  reinsures  the  entire  risk  on  certain   substandard
    underwriting risks as well as in certain other cases.

 8. RELATED PARTY TRANSACTIONS

    Under a cost sharing agreement, EVLICO reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is based on the allocated cost of the services provided. The incurred balances of these intercompany transactions, which are included in other operating costs and expenses are as follows:


                                                   YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                              1994          1993          1992
                                             ------        ------        ------
                                                       (IN MILLIONS)
    Personnel and facilities ..........      $257.9        $252.7        $273.7
    Agent commissions and fees ........       122.6         103.0         101.2


    These cost allocations include various employee related obligations for pensions and postretirement benefits. At December 31, 1994, EVLICO recorded as a reduction of shareholder's equity its allocated portion of an additional minimum pension liability of $1.2 million, net of related Federal income taxes, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

    During 1994, 1993 and 1992, Equitable Life restructured certain operations in connection with cost reduction programs. EVLICO recorded provisions of $6.9 million, $17.3 million and $9.5 million in 1994, 1993 and 1992, respectively, relating primarily to allocated lease obligations (net of sub-lease rentals) and severance liabilities.

    EVLICO incurred investment advisory and asset management fee expenses of $19.2 million, $16.0 million and $15.6 million during 1994, 1993 and 1992, respectively.

    EVLICO and Equitable Life have an agreement whereby certain Equitable Life policyholders may purchase EVLICO's policies without presenting evidence of insurability. Under the agreement, Equitable Life pays EVLICO a conversion charge for the extra mortality risk associated with issuing these policies. EVLICO received payments of $3.2 million, $3.1 million and $3.9 million in 1994, 1993 and 1992, respectively, which were reported as other income.

    On August 31, 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to the Trust. EVLICO realized a $1.1 million gain, net of related deferred policy acquisition costs and deferred Federal income taxes. In conjunction with this transaction, EVLICO received $75.4 million of Class B notes issued by the Trust. These notes have interest rates ranging from 6.85% to 9.45%. The Class B notes are classified as other invested assets on the consolidated balance sheets.

    Net amounts payable to Equitable Life were $226.7 million and $195.4 million at December 31, 1994 and 1993, respectively.

 9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    Derivatives--EVLICO primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce EVLICO's exposure to interest rate fluctuations. Accounting for interest swap transactions is on an accrual basis. Gains and losses related to hedge transactions are amortized as yield adjustments for the remaining life of the underlying hedged item. Income and expense resulting from derivative activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1994 was $704.7 million. The average unexpired terms at December 31, 1994 is 3.0 years. At December 31, 1994, the cost of terminating outstanding matched swaps in a loss position was $34.2 million and the unrealized gain on outstanding matched swaps in a gain position was $4.9 million. EVLICO has no intention of terminating these contracts prior to maturity.

    Fair Value of Financial Instruments--EVLICO defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EVLICO's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

    Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of EVLICO was not material at December 31, 1994 and 1993.

    Fair value for mortgage loans on real estate is estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

    The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

    The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Note 3:


                                                                DECEMBER 31,
                                             --------------------------------------------------
                                                      1994                        1993
                                             ----------------------      ----------------------
                                             CARRYING      ESTIMATED     CARRYING      ESTIMATED
                                               VALUE      FAIR VALUE       VALUE      FAIR VALUE
                                             --------      --------      --------      --------
                                                               (IN MILLIONS)
    Consolidated Financial Instruments:
    ----------------------------------
    Mortgage loans on real estate ......     $  888.5      $  865.3      $1,059.5      $1,101.7
    Other joint ventures ...............        196.4         196.4         240.7         240.7
    Policy loans .......................      1,185.2       1,138.7       1,087.3       1,155.3
    Policyholders' account balances:
       SPDA ............................      1,744.3       1,732.7       2,129.5       2,143.0
       Annuity certain and SCNILC ......        159.0         151.3         157.4         160.6


10. COMMITMENTS AND CONTINGENT LIABILITIES

    EVLICO is the obligor under certain structured settlement agreements which it has entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, EVLICO has purchased single premium annuities from Equitable Life and directed Equitable Life to make payments directly to the beneficiaries. A contingent liability exists with respect to these agreements should Equitable Life be unable to meet its obligations. Management believes the need to satisfy such obligations is remote.

    EVLICO had outstanding commitments of $1.3 million at December 31, 1994 under existing loan or loan commitment agreements.

11. LITIGATION

    EVLICO is a defendant in connection with various legal actions and proceedings of a character normally incident to its business. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such litigation cannot be predicted with certainty, management believes, after consultation with counsel responsible for such litigation, that the resolution of these actions and proceedings will not result in losses that would have a material effect on the consolidated financial statements.

12. STATUTORY FINANCIAL INFORMATION

    EVLICO is restricted as to the amounts it may pay as dividends to Equitable Life. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The New York Insurance Department has established informal guidelines for the Superintendent's determinations which focus upon, among other things, the overall financial condition and profitability of the insurer under statutory accounting practices. For the years ended December 31, 1994, 1993 and 1992, statutory earnings (loss) totaled $27.3 million, $(88.4) million and $(32.7) million, respectively. No amounts are expected to be available for dividends from EVLICO to Equitable Life in 1995.

    At December 31, 1994, EVLICO, in accordance with various government and state regulations, had $3.4 million of securities deposited with such government or state agencies.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles EVLICO's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings (loss) and shareholder's equity on a GAAP basis.


                                                                                                YEARS ENDED DECEMBER 31,
                                                                                        --------------------------------------
                                                                                          1994           1993           1992
                                                                                        --------       --------       --------
                                                                                                    (IN MILLIONS)
    Net change in statutory surplus and capital stock .............................     $   64.8       $  184.4       $   39.7
    Change in asset valuation reserves ............................................         18.5           26.0           10.6
                                                                                        --------       --------       --------
    Net change in statutory surplus, capital stock and asset valuation reserves....         83.3          210.4           50.3
    Adjustments:
       Future policy benefits and policyholders' account balances .................        (13.5)         (22.5)         (46.2)
       Initial fee liability ......................................................        (20.3)         (11.6)         (13.3)
       Deferred policy acquisition costs ..........................................         34.7           62.2          131.5
       Deferred Federal income taxes ..............................................        (20.2)         (23.9)         120.3
       Valuation of investments ...................................................         27.4           33.8          (27.8)
       Limited risk reinsurance ...................................................           .1           (5.4)         (41.7)
       Contribution from Equitable Life ...........................................        (50.0)        (250.0)        (100.0)
       Other, net .................................................................         (5.5)          33.8         (136.7)
                                                                                        --------       --------       --------
    Net Earnings (Loss) ...........................................................     $   36.0       $   26.8        $ (63.6)
                                                                                        ========       ========       ========
    Statutory surplus and capital stock ...........................................     $  777.6       $  712.7       $  528.3
    Asset valuation reserves ......................................................         88.3           69.8           43.8
                                                                                        --------       --------       --------
    Statutory surplus, capital stock and asset valuation reserves .................        865.9          782.5          572.1
    Adjustments:
       Future policy benefits and policyholders' account balances .................       (354.5)        (341.1)        (318.6)
       Initial fee liability ......................................................       (200.5)        (180.3)        (168.7)
       Deferred policy acquisition costs ..........................................      2,077.1        1,946.7        1,942.7
       Deferred Federal income taxes ..............................................       (134.4)        (159.5)        (136.0)
       Valuation of investments ...................................................       (156.5)          57.4         (105.3)
       Limited risk reinsurance ...................................................       (378.6)        (378.7)        (373.3)
       Post retirement and other pension liabilities ..............................       (105.8)        (122.7)        (132.4)
       Other, net .................................................................       (163.8)        (151.6)        (109.5)
                                                                                        --------       --------       --------
    Shareholder's Equity ..........................................................     $1,448.9       $1,452.7       $1,171.0
                                                                                        ========       ========       ========


13. SUPPLEMENTAL CASH FLOW INFORMATION

    For the years ended December 31, 1994, 1993 and 1992, respectively, real estate of $59.0 million, $92.1 million and $17.5 million was acquired in satisfaction of debt.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Equitable Variable Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Equitable Variable Life Insurance Company and its subsidiaries ("EVLICO") at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of EVLICO's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, EVLICO changed its methods of accounting for postemployment benefits in 1994 and for investment securities and for reinsurance in 1993.






PRICE WATERHOUSE LLP
New York, New York
February 8, 1995

INDEPENDENT AUDITORS' REPORT

The Board of Directors of Equitable Variable Life Insurance Company:

We have audited the consolidated statements of earnings, shareholder's equity and cash flows of Equitable Variable Life Insurance Company ("EVLICO") for the year ended December 31, 1992. These consolidated financial statements are the responsibility of EVLICO's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Equitable Variable Life Insurance Company for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 1992 EVLICO changed its method of accounting for foreclosed assets, income taxes and postretirement benefits other than pensions.






DELOITTE & TOUCHE LLP
New York, New York
February 16, 1993

                                                                      APPENDIX A

COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.


Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).


The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.


The Morningstar Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life 2000 premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1994 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account Funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.


                                                     AVERAGE ANNUAL RATES OF RETURN


                                                       LONG-TERM           LONG-TERM           INTERMEDIATE-                CONSUMER
                                   COMMON              GOVERNMENT          CORPORATE              TERM          TREASURY      PRICE
                                   STOCKS               BONDS                BONDS                BONDS          BILLS        INDEX
                                   ------               -----                -----                -----          -----        -----

FOR THE
FOLLOWING
PERIODS ENDING
12/31/94:
---------
 1 year.................           1.31                -7.77                 -5.76                -5.14            3.90        2.78
 3 years................           6.26                 5.62                  5.28                 4.19            3.43        2.81
 5 years................           8.69                 8.34                  8.36                 7.46            4.73        3.51
10 years................          14.40                11.86                 11.57                 9.40            5.76        3.59
20 years................          14.58                 9.42                 10.00                 9.25            7.29        5.45
30 years................           9.95                 6.96                  7.31                 7.84            6.66        5.36
40 years................          10.66                 5.62                  6.14                 6.58            5.63        4.40
50 years................          11.92                 4.99                  5.34                 5.59            4.69        4.35
60 years................          11.48                 4.81                  5.21                 5.19            3.92        4.10
Since 1926..............          10.19                 4.83                  5.41                 5.09            3.69        3.13
Inflation Adjusted
Since 1926..............           6.85                 1.65                  2.22                 1.91            0.55          --
----------


*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1995 YEARBOOK (TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

 Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

 Long-term Corporate Bonds -- For the period 1969-1994, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1994; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.

 Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond  portfolio constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                                                      APPENDIX B

MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
----------------                       ----------------------
DIRECTORS
Michel Beaulieu.....................   Director  of  Equitable   Variable  since  February  1992.  Senior  Vice  President,
                                       Equitable,  since September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;
                                       Managing  Director Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

William T. McCaffrey................   Director of Equitable  Variable  since  February  1987.  Executive  Vice  President,
                                       Equitable,  since  February 1986 and Chief  Administrative  Officer  since  February  1988;
                                       prior  thereto,  various other Equitable positions. Director, Equitable Foundation since
                                       September 1986.

Christophe Dupont-Madinier..........   Director of Equitable  Variable  since  February 1993.  Senior Vice  President,  AXA
                                       (Paris,  France),  since 1988.  Director,  Donaldson,  Lufkin & Jenrette,  Inc.;  Alliance
                                       Capital Management  Corporation, Equitable Real Estate Investment Management, Inc.

Jose S. Suquet......................   Director of Equitable  Variable  since January 1995.  Executive  Vice  President and
                                       Chief Agency Officer, Equitable, since August 1994; prior thereto, Agency Manager, Equitable, since February 1985.

Laurent Clamagirand.................   Director  of  Equitable   Variable  since  February  1995;   Director  of  Financial
                                       Reporting,  Equitable,  since November 1994; prior thereto,  International  Controller,  AXA,
                                       January 1990 to October 1994; Director, Equitable of Colorado, since March 1995.

OFFICERS -- DIRECTORS

James M. Benson.....................   President,  Equitable  Variable since  December,  1993;  Vice Chairman of the Board,
                                       Equitable  Variable  July 1993 to December  1993.  President  and Chief  Operating  Officer,
                                       Equitable,  February  1994 to present; Senior Executive Vice President,  April 1993 to
                                       February 1994. Prior thereto,  President,  Management Compensation Group, 1983 to February
                                       1993. Director, Alliance Capital, October 1993 to present.

Harvey Blitz........................   Vice President,  Equitable Variable since April 1995; Director of Equitable Variable since October 1992. Senior Vice President,  Equitable since September 1987. Senior Vice
                                       President,  The Equitable Companies Incorporated,  since July 1992.  Director,  Equico
                                       Securities,  Inc., since September 1992;  Equitable of Colorado,  since September 1992;
                                       Equisource and its subsidiaries since October 1992.

Gordon Dinsmore.....................   Senior  Vice  President,  Equitable  Variable,  since  February  1991.  Senior  Vice
                                       President,  Equitable since  September 1989;  prior thereto,  various other Equitable positions.  Director and Senior Vice President,  March 1991 to present,  Equitable  of
                                       Colorado;  Director,  FHJV  Holdings,  Inc.,  December  1990 to present; Director, Equitable
                                       Distributors, Inc., August 1993 to present, and Director, Equitable Foundation, May 1991 to present.

Jerry de St Paer....................   Senior  Investment  Officer,  Equitable  Variable  since  April  1995;  Director  of
                                       Equitable  Variable since April 1992.  Executive Vice President & Chief  Financial  Officer,
                                       Equitable,  since April 1992; prior  thereto,  Executive Vice  President  since  December
                                       1990;  Senior Vice President & Treasurer June 1990 to December 1990; Senior Vice President,
                                       Equitable  Investment  Corporation  January 1987 to January 1991;  Executive Vice President &
                                       Chief Financial Officer,  The Equitable Companies  Incorporated since May 1992;  Director,
                                       Economic Services Corporation & various Equitable subsidiaries.

James S. Kalmer.....................   Senior Vice  President,  Equitable  Variable,  since February  1991.  Vice President since December 1987.  Senior Vice President,  Equitable,  since September 1989,  prior thereto,  Vice President.  Director, Equisource and its  subsidiaries  since March 1991; and
                                       Equitable  Underwriting  and Sales Agency  (Bahamas)  Limited since March 1994.




NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
----------------                       ----------------------

OFFICERS -- DIRECTORS (Continued)
Joseph J. Melone....................   Chairman  of the  Board and  Chief  Executive  Officer,  Equitable  Variable,  since
                                       November  1990;  Chairman of the Board and Chief  Executive  Officer,  Equitable,  February
                                       1994 to present;  President and Chief  Executive  Officer,  September 1992 to February 1994;
                                       President and Chief  Operating  Officer from November 1990 to September 1992.  President and
                                       Chief  Operating  Officer of The Equitable  Companies  Incorporated  since July 1992.  Prior thereto,  President,  The Prudential  Insurance  Company of America,  since December 1984.
                                       Director,  Equity & Law (United Kingdom) and various other Equitable subsidiaries.

Brian O'Neil........................   Senior Vice  President  and Chief  Investment  Officer,  Equitable  Variable,  since
                                       October 1992.  Executive Vice President & Chief Investment  Officer,  Equitable,  since April
                                       1992;  prior thereto;  Senior Vice President  since February 1989;  Vice  President  from
                                       July 1988 to February 1989.  Senior Vice  President,  Equitable Capital Management
                                       Corporation,  from November 1987 to March 1989. Director,  Equitable Real Estate Investment
                                       Management, Inc. since May 1992; Alliance since October 1993; Equitable Foundation since May
                                       1991.

Samuel B. Shlesinger................   Senior  Vice  President,  Equitable  Variable,  since  February  1988.  Senior  Vice
                                       President and Actuary,  Equitable;  prior thereto,  Vice President and Actuary.  Director,
                                       Chairman and CEO,  Equitable of Colorado.

Dennis D. Witte.....................   Senior  Vice  President,  Equitable  Variable,  since  February  1991;  Senior  Vice
                                       President, Equitable, since July 1990; prior thereto, various other Equitable positions.

OFFICERS

J. Thomas Liddle, Jr. ..............   Senior  Vice  President  and Chief  Financial  Officer,  Equitable  Variable,  since
                                       February 1986. Senior Vice President, Equitable since April 1991; prior thereto, Vice
                                       President and Actuary, Equitable.

Franklin Kennedy, III...............   Vice  President,  Equitable  Variable,  since  August 1981.  Senior Vice  President,
  1345 Avenue of the Americas          Alliance  Capital  Management  Corporation,  July 1993 to present;  Senior Vice  President,
  New York, New York  10105            Equitable  Capital  Management Corporation,  March 1987 to July 1993.  Vice  President,
                                       The Hudson River Trust.  Managing  Director and Chief  Investment Officer, Equitable
                                       Investment Management Corporation, from November 1983 to January 1987.

William A. Narducci.................   Vice  President and Chief Claims  Officer,  Equitable  Variable since February 1989.
  200 Plaza Drive                      Vice President, Equitable since February 1988; prior thereto, Assistant Vice President.
  Secaucus, New Jersey  07096

John P. Natoli......................   Vice President and Chief Underwriting  Officer,  Equitable Variable,  since February 1988.
                                       Vice President, Equitable.

Molly K. Heines.....................   Secretary,  Equitable  Variable,  since February 1991; Vice President and Secretary,
                                       Equitable, since July 1990; prior thereto, Vice President & Counsel.

Kevin R. Byrne......................   Treasurer,  Equitable Variable,  since September 1990; Vice President and Treasurer,
                                       Equitable  since  September  1993;  prior thereto,  Vice President  from March 1989 to
                                       September  1993.  Vice President and Treasurer,  The Equitable Companies Incorporated,
                                       September 1993 to present;  Frontier Trust since August 1990; Equisource and its subsidiaries
                                       October 1990 to present.

Stephen Hogan.......................   Vice President and Controller,  Equitable Variable,  February 1994 to present.  Vice
                                       President,  Equitable,  January  1994 to present;  prior  thereto,  Controller,  John
                                       Hancock  subsidiaries,  from 1987 to December 1993.

INCENTIVE LIFE 2000

PROSPECTUS

MAY 1, 1994

[EQUITABLE LOGO]

                               INCENTIVE LIFE(TM)
                                      2000
                          Prospectus Dated May 1, 1994

Incentive Life 2000 is a flexible premium variable life insurance policy issued by Equitable Variable Life Insurance Company (Equitable Variable), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable).

You may decide the amount of premiums to invest and when, within limits. Other than the initial premium, there are no required premiums (however, under certain conditions, additional premiums may be needed to keep the policy in effect). Net premiums are deposited in a Policy Account.

Policy Account values increase or decrease with investment experience and reflect certain deductions and charges. You may allocate your Policy Account value to a guaranteed fixed return and variable return investment strategies. The Hudson River Trust (Trust) is the mutual fund which provides the underlying basis for the variable return investment strategies. The Trust is a series fund with twelve different investment portfolios:

o  Money Market                           o Growth & Income       Asset Allocation Series:
o  Intermediate Government Securities     o Equity Index          o Conservative Investors
o  Quality Bond                           o Common Stock          o Growth Investors
o  High Yield                             o Global
o  Balanced                               o Aggressive Stock

You may draw upon the Policy Account value through loans, partial withdrawals or policy surrender, within limits. A charge will apply if the policy is surrendered during the first fifteen policy years or within fifteen years after certain Face Amount increases. This charge may also apply if you reduce the Face Amount or if the policy terminates.

Incentive Life 2000 provides a death benefit if the insured person dies while the policy is in effect. You may choose either a fixed benefit equal to the Face Amount of the policy or a variable benefit equal to the Face Amount plus the Policy Account value. You can change the Face Amount and death benefit option, within limits. The policy will terminate if the Net Cash Surrender Value (Policy Account value less any applicable surrender charge and any loan and accrued loan interest) is insufficient to pay the policy's monthly deductions and you do not make the required payment.

Ask your Equitable agent to determine if changing, or adding to, your existing insurance coverage with Incentive Life 2000 would be to your advantage. You may examine the policy for a limited period after your initial payment and, if you are not satisfied for any reason, you may return the policy for a full refund of premiums paid.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT SHOULD BE KNOWN BEFORE INVESTING IN INCENTIVE LIFE 2000. THIS PROSPECTUS IS NOT VALID UNLESS IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE HUDSON RIVER TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 Copyright 1994 Equitable Variable Life Insurance Company. All rights reserved.

VM 482

                                TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
SUMMARY OF INCENTIVE LIFE 2000 FEATURES................................1
PART 1  --  DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
            INCENTIVE LIFE 2000 INVESTMENT CHOICES.....................4
            THE COMPANY THAT ISSUES INCENTIVE LIFE 2000................4
               Equitable Variable......................................4
               Our Parent, Equitable...................................4
            THE SEPARATE ACCOUNT AND THE TRUST.........................4
               The Separate Account....................................4
               The Trust...............................................4
               The Trust's Investment Adviser..........................4
               Investment Policies Of The Trust's Portfolios...........5
            THE GUARANTEED INTEREST DIVISION...........................6
               Amounts In The Guaranteed Interest Division.............6
               Adding Interest In The Guaranteed Interest Division.....6
               Transfers From The Guaranteed Interest Division.........6
PART 2  --  DETAILED INFORMATION ABOUT INCENTIVE LIFE 2000.............7
            FLEXIBLE PREMIUMS..........................................7
            DEATH BENEFITS.............................................7
            CHANGES IN INSURANCE PROTECTION............................8
               Changing The Face Amount................................8
               Changing The Death Benefit Option.......................9
               Substitution Of Insured Person..........................9
               When Policy Changes Go Into Effect......................9
            MATURITY BENEFITS..........................................9
            LIVING BENEFIT OPTION......................................9
            ADDITIONAL BENEFITS MAY BE AVAILABLE......................10
            YOUR POLICY ACCOUNT VALUE.................................10
               Amounts In The Separate Account........................10
               How We Determine The Unit Value........................10
               Transfers Of Policy Account Value......................10
               Automatic Transfer Service.............................10
               Telephone Transfers....................................11
               Charge For Transfers...................................11
            BORROWING FROM YOUR POLICY ACCOUNT........................11
               How To Request A Loan..................................11
               Policy Loan Interest...................................11
               When Interest Is Due...................................12
               Repaying The Loan......................................12
               The Effects Of A Policy Loan...........................12
            PARTIAL WITHDRAWALS FROM YOUR POLICY ACCOUNT..............12
               Partial Withdrawal Charges.............................12
               Allocation Of Partial Withdrawals And Charges..........12
               The Effects Of A Partial Withdrawal....................12
               Surrender For Net Cash Surrender Value.................13
            DEDUCTIONS AND CHARGES....................................13
               Deductions From Your Premiums..........................13
               Deductions From Your Policy Account....................13
               How Policy Account Charges Are Allocated...............14
               Charges Against The Separate Account...................14
               Trust Charges..........................................14
               Surrender Charge.......................................14
            ADDITIONAL INFORMATION ABOUT INCENTIVE LIFE 2000..........15
               Your Policy Can Terminate..............................15
               You May Restore A Policy After It Terminates...........15
               Policy Periods, Anniversaries, Dates And Ages..........16
            TAX EFFECTS...............................................16
               Policy Proceeds........................................16
               Diversification........................................18
               Policy Changes.........................................18
               Tax Changes............................................18
               Estate And Generation Skipping Taxes...................18
               Pension And Profit-Sharing Plans.......................18
               Other Employee Benefit Programs........................18
               Our Taxes..............................................19
               When We Withhold Income Taxes..........................19
PART 3  --  ADDITIONAL INFORMATION....................................19
            YOUR VOTING PRIVILEGES....................................19
               Trust Voting Privileges................................19
               How We Determine Your Voting Shares....................19
               Separate Account Voting Rights.........................19
            OUR RIGHT TO CHANGE HOW WE OPERATE........................19
            OUR REPORTS TO POLICYOWNERS...............................20
            LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY...............20
            YOUR PAYMENT OPTIONS......................................20
            YOUR BENEFICIARY..........................................21
            ASSIGNING YOUR POLICY.....................................21
            WHEN WE PAY POLICY PROCEEDS...............................21
            DIVIDENDS.................................................21
            REGULATION................................................21
            SPECIAL CIRCUMSTANCES.....................................21
            DISTRIBUTION..............................................21
            LEGAL PROCEEDINGS.........................................22
            ACCOUNTING AND ACTUARIAL EXPERTS..........................22
            ADDITIONAL INFORMATION....................................22
            MANAGEMENT................................................23
PART 4  --  ILLUSTRATIONS OF POLICY BENEFITS..........................25
SEPARATE ACCOUNT FP FINANCIAL STATEMENTS...........................FSA-1
EQUITABLE VARIABLE FINANCIAL STATEMENTS..............................F-1
APPENDIX A  --  COMMUNICATING PERFORMANCE DATA.......................A-1
                LONG-TERM MARKET TRENDS..............................A-1

--------------------------------------------------------------------------------
In this prospectus "we," "our" and "us" mean Equitable Variable Life Insurance Company (Equitable Variable), a New York stock life insurance company. "You" and "your" mean the owner of the policy. We refer to the person who is covered by the policy as the "insured person" because the insured person and the policyowner may not be the same. Unless indicated otherwise, the discussion in this prospectus assumes that there is no policy loan outstanding and that the policy is not in a grace period.

THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. EQUITABLE VARIABLE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY EQUITABLE VARIABLE.

                        WHAT IS VARIABLE LIFE INSURANCE?

Variable life insurance is one kind of permanent cash value life insurance. Like other kinds of permanent cash value life insurance, such as whole life and universal life insurance, variable life insurance generally provides two benefits: an income tax-free death benefit and a cash value that grows tax-deferred.

What sets variable life insurance apart from universal life and whole life is that variable life insurance allows the policyowner to direct premiums to different mutual fund options. This enables a policyowner to harness the growth potential of, for example, the equity markets, but the policyowner also bears the risk of investment losses. In contrast, whole life insurance provides a minimum guaranteed cash value and universal life applies a minimum guaranteed interest rate to premiums.

Some variable life insurance policies offer some of the other features of universal or whole life such as premium flexibility (universal life), face amount increases (universal life) or death benefit guarantees (whole life). Equitable Variable and its parent, Equitable, offer an array of permanent cash value insurance products and your Equitable agent can help you determine which product best suits your insurance needs.

                     SUMMARY OF INCENTIVE LIFE 2000 FEATURES

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE POLICY WHEN ISSUED AND THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS (SEE TABLE OF CONTENTS ON OPPOSITE PAGE).

INVESTMENT FEATURES

FLEXIBLE PREMIUMS

o Premiums may be invested whenever and in whatever amount you determine, within limits. Other than the initial premium, there are no scheduled or required premium payments (however, under certain conditions, additional premiums may be needed to keep a policy in effect). See FLEXIBLE PREMIUMS on page 7.

POLICY ACCOUNT

o Net premiums are put in your Policy Account and can be allocated to a Guaranteed Interest Division and to one or more divisions of Equitable Variable's Separate Account FP (the Separate Account). The Separate Account divisions invest in corresponding portfolios of the Trust. You may adjust your allocation by changing your allocation percentages or by transfers among the Separate Account divisions and the Guaranteed Interest Division.

o REQUESTS FOR TRANSFERS OUT OF THE GUARANTEED INTEREST DIVISION CAN ONLY BE MADE WITHIN 30 DAYS OF A POLICY ANNIVERSARY. SUCH TRANSFERS WILL BE EFFECTIVE AS OF THE DATE WE RECEIVE YOUR REQUEST, BUT NO EARLIER THAN THE POLICY ANNIVERSARY; TRANSFERS INTO THE GUARANTEED INTEREST DIVISION AND AMONG ALL SEPARATE ACCOUNT DIVISIONS MAY GENERALLY BE MADE AT ANY TIME. Transfers are subject to the rules discussed under TRANSFERS FROM THE GUARANTEED INTEREST DIVISION on page 6 and TRANSFERS OF POLICY ACCOUNT VALUE on page 10.

o There is no minimum guaranteed cash value for amounts allocated to the Separate Account divisions. The value of amounts allocated to the Guaranteed Interest Division will depend on the interest rates declared and guaranteed each year by Equitable Variable (4% minimum).

REDEMPTION

o Loans may be taken against 90% of a policy's Cash Surrender Value (Policy Account value less any applicable surrender charge) subject to certain conditions. Loan interest accrues daily at a rate determined annually. Currently, amounts set aside to secure the loan earn interest at a rate 1% lower than the rate charged for policy loan interest. See BORROWING FROM YOUR POLICY ACCOUNT on page 11.

o Partial Withdrawals of Net Cash Surrender Value (Cash Surrender Value less any loan and accrued loan interest) may be taken after the first policy year, subject to our approval and certain conditions. See PARTIAL WITHDRAWALS FROM YOUR POLICY ACCOUNT on page 12.

o The policy may be surrendered for its Net Cash Surrender Value, less any lien securing a Living Benefit payment, at which time insurance coverage will end.

INSURANCE PROTECTION FEATURES

DEATH BENEFITS

o  Option A, a fixed benefit equal to the policy's Face Amount.

o Option B-PLUS, a variable benefit that equals the Face Amount plus the Policy Account value.

o In some cases a higher death benefit may apply in order to meet Federal income tax law requirements.

o After the first year, you can change the Face Amount and death benefit option, within limits. The minimum Face Amount is generally $50,000.

MATURITY BENEFITS

o A maturity benefit equal to the amount in your Policy Account, less any policy loan, any lien securing a Living Benefit payment and accrued interest, is payable on the policy anniversary nearest the insured person's 100th birthday (Final Policy Date), if the insured person is still living on that date.

LIVING BENEFIT

o The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured person has a terminal illness. The Living Benefit rider will be added to most policies at issue for no additional cost.

ADDITIONAL BENEFITS

o Disability waiver, accidental death, term insurance on an additional insured person, children's term insurance, substitution of insured person, designated insured option riders are available.

DEDUCTIONS AND CHARGES

FROM PREMIUMS

o Applicable charges for taxes imposed by states and other jurisdictions. Such taxes currently range between .75% and 5% (Virgin Islands).

o Premium sales charge of 4% of premiums paid. Equitable Variable currently intends to stop deducting this charge once the aggregate amount collected equals a specified amount. See DEDUCTIONS FROM YOUR PREMIUMS on page 13.

FROM THE POLICY ACCOUNT

o Administrative charge during the first policy year of $25 per month for policies with Face Amounts of $500,000 and over and $55 per month for policies with Face Amounts below $500,000 and, during subsequent years, $5 per month regardless of Face Amount (subject to $8 per month maximum).

o Monthly cost of insurance charge and monthly charge for any additional benefits.

o Transaction charges (for partial withdrawals, Face Amount increases and certain investment division transfers).

o During the first fifteen policy years, a contingent deferred sales charge called the Surrender Charge applies if the policy terminates or is surrendered for its Net Cash Surrender Value or if the Face Amount is reduced. The maximum charge is equal to 66% of one "target premium." After the first nine policy years, the charge declines on a monthly basis until it reaches zero at the end of the fifteenth policy year. If you increase the policy's Face Amount, an additional Surrender Charge will generally apply to the amount of the increase for fifteen years commencing on the effective date of increase. See SURRENDER CHARGE on page 14 for a detailed discussion, including an explanation of "target premium."

FROM THE SEPARATE ACCOUNT

o Current charge for certain mortality and expense risks equal to .60% per annum (guaranteed not to exceed .70% per annum).

FROM THE TRUST

o Trust shares are purchased at net asset value which reflects investment management fees and other direct expenses. Investment management fees are charged at the maximum annual rates of .35% of net assets for the Equity Index Portfolio, .40% for Common Stock, Money Market and Balanced Portfolios; .50% for Aggressive Stock and Intermediate Government Securities Portfolios; and .55% for High Yield, Global, Conservative Investors, Growth Investors, Quality Bond and the Growth & Income Portfolios.

VARIATIONS

o Equitable Variable is subject to the insurance laws and regulations in every jurisdiction in which Incentive Life 2000 is sold. As a result, the terms of Incentive Life 2000 may vary from jurisdiction to jurisdiction. The terms of Incentive Life 2000 may also vary where special circumstances result in a reduction in our costs.

o A modified version of our First Series Incentive Life policy may be offered where certain conditions are met.

ADDITIONAL INFORMATION

CANCELLATION RIGHT

o You have a right to examine the policy. If for any reason you are not satisfied with it, you may cancel the policy within the time limits described below. You may cancel the policy by sending it to our Administrative Office with a written request to cancel. Insurance coverage ends when you send your request.

o Your request to cancel the policy must be postmarked no later than the latest of the following three dates: (i) 10 days after you receive the policy, (ii) 10 days after we mail or personally deliver a written notice telling you about your rights to cancel (Notice of Withdrawal Right), or (iii) 45 days after you sign Part I of the policy application.

o If you cancel the policy, we will refund the premiums you paid. In certain cases where the policy was purchased as a result of an exchange of an existing life insurance policy, we may reinstate the prior policy. The cancellation right may vary in certain states. There may be income tax and withholding implications associated with cancellation.

POLICY TERMINATION

o The policy will terminate if the Net Cash Surrender Value is insufficient to cover monthly charges. If this occurs, you will be notified and given the opportunity to maintain the policy in force by making additional payments. You may be able to restore a terminated policy within a limited time period, but this will require additional evidence of insurability.

TAX EFFECTS

o Generally, under current Federal income tax law, death benefits are not subject to income tax and Policy Account earnings are not subject to income tax as long as they remain in the Policy Account. Loans, partial withdrawals, surrender, maturity, policy termination, or a substitution of insured may result in recognition of income for tax purposes.

                       HUDSON RIVER TRUST RATES OF RETURN

The rates of return shown below are based on the actual investment performance of The Hudson River Trust portfolios, after deduction for investment management fees and direct operating expenses of the Trust, for periods ending December 31, 1993. The historical performance of the Common Stock and Money Market Portfolios for periods prior to March 22, 1985 has been adjusted to reflect current investment management fees of .40% per annum and estimated direct operating expenses of the Trust of .10% per annum. The Common Stock Portfolio and its predecessors have been in existence since 1976. No return information is provided for the Equity Index Portfolio since it received its initial funding on March 1, 1994.

These rates of return are not illustrative of how actual investment performance will affect the benefits under your policy. Moreover, these rates of return are not an estimate or guarantee of future performance.

THESE RATES OF RETURN ARE FOR THE TRUST ONLY AND DO NOT REFLECT THE ADMINISTRATIVE AND COST OF INSURANCE CHARGES, SALES CHARGES AND THE MORTALITY AND EXPENSE RISK CHARGE APPLICABLE UNDER AN INCENTIVE LIFE 2000 POLICY.

                                                                              PERIODS ENDING 12/31/93
    PORTFOLIO                                         1 YEAR   3 YEARS     5 YEARS    10 YEARS    15 YEARS    SINCE INCEPTION(a)
    ---------                                         ------   -------     -------    --------    --------    ------------------
    Money Market..................................     3.00%     4.23%       6.00%       6.95%       --             7.83%
    Intermediate Government Securities............    10.58       --          --          --         --            10.25
    Quality Bond (b)..............................      --        --          --          --         --            (0.51)
    High Yield....................................    23.15     19.85       12.35         --         --            10.84
    Balanced......................................    12.28     15.52       14.22         --         --            13.95
    Growth & Income (b)...........................      --        --          --          --         --            (0.25)
    Common Stock..................................    24.84     21.12       15.44       15.27      17.52%          14.87
    Global........................................    32.09     19.73       15.36         --         --            11.22
    Aggressive Stock..............................    16.77     28.32       26.81         --         --            21.97

    The Asset Allocation Series:
      Conservative Investors......................    10.76     11.98         --          --         --            10.69
      Growth Investors............................    15.26     21.67         --          --         --            18.69

----------
(a) The Growth & Income and Quality Bond Portfolios received their initial funding on October 1, 1993; the Intermediate Government Securities Portfolio on April 1, 1991; the Conservative Investors and the Growth Investors Portfolios on October 2, 1989; the Global Portfolio on August 27, 1987; the High Yield Portfolio on January 2, 1987; the Aggressive Stock and Balanced Portfolios on January 27, 1986; the predecessor of the Money Market
    Portfolio on July 13, 1981; and the predecessor of the Common Stock Portfolio on January 13, 1976.

(b) Unannualized.

Additional investment performance information appears in the attached Trust prospectus.

ILLUSTRATIONS OF POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS. The illustrations on the next page were developed to demonstrate how the actual investment experience of the Trust and its predecessors would have affected the Policy Account Value and Cash Surrender Value of a hypothetical Incentive Life 2000 policy held through December 31, 1993. Each chart illustrates Premiums, Policy Account Values and Cash Surrender Values of a hypothetical Incentive Life 2000 policy, assuming 100% allocation to a different Separate Account investment division. The illustration also assumes that the insured is a 40-year-old male, non-smoker and that the policy has a level death benefit, a $200,000 face amount and a $3,000 annual premium.

Illustrations have been prepared only for portfolios of the Trust that have been in existence for five or more years. The other portfolios have been in existence for a shorter time period and any demonstration of how their investment performance would have affected policy values would be less meaningful.

For portfolios whose inception dates fall before June 30, the columns reflect actual, unannualized returns for the portion of the first year the portfolio was in existence. When a portfolio's inception date falls after June 30, the columns do not reflect partial year results, but show results based on the first full calendar year of operation.

Policy values reflect all charges assessed under the policy and by the Trust. Where applicable, current charges have been used to determine policy values; if guaranteed charges were used, the results would be lower. The historical performance of the Common Stock and Money Market portfolios for periods prior to March 22, 1985 has been adjusted to reflect current investment management fees of .40% per annum and .10% per annum for direct Trust expenses. These values are not an estimate or guarantee of future performance.

  ILLUSTRATIONS OF INCENTIVE LIFE 2000 POLICY ACCOUNT AND CASH SURRENDER VALUES
              BASED ON HISTORICAL INVESTMENT RESULTS AND $200,000
                         OF INITIAL INSURANCE PROTECTION

         [THE FOLLOWING DATA WAS REPRESENTED IN 3-D VERTICAL BAR GRAPHS
                          IN THE PRINTED PROSPECTUS:]

COMMON STOCK DIVISION
                        1ST YEAR   5TH YEAR    10TH YEAR    SINCE 1/13/76
Premium ............     $3,000     $15,000     $30,000       $ 54,000
Policy Account Value     $1,977     $21,063     $56,059       $211,962
Cash Surrender Value     $1,349     $19,834     $54,805       $211,962



MONEY MARKET DIVISION
                        1ST YEAR   5TH YEAR    10TH YEAR   SINCE 12/31/82
Premium ............     $3,000     $15,000     $30,000       $36,000
Policy Account Value     $2,064     $14,162     $34,204       $40,985
Cash Surrender Value     $1,435     $12,933     $32,950       $40,233



AGGRESSIVE STOCK DIVISION
                        1ST YEAR   5TH YEAR    SINCE 1/27/86
Premium ............     $3,000     $15,000       $24,000
Policy Account Value     $2,576     $18,008       $47,915
Cash Surrender Value     $1,947     $16,779       $46,410



BALANCED DIVISION
                        1ST YEAR   5TH YEAR    SINCE 1/27/86
Premium ............     $3,000     $15,000       $24,000
Policy Account Value     $2,428     $15,257       $31,868
Cash Surrender Value     $1,799     $14,028       $30,363



HIGH YIELD DIVISION
                        1ST YEAR   5TH YEAR     SINCE 1/2/87
Premium ............     $3,000     $15,000       $21,000
Policy Account Value     $1,871     $14,666       $26,114
Cash Surrender Value     $1,242     $13,437       $24,609



GLOBAL DIVISION
                        1ST YEAR   5TH YEAR    SINCE 12/31/87
Premium ............     $3,000     $15,000       $18,000
Policy Account Value     $2,018     $14,872       $22,650
Cash Surrender Value     $1,390     $13,643       $21,271

                               [END OF GRAPH DATA]


                                       3-A

PART 1:       DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
              INCENTIVE LIFE 2000 INVESTMENT CHOICES

THE COMPANY THAT ISSUES INCENTIVE LIFE 2000

EQUITABLE VARIABLE. Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1993, we had approximately $81.6 billion face amount of variable life insurance in force.

We sell both traditional and innovative forms of life insurance designed to give policyowners maximum choice and flexibility. Additional forms of life insurance are available through our parent, Equitable. Your Equitable agent can provide information about all forms of life insurance available from us and Equitable and help you decide which may best meet your objectives.

OUR PARENT, EQUITABLE. Equitable, a New York stock life insurance company, has been in business since 1859. Equitable and its subsidiaries managed approximately $174 billion as of December 31, 1993. Equitable's assets do not back the benefits that we pay under our policies. Equitable's home office is 787 Seventh Avenue, New York, New York 10019.

Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA currently owns 49% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock and redeemable preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company, Equitable and their subsidiaries. After September 19, 1994 (or earlier under certain circumstances) AXA will be able to increase its ownership of the Holding Company's common stock by converting certain convertible securities it currently owns or through purchases. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies.

THE SEPARATE ACCOUNT AND THE TRUST

THE SEPARATE ACCOUNT. The Separate Account was established on April 19, 1985 under the Insurance Law of the State of New York. The Separate Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account.

Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life insurance policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business we may conduct. This means that the assets supporting Policy Account values maintained in the Separate Account are not subject to the claims of our other creditors. We may also retain in the Separate Account amounts owed to us for charges or other permitted allocations. Because such retained amounts do not support Policy Account values, we may transfer them from the Separate Account to our general account.

THE TRUST. The Separate Account has several divisions, each of which invests in shares of a corresponding portfolio of the Trust. The Trust is an open-end diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different "series" of stock, each of which relates to a different Trust portfolio with a different investment policy. The Trust does not impose a sales charge or "load" for buying and selling its shares. The Trust's shares are bought and sold by our Separate Account at net asset value. The Trust's custodian is The Chase Manhattan Bank, N.A.

The Trust sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to protect our policyowners. Also, if we ever believe that any of the Trust's portfolios is so large as to materially impair the investment performance of a portfolio or the Trust, we will examine other investment options.

THE TRUST'S INVESTMENT ADVISER. The Trust is advised by Alliance Capital Management L.P. (Alliance). Alliance is registered as an investment adviser under the Investment Advisers Act of 1940 (the Advisers Act). Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable.

Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 1993, Alliance was managing approximately $115 billion in assets.

Alliance's main office is 1345 Avenue of the Americas, New York, New York 10105.

The advisory fee payable by the Trust is based on the following annual percentages of the value of each portfolio's daily average net assets:

                                                                        DAILY AVERAGE NET ASSETS
                                                              --------------------------------------------
                                                                 FIRST           NEXT             OVER
                                                                 $350            $400             $750
PORTFOLIO                                                       MILLION         MILLION          MILLION
---------                                                     -----------     -----------      -----------
Common Stock, Money Market and Balanced ..................      .400%            .375%            .350%
Aggressive Stock and Intermediate Government Securities...      .500%            .475%            .450%
High Yield, Global, Conservative Investors and
   Growth Investors ......................................      .550%            .525%            .500%


                                                                 FIRST           NEXT
                                                                 $500            $500             OVER
PORTFOLIO                                                       MILLION         MILLION        $1 BILLION
---------                                                     -----------     -----------      -----------
Quality Bond and Growth & Income .........................      .550%            .525%            .500%


                                                                 FIRST           NEXT             OVER
                                                                 $750            $750             $1.5
PORTFOLIO                                                       MILLION         MILLION          BILLION
---------                                                     -----------     -----------      -----------
Equity Index .............................................      .350%            .300%            .250%


INVESTMENT POLICIES OF THE TRUST'S PORTFOLIOS. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:

PORTFOLIO                     INVESTMENT POLICY                                        OBJECTIVE
---------                     -----------------                                        ---------
MONEY MARKET...............   Primarily  high  quality  short-term  money  market      High  level  of  current  income  while
                              instruments.                                             preserving   assets   and   maintaining
                                                                                       liquidity.

INTERMEDIATE...............   Primarily debt  securities  issued or guaranteed by      High  current  income  consistent  with
GOVERNMENT                    the   U.S.    Government,    its    agencies    and      relative stability of principal.
SECURITIES                    instrumentalities.  Each  investment  will  have  a
                              final  maturity of  not  more  than  10 years  or a
                              duration  not  exceeding    that   of   a   10-year
                              Treasury note.

QUALITY BOND...............   Primarily investment grade fixed-income securities.      High  current  income  consistent  with
                                                                                       preservation of capital.

HIGH YIELD.................   Primarily   a   diversified   mix  of  high  yield,      High  return  by   maximizing   current
                              fixed-income     securities    involving    greater      income  and,  to  the extent consistent
                              volatility  of  price  and  risk of  principal  and      with that objective, capital  apprecia-
                              income than high quality  fixed-income  securities.      tion.
                              The medium and lower  quality  debt  securities  in
                              which the  portfolio  may invest are known as "junk
                              bonds."

BALANCED...................   Primarily  common  stocks,   publicly-traded   debt      High return  through a  combination  of
                              securities    and   high   quality   money   market      current      income     and     capital
                              instruments.                                             appreciation.

GROWTH & INCOME............   Primarily common stocks and securities  convertible      High return  through a  combination  of
                              into common stocks.                                      current      income     and     capital
                                                                                       appreciation.

EQUITY INDEX...............   Selected  securities  in the  Standard & Poor's 500      Total  return  before  Trust   expenses
                              Index  which  the  advisor  believes  will,  in the      that   approximates  the  total  return
                              aggregate,  approximate the performance  results of      performance  of the  Standard  & Poor's
                              the Index.                                               500 Index,  including  reinvestment  of
                                                                                       dividends,  at a risk level  consistent
                                                                                       with that of the Index.

COMMON STOCK...............   Primarily   common  stock  and  other   equity-type      Long-term   growth   of   capital   and
                              instruments.                                             increasing income.

GLOBAL.....................   Primarily  equity  securities of non-United  States      Long-term growth of capital.
                              as well as United States companies.

AGGRESSIVE STOCK...........   Primarily  common  stocks  and  other   equity-type      Long-term growth of capital.
                              securities  issued  by  medium  and  other  smaller
                              sized companies with strong growth potential.

PORTFOLIO                     INVESTMENT POLICY                                        OBJECTIVE
---------                     -----------------                                        ---------
ASSET ALLOCATION SERIES
-----------------------
CONSERVATIVE...............   Diversified  mix of  publicly-traded,  fixed-income      High  total  return  without,   in  the
INVESTORS                     and  equity  securities;  asset  mix  and  security      adviser's   opinion,   undue   risk  to
                              selection   are   primarily   based  upon   factors      principal.
                              expected to reduce risk.

GROWTH INVESTORS...........   Diversified  mix of  publicly-traded,  fixed-income      High total return  consistent  with the
                              and  equity  securities;  asset  mix  and  security      adviser's  determination  of reasonable
                              selection  based upon factors  expected to increase      risk.
                              possibility of high long-term return.


Because Policy Account values may be invested in mutual fund options, Incentive Life 2000 offers an opportunity for the Cash Surrender Value to appreciate more rapidly than it would under comparable fixed-benefit whole-life insurance. You must, however, accept the risk that if investment performance is unfavorable, the Cash Surrender Value may not appreciate as rapidly and, indeed, may decrease in value.

More detailed information about the Trust, its investment policies, risks, expenses and all other aspects of its operations, appears in its prospectus, which is attached to this prospectus, and in its Statement of Additional Information referred to therein.

THE GUARANTEED INTEREST DIVISION

YOU MAY ALLOCATE SOME OR ALL OF YOUR POLICY ACCOUNT TO THE GUARANTEED INTEREST DIVISION, WHICH IS FUNDED BY OUR GENERAL ACCOUNT AND PAYS INTEREST AT A DECLARED RATE GUARANTEED FOR EACH POLICY YEAR. THE PRINCIPAL, AFTER DEDUCTIONS, IS ALSO GUARANTEED. THE GENERAL ACCOUNT SUPPORTS ALL OF OUR INSURANCE AND ANNUITY
GUARANTEES, INCLUDING THE GUARANTEED INTEREST DIVISION, AS WELL AS OUR GENERAL OBLIGATIONS. BECAUSE OF APPLICABLE EXEMPTIVE AND EXCLUSIONARY PROVISIONS, PARTICIPATIONS IN THE GUARANTEED INTEREST DIVISION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND NEITHER THE GUARANTEED INTEREST DIVISION NOR THE GENERAL ACCOUNT HAS BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT, THE GUARANTEED INTEREST DIVISION NOR ANY INTERESTS THEREIN ARE GENERALLY SUBJECT TO REGULATION UNDER THESE ACTS. WE HAVE BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES RELATING TO THE GENERAL ACCOUNT AND THE GUARANTEED INTEREST DIVISION. SUCH DISCLOSURES ARE INCLUDED IN THIS PROSPECTUS FOR YOUR INFORMATION. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAW RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

AMOUNTS IN THE GUARANTEED INTEREST DIVISION. You may accumulate amounts in the Guaranteed Interest Division by allocating net premiums and loan repayments to that Division, transferring amounts from the divisions of the Separate Account to the Guaranteed Interest Division or earning interest on amounts you already have in the Guaranteed Interest Division. A Living Benefit payment will also result in amounts being transferred to the Guaranteed Interest Division. See LIVING BENEFIT OPTION on page 9. In addition, any policy loan is secured by an amount in your Policy Account equal to the outstanding loan. This amount remains part of the Policy Account but is assigned to the Guaranteed Interest Division. We refer to this amount as the loaned amount in the Guaranteed Interest Division.

The amount you have in the Guaranteed Interest Division at any time is the sum of all net premiums and loan repayments allocated to that Division, all transfers into that Division (including amounts securing any policy loan or Living Benefit payment) plus earned interest, less amounts transferred out or withdrawn, and monthly deductions allocated to, this Division.

ADDING INTEREST IN THE GUARANTEED INTEREST DIVISION. We pay a declared interest rate on all amounts that you have in the Guaranteed Interest Division. At policy issuance, and prior to each policy anniversary, we declare the rates that will apply to amounts in the Guaranteed Interest Division for the following policy year. Different rates may apply to policies currently being issued and previously issued policies. These annual interest rates will never be less than the minimum guaranteed interest rate of 4%. Different rates are also paid on unloaned and loaned amounts in the Guaranteed Interest Division. See POLICY LOAN INTEREST on page 11. Amounts securing a Living Benefit payment are considered unloaned amounts for purposes of crediting interest.

Interest is compounded daily at an effective annual rate that equals the declared rate for each policy year. We credit interest on unloaned amounts in the Guaranteed Interest Division at the end of each policy month. Interest is credited on any loaned amount in the Guaranteed Interest Division on each policy anniversary and any time you entirely repay a policy loan in full. Credited interest on the loaned amount is allocated to the Separate Account divisions and to the unloaned portion of the Guaranteed Interest Division in accordance with your premium allocation percentages.

TRANSFERS FROM THE GUARANTEED INTEREST DIVISION. Once during each policy year, you may request a transfer from your unloaned amount in the Guaranteed Interest Division to one or more of the divisions of the Separate Account. If we receive your transfer request within 30 days prior to your policy anniversary, the transfer will be made on your policy anniversary. If we receive your request on or within 30 days after your policy anniversary, the transfer will be made as of the date we receive your request. You may transfer up to 25% of your unloaned value in the Guaranteed Interest Division as of the transfer date or the minimum transfer amount, whichever is more. The minimum transfer amount is the minimum transfer amount shown in the policy or your total unloaned value in the Guaranteed Interest Division on the transfer date, whichever is less. Amounts securing a Living Benefit payment may not be transferred from the Guaranteed Interest Division.

PART 2:       DETAILED INFORMATION ABOUT INCENTIVE LIFE 2000

FLEXIBLE PREMIUMS

You may choose the amount and frequency of premium payments, as long as they are within the limits described below. We determine the applicable minimum initial premium based on the age, sex, rating class and smoker/non-smoker status of the insured person, the initial Face Amount of the policy (the initial minimum Face Amount is $50,000 and $200,000 for insured's age 66 or over at issue) and any additional benefits selected. In certain situations, however, no distinction is made based on the sex of the insured person. See COST OF INSURANCE CHARGE on page 13. You may choose to pay a higher initial premium.

The full initial premium you indicated on your application must be paid on or before the date on which the policy is delivered to you. No insurance under your policy will take effect (a) until a policy is delivered and the full initial premium is paid while the person proposed to be insured is living and (b) unless the information in the application continues to be true and complete, without material change, as of the time the initial premium is paid.

Your first premium payment should be given to your agent or broker and must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to Equitable Variable. Any additional premiums must be sent directly to our Administrative Office. We will not accept cash payments. If you have submitted the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured. You may review a copy of our Temporary Insurance Agreement on request.

On your application you provide us with initial instructions as to how to allocate your net premiums and monthly charges among the Separate Account divisions and the Guaranteed Interest Division. Allocation percentages may be any whole number from zero to 100, but the sum must equal 100. Allocations to the Separate Account divisions take effect on the first business day that follows the 20th calendar day after the Issue Date of your policy. The Issue Date is shown on the Information Page of your policy (the Policy Information
Page), and is the date we actually issue your policy. The date your allocation instructions take effect is called the Allocation Date. Our business days are described in HOW WE DETERMINE THE UNIT VALUE on page 10.

Until the Allocation Date, any net premiums allocated to a Separate Account division will be allocated to the Separate Account's Money Market Division, and all monthly charges allocable to the Separate Account will be deducted from the Money Market Division. On the Allocation Date, amounts in the Money Market Division will be allocated to the Separate Account divisions in accordance with your policy application. See TRANSFERS OF POLICY ACCOUNT VALUE on page 10 and POLICY PERIODS, ANNIVERSARIES, DATES AND AGES on page 16. We may delay the Allocation Date for the same reasons that we would delay effecting a transfer request. There will be no charge for the transfer out of the Money Market Division on the Allocation Date. See TRANSFERS OF POLICY ACCOUNT VALUE on page 10.

You may change the allocation percentages of net premiums or of monthly deductions by writing to our Administrative Office and indicating the changes you wish to make. These changes will go into effect as of the date your request is received at our Administrative Office, but no earlier than the first business day following the Allocation Date, and will affect transactions on and after such date.

Although premiums are flexible, the Policy Information Page will show a "planned" periodic premium. You determine the planned premium (within limits set by us) when you apply for the policy. The planned premium is not necessarily designed to equal the amount of premium that will keep your policy in effect. You may make or skip a planned premium. We will send premium reminder notices if you selected annual, semi-annual or quarterly planned premiums. We reserve the right to limit the amount of any premium payments you make which are in addition to your planned premium.

Generally, premiums may be paid at any time and in any amount, as long as each payment is at least $100. (Policies issued in some states or automatic payment plans may require different minimum premium payments.) Except for Texas policyowners, this minimum may be increased if we give you 90 days written notice. We may return premium payments if we determine that they would cause your policy to become a modified endowment contract or to cease to qualify as life insurance under Federal income tax law. We may also make such changes to the policy as we deem necessary to continue to qualify the policy as life insurance. See TAX EFFECTS on page 16 for an explanation of modified endowment contracts, the special tax consequences of such contracts, and how your policy might become a modified endowment contract.

If you stop paying premiums, your policy will remain in effect until the Net Cash Surrender Value (the amount in your Policy Account minus the surrender charge and any loan and accrued loan interest) can no longer cover the monthly deductions from your Policy Account. See YOUR POLICY CAN TERMINATE on page 15.

DEATH BENEFITS

We pay a benefit to the beneficiary of the policy when the insured person dies. This benefit will be equal to the death benefit under your policy plus any additional benefits included in your policy and then due, less any policy loan, any lien securing a Living Benefit payment and accrued interest. If the insured person dies during a grace period, we will also deduct any overdue monthly deductions.

You may choose between two death benefit options:

o OPTION A provides a death benefit equal to the policy's Face Amount. Except as described below, the Option A benefit is fixed.

o OPTION B-PLUS provides a death benefit equal to the policy's Face Amount PLUS the amount in your Policy Account on the day the insured person dies. Under Option B-PLUS, the value of the benefit is variable and fluctuates with the amount in your Policy Account.

Policyowners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B-PLUS. Policyowners who prefer to have insurance coverage that does not vary in amount and lower cost of insurance charges should choose Option A.

Under both options, a higher death benefit may apply. This higher death benefit is a percentage multiple of the amount in your Policy Account. The percentage is generally based on provisions of Federal tax law which require a minimum death benefit in relation to cash value for your policy to qualify as life insurance. A higher percentage multiple than that required by Federal tax law will be applied at ages 91 and over under Option A and for ages 71 and over under Option B-PLUS. This means that when the death benefit is calculated using the percentage multiple at those ages, the benefit will be higher than that otherwise necessary to continue to qualify your policy as life insurance under Federal income tax law. Since cost of insurance charges are assessed on the difference between the Policy Account value and the death benefit, these charges will increase if the higher death benefit takes effect.

The higher death benefit will be the amount in your Policy Account on the day the insured person dies times the percentage for the insured person's age (nearest birthday) at the beginning of the policy year of the insured person's death. The percentage declines as the insured person gets older. For ages that are not shown on the following table, the applicable percentage multiples will decrease by a ratable portion for each full year.

    TABLE OF DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY ACCOUNT VALUES

---------------------------------------------------------------------------------------------------------------
INSURED               40 or                                                                   75 to
PERSON'S AGE          under       45        50        55         60        65         70        95         100
------------          -----      ----      ----      ----       ----      ----       ----      ----        ----
OPTION A              250%       215%      185%      150%       130%      120%       115%      105%        100%
---------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
INSURED               40 or                                                          70 to
PERSON'S AGE          under       45        50        55         60        65         85        90          95       100
------------          -----      ----      ----      ----       ----      ----       ----      ----        ----      ----
OPTION B-PLUS         250%       215%      185%      150%       130%      120%       115%      110%        105%      100%
-------------------------------------------------------------------------------------------------------------------------


For example, if the insured person were 75 years old and your policy had a Policy Account value of $200,000, the higher death benefit under Option A would be 105% of $200,000 or $210,000 and the higher death benefit under Option B-PLUS would be 115% of $200,000 or $230,000.

CHANGES IN INSURANCE PROTECTION

CHANGING THE FACE AMOUNT. You may request a change in the Face Amount any time after the first policy year by sending a written request to our Administrative Office. See TAX EFFECTS on page 16 for the tax consequences of changing the Face Amount. Any change will be subject to our approval and the following conditions:

o To increase the Face Amount, you must provide satisfactory evidence that the insured person is still insurable. The cost of insurance rate for the amount of the increase will be based on the rating class, attained age and smoker/non-smoker status of the insured person on the date of the increase and on the insured person's sex. See COST OF INSURANCE CHARGE on page 13. If the insured person has become a more expensive risk we will ask you if you want to pay the higher cost of insurance charges before we process the change.

o Any increase must be at least $10,000. Monthly deductions from your Policy Account for the cost of insurance will generally increase, beginning on the date the increase takes effect. An administrative charge of $1.50 for each additional $1,000 of insurance (up to a maximum charge of $240) will be deducted from your Policy Account. See HOW POLICY ACCOUNT CHARGES ARE ALLOCATED on page 14.

o A surrender charge will generally be applicable to a Face Amount increase for fifteen years from the effective date of the increase. Face Amount reductions will be applied against prior Face Amount increases, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. See SURRENDER CHARGE on page 14.

o Following the increase, a portion of each premium payment will be deemed to be attributable to the Face Amount increase. The premium sales charge will generally be deducted from this amount, even if we had previously stopped deducting the charge on the premiums paid before the increase in accordance with our current practice. See DEDUCTIONS FROM YOUR PREMIUMS--PREMIUM SALES CHARGE on page 13.

o You will have the right to cancel the Face Amount increase within the later of (1) 45 days after the application for the increase is signed, (2) 10 days after receipt of a new Policy Information Page showing the increase and (3) 10 days after we mail or personally deliver a Notice of Cancellation Right. If you cancel the increase we will reverse any charges attributable to the increase and recalculate the Policy Account value, Cash Surrender Value and surrender charge to what they would have been had the increase not taken place. No surrender charge will be incurred upon cancellation.

o You may reduce the Face Amount but not below the minimum we require to issue this policy at the time of the reduction. Any reduction must be at least $10,000. Monthly deductions from your Policy Account for the cost of insurance will generally decrease, beginning on the date the decrease in Face Amount takes effect. If you reduce the Face Amount during the first fifteen policy years or during the first fifteen years after a Face Amount increase, we may deduct a pro rata share of any applicable surrender charge from the Policy Account. See SURRENDER CHARGE on page 14.

o Our current procedure is to disapprove a requested decrease if it would cause a death benefit based on the Policy Account percentage multiple to apply. See DEATH BENEFITS on page 7.

CHANGING THE DEATH BENEFIT OPTION. At any time after the first policy year while your policy is in force, you may change the death benefit option by sending a written request to our Administrative Office. We may require evidence of insurability to make the change. See TAX EFFECTS on page 16 for the tax consequences of changing the death benefit option.

o If you change from OPTION A TO OPTION B-PLUS, the Face Amount will be decreased by the amount in your Policy Account on the date of the change. We may not allow such a change if it would reduce the Face Amount below the minimum required to issue this policy at the time of the reduction.

o If you change from OPTION B-PLUS TO OPTION A, the Face Amount of insurance will be increased by the amount in the Policy Account on the date of the change.

These increases and decreases in Face Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which cost of insurance charges are based (see COST OF INSURANCE CHARGE on page 13). If your death benefit is determined by a percentage multiple of the Policy Account, however, the new Face Amount will be determined differently. No surrender charge will be incurred or established when the Face Amount is increased or decreased as a result of a death benefit option change.

SUBSTITUTION OF INSURED PERSON. If you provide satisfactory evidence that the person proposed to be insured is insurable then, subject to certain restrictions, you may, after the first policy year, substitute the insured person under your policy. If you do so, the cost of insurance charges may change, but we will not change the surrender charge. Since substituting the insured person is a taxable event and may have other adverse tax consequences as well, you should consult your tax adviser prior to substituting the insured person under your policy. As a condition to substituting the insured person we may require you to sign a form acknowledging the tax consequences of making this change.

WHEN POLICY CHANGES GO INTO EFFECT. A substitution of the insured person, or change in Face Amount or death benefit option, will go into effect at the beginning of the policy month that coincides with or follows the date we approve the request for the change. In some cases we may not approve a change because it might disqualify your policy as life insurance under applicable Federal tax law. In other cases there may be adverse tax consequences as a result of the change. See TAX EFFECTS on page 16.

MATURITY BENEFITS

If the insured person is still living on the policy anniversary nearest his or her 100th birthday (Final Policy Date), we will pay you the amount in the Policy Account net of any policy loan, any lien securing a Living Benefit payment and accrued interest. The policy will then terminate. You may choose to have this benefit paid in installments. See TAX EFFECTS on page 16 and YOUR PAYMENT OPTIONS on page 20.

LIVING BENEFIT OPTION

Subject to regulatory approval in your state and our underwriting guidelines, our new Living Benefit rider will be added to your policy at issue. The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured person has a terminal illness. Certain eligibility requirements apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). There is no additional charge for the rider, but we will deduct an administrative charge of $250 from the proceeds of the Living Benefit payment. This charge may be less in some states. In addition, if you tell us that you do not wish to have the rider added at issue, but you later ask to add it, additional underwriting will be required and there will be a $100 administrative charge.

When a Living Benefit claim is paid, Equitable Variable establishes a lien against the policy. The amount of the lien is the sum of the Living Benefit payment and any accrued interest on that payment. Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted in the state your policy is delivered. See BORROWING FROM YOUR POLICY ACCOUNT POLICY LOAN INTEREST on page 11.

Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This liened amount will be transferred to the Guaranteed Interest Division where it will earn interest at the same rate as unloaned amounts. See THE GUARANTEED INTEREST DIVISION on page 6. This liened amount will not be available for loans, transfers or partial withdrawals. Any death benefit, maturity benefit or Net Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See TAX EFFECTS on page 16 for a discussion of the tax treatment of distributions under the policy. Consult your tax advisor. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. You should contact your Equitable agent if you wish to make a claim under the rider.

ADDITIONAL BENEFITS MAY BE AVAILABLE

Your policy may include additional benefits. A charge will be deducted from your Policy Account monthly for each additional benefit you choose. These benefits are subject to our rules and may be cancelled by you at any time. More details will be included in your policy if you choose any of these benefits. The following additional benefits are currently available: disability waiver benefit, accidental death benefit, children's term insurance, term insurance on an additional insured person and designated insured option rider.

The designated insured option rider permits the policyowner, upon the death of the insured person, to purchase insurance on the life of a "designated insured person" without evidence of insurability.

If the disability waiver goes into effect we will not permit Face Amount increases or decreases and the death benefit will be changed to Option B-PLUS.

YOUR POLICY ACCOUNT VALUE

The amount in your Policy Account is the sum of the amounts you have in the Guaranteed Interest Division and in the various divisions of the Separate Account. Your Policy Account also reflects various charges. See DEDUCTIONS AND CHARGES on page 13.

AMOUNTS IN THE SEPARATE ACCOUNT. Amounts allocated, transferred or added to a Separate Account division are used to purchase units of that division. Units are redeemed from a Separate Account division when amounts are withdrawn, transferred or deducted for charges or capitalized loan interest. The number of units purchased or redeemed in a division of the Separate Account is calculated by dividing the dollar amount of the transaction by the division's unit value calculated after the close of business that day. On any given day, the value you have in a division of the Separate Account is the unit value for that division times the number of units credited to you in that division.

HOW WE DETERMINE THE UNIT VALUE. We determine unit values for the divisions of the Separate Account at the end of each business day. Generally, a business day is any day we are open and the New York Stock Exchange is open for trading. We are closed for national business holidays, including Martin Luther King, Jr. Day, and also on the Friday after Thanksgiving. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. We will not process any policy transactions received as of such days other than a policy anniversary report, monthly charge deduction and the payment of death benefit proceeds. The unit value for any business day is equal to the unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

A net investment factor is determined for each division of the Separate Account every business day as follows: first, we take the net asset value of a share in the corresponding Trust portfolio at the close of business that day, as reported by the Trust, and we add the per share amount of any dividends or capital gains distributions paid by the Trust on that day. We divide this amount by the per share net asset value on the preceding business day. Then, we subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday and Monday). The daily charge is currently at an effective annual rate of .60% and is guaranteed not to exceed an effective annual rate of .70%. See CHARGES AGAINST THE SEPARATE ACCOUNT on page 14. Finally, we reserve the right to subtract any daily charge for taxes or amounts set aside as a reserve for taxes. For current Incentive Life 2000 unit values, call (212) 714-5015.

TRANSFERS OF POLICY ACCOUNT VALUE. You may request a transfer of amounts from any division of the Separate Account to any other division of the Separate Account or to the Guaranteed Interest Division. Special rules apply to transfers out of the Guaranteed Interest Division. See TRANSFERS FROM THE GUARANTEED INTEREST DIVISION on page 6. You may make a transfer by telephone or by submitting a written transfer request to our Administrative Office. Transfer request forms are available from your Equitable agent or from our Administrative Office. Special rules apply to telephone transfers. See TELEPHONE TRANSFERS on page 11.

The minimum amount which may be transferred on any date will be shown on the Policy Information Page and is usually $500. This minimum need not come from any one division or be transferred to any one division as long as the total amount transferred that day, including any amounts transferred to or from the Guaranteed Interest Division, is at least equal to the minimum. However, we will transfer the entire amount in any division of the Separate Account even if it is less than the minimum specified in your policy. A lower minimum amount applies to our Automatic Transfer Service which is described below.

Transfers take effect on the date we receive your request, but no earlier than the first business day following the Allocation Date. When part of a transfer request cannot be processed, we will not process any part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where the request is for a transfer from a division of an amount greater than currently allocated to that division. We may delay making a transfer if the New York Stock Exchange is closed or the SEC has declared that an emergency exists. In addition, we may delay transfers where permitted under applicable law.

AUTOMATIC TRANSFER SERVICE. The Automatic Transfer Service enables you to make automatic monthly transfers out of the Money Market Division into the other Separate Account divisions.

To start using this service you must first complete a special election form that is available from your agent or our Administrative Office. You must also have a minimum of $5,000 in the Money Market Division on the date the Automatic Transfer Service is scheduled to begin. You can elect up to eight Separate Account investment divisions for monthly transfers, but the minimum amount that may be transferred to each division each month is $50.

If you elect the Automatic  Transfer Service with your policy  application,  the automatic transfers will begin in the second policy month following the Allocation Date. If you elect the Automatic Transfer Service after your application has been submitted, automatic transfers will begin on the next monthly processing date after we receive your election form at our Administrative Office. See POLICY PERIODS, ANNIVERSARIES, DATES AND AGES on page 16.

The Automatic Transfer Service will remain in effect until the earliest of the following events: (1) the funds in the Money Market Division are insufficient to cover the automatic transfer amount; (2) the policy is in a grace period; (3) we receive at our Administrative Office your written instruction to cancel the Automatic Transfer Service; or (4) we receive notice of death under the policy.

Using the Automatic Transfer Service does not guarantee a profit or protect against loss in a declining market.

TELEPHONE TRANSFERS. In order to make transfers by telephone, you must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed form MUST be returned to our Administrative Office before requesting a telephone transfer.

Telephone transfers may be requested on each day we are open to transact business. You will receive the division's unit values as of the close of business on the day you call. We do not accept telephone transfer requests after 3:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. The telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described above.

Procedures have been established by Equitable Variable that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If Equitable Variable does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses arising out of any action on its part or any failure or omission to act as a result of its own negligence, lack of good faith, or willful misconduct. In light of the procedures established, Equitable Variable will not be liable for following telephone instructions that it reasonably believes to be genuine.

During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of up to $25 for transfers of Policy Account value. You will be able to make 12 free transfers in any policy year, but we will charge $25 per transfer after the twelfth transfer. All transfers made on one transfer request form will count as one transfer, and all transfers made in one telephone request will count as one transfer. Transfers made through the Automatic Transfer Service or on the Allocation Date will not count toward the twelve free transfers. No charge will ever apply to the transfer of all of your amounts in the Separate Account to the Guaranteed Interest Division.

BORROWING FROM YOUR POLICY ACCOUNT

You may borrow up to 90% of your policy's Cash Surrender Value using only your policy as security for the loan. Any new loan must be at least the minimum amount shown on the Policy Information Page, usually $500. If you request an additional loan, the additional amount requested will be added to the amount of any outstanding loan and accrued loan interest. Any amount that secures a loan remains part of your Policy Account but is assigned to the Guaranteed Interest Division. This loaned amount earns an interest rate expected to be different from the interest rate for unloaned amounts. Amounts securing a Living Benefit payment are not available for policy loans.

HOW TO REQUEST A LOAN. You may request a loan by writing to our Administrative Office. You should tell us how much of the loan you want taken from your unloaned amount in the Guaranteed Interest Division and how much you want taken from your amounts in the divisions of the Separate Account. If you request a loan from a division of the Separate Account, we will redeem units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Division. The amounts you have in each division will be determined as of the day your request for a loan is received at our Administrative Office.

If you do not indicate how you wish to allocate it, the loan will be allocated according to the deduction allocation percentages applicable to your Policy Account. If the loan cannot be allocated based on these percentages, it will be allocated based on the proportions of your unloaned amounts in the Guaranteed Interest Division and your value in each division of the Separate Account to the unloaned value of your Policy Account.

POLICY LOAN INTEREST. Interest on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each policy year. The same rate applies to any outstanding policy loans and any new amounts you borrow during the year. You will be notified of the current rate when you apply for a loan. The maximum rate is the greater of 5%, or the "Published Monthly Average" for the month that ends two months before the interest rate is set. The "Published Monthly Average" is the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc. If this average is no longer published, we will use any successor or the average established by the insurance supervisory official of the jurisdiction in which the policy is delivered. We will not charge more than the maximum rate permitted by applicable law. We may also set a rate lower than the maximum.

Any change in the rate from one year to the next will be at least 1/2%. Your maximum loan interest rate will only change, therefore, if the Published Monthly Average differs from the previous interest rate by at least 1/2 of 1%. You will be notified in advance of any increase in the interest rate on any loan you have outstanding.

When you borrow on your policy, the amount of your loan is set aside in the Guaranteed Interest Division where it earns a declared rate for loaned amounts. Loaned amounts will earn interest at a lower rate than the rate you are charged for policy loan interest. Currently, for the first twenty policy years, the rate we credit on loaned amounts is 1% less than the rate we charge for policy loan interest. Beginning in the twenty-first policy year, the rate we currently credit on loaned amounts is 1/2 of 1% less than the rate we charge for policy loan interest. Because Incentive Life 2000 was offered for the first time in 1992, no reduction in the loan spread in the twenty-first policy year has yet been attained. These loan spreads are those currently in effect and are not guaranteed. However, the interest credited on loaned amounts will never be less than 4%.

WHEN INTEREST IS DUE. Interest is due on each policy anniversary. If you do not pay the interest when it is due, it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your Policy Account which are then in effect. This means an additional loan is made to pay the interest and amounts are transferred from the investment divisions to make the loan. If the interest cannot be allocated on this basis, it will be allocated as described above for allocating your loan.

REPAYING THE LOAN. You may repay all or part of a policy loan at any time. While you have a policy loan and your policy is not in grace, we assume that any money you send us is meant to repay the loan. If you wish to have any of these payments applied as premium payments, you must specifically so indicate in writing. Any amount not needed to repay a loan and accrued loan interest will be applied as a premium payment. We will first allocate loan repayments to our Guaranteed Interest Division until the amount of any loans originally allocated to that division have been repaid. After you have repaid this amount, you may choose how you want us to allocate the balance of any additional repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages.

THE EFFECTS OF A POLICY LOAN. A loan will have a permanent effect on the value of your Policy Account and, therefore, on the benefits under your policy, even if the loan is repaid. The loaned amount set aside in the Guaranteed Interest Division will not be available for investment in the divisions of the Separate Account or in the unloaned portion of the Guaranteed Interest Division. Whether you earn more or less with the loaned amount set aside depends on the investment experience of the divisions of the Separate Account and the rates declared for the unloaned portion of the Guaranteed Interest Division. The amount of any policy loan and accrued loan interest will reduce the proceeds paid from your policy upon the death of the insured person, policy maturity or policy surrender. In addition, a loan will reduce the amount available for you to withdraw from your policy. See TAX EFFECTS on page 16 for the tax consequences of a policy loan. A loan may also affect the length of time that your insurance remains in force because the amount set aside to secure your loan cannot be used to cover the monthly deductions. See YOUR POLICY CAN TERMINATE on page 15.

PARTIAL WITHDRAWALS FROM YOUR POLICY ACCOUNT

At any time after the first policy year while the insured person is living, you may request a partial withdrawal of your Net Cash Surrender Value by writing to our Administrative Office. Any such withdrawal is subject to our approval and to certain conditions. Amounts securing a Living Benefit payment are not available for partial withdrawals. In addition, we reserve the right to decline a request for a partial withdrawal. Under our current rules, a withdrawal must:

o  be at least $500,

o not cause the death benefit to fall below the minimum Face Amount for which we would issue the policy at the time, and

o not cause the policy to fail to qualify as life insurance under applicable tax law.

PARTIAL WITHDRAWAL CHARGES. When you make a partial withdrawal, an expense charge of $25 or 2% of the amount requested, whichever is less, will be deducted from your Policy Account.

ALLOCATION OF PARTIAL WITHDRAWALS AND CHARGES. You may specify how much of the withdrawal you want taken from amounts you have in each division of the Separate Account and the unloaned portion of the Guaranteed Interest Division. The related expense charge will also be deducted from these divisions. If you do not specifically indicate, we will make the withdrawal and deduct the related expense charge on the basis of your deduction allocation percentages. If we cannot make the withdrawal and deduct the expense charge in the manner discussed above, we will make the withdrawal and deduction based on the proportions of your unloaned amounts in the Guaranteed Interest Division and the divisions of the Separate Account to the total unloaned value of your Policy Account.

THE EFFECTS OF A PARTIAL WITHDRAWAL. A partial withdrawal reduces the amount you have in your Policy Account and Cash Surrender Value. Normally, it also reduces the death benefit on a dollar-for-dollar basis, but does not affect the net amount at risk, which is the difference between the current death benefit and the amount in your Policy Account. If you selected death benefit Option A, the Face Amount of your policy will generally be reduced so that there will be no change in the net amount at risk. However, under either option, if the death benefit is based on the Policy Account percentage multiple, the reduction in death benefit would be greater and the net amount at risk would be reduced. See DEATH BENEFITS on page 7. The withdrawal and these reductions will be effective as of the date your request is received at our Administrative Office. See TAX EFFECTS on page 16 for the tax consequences of a partial withdrawal and for a reduction in benefits.

SURRENDER FOR NET CASH SURRENDER VALUE. The Cash Surrender Value is the amount in your Policy Account minus the surrender charge described under SURRENDER CHARGE on page 14. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest.

You may surrender your policy for its Net Cash Surrender Value at any time while the insured person is living. See TAX EFFECTS on page 16 for the tax consequences of a policy surrender. We will deduct from the Net Cash Surrender Value any amount securing a Living Benefit payment. You may surrender the policy by sending a written request and the policy to our Administrative Office. We will compute the Net Cash Surrender Value as of the date we receive your request and the policy at our Administrative Office. All insurance coverage under your policy will end on that date.

DEDUCTIONS AND CHARGES

DEDUCTIONS FROM YOUR PREMIUMS. Charges for applicable taxes are deducted from all premiums and a premium charge will be deducted from your premiums as specified below. The balance of each premium (the net premium) is placed in your Policy Account.

o CHARGES FOR APPLICABLE TAXES and all additional charges imposed on premium payments by states and certain jurisdictions are deducted from each premium payment. Such taxes currently range between .75% and 5% (Virgin Islands). This tax is incurred by Equitable Variable, so you cannot deduct it on your income tax return. The amount of the tax may vary depending on the jurisdiction in which the insured person resides.

o This charge will be increased or decreased to reflect any legislative changes in the applicable tax. In addition, if an insured person changes his or her place of residence, you should notify us to change the charge to the tax rate of the new jurisdiction. Any change will take effect on the next policy anniversary.

o PREMIUM SALES CHARGE. 4% of each premium will be deducted to compensate us in part for sales and promotional expenses in connection with selling Incentive Life 2000, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. We pay these expenses from our own resources, including the premium sales charge, any surrender charge we might collect and any profit we may earn on the charges deducted under the policy. See SURRENDER CHARGE on page 14. Currently, we deduct the premium sales charge from each premium payment until the cumulative amount deducted equals our current maximum premium sales charge. The current maximum premium sales charge is equal to 40% of one "sales load target premium" established at issue. The sales load target premium varies by issue age, sex and smoker/non-smoker status of the insured person and the policy's Face Amount at issue, and is always less than or equal to 75% of one annual whole life premium calculated at 4% interest and guaranteed maximum cost of insurance and expense charges. However, if you increase the Face Amount, we may establish a new maximum amount corresponding to the amount of the increase. We reserve the right, however, to deduct the guaranteed maximum charge of 4% of each premium payment at any time during the life of the policy.

DEDUCTIONS FROM YOUR POLICY ACCOUNT. At the beginning of each policy month, the following charges are deducted from your Policy Account:

o MONTHLY ADMINISTRATIVE CHARGE. During the first policy year, $25 per month is deducted for policies with Face Amounts of $500,000 or more and $55 per month is deducted for policies with Face Amounts under $500,000. During subsequent policy years, a $5 per month charge will be deducted regardless of Face Amount, subject to a guaranteed maximum of $8 per month. The administrative charge is designed to cover the costs of issuing your policy and the costs of maintaining your policy, such as billing, policy transactions and policyowner communications. This charge is designed to reimburse us for expenses and we do not expect to profit from it.

o COST OF INSURANCE CHARGE. The cost of insurance charge is calculated by multiplying the net amount at risk at the beginning of the policy month by the monthly cost of insurance rate applicable to the insured person at that time. The net amount at risk is the difference between the current death benefit and the amount in your Policy Account.

   Your cost of insurance charge will vary from month to month with changes in the net amount at risk. For example, if the current death benefit for the month is increased because the death benefit is based on a percentage multiple of the Policy Account, then the net amount at risk for the month will increase. Assuming the percentage multiple is not in effect, increases or decreases to the Policy Account will result in a corresponding decrease or increase to the net amount at risk under Option A policies, but no change to the net amount at risk under Option B-PLUS policies. Increases or decreases to the Policy Account can result from making premium payments, investment experience or the deduction of charges.

   The monthly cost of insurance rate applicable to your policy will be based on our current monthly cost of insurance rates. After the first policy year, the current monthly cost of insurance rates may be changed from time to time. However, the current rates will never be more than the guaranteed maximum rates set forth in your policy. The guaranteed rates are based on the Commissioner's 1980 Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. The current and guaranteed monthly cost of insurance rates are determined based on the sex, age, rating class and smoker/non-smoker status of the insured person. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since a policy has been issued).

   Beginning in the sixth policy year, current monthly cost of insurance charges are reduced by an amount equal to a percentage of your unloaned Policy Account Value on the date such charges are assessed. These percentages begin at an annual effective rate of .05% and increase annually. This cost of insurance charge reduction applies on a current basis and is not guaranteed. Because Incentive Life 2000 was offered for the first time in 1992, no reduction of cost of insurance charges in the sixth policy year has yet been attained.

   Lower current cost of insurance rates apply at most ages for insured persons who qualify as non-smokers. To qualify, an insured person must meet additional requirements that relate to smoking habits. In addition, the insured person must be age twenty or over. Insured persons who are under twenty years of age may ask us to review their current smoking habits when they reach the policy anniversary nearest their twentieth birthday.

   There will be no distinctions based on sex in the cost of insurance rates for Incentive Life 2000 policies sold in Massachusetts and Montana. Policyowners in these states should disregard the references to sex in this prospectus. Cost of insurance rates applicable to a policy issued in these states will not be greater than the comparable male rates set forth or illustrated in this prospectus. Similarly, illustrated policy values in Part 4 would be no less favorable for comparable policies issued in these states. The guaranteed cost of insurance rates for Incentive Life 2000 policies in these states are based on the Commissioner's 1980 Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table.

   Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and smoker/non-smoker status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life 2000 in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

o CHARGES FOR ADDITIONAL BENEFITS. The cost of any additional benefits you choose will be deducted monthly. Your policy contains tables showing the guaranteed maximum rates for all of these insurance costs.

Any changes in the cost of insurance rates, charges for additional benefits, premium sales charge, mortality and expense risk charge or administrative charges will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes.

In addition to the monthly deductions from your Policy Account described above, we charge fees for certain policy transactions: see PARTIAL WITHDRAWALS FROM YOUR POLICY ACCOUNT on page 12, CHANGES IN INSURANCE PROTECTION on page 8, TRANSFERS OF POLICY ACCOUNT VALUE on page 10. Also, if, after your policy is issued, you request more than one illustration in a policy year, we may charge a fee. See ILLUSTRATIONS OF POLICY BENEFITS on page 25.

HOW POLICY ACCOUNT CHARGES ARE ALLOCATED. Generally, deductions from your Policy Account for monthly charges are made from the divisions of our Separate Account and the unloaned portion of our Guaranteed Interest Division in accordance with the deduction allocation percentages specified in your application unless you instruct us in writing to do otherwise. See FLEXIBLE PREMIUMS on page 7. If a deduction cannot be made in accordance with these percentages, it will be made based on the proportions that your unloaned amounts in the Guaranteed Interest Division and your amounts in the divisions of the Separate Account bear to the total unloaned value of your Policy Account.

CHARGES AGAINST THE SEPARATE ACCOUNT. These charges are reflected in the unit values for the divisions of the Separate Account. See HOW WE DETERMINE THE UNIT VALUE on page 10.

o A charge for assuming MORTALITY AND EXPENSE RISKS will be made. The annual current rate is .60%. The annual guaranteed rate is .70%. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your Policy Account will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risk that the cost of issuing and administering policies will be greater than we expected. If the amount collected from this charge exceeds losses from the risks assumed, it will be to our profit.

o We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which will reduce the investment experience of the divisions of the Separate Account. See TAX EFFECTS on page 16.

TRUST CHARGES. Our Separate Account purchases shares of the Trust at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Trust. The Trust does not impose a sales charge. See THE TRUST'S INVESTMENT ADVISER on page 4.

SURRENDER CHARGE. There will be a difference between the amount in your Policy Account and the Cash Surrender Value of your policy for at least the first fifteen policy years. This difference is the surrender charge, a contingent deferred sales load. See also PREMIUM SALES CHARGE on page 13. It is a contingent load because you pay it only if you surrender your policy, reduce its Face Amount or let it terminate. It is a deferred load because we do not deduct it from your premiums. Because the surrender charge is contingent and deferred, the amount we might collect in a policy year is not related to the actual sales expenses for that year. If you increase the policy's Face Amount above the previous highest Face Amount (computed without regard to changes in Face Amount resulting from changing the death benefit option), an additional surrender charge will apply to the amount of the increase for fifteen years commencing on the effective date of the increase.

To determine surrender charges, "target" premiums are used. Target premiums are not based on the "planned" premium you determine. See FLEXIBLE PREMIUMS on page
7. Target premiums are actuarially determined based on the age and smoker/non-smoker status of the insured person and the Face Amount. Except in certain circumstances, the sex of the insured person is also a factor in determining target premiums. See COST OF INSURANCE CHARGE on page 13. Target premiums used for surrender charge purposes are always less than or equal to a sales load target premium described on the preceding page.

The maximum surrender charge for the initial Face Amount of your policy (the "base policy") will be shown on the Policy Information Page and will equal 66% of one target premium. This maximum will not vary based on the amount of premiums you pay or when you pay them. After the first nine policy years, this maximum surrender charge on the base policy begins to decrease by 11% per year on a monthly basis for policy years ten through fifteen. After fifteen years, the surrender charge attributable to the base policy expires.

Subject to the maximum, the surrender charge is calculated based on actual premium payments. The surrender charge for the base policy equals 26% of premium payments made during the first policy year up to the amount of one target premium and 5% of any additional premiums paid during the first fifteen policy years attributable to the base policy.

Attempting to structure the timing and amount of premium payments to reduce the potential surrender charge below the maximum is not recommended. Paying small amounts of premium in the policy's first fifteen years to reduce the potential surrender charge could increase the risk that your policy will terminate without value. If payments are structured in this manner, the amount in your Policy Account would need to receive favorable investment performance for your policy not to terminate (performance in which, as a result of the payment structure, you would not fully participate).

If you increase the Face Amount of your policy above the previous highest Face Amount (computed without regard to changes in Face Amount resulting from changing the death benefit option), we will establish an additional surrender charge corresponding to the increased amount. An additional target premium attributable to the increase will be established and the additional surrender charge will be subject to the same maximum percentage of 66%. This maximum will start to decline in the tenth year after the increase in the same manner as the surrender charge on the base policy.

A portion of each premium payment made after a Face Amount increase will be deemed to be attributable to such increase, even if you do not increase the amount or frequency of your premium payments. The allocation of premiums between the base policy and Face Amount increases is actuarially determined in accordance with SEC regulations. The additional surrender charge will equal 26% of premium payments that are attributable to the Face Amount increase made during the first year following such increase (up to the amount of one target premium attributable to such increase) and 5% of any additional premiums that are attributable to the Face Amount increase during the first fifteen years following such increase.

If you request a Face Amount reduction, we will consider it a partial surrender and may deduct a portion of the surrender charge. Assuming you have not made a Face Amount increase, the pro rata surrender charge for a partial surrender will be determined by dividing the amount of the Face Amount decrease by the initial Face Amount and multiplying that fraction by the surrender charge. Face Amount reductions will be applied against prior Face Amount increases, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. See TAX EFFECTS on page 16 for a discussion of the tax consequences of changing the Face Amount.

ADDITIONAL INFORMATION ABOUT INCENTIVE LIFE 2000

YOUR POLICY CAN TERMINATE. Your insurance coverage under Incentive Life 2000 continues as long as the Net Cash Surrender Value of the policy is enough to pay the monthly deductions. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest. If the Net Cash Surrender Value at the beginning of any policy month is less than the deductions for that month, a 61-day grace period will begin. While a policy is in a grace period, you may not transfer Policy Account value, increase or decrease the Face Amount or make a partial withdrawal.

We will notify you, and any assignees on our records, in writing, that the grace period has begun and indicate the payment that is needed to avoid policy termination at the end of the grace period. The required payment will approximate an amount which would increase the Net Cash Surrender Value to cover total monthly deductions for three months (without regard to any investment performance in the Policy Account). The required payment and any residual Policy Account value will be used to cover the overdue deductions. However, if your Policy Account has unfavorable investment experience, the required payment may not be sufficient to cover the overdue deductions on the date we receive the payment. In this case, a new 61-day grace period will begin.

If we do not receive payment within the 61 days, your policy will terminate without value. We will withdraw any amount left in your Policy Account and apply this amount to the overdue deductions, any applicable surrender charges and any unpaid loan and accrued loan interest. We will inform you, and any assignee, at last known addresses that your policy has ended without value. See TAX EFFECTS on page 16 for the potential tax consequences of the termination of a policy.

YOU MAY RESTORE A POLICY AFTER IT TERMINATES. You may restore a policy within six months after it terminates if:

o you provide evidence that the insured person (and any other person insured under a rider) is still insurable, and

o  you make the  premium  payment  that we require to restore  the  policy.

The policy will be restored as of the beginning of the policy month which coincides with or follows the date we approve your application. Previous loans will not be reactivated.

From the required payment we will deduct the charge for applicable taxes and the premium sales charge. On the effective date of restoration, the Policy Account will be equal to the balance of the required payment plus a surrender charge credit. This credit will be equal to the amount of the surrender charge applicable at the beginning of the grace period, but not greater than the maximum surrender charge as of the effective date of restoration. We will start to make monthly deductions as of the effective date of restoration. On that date, the monthly administrative charges from the beginning of the grace period to the effective date of restoration will be deducted from the Policy Account. See TAX EFFECTS on page 16 for the potential tax consequences of restoring a terminated policy. Some states may vary the time period and conditions for policy restoration.

POLICY PERIODS, ANNIVERSARIES, DATES AND AGES. When an application for an Incentive Life 2000 policy is completed and submitted to us, we decide whether or not to issue the policy. This decision is made based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a policy, any premium paid will be refunded.

The Issue Date, shown on the Policy Information Page, is the date your policy is actually issued. Generally, contestability is measured from the Issue Date, as is the suicide exclusion.

The Final Policy Date is the policy anniversary nearest the insured person's 100th birthday. The policy ends on that date and the maturity benefit is paid if the insured person is still alive.

The Register Date, also shown on the Policy Information Page, is used to measure policy years and policy months. Charges and deductions are first made as of the Register Date. As to when coverage under the policy begins, see FLEXIBLE PREMIUMS on page 7.

Generally, we determine the Register Date based upon when we receive your full initial premium. In most cases:

o If you submit the full initial premium to your Equitable agent at the time you sign the application, and we issue the policy as it was applied for, then the Register Date will be the later of (a) the date part I of the policy application was signed or, (b) the date part II of the policy application was signed by a medical professional.

o If we do not receive your full initial premium at our Administrative Office before the Issue Date or, if the policy is not issued as applied for, the Register Date will be the same as the Issue Date.

We may permit corporate policyowners to backdate a Register Date (up to six months) in order to coordinate a single premium payment date for all employees. We may also permit policyowners to advance a Register Date (up to three months) in employer sponsored payroll deduction cases. Backdating the Register Date (up to six months) may also be permitted to save age.

The investment start date is the date that your initial net premium begins to vary with the investment performance of the divisions of the Separate Account or accrue interest in the Guaranteed Interest Division. Generally, the investment start date will be the same as the Register Date if the full initial premium is received at our Administrative Office before the Register Date. Otherwise, the investment start date will be the date the full initial premium is received at our Administrative Office. Thus, to the extent that your first premium is received before the Register Date, there will be a period during which the initial premium will not be invested. The investment start date for policies with backdated Register Dates will be the date the premium is received at our Administrative Office. Any subsequent premium payment received after the investment start date will begin to experience investment performance as of the date such payment is received at our Administrative Office. Remember, the amount of your initial net premium allocated to the Separate Account divisions may be temporarily allocated to the Money Market Division of the Separate Account prior to allocation in accordance with your instructions. See FLEXIBLE PREMIUMS on page 7.

Generally, when we refer to the age of the insured person, we mean his or her age on the birthday nearest to the beginning of the particular policy year.

TAX EFFECTS

This discussion is based on our understanding of the effect of the current Federal income tax laws as currently interpreted on Incentive Life 2000 policies owned by U.S. resident individuals. The tax effects on corporate taxpayers subject to the Federal alternative minimum tax, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult your legal or tax adviser.

POLICY PROCEEDS. An Incentive Life 2000 policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (the Code) and as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that Incentive Life 2000 will meet these requirements, and that under Federal income tax law:

o the death benefit received by the beneficiary under your Incentive Life 2000 policy will not be subject to Federal income tax; and

o as long as your policy remains in force, increases in the Policy Account value as a result of interest or investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy, such as a loan or a partial withdrawal.

Special tax rules may apply, however, if you transfer your ownership of the policy. Consult your tax adviser before any transfer of your policy.

The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." The character of any income recognized will be ordinary income as opposed to capital gain.

A MODIFIED ENDOWMENT IS a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense, administrative and surrender charges), would be fully paid for after seven level annual payments. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a downward adjustment formula, the Policy Account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change would occur if there was a substitution of the insured person, and could also occur as a result of a change in death benefit option, the selection of additional benefits, an increase in Face Amount and certain other changes.

If the benefits are reduced during the first seven policy years after entering into the policy (or within seven years after a material change), for example, by requesting a decrease in Face Amount or in some cases, by making a partial withdrawal or terminating additional benefits under a rider, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment. Generally, a life insurance policy which is received in exchange for a modified endowment will also be considered a modified endowment.

Changes made to a life insurance policy, for example, a decrease in benefits or the termination of or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy, as well as the maximum amount of Policy Account value that may be maintained under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance. See POLICY CHANGES on page 18.

IF YOUR INCENTIVE LIFE 2000 POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to current Federal income tax. Interest on the loan will generally not be tax deductible. After the first 15 policy years, the proceeds from a partial withdrawal will not be subject to Federal income tax except to the extent such proceeds exceed your "Basis" in your policy. Your Basis in your policy generally will equal the premiums you have paid less any amounts previously recovered through tax-free policy distributions. During the first fifteen policy years, the proceeds from a partial withdrawal could be subject to Federal income tax to the extent your Policy Account value exceeds your Basis in your policy. The portion subject to tax will depend upon the ratio of your death benefit to the Policy Account value (or in some cases, the premiums paid) under your policy and the age of the insured person at the time of the withdrawal. In addition, if at any time your policy is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of policy loan and accrued loan interest) over your Basis will be subject to Federal income tax. In addition, if a policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. On the Final Policy Date, the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax.

IF YOUR POLICY IS A MODIFIED ENDOWMENT, any distribution from your policy will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your Policy Account value exceeds your Basis in the policy. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowments issued by the same insurer or an affiliate to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowments.

A 10% penalty tax will also apply to the taxable portion of a distribution from a modified endowment. The penalty tax will not, however, apply to distributions
(i) to taxpayers 591/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. If your policy is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. If your policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules. In addition, upon the Final Policy Date the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax and, unless an exception applies, a 10% penalty tax.

If your policy becomes a modified endowment, distributions that occur during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition distributions from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. THIS MEANS THAT A DISTRIBUTION MADE FROM A POLICY

THAT IS NOT A MODIFIED ENDOWMENT COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.

DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury Department has issued final regulations regarding the diversification requirements. Failure to meet these requirements would disqualify your policy as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy. The Separate Account, through the Trust, intends to comply with these requirements.

In connection with the issuance of the then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular divisions of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for Federal income tax purposes. Under current law we believe that Equitable Variable, and not the owner of the policy, would be considered the owner of the assets of the Separate Account.

POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We have reserved in the policy the right to decline to accept all or part of any premium payments, decline to change death benefits, or decline to make partial withdrawals that would cause your policy to fail to qualify. We may also make changes in the policy or its riders or require additional premium payments or make distributions from the policy to the extent we deem necessary to qualify your policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. You will be given advance written notice of such changes.

TAX CHANGES. The United States Congress has in the past considered, is currently considering and may in the future consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have retroactive effect regardless of the date of enactment. We suggest you consult your legal or tax adviser.

ESTATE AND GENERATION SKIPPING TAXES. If the insured person is the policyowner, the death benefit under Incentive Life 2000 will generally be includable in the policyowner's estate for purposes of Federal estate tax. If the policyowner is not the insured person, under certain conditions only the Cash Surrender Value of the policy would be so includable. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a Federal estate tax liability. In addition, an unlimited marital deduction may be available for Federal estate tax purposes.

As a general rule, if a "transfer" is made to a person two or more generations younger than the policyowner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with your tax adviser for specific information, especially where benefits are passing to younger generations.

The particular situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate and generation skipping taxes as well as state and local estate, inheritance and other taxes.

PENSION AND PROFIT-SHARING PLANS. If Incentive Life 2000 policies are purchased by a fund which forms part of a pension or profit-sharing plan qualified under Sections 401(a) or 403 of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such policies will be somewhat different from that described above.

If purchased as part of a pension or profit-sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Account value will not be subject to Federal income tax. However, the Policy Account value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his Policy Account or was an owner-employee under the plan.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult your legal adviser.

OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These policyowners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for Federal income tax purposes and the right of the beneficiary to death benefits. Employees and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). You should consult your legal adviser.

OUR TAXES. Under the life insurance company tax provisions of the Code, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are reported in our Federal income tax return but we currently pay no income tax on investment income and capital gains reflected in variable life insurance policy reserves. Therefore, no charge is currently being made to any division of the Separate Account for taxes. We reserve the right to make a charge in the future for taxes incurred, for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policy.

We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to the Separate Account or allocable to the policy.

WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of the money you receive if the withdrawal of money from your Policy Account or the surrender or the maturity of your policy is a taxable transaction. If you do not wish us to withhold tax from the payment, or if enough is not withheld, you may have to pay later. You may also have to pay penalties under the tax rules if your withholding and estimated tax payments are insufficient. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

PART 3:       ADDITIONAL INFORMATION

YOUR VOTING PRIVILEGES

TRUST VOTING PRIVILEGES. As explained in Part 1, we invest the assets in the divisions of our Separate Account in shares of the corresponding Trust portfolios. Equitable Variable is the legal owner of the shares and will attend, and has the right to vote at, any meeting of the Trust's shareholders. Among other things, we may vote on any matters described in the Trust's prospectus or requiring a vote by shareholders under the Investment Company Act of 1940 (the
Act).

Even though we own the shares, to the extent required by the Act, you will have the opportunity to tell us how to vote the number of shares that can be attributed to your policy. We will vote those shares at meetings of Trust shareholders according to your instructions. If we do not receive instructions in time from all policyowners, we will vote shares in a portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions in that portfolio. We will vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in our Separate Account in the same proportions that all policyowners vote, including those who participate in other separate accounts. If the Federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Trust in our own right or to restrict policyowner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES. You may participate in voting only on matters concerning the Trust portfolios corresponding to the Separate Account divisions to which your Policy Account is allocated. The number of Trust shares in each division that are attributable to your policy is determined by dividing the amount in your Policy Account allocated to that division by the net asset value of one share of the corresponding Trust portfolio as of the record date set by the Trust's Board for the Trust's shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting of the Trust. Fractional shares are counted.

If you are entitled to give us voting instructions, we will send you proxy material and a form for providing voting instructions. In certain cases, we may disregard instructions relating to changes in the Trust's adviser or the investment policies of its portfolios. We will advise you if we do and detail the reasons in the next semiannual report to policyowners.

SEPARATE ACCOUNT VOTING RIGHTS. Under the Act, certain actions (such as some of those described under OUR RIGHT TO CHANGE HOW WE OPERATE, below) may require policyowner approval. In that case, you will be entitled to one vote for every $100 of value you have in the divisions of the Separate Account. We will cast votes attributable to amounts we have in the divisions of the Separate Account in the same proportions as votes cast by policyowners.

OUR RIGHT TO CHANGE HOW WE OPERATE

In addition to changing or adding investment companies, we have the right to modify how we or the Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

o add divisions to, or remove divisions from, the Separate Account, combine two or more divisions within the Separate Account, or withdraw assets relating to Incentive Life 2000 from one division and put them into another;

o  register or end the registration of the Separate Account under the Act;

o operate the Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Equitable Variable under the Act);

o restrict or eliminate any voting rights of policyowners or other people who have voting rights that affect the Separate Account;

o operate the Separate Account or one or more of the divisions in any other form the law allows, including a form that allows us to make direct investments. Our Separate Account may be charged an advisory fee if its investments are made directly rather than through an investment company. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of a division, you will be notified as required by law. We may, for example, cause the division to invest in a mutual fund other than, or in addition to, the Trust. If you then wish to transfer the amount you have in that division to another division of the Separate Account or to the Guaranteed Interest Division, you may do so, without charge, by contacting our Administrative Office. At the same time, you may also change how your net premiums and deductions are allocated.

OUR REPORTS TO POLICYOWNERS

Shortly after the end of each policy year you will receive a report that includes information about your policy's current death benefit, Policy Account value, Cash Surrender Value and policy loan. Notices will be sent to you to confirm premium payments (except premiums paid through an automated arrangement), transfers of amounts between investment divisions and certain other policy transactions.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in your application and any application for change. However, there are some limits on how and when we can challenge the policy.

o We cannot challenge the policy after it has been in effect, during the insured person's lifetime, for two years from the date the policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

o We cannot challenge any policy change that requires evidence of insurability (such as an increase in Face Amount or a substitution of insured person) after the change has been in effect for two years during the insured person's lifetime.

o We cannot challenge an additional benefit rider that provides benefits in the event that the insured person becomes totally disabled, after two years from the later of the Issue Date or the date as of which the additional benefit rider became effective. We can require proof of continuing disability while such a rider is in effect as specified in the rider.

If the insured person dies within the time that we may challenge the validity of the policy, we may delay payment until we decide whether to challenge the policy. If the insured person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the insured person's correct age and sex.

If the insured person commits suicide within two years after the date on which the policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding policy loan, accrued loan interest and any partial withdrawals of Net Cash Surrender Value. If the insured person commits suicide within two years after the effective date of an increase in Face Amount that you requested, we will pay the death benefit based on the Face Amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (including the transaction charge for the Face Amount increase). A new two-year suicide and contestability period will begin on the date of substitution following a substitution of insured. Some states require that we measure this time by some other date.

YOUR PAYMENT OPTIONS

Policy benefits or other payments, such as the Net Cash Surrender Value, may be paid immediately in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any division of the Separate Account. Instead, interest accrues pursuant to the options chosen.

You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See YOUR BENEFICIARY on page 21). If you do not arrange for a specific form of payment before the insured person dies, the beneficiary will be paid through the Equitable Access Account. See WHEN WE PAY POLICY PROCEEDS on page 21. The beneficiary will then have a choice of payment options. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the insured person dies. Different payment options may result in different tax consequences.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

YOUR BENEFICIARY

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the insurance benefits of the policy. You may change the beneficiary during the insured person's lifetime by writing to our Administrative Office. If no beneficiary is living when the insured person dies, we will pay the death benefit in equal shares to the insured person's surviving children. If there are no surviving children, we will pay the death benefit to the insured person's estate.

ASSIGNING YOUR POLICY

You  may  assign  (transfer)  your  rights  in the  policy  to  someone  else as collateral  for a loan or for some  other  reason,  if we  agree.  A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action taken before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership. BECAUSE THERE MAY BE TAX CONSEQUENCES, INCLUDING THE LOSS OF INCOME TAX-FREE TREATMENT FOR ANY DEATH BENEFIT PAYABLE TO THE BENEFICIARY, YOU SHOULD CONSULT YOUR TAX ADVISER PRIOR TO MAKING AN ASSIGNMENT.

WHEN WE PAY POLICY PROCEEDS

We will pay any death benefits, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and other documents that may be required for payment of death benefits) at our Administrative Office. Death benefits are determined as of the date of death of the insured person and will not be affected by subsequent changes in the unit values of the divisions of the Separate Account. Death benefits will generally be paid through the Equitable Access Account, an interest bearing checking account. A beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the Equitable Access Account is closed. If an Equitable agent helps the beneficiary of a policy to prepare the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook to the agent within seven days after we receive the required documents. The agent will deliver the checkbook to the beneficiary.

We may, however, delay payment if we contest the policy. We may also delay payment if we cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the SEC, or because the SEC has declared that an emergency exists. In addition, if necessary to protect our policyowners, we may delay payment where permitted under applicable law.

We may defer payment of any Net Cash Surrender Value or loan amount (except a loan to pay a premium to us) from the Guaranteed Interest Division for up to six months after we receive your request. We will pay interest of at least 3% a year from the date we receive your request if we delay more than 30 days in paying you such amounts from the Guaranteed Interest Division.

DIVIDENDS

No dividends are paid on the policy described in this prospectus.

REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every jurisdiction where we sell policies. As a result, the provisions of the Incentive Life 2000 policy may vary somewhat from jurisdiction to jurisdiction. State variations will be covered by a supplement to this prospectus or policy endorsement as appropriate.

The Incentive Life 2000 policy (Plan No. 90-300) has been filed with and approved by insurance officials in 50 states, Puerto Rico and the Virgin Islands. No Incentive Life 2000 policy is available in the District of Columbia. We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell policies. The officials are responsible for reviewing our reports to be sure that we are financially sound.

SPECIAL CIRCUMSTANCES

Equitable Variable may vary the charges and other terms of Incentive Life 2000 where special circumstances result in sales or administrative expenses or mortality risks that are different than those normally associated with Incentive Life 2000 policies.

These variations will be made only in accordance with uniform rules that we establish.

DISTRIBUTION

Prior to May 1, 1994, we were the principal underwriter of the Trust under a Distribution Agreement. In addition, Equitable distributed our policies under a Sales Agreement. Effective May 1, 1994, these underwriting and distribution responsibilities will be transferred to Equico Securities, Inc. (Equico), a wholly-owned subsidiary of Equitable, whose principal business address is 1755 Broadway, New York, NY 10019. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (the Exchange Act) and is a member of the National Association of Securities Dealers, Inc. Equico will be paid a fee for its services as distributor of our policies.

We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of Equico. The agent who sells you this policy receives sales commissions from Equitable. We reimburse Equitable from our own resources, including the Premium Sales Charge deducted from your premium and any Surrender Charges we might collect. Generally, during the first policy year, the agent will receive an amount equal to a maximum of 40% of the premiums paid up to a certain amount and 3% of the premiums paid in excess of that amount. For policy years two through ten, the agent receives an amount up to a maximum of 8% of the premiums paid up to a certain amount and 3% of the premiums paid in excess of that amount; and, for years eleven and later, the agent receives an amount up to 3% of the premiums paid. Following a requested Face Amount increase, commissions on a portion of the premium will be calculated based on the same rates described above. Agents with limited years of service may be paid differently. Commissions paid to agents based upon refunded premiums may be recovered.

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of Equico or of another company registered with the SEC as a broker-dealer under the Exchange Act. The commissions for independent brokers will be no more than those for agents and the same policy for recovery of commissions applies. Commissions will be paid through the registered broker-dealer.

Equitable performs certain sales and administrative duties for us pursuant to a written agreement which is automatically renewed each year, unless either party terminates. Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life insurance policies. The amounts paid and accrued to Equitable by us under the sales and services agreements totalled approximately $355.7 million in 1993, $374.9 million in 1992, and $336.6 million in 1991.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

ACCOUNTING AND ACTUARIAL EXPERTS

The financial statements of Equitable Variable and of the Separate Account included in this prospectus have been audited for the year ended December 31, 1993 by Price Waterhouse and for the years ended December 31, 1992 and 1991 by Deloitte & Touche, as stated in their respective reports. The financial statements of the Separate Account and Equitable Variable for the year ended December 31, 1993 included in this prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of such firm as experts in accounting and auditing. The financial statements of the Separate Account and Equitable Variable for the years ended December 31, 1992 and 1991 included in this prospectus have been so included in reliance on the reports of Deloitte & Touche, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Equitable Variable contained in this prospectus should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the Incentive Life 2000 policies. They should not be considered as bearing upon the investment experience of the divisions of the Separate Account.

Actuarial matters in this prospectus have been examined by Barbara Fraser, F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable. Her opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

NAME AND PRINCIPAL                 BUSINESS EXPERIENCE
BUSINESS ADDRESS                   WITHIN PAST FIVE YEARS
----------------                   ----------------------

DIRECTORS

Michel Beaulieu..................  Director of Equitable  Variable since February 1992.  Senior Vice  President,  Equitable,  since
                                   September  1991;  prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing  Director
                                   Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

Jerry de St Paer.................  Director of Equitable  Variable since April 1992.  Executive  Vice  President & Chief  Financial
                                   Officer,  Equitable,  since April 1992;  prior thereto,  Executive Vice President since December
                                   1990;  Senior Vice  President & Treasurer  June 1990 to December  1990;  Senior Vice  President,
                                   Equitable Investment  Corporation January 1987 to January 1991; Executive Vice President & Chief
                                   Financial  Officer,  Equitable  Companies  Inc.  since May  1992;  Director,  Economic  Services
                                   Corporation & various Equitable subsidiaries.

William T. McCaffrey.............  Director of Equitable Variable since February 1987. Executive Vice President,  Equitable,  since
                                   February 1986 and Chief  Administrative  Officer since  February 1988;  prior  thereto,  various other Equitable positions. Director, Equitable Foundation since September 1986.

Harvey Blitz.....................  Director of Equitable  Variable  since  October 1992.  Senior Vice  President,  Equitable  since
                                   September 1987. Senior Vice President, The Equitable Companies,  Incorporated,  since July 1992.
                                   Director,  Equico  Securities,  Inc.,  since  September  1992; The Equitable of Colorado,  since
                                   September 1992;  Traditional Equinet Business Corporation of New York and its subsidiaries since
                                   October 1992.

Christophe Dupont-Madinier.......  Director of Equitable Variable since February 1993. Senior Vice President,  AXA (Paris, France),
                                   since  1988.  Director,   Donaldson,  Lufkin  &  Jenrette,  Inc.;  Alliance  Capital  Management
                                   Corporation, Equitable Real Estate Investment Management, Inc.

Pascal Thebe.....................  Director of Equitable  Variable since  February 1993.  Vice  President,  Equitable,  since March
                                   1993.  Prior thereto,  Vice President,  AXA (Paris),  since March 1992;  Vice  President,  Alpha
                                   Assurances, since June 1989; Actuary, Drout Assurances, since 1986.

OFFICERS--DIRECTORS

James M. Benson..................  President,  Equitable  Variable  since  December,  1993;  Vice Chairman of the Board,  Equitable
                                   Variable since July 1993.  President and Chief Operating  Officer,  Equitable,  February 1994 to
                                   present;  Senior  Executive  Vice  President,  April  1993  to  February  1994.  Prior  thereto,
                                   President, Management Compensation Group, 1983 to February 1993.

Gordon Dinsmore..................  Senior  Vice  President,  Equitable  Variable,  since  February  1991.  Senior  Vice  President,
                                   Equitable since September 1989; prior thereto,  various other Equitable positions.  Director and
                                   Senior Vice President,  March 1991 to present,  Equitable of Colorado;  Director, FHJV Holdings,
                                   Inc., December 1990 to present; Director, Equitable Capital Securities Corporation,  August 1993
                                   to present, and Director Equitable Foundation, May 1991 to present.

Richard H. Jenrette..............  Senior  Investment  Officer,  Equitable  Variable,  since  September  1988;  Chairman  and Chief
                                   Executive Officer, The Equitable Companies  Incorporated,  since May 1992; Chairman of Executive
                                   Committee,  Equitable, since February 1994. Prior thereto, Chairman since May 1987. Chairman and
                                   Chief  Executive  Officer  from May 1990 to  September  1992.  Chairman,  Donaldson,  Lufkin and
                                   Jenrette,  Inc., since December 1973. Director,  AXA since July 1991 and various other Equitable subsidiaries. Director, McGraw-Hill, Inc., since January 1993.

James S. Kalmer..................  Senior Vice President,  Equitable  Variable,  since February 1991. Vice President since December
                                   1987.  Senior Vice President,  Equitable,  since September 1989, prior thereto,  Vice President.
                                   Director,  Traditional  Equinet Business  Corporation of New York (TRAEBCO) and its subsidiaries since March 1991.

NAME AND PRINCIPAL                 BUSINESS EXPERIENCE
BUSINESS ADDRESS                   WITHIN PAST FIVE YEARS
----------------                   ----------------------

OFFICERS--DIRECTORS (Continued)

Joseph J. Melone.................  Chairman of the Board and Chief  Executive  Officer,  Equitable  Variable,  since November 1990;
                                   Chairman  of the  Board  and Chief  Executive  Officer,  Equitable,  February  1994 to  present;
                                   President and Chief  Executive  Officer,  September 1992 to February  1994;  President and Chief
                                   Operating  Officer from November 1990 to September 1992.  President and Chief Operating  Officer
                                   of The  Equitable  Companies  Incorporated  since  July  1992.  Prior  thereto,  President,  The
                                   Prudential  Insurance Company of America,  since December 1984.  Director,  Equity & Law (United
                                   Kingdom) and various other Equitable subsidiaries.

Brian O'Neil.....................  Senior Vice President and Chief  Investment  Officer,  Equitable  Variable,  since October 1992.
                                   Executive  Vice  President & Chief  Investment  Officer,  Equitable,  since  April  1992;  prior thereto;  Senior Vice President  since February 1989;  Vice President from July 1988 to February
                                   1989. Senior Vice President, Equitable Capital, from November 1987 to March 1989.

Samuel B. Shlesinger.............  Senior Vice  President,  Equitable  Variable,  since  February  1988.  Senior Vice President and
                                   Actuary, Equitable; prior thereto, Vice President and Actuary.

Dennis D. Witte..................  Senior  Vice  President,  Equitable  Variable,  since  February  1991;  Senior  Vice  President,
                                   Equitable, since July 1990; prior thereto, various other Equitable positions.

OFFICERS

J. Thomas Liddle, Jr.............  Senior Vice President and Chief  Financial  Officer,  Equitable  Variable,  since February 1986.
                                   Senior Vice President,  Equitable since April 1991;  prior thereto,  Vice President and Actuary,
                                   Equitable.

Franklin Kennedy, III............  Vice President,  Equitable Variable, since August 1981. Senior Vice President,  Alliance Capital
   1345 Avenue of the Americas     Management  Corporation,  July  1993  to  present;  Senior  Vice  President,  Equitable  Capital
   New York, New York 10105        Management  Corporation,  March 1987 to July 1993.  Vice  President,  The  Hudson  River  Trust.
                                   Managing  Director  and  Chief  Investment Officer, Equitable Investment Management Corporation,
                                   from November 1983 to January 1987.

William A. Narducci..............  Vice  President  and  Chief  Claims  Officer,  Equitable  Variable  since  February  1989.  Vice
   200 Plaza Drive                 President, Equitable since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli...................  Vice President and Chief Underwriting  Officer,  Equitable  Variable,  since February 1988. Vice
   2 Penn Plaza                    President, Equitable.
   New York, New York 10121

Molly K. Heines..................  Secretary,  Equitable  Variable,  since February 1991; Vice President and Secretary,  Equitable,
                                   since July 1990; prior thereto, Vice President & Counsel.

Kevin R. Byrne...................  Treasurer,  Equitable  Variable,  since September 1990; Vice President and Treasurer,  Equitable
                                   since  September  1993;  prior thereto,  Vice President from March 1989 to September  1993. Vice
                                   President  and  Treasurer,  The Equitable  Companies  Incorporated,  September  1993 to present;
                                   Frontier  Trust  since  August  1990;  Traditional  Equinet  Business  Corporation  of New  York
                                   (TRAEBCO)  and its  subsidiaries  October 1990 to present.

Stephen Hogan....................  Vice President and Controller,  Equitable  Variable,  February 1994 to present.  Vice President,
                                   Equitable, January 1994 to present; prior thereto,  Controller, John Hancock subsidiaries,  from
                                   1987 to December 1993.

PART 4:       ILLUSTRATIONS OF POLICY BENEFITS

To help clarify how the key financial elements of the policy work, a series of tables has been prepared. The tables show how death benefits, Policy Account and Cash Surrender Values ("policy benefits") under a hypothetical Incentive Life 2000 policy could vary over time if the divisions of our Separate Account had CONSTANT hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. Actual policy benefits will differ from those shown in the tables if the annual investment returns AVERAGE 0%, 6% or 12% over a period of years but go above or below those figures in individual policy years. Actual policy benefits will also differ, depending on your premium allocations to each division, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual investment divisions. The tables are for a 40 year old standard risk male non-smoker. Planned premium payments of $3,000 for an initial Face Amount of $200,000 are assumed to be paid at the beginning of each policy year. The difference between the Policy Account and the Cash Surrender Values in the first fifteen years is the surrender charge. See SURRENDER CHARGE in the prospectus.

The tables illustrate cost of insurance and expense charges (policy cost factors) at both the current rates and at the maximum rates guaranteed in the policies. Beginning in the sixth policy year, the current tables reflect the reduction in current cost of insurance charges. The amounts shown at the end of each policy year reflect current daily charges against the Separate Account investment divisions of .60% per annum for mortality and expense risks (.70% for the guaranteed table), .48% per annum for investment management (the average of the effective annual advisory fees applicable to each Trust portfolio during 1993 and the maximum advisory fee for the Equity Index Portfolio) and .03% per annum for direct Trust expenses. The charge reflected for direct Trust expenses exceeds the aggregate actual charges incurred by the portfolios of the Trust as a percentage of aggregate average daily Trust net assets during 1993. The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be 1.11%, on 6% it would be 4.83%, and on 12% it would be 10.76%.
Remember, however, that investment management fees and direct Trust expenses vary by portfolio. See THE TRUST'S INVESTMENT ADVISER in the prospectus.

The tables assume a first year monthly administrative charge of $55 and an applicable tax rate of 2% of premiums for the deduction for premium taxes. There are tables for both death benefit Option A and death benefit Option B-PLUS and each option is illustrated using current and guaranteed policy cost factors. The current tables assume that the monthly administrative charge remains constant at $5 after the first policy year. The guaranteed tables assume that this monthly charge is $8. The tables reflect the fact that no charge is currently made for Federal taxes. If a charge is made for those taxes in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

The internal rate of return on Cash Surrender Value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the Cash Surrender Value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each policy year.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on the age and sex of the proposed insured person, standard risk assumptions and an initial Face Amount and planned premium of your choice. If you purchase a policy, we will, on request, deliver an individualized illustration reflecting the planned premium you have chosen and the insured person's actual risk class. Upon request after issuance, we will also provide a comparable illustration reflecting your actual Policy Account value. If you request illustrations more than once in any policy year, we may charge for the illustration.

                               INCENTIVE LIFE 2000
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                                   MALE AGE 40
                                   NON-SMOKER             DEATH BENEFIT OPTION A
                            ASSUMING CURRENT CHARGES

                                   DEATH BENEFIT(2)                  POLICY ACCOUNT(2)              CASH SURRENDER VALUE(2)
                             ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
   END OF                    ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED  ------------------------------     -----------------------------     -----------------------------
    YEAR       PREMIUMS(1)     0%         6%         12%          0%        6%         12%          0%        6%         12%
    ----       ----------   --------   --------   --------     -------   --------   --------     -------   --------   --------
      1         $  3,150    $200,000   $200,000   $200,000     $ 1,761   $  1,896   $  2,031     $ 1,132   $  1,267   $  1,402
      2            6,547     200,000    200,000    200,000       4,082      4,481      4,897       3,303      3,702      4,118
      3            9,930     200,000    200,000    200,000       6,360      7,174      8,055       5,432      6,246      7,126
      4           13,577     200,000    200,000    200,000       8,596      9,981     11,536       7,517      8,902     10,458
      5           17,406     200,000    200,000    200,000      10,786     12,904     15,376       9,558     11,675     14,147

      6           21,426     200,000    200,000    200,000      12,937     15,955     19,619      11,558     14,576     18,240
      7           25,647     200,000    200,000    200,000      15,046     19,139     24,311      13,541     17,634     22,806
      8           30,080     200,000    200,000    200,000      17,161     22,515     29,556      15,656     21,011     28,051
      9           34,734     200,000    200,000    200,000      19,302     26,115     35,441      17,798     24,610     33,936
     10           39,620     200,000    200,000    200,000      21,402     29,879     41,965      20,148     28,625     40,711

     15           67,972     200,000    200,000    200,000      31,126     51,396     87,039      31,126     51,396     87,039

     20          104,158     200,000    200,000    220,680      39,409     78,637    164,686      39,409     78,637    164,686

 25 (age 65)    $150,340    $200,000   $200,000   $365,509     $46,328   $114,657   $299,598     $46,328   $114,657   $299,598



(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.



                                 INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                 ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                                ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                        ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY     ACCUMULATED       ---------------------------      ---------------------------------
    YEAR      PREMIUMS(1)          0%        6%       12%            0%          6%          12%
    ----      ----------        -------   -------   -------      ---------   ---------   ---------
      1       $    3,150        -62.25%   -57.77%   -53.27%      6,566.67%   6,566.67%   6,566.67%
      2            6,547        -33.77    -28.18    -22.62         668.03      668.03      668.03
      3            9,930        -23.21    -17.19    -11.23         267.20      267.20      267.20
      4           13,577        -17.86    -11.60     -5.43         153.63      153.63      153.63
      5           17,406        -14.66     -8.24     -1.95         103.51      103.51      103.51

      6           21,426        -12.54     -6.00      0.38          76.08       76.08       76.08
      7           25,647        -10.99     -4.37      2.06          59.05       59.05       59.05
      8           30,080         -9.59     -2.96      3.46          47.47       47.57       47.57
      9           34,734         -8.47     -1.86      4.54          39.36       39.36       39.36
     10           39,620         -7.39     -0.85      5.48          33.24       33.24       33.24

     15           67,972         -4.77      1.64      7.88          17.17       17.17       17.17

     20          104,158         -4.20      2.51      8.87          10.46       10.46       11.26

 25 (age 65)    $150,340         -3.95%     3.12%     9.50%          6.90%       6.90%      10.74%



(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE VALUES FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT
ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               INCENTIVE LIFE 2000
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                                   MALE AGE 40
                                    NON-SMOKER            DEATH BENEFIT OPTION A
                           ASSUMING GUARANTEED CHARGES


                                   DEATH BENEFIT(2)                  POLICY ACCOUNT(2)              CASH SURRENDER VALUE(2)
                             ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
   END OF                    ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED  ------------------------------     -----------------------------     -----------------------------
    YEAR       PREMIUMS(1)     0%         6%         12%          0%        6%         12%          0%        6%         12%
    ----       ----------   --------   --------   --------     -------   --------   --------     -------   --------   --------
      1         $  3,150    $200,000   $200,000   $200,000     $ 1,759   $ 1,893    $  2,028     $ 1,130   $ 1,265    $  1,399
      2            6,457     200,000    200,000    200,000       3,948     4,342       4,754       3,169     3,564       3,975
      3            9,930     200,000    200,000    200,000       6,082     6,878       7,740       5,153     5,949       6,811
      4           13,577     200,000    200,000    200,000       8,155     9,499      11,011       7,076     8,420       9,932
      5           17,406     200,000    200,000    200,000      10,169    12,211      14,600       8,941    10,982      13,371

      6           21,426     200,000    200,000    200,000      12,119    15,012      18,534      10,740    13,634      17,155
      7           25,647     200,000    200,000    200,000      14,002    17,905      22,852      12,497    16,401      21,347
      8           30,080     200,000    200,000    200,000      15,816    20,893      27,593      14,311    19,388      26,088
      9           34,734     200,000    200,000    200,000      17,558    23,977      32,804      16,054    22,472      31,299
     10           39,620     200,000    200,000    200,000      19,224    27,158      38,533      17,970    25,904      37,279

     15           67,972     200,000    200,000    200,000      26,163    44,492      77,145      26,163    44,492      77,145

     20          104,158     200,000    200,000    200,000      29,815    63,985     140,901      29,815    63,985     140,901

 25 (age 65)    $150,340    $200,000   $200,000   $301,799     $28,268   $85,415    $247,360     $28,268   $85,415    $247,360



(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.



                                 INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                 ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                                ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                        ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY     ACCUMULATED       ---------------------------      ---------------------------------
    YEAR      PREMIUMS(1)          0%        6%       12%            0%          6%          12%
    ----      ----------        -------   -------   -------      ---------   ---------   ---------
      1       $    3,150        -62.33%   -57.85%   -53.35%      6,566.67%   6,566.67%   6,566.67%
      2            6,457        -35.70    -30.09    -24.50         668.03      668.03      668.03
      3            9,930        -25.40    -19.32    -13.30         267.20      267.20      267.20
      4           13,577        -20.04    -13.68     -7.42         153.63      153.63      153.63
      5           17,406        -16.78    -10.22     -3.81         103.51      103.51      103.51

      6           21,426        -14.60     -7.89     -1.37          76.08       76.08       76.08
      7           25,647        -13.01     -6.18      0.41          59.05       59.05       59.05
      8           30,080        -11.64     -4.76      1.85          47.57       47.57       47.57
      9           34,734        -10.62     -3.70      2.94          39.36       39.36       39.36
     10           39,620         -9.58     -2.69      3.91          33.24       33.24       33.24

     15           67,972         -7.15     -0.14      6.48          17.17       17.17       17.17

     20          104,158         -7.27      0.61      7.57          10.46       10.46       10.46

 25 (age 65)    $150,340         -8.69%     0.99%     8.28%          6.90%       6.90%       9.54%

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE VALUES FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT
ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               INCENTIVE LIFE 2000
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                                   MALE AGE 40
                                    NON-SMOKER       DEATH BENEFIT OPTION B-PLUS
                            ASSUMING CURRENT CHARGES


                                   DEATH BENEFIT(2)                  POLICY ACCOUNT(2)              CASH SURRENDER VALUE(2)
                             ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
   END OF                    ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED  ------------------------------     -----------------------------     -----------------------------
    YEAR       PREMIUMS(1)     0%         6%         12%          0%        6%         12%          0%        6%         12%
    ----       ----------   --------   --------   --------     -------   --------   --------     -------   --------   --------
      1         $  3,150    $201,757   $201,891   $202,026     $ 1,757   $  1,891   $  2,026     $ 1,128   $  1,262   $  1,397
      2            6,548     204,069    204,467    204,881       4,069      4,467      4,881       3,290      3,688      4,102
      3            9,930     206,334    207,144    208,020       6,334      7,144      8,020       5,405      6,215      7,091
      4           13,577     208,549    209,926    211,471       8,549      9,926     11,471       7,471      8,847     10,393
      5           17,406     210,715    212,815    215,267      10,715     12,815     15,267       9,486     11,586     14,038

      6           21,426     212,833    215,821    219,448      12,833     15,821     19,448      11,454     14,442     18,069
      7           25,647     214,902    218,947    224,056      14,902     18,947     24,056      13,397     17,442     22,551
      8           30,080     216,969    222,250    229,190      16,969     22,250     29,190      15,465     20,745     27,685
      9           34,734     219,054    225,756    234,928      19,054     25,756     34,928      17,549     24,252     33,423
     10           39,620     221,087    229,407    241,261      21,087     29,407     41,261      19,833     28,153     40,007

     15           67,972     230,279    249,859    284,232      30,279     49,859     84,232      30,279     49,859     84,232

     20          104,158     237,535    274,487    355,367      37,535     74,487    155,367      37,535     74,487    155,367

 25 (age 65)    $150,340    $242,709   $304,758   $476,099     $42,709   $104,758   $276,099     $42,709   $104,758   $276,099


(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.



                                 INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                 ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                                ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                        ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED      ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)         0%        6%       12%            0%          6%          12%
    ----       ----------       -------   -------   -------      ---------   ---------   ---------
      1        $  3,150         -62.39%   -57.92%   -53.43%      6,625.23%   6,629.71%   6,634.20%
      2           6,548         -33.95    -28.37    -22.82         676.27      677.08      677.91
      3           9,930         -23.41    -17.40    -11.45         271.48      272.02      272.61
      4          13,577         -18.08    -11.83     -5.67         156.73      157.21      157.76
      5          17,406         -14.90     -8.49     -2.20         106.06      106.55      107.11

      6          21,426         -12.80     -6.26      0.11          78.33       78.84       79.44
      7          25,647         -11.26     -4.64      1.78          61.11       61.64       62.30
      8          30,080          -9.87     -3.25      3.17          49.49       50.06       50.79
      9          34,734          -8.77     -2.16      4.24          41.20       41.80       42.61
     10          39,620          -7.69     -1.16      5.17          35.00       35.65       36.54

     15          67,972          -5.14      1.27      7.50          18.71       19.60       21.00

     20         104,158          -4.72      2.02      8.39          11.85       13.00       15.04

 25 (age 65)   $150,340          -4.67%     2.48%     8.98%          8.16%       9.60%      12.37%

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE VALUES FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT
ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               INCENTIVE LIFE 2000
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $3,000                              INITIAL FACE AMOUNT $200,000
                                   MALE AGE 40
                                    NON-SMOKER       DEATH BENEFIT OPTION B-PLUS
                           ASSUMING GUARANTEED CHARGES


                                    DEATH BENEFIT(2)                  POLICY ACCOUNT(2)              CASH SURRENDER VALUE(2)
                              ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
   END OF                     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
   POLICY      ACCUMULATED   ------------------------------     -----------------------------     -----------------------------
    YEAR       PREMIUMS(1)      0%         6%         12%          0%        6%         12%          0%        6%         12%
    ----       ----------    --------   --------   --------     -------   --------   --------     -------   --------   --------
      1         $  3,150     $201,755   $201,889   $202,023     $ 1,755   $ 1,889    $  2,023     $ 1,126   $ 1,260    $  1,395
      2            6,458      203,933    204,326    204,736       3,933     4,326       4,736       3,155     3,547       3,957
      3            9,930      206,050    206,842    207,699       6,050     6,842       7,699       5,121     5,913       6,770
      4           13,577      208,099    209,433    210,933       8,099     9,433      10,933       7,021     8,354       9,854
      5           17,406      210,082    212,103    214,467      10,082    12,103      14,467       8,853    10,874      13,238

      6           21,426      211,992    214,849    218,325      11,992    14,849      18,325      10,613    13,470      16,946
      7           25,647      213,824    217,668    222,537      13,824    17,668      22,537      12,319    16,163      21,032
      8           30,080      215,577    220,561    227,135      15,577    20,561      27,135      14,072    19,056      25,631
      9           34,734      217,247    223,527    232,158      17,247    23,527      32,158      15,742    22,023      30,654
     10           39,620      218,828    226,562    237,642      18,828    26,562      37,642      17,574    25,308      36,388

     15           67,972      225,078    242,502    273,483      25,078    42,502      73,483      25,078    42,502      73,483

     20          104,158      227,396    258,486    328,234      27,396    58,486     128,234      27,396    58,486     128,234

 25 (age 65)    $150,340     $223,616   $271,780   $411,215     $23,616   $71,780    $211,215     $23,616   $71,780    $211,215



(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.



                                 INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                                 ON CASH SURRENDER VALUES                ON DEATH BENEFIT
                                ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
   END OF                        ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
   POLICY      ACCUMULATED      ---------------------------      ---------------------------------
    YEAR       PREMIUMS(1)         0%        6%       12%            0%          6%          12%
    ----       ----------       -------   -------   -------      ---------   ---------   ---------
      1        $  3,150         -62.47%   -58.00%   -53.51%      6,625.16%   6,629.63%   6,634.11%
      2           6,458         -35.91    -30.32    -24.74         676.00      676.79      677.62
      3           9,930         -25.66    -19.58    -13.58         271.29      271.82      272.39
      4          13,577         -20.33    -13.97     -7.73         156.56      157.04      157.57
      5          17,406         -17.09    -10.54     -4.14         105.91      106.38      106.93

      6          21,426         -14.94     -8.23     -1.72          78.19       78.67       79.26
      7          25,647         -13.37     -6.55      0.04          60.96       61.47       62.11
      8          30,080         -12.03     -5.15      1.46          49.34       49.88       50.58
      9          34,734         -11.04     -4.11      2.53          41.03       41.60       42.37
     10          39,620         -10.01     -3.12      3.48          34.82       35.43       36.27

     15          67,972          -7.74     -0.72      5.92          18.46       19.27       20.58

     20         104,158          -8.25     -0.24      6.78          11.50       12.52       14.42

 25 (age 65)   $150,340         -10.67%    -0.34      7.26%          7.63%       8.88%      11.47%

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE VALUES FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT
ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                                      APPENDIX A

COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account investment divisions and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Division or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuity/Life Sourcebook, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments Age, USA Today, Investor's Daily, the New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund. This means that the performance data reported by the Trust may appear relatively more favorable than the performance data reported by the Separate Account divisions.

The Morningstar Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the investment divisions of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life 2000 premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Division of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those investment divisions that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1993 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the investment divisions of the Separate Account or the Trust will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.

                                                                AVERAGE ANNUAL RATES OF RETURN
                                 ----------------------------------------------------------------------------------------------
                                                 LONG-TERM         LONG-TERM      INTERMEDIATE-                        CONSUMER
                                 COMMON         GOVERNMENT         CORPORATE          TERM            TREASURY           PRICE
                                 STOCKS            BONDS             BONDS            BONDS             BILLS            INDEX
                                 ------         ----------         ---------      -------------       --------         --------
FOR THE
FOLLOWING
PERIODS ENDING
12/31/93:
--------
 1 year .....................      9.99%           18.24%            13.19%           11.24%             2.90%            3.00%
 3 years ....................     15.63            15.08             14.07            11.25              3.99             2.99
 5 years ....................     14.50            13.84             13.00            11.35              5.61             3.94
10 years ....................     14.94            14.41             14.00            11.43              6.35             3.73
20 years ....................     12.76            10.10             10.16             9.85              7.49             5.92
30 years ....................     10.46             7.37              7.69             8.17              6.65             5.32
40 years ....................     11.80             6.01              6.43             6.80              5.55             4.32
50 years ....................     12.30             5.21              5.57             5.74              4.61             4.35
60 years ....................     11.42             5.11              5.54             5.43              3.86             4.10
Since 1926 ..................     10.33             5.02              5.59             5.25              3.69             3.13
Inflation Adjusted
Since 1926 ..................      6.98             1.83              2.38             2.06              0.54
----------

*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1994 YEARBOOK(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

 Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

 Long-term Corporate Bonds -- For the period 1969-1993, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1993; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.

 Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond  portfolio constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                     Part II

                   REPRESENTATION REGARDING REASONABLENESS OF
                       AGGREGATE POLICY FEES AND CHARGES




      Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING PURSUANT TO RULE 484(b) (1)
                        UNDER THE SECURITIES ACT OF 1933

       Equitable Variable's By-Laws provide, in Article VII, as follows:

     7.1 Indemnification of Directors, Officers, Employees and Incorporators. To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

     (a) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer employee or incorporator of the Company shall be indemnified by the Company;

     (b) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, this testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

     (c) the related expenses of any such person in any of said categories may be advanced by the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.

The Supplement dated January 1, 1997 (for inforce business) consisting of 94 pages.

The Supplement of Equitable Variable dated May 1, 1996 (for inforce business) consisting of 49 pages.

The Supplement of Equitable Variable dated May 1, 1995 consisting of 46 pages.

The Prospectus of Equitable Variable dated May 1, 1994 consisting of 34 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

The signatures.

Written Consents of the following persons:

Mary P. Breen, Vice President and Associate General Counsel of
    Equitable (See exhibit 2(a))
Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable (See exhibit 2(b)) Independent Public Accountants (See exhibit 6)

The following exhibits: Exhibits required by Article IX, paragraph A of Form N-8B-2:

         1-A(1)(a)(i)      Certified resolutions re Authority to Market Variable
                           Life Insurance and Establish Separate Accounts.

         1-A(2)            Inapplicable.

         1-A(3)(a)         See Exhibit 1-A(8).

         1-A(3)(b)         Broker-Dealer and General Agent Sales Agreement

         1-A(3)(c)         See Exhibit 1-A(8)(i).

         1-A(4)            Inapplicable.

         1-A(5)(a)(i)      Flexible Premium Variable Life Insurance Policy
                           (90-300).

         1-A(5)(a)(ii)     Flexible Premium Variable Life Insurance Policy
                           (85-300)

         1-A(5)(b)         Name Change Endorsement (S.97-1)

         1-A(5)(c)         Accidental Death Benefit Rider (R90-219) (for use
                           with Policy 90-300).

         1-A(5)(d)         Term Insurance Rider on Additional Insured (R90-217)
                           (for use with Policy 90-300).

         1-A(5)(e)         Children's Term Insurance Rider (R90-218) (for use
                           with Policy 90-300).

         1-A(5)(f)         Substitution of Insured Rider (R90-212) (for use with
                           Policy  90-300).

         1-A(5)(g)         Disability Rider - Waiver of Monthly Deductions (R90-
                           216) (for use with Policy 90-300).

         1-A(5)(h)         Designated Insured Option Rider (R91-107).

         1-A(5)(i)         Limitation on Amount of Insurance Rider (85-406).

*        1-A(5)(j)         Accidental Death Benefit Rider (R85-401) (for use
                           with Policy 85-300).

*        1-A(5)(k)         Term Insurance Rider (R85-403) (for use with Policy
                           85-300).

*        1-A(5)(l)         Children's Term Insurance Rider (R95-404) (for use
                           with Policy 85-300).

*        1-A(5)(m)         Exchange Privilege Rider (R85-405) (for use with
                           Policy 85-300).

*        1-A(5)(n)         Disability Rider - Waiver of Monthly Deductions
                           (R85-408) (for use with Policy 85-300).

         1-A(5)(o)         Pro Rata Surrender Charge Endorsement (S.87-289) (for
                           use  with  Policy  85-300).

         1-A(5)(p)         Asset Allocation Endorsement (S.89-301) (for use with
                           Policy 85-300).

         1-A(5)(q)         Guaranteed Interest Division Transfer Rider
                           (Investment Options Rider) (R.89- 303)(for use with
                           Policy No. 85-300).

         1-A(5)(r)         Accelerated Death Benefit Rider (R94-102).

         1-A(5)(s)         Free Look Rider.

         1-A(5)(t)         Accounting Benefit Rider.

         1-A(6)(a)         Declaration and Charter of Equitable, as amended.

         1-A(6)(b)         By-Laws of Equitable, as amended.

         1-A(7)            Inapplicable.

         1-A(8) Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (formerly known as Equico Securities, Inc.), Equitable and Equitable Variable dated as of May 1, 1994.

         1-A(8)(i)         Schedule of Commissions.


---------------
* State variations not included.

         1-A(9)(a)         Agreement and Plan of Merger of Equitable Variable
                           with and into Equitable dated September 19, 1996.

         1-A(10)           Application EV4-200X.


Other Exhibits:


         2(a)              Opinion and Consent of Mary P. Breen, Vice
                           President and Associate General Counsel of Equitable.

         2(b)(i) Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable.

         2(b)(ii) Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable.

         2(b)(iii)         Consent of Barbara Fraser, F.S.A., M.A.A.A.,
                           Vice President of Equitable relating to
                           Exhibits 2(b)(i) and 2(b)(ii).

         3                 Inapplicable.

         4                 Inapplicable.

         5                 Financial Data Schedule (see Exhibit 27 below)

         6                 Consent of Independent Public Accountant.

         7                 Powers-of-Attorney.

         8                 Description of Equitable's Issuance,
                           Transfer  and  Redemption   Procedures  for  Flexible
                           Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.

        27                 Financial Data Schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 9th day of December, 1996.


                                SEPARATE ACCOUNT FP OF THE EQUITABLE
                                LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                                By:  THE EQUITABLE LIFE ASSURANCE SOCIETY
                                     OF THE UNITED STATES, DEPOSITOR

                                            By: /s/ Samuel B. Shlesinger
                                                ------------------------
                                                   (Samuel B. Shlesinger)
                                                    Senior Vice President





Attest: /s/ Linda Galasso
       -----------------
           (Linda Galasso)
            Assistant Secretary
            December 9, 1996

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 9th day of December, 1996.



                                                 THE EQUITABLE LIFE ASSURANCE
                                                 SOCIETY OF THE UNITED STATES


                                                 By: /s/ Samuel B. Shlesinger
                                                     ------------------------
                                                        (Samuel B. Shlesinger)
                                                         Senior Vice President


        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*  Joseph J. Melone           Chairman of the Board

*  James M. Benson            President and Chief Executive Officer

*  William T. McCaffrey       Senior Executive Vice President and Chief
                              Operating Officer

*  Jerry M. de St. Paer       Executive Vice President

PRINCIPAL FINANCIAL OFFICER:

*  Stanley B. Tulin.          Senior Executive Vice President and Chief
                              Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel
    Alvin H. Fenichel         Senior Vice President and Controller
    December 9, 1996

*DIRECTORS:


Claude Bebear               Jean-Rene Foutou          Winthrop Knowlton
James M. Benson             Norman C. Francis         Arthur L. Liman
Christopher J. Brocksom     Donald J. Greene          George T. Lowy
Francoise Colloc'h          John T. Hartley           William T. McCaffrey
Henri de Castries           John H.F. Haskell, Jr.    Joseph J. Melone
Joseph L. Dionne            W. Edwin Jarmain          Didier Pineau-Valencienne
William T. Esrey            G.Donald Johnson, Jr.     George J. Sella, Jr.
                                                      Dave H. Williams



*By:  /s/ Samuel B. Shlesinger
     ------------------------
         (Samuel B. Shlesinger)
          Attorney-in-Fact
          December 9, 1996

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                                                                                 TAG VALUE
-----------                                                                                 ---------
1-A(1)(a)(i)      Certified resolutions re Authority to Market Variable Life
                  Insurance and Establish Separate Accounts.                                EX-99.1A1ai RESOLU

1-A(3)(b)         Broker-Dealer and General Agent Sales Agreement                           EX-99.1A3b BROKR AGR

1-A(5)(a)(i)      Flexible Premium Variable Life Insurance Policy
                  (90-300).                                                                 EX-99.1A5ai POLICY

1-A(5)(a)(ii)     Flexible Premium Variable Life Insurance Policy
                  (85-300)                                                                  EX-99.1A5aii POLICY

1-A(5)(b)         Name Change Endorsement (S.97-1)                                          EX-99.1A5b ENDORS

1-A(5)(c)         Accidental Death Benefit Rider (R90-219) (for use
                  with Policy 90-300).                                                      EX-99.1A5c RIDER

1-A(5)(d)         Term Insurance Rider on Additional Insured (R90-217)
                  (for use with Policy 90-300).                                             EX-99.1A5d RIDER

1-A(5)(e)         Children's Term Insurance Rider (R90-218) (for use
                  with Policy 90-300).                                                      EX-99.1A5e RIDER

1-A(5)(f)         Substitution of Insured Rider (R90-212) (for use with
                  Policy  90-300).                                                          EX-99.1A5f RIDER

1-A(5)(g)         Disability Rider - Waiver of Monthly Deductions (R90- 216)
                  (for use with Policy 90-300).                                             EX-99.1A5g RIDER

1-A(5)(h)         Designated Insured Option Rider (R91-107).                                EX-99.1A5h RIDER

1-A(5)(i)         Limitation on Amount of Insurance Rider (85-406).                         EX-99.1A5i RIDER

1-A(5)(j)         Accidental Death Benefit Rider (R85-401) (for use with Policy
                  85-300).                                                                  EX-99.1A5j RIDER

1-A(5)(k)         Term Insurance Rider (R85-403) (for use with Policy
                  85-300).                                                                  EX-99.1A5k RIDER

1-A(5)(l)         Children's Term Insurance Rider (R95-404) (for use with Policy
                  85-300).                                                                  EX-99.1A5l RIDER

1-A(5)(m)         Exchange Privilege Rider (R85-405) (for use with
                  Policy 85-300).                                                           EX-99.1A5m RIDER

1-A(5)(n)         Disability Rider - Waiver of Monthly Deductions, (R85-408)
                  (for use with Policy 85-300).                                             EX-99.1A5n RIDER

1-A(5)(o)         Pro Rata Surrender Charge Endorsement (S.87-289) (for
                  use  with  Policy  85-300).                                               EX-99.1A5o ENDORS

1-A(5)(p)         Asset Allocation Endorsement (S.89-301) (for use with
                  Policy 85-300).                                                           EX-99.1A5p ENDORS

1-A(5)(q)         Guaranteed Interest Division Transfer Rider (Investment
                  Options Rider) (R.89-303)(for use with Policy No. 85-300).                EX-99.1A5q RIDER

1-A(5)(r)         Accelerated Death Benefit Rider (R94-102).                                EX-99.1A5r RIDER

1-A(5)(s)         Free Look Rider.                                                          EX-99.1A5s ENDORS

1-A(5)(t)         Accounting Benefit Rider.                                                 EX-99.1A5t ENDORS

1-A(6)(a)         Declaration and Charter of Equitable, as
                  amended.                                                                  EX-99.1A6a CHARTER

1-A(6)(b)         By-Laws of Equitable, as amended.                                         EX-99.1A6b BYLAWS

1-A(8)            Distribution and Servicing Agreement among EQ Financial                   EX-99.1A8 DIST AGR
                  Consultants, Inc. (formerly known as Equico Securities,
                  Inc.), Equitable and Equitable Variable dated as of
                  May  1,  1994.

1-A(8)(i)         Schedule of Commissions.                                                  EX-99.1A8i SCHED COM

1-A(9)(a)         Agreement and Plan of Merger of Equitable Variable with and
                  into Equitable dated September 19, 1996.                                  EX-99.1A9a MERG AGR

1-A(10)           Application EV4-200X.                                                     EX-99.1A10 INS APP

2(a)              Opinion and Consent of Mary P. Breen, Vice
                  President and Associate General Counsel of Equitable.                     EX-99.2a LEG OPIN

2(b)(i)           Opinion and Consent of Barbara Fraser, F.S.A.,
                  M.A.A.A., Vice President of Equitable.                                    EX-99.2bi OPINION

2(b)(ii)          Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A.,
                  Vice President of Equitable.                                              EX-99.2bii OPINION

2(b)(iii)         Consent of Barbara Fraser, F.S.A., M.A.A.A.,
                  Vice President of Equitable relating to Exhibits 2(b)(i) and
                  2(b)(ii).                                                                 EX-99.2biii ACT OPIN

6                 Consent of Independent Public Accountant.                                 EX-99.6 CONSENT

7(a)              Powers-of-Attorney.                                                       EX-99.7a POW ATTY

8                 Description of Equitable's Issuance,                                      EX-99.8 DESC PROC
                  Transfer  and  Redemption   Procedures  for  Flexible
                  Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii)
                  under the Investment Company Act of 1940.

27                Financial Data Schedule.                                                  EX-27